    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 2000

                                                    REGISTRATION NO. 333-[     ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                              TRAVELOCITY.COM INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                            4700                           75-2855109
(State or other jurisdiction of     (Primary Standard Industrial      (IRS Employer Identification
 incorporation or organization)     Classification Code Number)                   No.)

                             ---------------------
                              TRAVELOCITY.COM INC.
                           4200 BUCKINGHAM BOULEVARD
                                    MD 1400
                            FORT WORTH, TEXAS 76155
                              TEL. (817) 963-2923
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                TERRELL B. JONES
                            CHIEF EXECUTIVE OFFICER
                              TRAVELOCITY.COM INC.
                           4200 BUCKINGHAM BOULEVARD
                                    MD 1310
                            FORT WORTH, TEXAS 76155
                              TEL. (817) 963-2923
  (Name and address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------
                                   Copies to:

       JAMES E. MURPHY                CHARLES M. NATHAN                LEONARD R. STEIN                GARY I. HOROWITZ
    SENIOR VICE PRESIDENT,      FRIED, FRANK, HARRIS, SHRIVER     EXECUTIVE VICE PRESIDENT,           MICHAEL J. NOONEY
  CORPORATE DEVELOPMENT AND               & JACOBSON                 BUSINESS AFFAIRS AND         SIMPSON THACHER & BARTLETT
          TREASURER                   ONE NEW YORK PLAZA               GENERAL COUNSEL               425 LEXINGTON AVENUE
          SABRE INC.               NEW YORK, NEW YORK 10004          PREVIEW TRAVEL, INC.          NEW YORK, NEW YORK 10017
  4255 AMON CARTER BOULEVARD            (212) 859-8000                 747 FRONT STREET                 (212) 455-2000
           MD 4224                                                SAN FRANCISCO, CALIFORNIA
   FORT WORTH, TEXAS 76155                                                  94111
        (817) 963-6400                                                  (415) 439-1200

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the merger described in the enclosed proxy statement/prospectus.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
 TITLE OF EACH CLASS OF SECURITIES      AMOUNT TO BE        PROPOSED MAXIMUM         PROPOSED MAXIMUM          AMOUNT OF
         TO BE REGISTERED                REGISTERED      OFFERING PRICE PER UNIT AGGREGATE OFFERING PRICE  REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per      22,945,952(1)        Not Applicable          Not Applicable         $209,748.95(2)
share..............................
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

(1) Based on the maximum number of shares of common stock, $0.001 par value, of the Registrant which may be issued to the stockholders of Preview Travel, Inc., a Delaware corporation ("Preview Travel"), pursuant to the merger of Preview Travel with and into the Registrant as described herein.
(2) Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, the registration fee has been calculated based on a price of $34.625 per share of common stock of Preview Travel (the average of the high and low price per share of common stock of Preview Travel as reported on the Nasdaq National Market on January 27 , 2000), which shares will be canceled upon completion of the merger of Preview Travel with and into the Registrant. On November 5, 1999 the Registrant paid a fee equal to $89,804.66 in connection with preliminary proxy materials filed on Schedule 14A by Preview Travel.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Outside front cover

The background of the page includes a large airplane.

The Travelocity.com Inc. logo is on the upper left-hand side of the page.

The Preview Travel, Inc. logo is on the upper right-hand side of the page.

The following text appears in the middle of the page:

Proxy Statement / Prospectus
The merger of Travelocity.com Inc. and Preview Travel, Inc.

Travelocity.com Inc. has applied to have its common stock listed on the Nasdaq National Market under the symbol "TVLY."

Before you make a decision, we encourage you to carefully read this proxy statement/prospectus, in particular the "Risk Factors" beginning on page __ of this proxy statement/prospectus.

Neither the SEC nor any state securities has approved or disapproved the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated January __, 2000, and is first being mailed to stockholders on January __, 2000.

The bottom of the page includes three symbols. The first symbol is an airplane with an arrow pointing towards it. The second symbol is a car and the third symbol is a hotel.

      THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION DATED JANUARY 31, 2000

                         [PREVIEW TRAVEL LOGO TO COME]

                                                             February [  ], 2000

Dear Preview Travel Stockholder:

     We are pleased to send you this proxy statement/prospectus for a special meeting of Preview Travel's stockholders. At the meeting, you will be asked to approve a merger of Preview Travel with Travelocity.com Inc., which is currently owned by Sabre Holdings Corporation. As a result of the merger, Preview Travel's separate existence will cease, and you will receive common stock of Travelocity.com Inc.

     You will receive one share of Travelocity.com Inc. common stock for each share of Preview Travel common stock that you own. In the merger, Travelocity.com Inc. will issue approximately 14,018,000 shares of its common stock to Preview Travel stockholders, all of which shares are being registered. In addition, Sabre will receive shares of Travelocity.com Inc. preferred stock, which have economic rights equivalent to approximately 3 million shares of Travelocity.com Inc. common stock. None of the shares of Travelocity.com Inc. preferred stock are being registered.

     Travelocity.com Inc. will be a holding company whose sole asset will be units in the Travelocity.com partnership that after the merger will own and operate Sabre's Travelocity business and Preview Travel's business. After the merger, Preview Travel stockholders will own approximately 30% of this partnership through their ownership of Travelocity.com Inc. common stock. Sabre will own the remaining 70%. The partnership will be governed by a board of directors, and Travelocity.com Inc. will have the power to elect a majority of these directors. The Preview Travel stockholders will hold approximately 30% of the voting power in Travelocity.com Inc. and Sabre will hold 70% of the voting power in Travelocity.com Inc.

     For a limited period of time after the merger, Travelocity.com Inc. may require Sabre to invest an additional $50 million in Travelocity.com Inc. at the market price of Preview Travel common stock at the time of the merger. If Travelocity.com Inc. requires Sabre to make this investment, Sabre's percentage ownership of the partnership and its voting power in Travelocity.com Inc. would
increase from approximately 70% to approximately   %, assuming that the price of
Preview Travel common stock at the time of the merger is $     per share, which
is a recent price of Preview Travel common stock. The Preview Travel stockholders' percentage ownership of the Travelocity.com partnership and their
voting power in Travelocity.com Inc. would decrease to approximately   %.

     PREVIEW TRAVEL'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE MERGER AGREEMENT. IN ADDITION, JAMES J. HORNTHAL, AMERICA ONLINE, INC. AND MEDIA ONE INTERACTIVE SERVICES, INC. HAVE AGREED TO VOTE ALL SHARES OF PREVIEW TRAVEL COMMON STOCK THAT THEY BENEFICIALLY OWN IN FAVOR OF THE MERGER AGREEMENT.

     Please use this opportunity to take part as a Preview Travel stockholder by voting at this special meeting. Whether or not you plan to attend, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed stamped envelope to ensure that your shares are voted at the meeting. YOUR VOTE IS VERY IMPORTANT, SO PLEASE TAKE THE TIME TO VOTE YOUR SHARES.

                                   Sincerely,

James J. Hornthal
Founder and Chairman of the Board
Christopher E. Clouser
President and Chief Executive Officer

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON MARCH    , 2000

                             ---------------------

To the stockholders of Preview Travel, Inc.:

     A special meeting of the stockholders of Preview Travel, Inc. will be held at the Park Hyatt San Francisco, 333 Battery Street, San Francisco, California
94111, on March   , 2000, at 2:00 p.m., local time, for the following purposes:

          1. To consider and vote on a proposal to adopt an Agreement and Plan of Merger, dated as of October 3, 1999, between Travelocity.com Inc., certain of its affiliates and Preview Travel, Inc. providing for the merger of Preview Travel into Travelocity.com Inc. with Travelocity.com Inc. being the surviving entity. In the merger, Preview Travel stockholders will receive one share of Travelocity.com Inc. common stock for each share of Preview Travel common stock, as described in the attached proxy statement/prospectus.

          2. To conduct such other business as may properly be brought before the special stockholders meeting or any adjournment or postponement.

     Please read this proxy statement/prospectus carefully for a description of the merger agreement. Only stockholders of record at the close of business on January 20, 2000 are entitled to notice of, and to vote at, the meeting or any adjournment or postponement. Under Delaware law, holders of Preview Travel common stock are not entitled to appraisal rights in connection with the merger. In accordance with the General Corporation Law of the State of Delaware, Preview Travel shall make available a complete list of the stockholders of Preview Travel entitled to vote at the special meeting at Preview Travel's principal office at least ten days prior to the date of the special meeting.

     You are cordially invited to attend the special stockholders meeting. Whether or not you plan to attend, please act promptly to vote your shares with respect to the proposals described above. You may vote your shares by completing, signing, dating and returning the enclosed proxy card as promptly as possible in the enclosed postage-paid envelope. If you attend the special stockholders meeting, you may vote your shares in person even if you have previously submitted a proxy. PLEASE DO NOT SEND YOUR STOCK CERTIFICATE WITH YOUR PROXY CARD.

                                            By Order of the Board of Directors,

                                            /s/  Leonard R. Stein
                                            Executive Vice President, Business
                                            Affairs and General Counsel,
                                            Corporate Secretary

San Francisco, California
February [  ], 2000

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE
MERGER..................................    1
SUMMARY OF ADDITIONAL TERMS.............    8
  The Companies.........................    8
  Reasons for the Merger................    8
  The Special Stockholders Meeting......    8
  Interests of Directors and Officers in
     the Merger.........................    9
  Tax Consequences of the Merger........    9
  No Appraisal or Dissenters' Rights....    9
  Accounting Treatment of the Merger....    9
  Opinion of Financial Advisor..........   10
  Per Share Market Price Information....   10
  The Merger Agreement..................   10
  Related Agreements....................   11
  Your Rights as a Stockholder
     Will Change........................   11
  Governmental and Regulatory Matters...   11
SUMMARY SELECTED PRO FORMA AND
  HISTORICAL FINANCIAL
  DATA..................................   12
  How We Prepared the Financial
     Statements.........................   12
  Accounting Treatment..................   12
  Summary Selected Unaudited Pro Forma
     Combined Financial Data............   13
  Summary Selected Unaudited Pro Forma
     Combined Financial Data............   14
  Summary Selected Historical
     Consolidated Financial Data of
     Preview Travel.....................   15
  Comparative Per Share Data............   16
  Capitalization........................   16
RISK FACTORS............................   18
CAUTIONARY STATEMENT CONCERNING
  FORWARD-LOOKING STATEMENTS............   23
THE SPECIAL STOCKHOLDERS MEETING........   24
  Date, Time and Place..................   24
  Matters to be Considered at the
     Special Stockholders Meeting.......   24
  Record Date; Stock Entitled to Vote;
     Quorum.............................   24
  Votes Required; Voting Agreements.....   25
  Share Ownership of Management.........   25
  Preview Travel Board Recommendation...   26
  How You Can Vote......................   26
THE TRANSACTIONS........................   27
  Prior to the Merger...................   27
  The Merger............................   27
  Immediately After the Merger..........   28
  Governance............................   29
  Reasons for the Structure of the
     Transactions.......................   30
THE MERGER..............................   30
  General...............................   30
  Background of the Merger..............   30
  Sabre's and the Travelocity Division's
     Reasons for the Merger.............   34
  Recommendation of the Preview Travel
     Board of Directors; Preview
     Travel's Reasons for the Merger....   34
  Opinion of Hambrecht & Quist..........   36
  Material Federal Income Tax
     Consequences.......................   41
  Regulatory Matters....................   42
  Accounting Treatment..................   42
  No Appraisal or Dissenters' Rights....   43
  Listing of Travelocity.com Inc.'s
     Common Stock.......................   43
  Delisting and Deregistration of
     Preview Travel Common Stock........   43
  Federal Securities Laws Consequences;
     Stock Transfer Restrictions........   44
INTERESTS OF DIRECTORS AND OFFICERS IN
  THE MERGER............................   44
  Employment Agreements.................   44
  Effects of the Merger Under Preview
     Travel's Stock Option Plans........   45
  Director's and Officer's Liability
     Insurance; Indemnification
     Agreements.........................   46
PER SHARE MARKET PRICE AND DIVIDEND
  INFORMATION...........................   46
  Market Prices and Dividends...........   46
UNAUDITED PRO FORMA CONDENSED COMBINED
  FINANCIAL INFORMATION.................   47
  Notes to Travelocity.com Inc.
     Unaudited Pro Forma Condensed
     Combined Financial Statements......   54
MANAGEMENT DISCUSSION AND ANALYSIS OF
  PRO FORMA FINANCIAL INFORMATION OF
  TRAVELOCITY.COM INC. .................   59
  Overview..............................   59
  Results of Operations.................   60
  Liquidity and Capital Resources.......   61
THE TRAVELOCITY.COM BUSINESS............   62
  Overview..............................   62
  Industry Background...................   62
  The Travelocity.com Business'
     Solution...........................   64
  The Travelocity.com Business'
     Strategy...........................   66

Strategic Relationships..........................         67
  Technology.....................................         71
  Consumer Marketing.............................         71
  Sales and Supplier Relations...................         72
  Competition....................................         72
  Government Regulation..........................         73
  Intellectual Property..........................         73
MATERIAL TERMS OF THE MERGER AGREEMENT...........         75
  General........................................         75
  Closing; Effective Time........................         75
  Consideration to be Received in the
     Merger......................................         75
  Procedures for Surrender of Certificates.......         75
  Representations and Warranties.................         76
  Covenants......................................         77
  No Solicitation................................         78
  Additional Agreements..........................         79
  Conditions to Completion of the Merger.........         80
  Termination of the Merger Agreement............         81
  Termination Fee................................         82
  Amendments.....................................         82
THE TRAVELOCITY.COM BUSINESS' RELATIONSHIP WITH
  SABRE..........................................         82
  Governance.....................................         83
  Noncompetition Agreement.......................         83
  Conflict of Interest Arrangements..............         84
MATERIAL TERMS OF RELATED AGREEMENTS.............         87
  Partnership Agreement..........................         87
  Management Services Agreement..................         89
  Contribution Agreements........................         90
  Registration Rights Agreement..................         90
  Intercompany Agreements........................         90
MANAGEMENT OF TRAVELOCITY.COM FOLLOWING THE
  MERGER.........................................         94
  Executive Officers and Directors...............         94
  Compensation of Directors......................         96
  Board Committees...............................         96
  Stock Plans....................................         97
  Other Benefit Plans of Travelocity
     Holdings....................................        101
  Other Benefit Plans of the Travelocity.com
     Partnership.................................        103
  Certain Relationships and Related
     Transactions................................        103
SABRE'S TRAVELOCITY DIVISION.....................        104
  Overview.......................................        104
  The Travelocity Division's Strategy............        104
  Web Sites......................................        105
  Strategic Relationships........................        107
  Intellectual Property and Property Rights......        108
  Licensing of Products and Technology...........        108
  Competition....................................        108
  Legal Proceedings..............................        108
  Employees......................................        108
  Properties.....................................        109
THE TRAVELOCITY DIVISION SELECTED HISTORICAL
  FINANCIAL DATA.................................        110
THE TRAVELOCITY DIVISION'S MANAGEMENT DISCUSSION
  AND ANALYSIS...................................        112
  Overview.......................................        112
  Results of Operations..........................        113
  Liquidity and Capital Resources................        116
  Inflation......................................        116
  New Accounting Pronouncements..................        117
  Quantitative and Qualitative Disclosure About
     Market Risk.................................        117
TRAVELOCITY.COM EXECUTIVE COMPENSATION...........        117
  Long-Term Incentive Plan Awards in Last Fiscal
     Year........................................        120
  Employment Agreements..........................        121
COMPARISON OF STOCKHOLDER RIGHTS.................        123
DESCRIPTION OF TRAVELOCITY.COM INC.'S CAPITAL
  STOCK..........................................        127
  General........................................        127
  Common Stock...................................        127
  Dividend Limitations...........................        127
  Additional Series of Preferred Stock...........        127
  Series A Preferred Stock.......................        128
  Class B Common Stock...........................        129
  Anti-Takeover Effects of Provisions of
     Travelocity.com Inc.'s Restated Certificate
     of Incorporation and Restated Bylaws........        129
WHERE YOU CAN FIND MORE INFORMATION..............        130
FUTURE STOCKHOLDER
  PROPOSALS......................................        132
EXPERTS..........................................        132
LEGAL MATTERS....................................        132
INDEPENDENT PUBLIC ACCOUNTANTS...................        132
INDEX TO FINANCIAL
  STATEMENTS.....................................        F-1

                                LIST OF ANNEXES

ANNEX A    Agreement and Plan of Merger................................   A-1
ANNEX B-1  Voting Agreement with James J. Hornthal.....................   B-1
ANNEX B-2  Voting Agreement with MediaOne Interactive Services,
           Inc. .......................................................   B-7
ANNEX B-3  Voting Agreement with America Online, Inc...................  B-13
ANNEX C    Opinion of Hambrecht & Quist................................   C-1
ANNEX D    Restated Certificate of Incorporation of Travelocity.com....   D-1
ANNEX E    Restated Bylaws of Travelocity.com..........................   E-1
ANNEX F    Amended and Restated Agreement of Limited Partnership of
           Travelocity.com, L.P........................................   F-1

     Preview Travel files reports and other information with the SEC. You may read and copy this information at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet Web site the SEC maintains at www.sec.gov.

     This document incorporates important business and financial information about Preview Travel from documents it has filed with the SEC, but that we have not included in or delivered with this document. Preview Travel will provide you with copies of the information relating to Preview Travel, without charge, upon written or oral request to:

        Preview Travel, Inc.
        747 Front Street
        San Francisco, California 94111
        Attention: Casey Cotter
        Telephone number: (415) 439-1200

     IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL STOCKHOLDERS MEETING, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN
FEBRUARY   , 2000. If you request any incorporated documents from us, Preview
Travel will mail them to you by first class mail, or another equally prompt means, within one business day after Preview Travel receives your request.

     For more information on the matters incorporated by reference in this document, see "Where You Can Find More Information" on page 129.

     We have not authorized anyone to give any information or make any representation about the merger of our companies that differs from, or adds to, the information in this document or in our documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

     If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers of exchange, or to buy the securities offered by this proxy statement/prospectus, or to ask for proxies, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this proxy statement/prospectus does not extend to you.

     The information contained in this proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies. Travelocity.com Inc. has supplied all information contained in this proxy statement/prospectus relating to AMR Corporation, Sabre Holdings Corporation, Sabre Inc., Sabre's Travelocity Division, Travelocity Holdings, Inc., Travelocity.com Inc. and Travelocity.com LP. Preview Travel has supplied all information in this proxy statement/prospectus relating to Preview Travel.

     This document contains trademarks of Travelocity.com Inc., Preview Travel, and Sabre and its affiliates.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHY AM I RECEIVING THESE MATERIALS?

A: We are sending you these materials to help you decide how to vote your shares with respect to the merger of Preview Travel with Travelocity.com Inc. In the merger, Preview Travel stockholders will receive Travelocity.com Inc.'s common stock. The merger requires the approval of holders of a majority of the outstanding shares of Preview Travel common stock. If you do not vote your Preview Travel shares, the effect will be a vote against the merger.

Q: WHICH BUSINESSES ARE MERGING?

A: The Travelocity Division and Preview Travel are merging. The Travelocity
   Division provides consumer-direct travel services on the Internet. It is owned by Sabre Holdings Corporation. We refer to the business conducted as a separate division of Sabre before the merger as the "Travelocity Division."

Q: WHAT WILL HAPPEN TO PREVIEW TRAVEL AND THE PREVIEWTRAVEL.COM WEB SITE AFTER
   THE MERGER?

A: Preview Travel will be integrated with the Travelocity Division. The
   Previewtravel.com Web site will be integrated with the Travelocity.com Web site under the "Travelocity.com" brand, as soon as practicable.

Q: WHAT DO I NEED TO DO NOW?

A: Carefully read this document and indicate on your enclosed proxy card how you want to vote. Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible. You should indicate your vote now even if you expect to attend the special stockholders meeting and vote in person. Indicating your vote now will not prevent you from later canceling or revoking your proxy right up to the day of the special stockholders meeting and will ensure that your shares are voted if you later find you cannot attend the special stockholders meeting. If you do not vote, this will have the same effect as a vote against the merger agreement.

Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE?

A: You may change your vote:

   - by sending a written notice to the corporate secretary of Preview Travel prior to the special stockholders meeting stating that you would like to revoke your proxy;

   - by signing a later-dated proxy card and returning it by mail in time to be received prior to the special stockholders meeting; or

   - by attending the special stockholders meeting and voting in person.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: If you provide your broker with instructions on how to vote, your broker will vote your shares. Otherwise, your broker will not be permitted to vote your shares. This will have the same effect as a vote against the merger agreement.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES AT THIS TIME?

A: No. After we complete the merger, Travelocity.com Inc. will send Preview
   Travel stockholders written instructions for exchanging their stock certificates.

Q: WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: We expect to complete the merger immediately upon the approval of Preview
   Travel stockholders at the special stockholders meeting and after we obtain necessary regulatory clearances.

Q: HOW WILL THE TRAVELOCITY DIVISION AND PREVIEW TRAVEL BE COMBINED?

A: The two businesses will be combined in three steps. These three steps are illustrated in the following three diagrams.

   - STEP ONE: before the merger, Sabre will contribute the Travelocity Division and $50 million in cash to a partnership in return for partnership units. We refer to this partnership as the "Travelocity.com Partnership."

                              [TRAVELOCITY CHART]

   - STEP TWO: Preview Travel will merge into Travelocity.com Inc. In the merger, the former Preview Travel stockholders will receive Travelocity.com Inc.'s common stock and Sabre will receive Travelocity.com Inc.'s preferred stock.

                              [TRAVELOCITY CHART]

- STEP THREE: immediately after the merger, Travelocity.com Inc. will contribute the Preview Travel business to the Travelocity.com Partnership in return for partnership units, where it will be combined with the Travelocity Division. We refer to the combined business of the Travelocity Division and Preview Travel after the merger as the "Travelocity.com Business." The Travelocity.com Partnership will operate the Travelocity.com Business.

                              [TRAVELOCITY CHART]

Q: WHO WILL OWN THE TRAVELOCITY.COM PARTNERSHIP?

A: Sabre will own approximately 64% of the Travelocity.com Partnership's equity.
   Travelocity.com Inc. will own approximately 36% of the Travelocity.com Partnership's equity. The partnership will be governed by a nine member board of directors. Sabre will have the right to elect four of these directors, and Travelocity.com Inc. will have the right to elect the remaining five directors.

Q: WHAT WILL THE FORMER PREVIEW TRAVEL STOCKHOLDERS OWN AFTER THE MERGER?

A: The former Preview Travel stockholders will beneficially own approximately
   30% of the equity of the Travelocity.com Partnership. They will receive approximately 14 million shares of Travelocity.com Inc.'s common stock, which will represent approximately 82% of Travelocity.com Inc.'s equity. Their approximate 82% equity interest in Travelocity.com Inc. will equal approximately 30% of the equity of the Travelocity.com Partnership, because 82% (their equity in Travelocity.com Inc.) of 36% (Travelocity.com Inc.'s equity interest in the Travelocity.com Partnership) is approximately 30%.

Q: WHAT WILL SABRE OWN?

A: Sabre will beneficially own approximately 70% of the equity of the Travelocity.com Partnership. Sabre will receive 33 million shares of Travelocity.com Inc.'s preferred stock. The preferred stock will have economic rights equivalent to 3 million shares of Travelocity.com Inc.'s common stock, and will represent approximately 18% of Travelocity.com Inc.'s equity.

   Sabre's equity interest in the Travelocity.com Partnership will be comprised of:

   - Sabre's approximate 64% equity interest in the Travelocity.com Partnership held directly; and

   - an approximate 6% interest in the Travelocity.com Partnership (that is, 18% of Travelocity.com Inc.'s 36% equity interest in the Travelocity.com Partnership) represented by Sabre's equity interest in Travelocity.com Inc.

Q: WHAT VOTING POWER IN TRAVELOCITY.COM INC. WILL THE FORMER PREVIEW TRAVEL
   STOCKHOLDERS AND SABRE HOLD?

A: The former Preview Travel stockholders will hold approximately 30% of the total voting power in Travelocity.com Inc. Sabre will hold approximately 70% of the total voting power in Travelocity.com Inc. Thus, your voting power in Travelocity.com Inc. will mirror your equity interest in the Travelocity.com Partnership.

            This structure is illustrated in the following diagram:

                              [TRAVELOCITY CHART]

Q: WILL THE EQUITY INTERESTS OF SABRE AND THE FORMER PREVIEW TRAVEL STOCKHOLDERS
   IN THE TRAVELOCITY.COM PARTNERSHIP BE FIXED?

A: No. Travelocity.com Inc. has the right to cause Sabre to invest up to an additional $50 million in cash during the ten days following the merger, at the average market price of Preview Travel common stock for the ten days prior to the merger. If Travelocity.com Inc. exercises this right, Sabre's equity interest in the Travelocity.com Partnership will be increased. Also, the equity interests of former Preview Travel stockholders and Sabre in the Travelocity.com Partnership will be changed if there are other future stock issuances or repurchases, including when employees exercise options to acquire Travelocity.com Inc.'s common stock.

Q: WILL SABRE CONTROL TRAVELOCITY.COM INC. AND THE TRAVELOCITY.COM PARTNERSHIP?

A: Yes. As long as Sabre beneficially owns a majority of the total voting power in Travelocity.com Inc., Sabre will have the ability to elect all of the members of the Travelocity.com Inc. board of directors and to control its management and affairs. Sabre's control of Travelocity.com Inc. will give Sabre the practical ability to elect all of the Travelocity.com Partnership's board of directors and thereby to control its management and affairs. The designees to the initial board and the executive officers of each of Travelocity.com Inc. and the Travelocity.com Partnership are identified on page 94.

Q: WHO WILL MANAGE THE TRAVELOCITY.COM PARTNERSHIP AFTER THE MERGER?

A: The Travelocity.com Partnership's board of directors will be responsible for managing the Travelocity.com Partnership. Travelocity.com Inc. will have the right to appoint five of the nine directors, and Sabre will have the right to appoint the remaining four directors of the Travelocity.com Partnership. Employees of a Sabre subsidiary will manage the Travelocity.com Partnership on a day-to-day basis, under the oversight of the

Travelocity.com Partnership's board of directors.

Q: HOW WILL SABRE, TRAVELOCITY.COM INC. AND THE TRAVELOCITY.COM PARTNERSHIP
   ADDRESS CONFLICTS OF INTEREST?

A: Two of the nine directors of Travelocity.com Inc. and the Travelocity.com
   Partnership must be independent of Sabre. That is, they cannot be employees, officers or directors of Sabre or its affiliates, and they must not have any material business relationship with Sabre or its affiliates. Initially, however, we intend to have three independent directors on both boards. For two years after the merger, at least one independent director of Travelocity.com Inc. and the Travelocity.com Partnership must approve any transactions with Sabre or any of Sabre's material customers or suppliers. In addition, Sabre will agree not to compete with Travelocity.com Inc. or the Travelocity.com Partnership for the same two-year period. Travelocity.com Inc. and the Travelocity.com Partnership will also have policies to address conflicts of interest and allocation of business opportunities as described on page 84.

                         WHO CAN ANSWER YOUR QUESTIONS?

             If you have additional questions, you should contact:

                              Preview Travel, Inc.
                                747 Front Street
                        San Francisco, California 94111
                            Attention: Casey Cotter
                      E-mail: mergerinfo@previewtravel.com
                        Telephone Number: (415) 439-1200

                                       or

                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                            New York, New York 10010
                        Telephone Number: (212) 929-5500
                                       or
                                 (800) 332-2885

                          SUMMARY OF ADDITIONAL TERMS

     This summary and the preceding questions and answers highlight selected information from this proxy statement/prospectus. They do not contain all of the information that is important to you. To understand the proposed transactions fully and the consequences to you, and for a more complete description of the legal terms of the merger and related transactions, we urge you to read carefully the entire proxy statement/prospectus and the documents we refer to in this document. See "Where You Can Find More Information" on page 130. We have included page references directing you to a more complete description of each item presented in this summary.

THE COMPANIES (PAGES 61 AND 104)

TRAVELOCITY.COM INC.
4200 Buckingham
MD 1400
Fort Worth, Texas 76155
(817) 963-2923

     Travelocity.com Inc. will be a holding company whose sole asset will be units in the Travelocity.com Partnership, which after the merger will own the Travelocity.com Business. The Travelocity Division, currently an operating division of Sabre, is a leading provider, in terms of travel bookings and monthly visitors, of consumer-direct travel reservation services and travel content on the Internet. Sabre is the world leader in the electronic distribution of travel services, with the largest worldwide market share of global distribution systems, and a leader in travel technology services.

     The Travelocity.com Business will be the world's largest online travel agency, with more travel bookings and more monthly visitors to its Web site than any competitor. On a combined basis giving effect to the merger:

     - visitors would have booked over $1 billion in travel services on the Travelocity.com Web site in 1999; and

     - the Travelocity.com Business would have had over 6.6 million different visitors to its Web sites during the month of November 1999, as measured by Media Metrix.

PREVIEW TRAVEL, INC.
747 Front Street
San Francisco, California 94111
(415) 439-1200

     Preview Travel is a leading provider, based on the number of different visitors to its Web site in a given month, of online travel reservation services and content for leisure and small-business travelers.

REASONS FOR THE MERGER (PAGE 34)

     We believe that the merger will:

     - create the leader in the online travel category with significant portal presence, greater branding strength and the largest online travel customer base in terms of persons who visit our Web sites in a typical month;

     - combine Preview Travel's marketing and content strengths with the Travelocity Division's travel industry knowledge and technology expertise; and

     - create additional stockholder value by exploiting the strategic advantages that inure to online market leaders.

THE SPECIAL STOCKHOLDERS MEETING; SHARE OWNERSHIP BY PREVIEW TRAVEL MANAGEMENT (PAGES 24 AND 25)

     At the special stockholders meeting, Preview Travel will ask you to approve the merger agreement. Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Preview Travel common stock.

     Preview Travel stockholders may vote at the special stockholders meeting if they owned shares of common stock at the close of business on January 20, 2000, the record date. Each share has one vote. On the record date, approximately 14,018,000 shares of Preview Travel common stock were outstanding. On the record date, Preview Travel's directors and officers were entitled to vote approximately 7.3% of Preview Travel's outstanding shares.

     The founder and chairman of Preview Travel's board and two Preview Travel stockhold-ers, America Online, Inc. and MediaOne Interactive Services, Inc., have agreed to vote their shares in favor of the merger. These shares represent 18.8% of Preview Travel's outstanding shares on the record date.

INTERESTS OF DIRECTORS AND OFFICERS IN THE MERGER (PAGE 44)

     When you consider the merger agreement and the recommendation of the Preview Travel board of directors that you vote in favor of the merger, you should be aware that officers and directors of Preview Travel may have interests in the merger that may be different from yours.

     Fifty percent of the unvested Preview Travel options that officers of Preview Travel hold will vest immediately before the merger. Travelocity.com Inc. will convert the remainder of their Preview Travel options into options to acquire Travelocity.com Inc.'s common stock that will vest in equal monthly increments over the 12 months following the merger. In addition, all of the options that Preview Travel granted to its directors under the directors' stock option plan will vest immediately before the merger. Preview Travel will also pay severance benefits to officers whose employment is terminated as a result of the merger.

     In particular:

     - Christopher Clouser, the Chief Executive Officer, President and a director of Preview Travel, holds unvested options with an aggregate in the money value of $6.4 million: under his employment agreement, half of these options will vest immediately before the closing of the merger, and the other half will vest over the 12 months following the merger;

     - the executive officers of Preview Travel as a group, other than Mr. Clouser, hold unvested options with an aggregate in the money value of $20.3 million: pursuant to a resolution that Preview Travel's board of directors adopted before signature of the merger agreement, half of these options will vest immediately before the closing of the merger, and the other half will vest over the 12 months following the merger;

     - the directors of Preview Travel as a group hold unvested options with an aggregate in the money value of $1.8 million that will vest immediately before the closing of the merger under Preview Travel's directors' stock option plan;

     - the officers of Preview Travel as a group, including Mr. Clouser, would be eligible to receive severance benefits of $750,000 if their employment is terminated as a result of the merger.

     We based all of the values of Preview Travel options that we list above on the price of Preview Travel common stock of $39.25 per share as of January 20, 2000.

TAX CONSEQUENCES OF THE MERGER (PAGE 41)

     You generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of your Preview Travel shares for shares of Travelocity.com Inc.'s common stock in the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend on your particular situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

NO APPRAISAL OR DISSENTERS' RIGHTS (PAGE 43)

     Under Delaware law, holders of Preview Travel common stock are not entitled to dissenters' or appraisal rights in connection with the merger, which means you do not have any right to an appraisal of the value of your Preview Travel shares. Accordingly, if you vote against the adoption of the merger agreement but the agreement is adopted by the holders of a majority of the Preview Travel common stock, you will become a stockholder of Travelocity.com Inc.

ACCOUNTING TREATMENT OF THE MERGER (PAGE 42)

     As a result of the merger, the Travelocity.com Partnership will record on its balance sheet:

     - the fair market value of Preview Travel's assets and liabilities; and

     - the historical net book value of the Travelocity Division's assets and liabilities.

     The Travelocity.com Partnership will record approximately $215 million of intangible assets and goodwill in the merger. After the merger, intangible assets and goodwill will be approxi-mately 65% of the Travelocity.com Partnership's pro forma total assets.

     The Travelocity.com Partnership will amortize the intangible assets and goodwill acquired in the merger over a 3-year period, resulting in an approximate $72 million charge per year that will negatively affect the Travelocity.com Partnership's net income.

     Sabre has a majority equity interest in the Travelocity.com Partnership and the general presumption would be for Sabre to consolidate the Travelocity.com Partnership into its financial statements. Although Travelocity.com Inc. does not have a majority equity interest in the Travelocity.com Partnership, Travelocity.com Inc. controls the Travelocity.com Partnership through the Travelocity.com Partnership's board of directors since Travelocity.com Inc. has the right to appoint a majority of the directors. Accordingly, we believe the general presumption is overcome and Travelocity.com Inc. will consolidate the Travelocity.com Partnership into its financial statements. Furthermore, although Travelocity Holdings, Inc., a Sabre subsidiary, will manage the day to day operations of the Travelocity.com Partnership pursuant to the management services agreement, it is subject to the direction and oversight of the Travelocity.com Partnership's board of directors. As such, the Travelocity.com Partnership's board of directors has the unilateral ability to control the management of the Travelocity.com Partnership, thereby enabling Travelocity.com Inc. to consolidate the Travelocity.com Partnership in its separate financial statements. Travelocity.com Inc.'s consolidated financial statements will include the financial statements of Travelocity.com Inc. and the Travelocity.com Partnership, with Sabre's interest in the Travelocity.com Partnership deducted as a single line item.

OPINION OF FINANCIAL ADVISOR (PAGE 36)

     Preview Travel retained Hambrecht & Quist LLC as its financial advisor in connection with the merger to render a financial fairness opinion to the Preview Travel board of directors.

     In deciding to approve the merger, the Preview Travel board of directors considered Hambrecht & Quist's opinion, which stated that as of its date and subject to the considerations described in the opinion:
     - the merger of Preview Travel with and into Travelocity.com Inc.,

     - Travelocity.com Inc.'s contribution of Preview Travel's assets to the Travelocity.com Partnership, and

     - Sabre's contribution of the Travelocity Division to the Travelocity.com Partnership,

taken together, are fair, from a financial point of view, to Preview Travel stockholders. We have attached this opinion as Annex C to this proxy statement/prospectus.

PER SHARE MARKET PRICE INFORMATION (PAGE 46)

     Preview Travel shares are traded on the Nasdaq National Market. On October 1, 1999, the last full trading day prior to our announcement of the signing of the merger agreement, the closing price of the Preview Travel common stock was $17.625 per share, the high price was $17.6875 per share and the low price was $16.125 per share. On February [ ], 2000, the last practicable trading day for which information was available prior to the date of this proxy statement/prospectus, the closing price of the Preview Travel common stock was
$     per share, the high price was $     per share and the low price was $
per share. The market price of shares of Preview Travel common stock fluctuates. As a result, you should obtain current market quotations.

THE MERGER AGREEMENT (PAGE 75)

     We have attached the merger agreement as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement because it contains important terms of the merger, including conditions to the merger and termination rights.

  Conditions to the Merger

     We will complete the merger only if the conditions specified in the merger agreement are satisfied or waived, including that the holders of a majority of Preview Travel's outstanding common stock approve the merger agreement.

  Termination of the Merger Agreement and
  Termination Fees

     Preview Travel and Sabre can jointly agree to terminate the merger agreement at any time without completing the merger. In addition, either Preview Travel or Sabre can terminate the merger agreement in circumstances specified in the agreement.

     Preview Travel must pay Sabre a $10 million termination fee, less any reimbursed expenses, if the merger agreement terminates in circumstances that are specified in the agreement. The merger agreement also requires the parties to reimburse each other for expenses they incur in connection with the merger if the merger agreement terminates in circumstances that are specified in the agreement.

RELATED AGREEMENTS (PAGE 87)

     In addition to the merger agreement, Travelocity.com Inc., the Travelocity.com Partnership, Sabre and several Sabre subsidiaries will enter into agreements governing the Travelocity.com Partnership, the management of the Travelocity.com Partnership by a wholly owned subsidiary of Sabre, the contributions of the Travelocity Division and Preview Travel businesses to the Travelocity.com Partnership, and other agreements related to the separation of the Travelocity Division from Sabre.

YOUR RIGHTS AS A STOCKHOLDER WILL CHANGE
(PAGE 123)

     Your rights as a Preview Travel stockholder are determined by Delaware law and by Preview Travel's certificate of incorporation and bylaws. When the merger is completed, your rights as a Travelocity.com Inc. stockholder will be determined by Delaware law and by Travelocity.com Inc.'s restated certificate of incorporation and restated bylaws.

REGULATORY MATTERS (PAGE 42)

     U.S. antitrust laws prohibit us from completing the merger until we have furnished notice and information about Preview Travel and the Travelocity Division to the Federal Trade Commission and the Antitrust Division of the Department of Justice, and a required waiting period has ended. We furnished the required notice and information on October 12, 1999 and the waiting period ended on November 11, 1999.

            SUMMARY SELECTED PRO FORMA AND HISTORICAL FINANCIAL DATA

HOW WE PREPARED THE FINANCIAL STATEMENTS

     We are providing the information on the following pages regarding the Travelocity.com Business on a pro forma basis and Preview Travel on a historical basis to aid you in your analysis of the financial aspects of the merger. We derived this information from:

     - the audited financial statements of the Travelocity Division for the year ended December 31, 1998 and the unaudited financial statements of the Travelocity Division for the nine months ended September 30, 1998 and 1999, and

     - the audited consolidated financial statements of Preview Travel for the years 1996 through 1998 and the unaudited consolidated financial statements of Preview Travel for the nine months ended September 30, 1998 and 1999.

     Historical information for the Travelocity Division is presented starting on page 110. Before the merger, the Travelocity Division was an operating division of Sabre and was not conducted as a separate business. The historical financial information for the Travelocity Division does not include the impact of the contribution agreements and the intercompany agreements that the Travelocity.com Partnership and Sabre will enter into, and does not indicate the results of the Travelocity.com Business after the merger is completed.

     The information on the following pages is only a summary and you should read it together with the Unaudited Pro Forma Condensed Combined Financial Information of Travelocity.com Inc. and related notes starting on page F-2, the Travelocity Division Selected Historical Financial Data starting on page 110, the historical financial statements and related notes of the Travelocity Division starting on page F-7, and the historical financial statements and related notes contained in the annual reports, quarterly reports and other information that Preview Travel has filed with the SEC and incorporated in this proxy statement/prospectus by reference. For information on how to obtain materials incorporated by reference, see "Where You Can Find More Information" on page 130.

ACCOUNTING TREATMENT

     Sabre has a majority equity interest in the Travelocity.com Partnership and the general presumption would be for Sabre to consolidate the Travelocity.com Partnership into its financial statements. Although Travelocity.com does not have a majority equity interest in the Travelocity.com Partnership, Travelocity.com Inc. controls the Travelocity.com Partnership through the Travelocity.com Partnership's board of directors since Travelocity.com Inc. has the right to appoint a majority of the directors. Accordingly, we believe the general presumption is overcome and Travelocity.com Inc. will consolidate the Travelocity.com Partnership into its financial statements. Furthermore, although Travelocity Holdings, a Sabre subsidiary, will manage the day to day operations of the Travelocity.com Partnership pursuant to the management services agreement, it is subject to the direction and oversight of the Travelocity.com Partnership's board of directors. As such, the Travelocity.com Partnership's board of directors has the unilateral ability to control the management of the Travelocity.com Partnership, thereby enabling Travelocity.com Inc to consolidate the Travelocity.com Partnership in its separate financial statements.

     Travelocity.com Inc.'s consolidated financial statements will include the financial statements of Travelocity.com Inc. and the Travelocity.com Partnership, with Sabre's 64% interest in the Travelocity.com Partnership's results of operations presented as a single line item, "Sabre's interest in partnership," in Travelocity.com Inc.'s statement of operations. Travelocity.com Inc.'s consolidated results of operations and financial position will consist of the total of 36% of the Travelocity.com Partnership's results and 100% of Travelocity.com Inc.'s results.

     Travelocity.com Inc. will account for the merger as a purchase of Preview Travel's assets and liabilities. As a result of the merger, the Travelocity.com Partnership will record on its balance sheet:

     - the fair market value of Preview Travel's assets and liabilities;

     - the historical net book value of the Travelocity Division's assets and liabilities that Sabre contributes; and

     - the direct costs of the acquisition incurred by Sabre and Travelocity.com Inc.

     The Travelocity.com Partnership will allocate the excess of the purchase price over the fair market value of the acquired tangible assets and liabilities to intangible assets and goodwill. The Travelocity.com Partnership will amortize the intangible assets and goodwill acquired in the merger over a 3-year period.

SUMMARY SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     Summary pro forma combined financial data of Travelocity.com Inc. for specified periods and dates appear on the next page. You should read this information in conjunction with the historical financial statements of the Travelocity Division and related notes starting on page F-7 and of Preview Travel and the related notes, "The Travelocity Division's Management Discussion and Analysis" starting on page 112, the Unaudited Pro Forma Condensed Combined Financial Information of Travelocity.com Inc. and related notes on page 47, and "Management Discussion and Analysis of Pro Forma Financial Information of Travelocity.com Inc." starting on page 59. The pro forma financial information below assumes the merger and the contribution agreements and the intercompany agreements were completed on January 1, 1998 with respect to the statement of operations data and at September 30, 1999 with respect to the balance sheet data. The pro forma information is presented for illustrative purposes only. The companies may have performed differently had they been combined at the assumed dates. You should not rely on this information as an indication of the operating results or financial position that would have occurred if the transactions had been completed at the assumed dates, and it does not indicate future results of operations.

SUMMARY SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

                                                                                 NINE MONTHS ENDED
                                                               YEAR ENDED          SEPTEMBER 30,
                                                              DECEMBER 31,    -----------------------
                                                                  1998           1998         1999
                                                             --------------   ----------   ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
  Transaction revenue......................................     $  29,326      $ 20,337     $ 46,885
  Advertising revenue......................................         6,162         3,392       13,580
  Licensing and royalty fees...............................            47            72          258
                                                                ---------      --------     --------
     Total revenues........................................        35,535        23,801       60,723
  Gross profit.............................................        10,635         6,838       33,628
  Operating expenses.......................................        55,397        37,286       68,448
  Amortization of intangibles(1)...........................        71,870        53,903       53,903
  Operating loss from continuing operations................      (116,632)      (84,351)     (88,723)
  Sabre interest in partnership losses(2)..................        72,990        52,842       55,614
  Loss from continuing operations..........................       (41,057)      (29,723)     (31,283)
Pro forma basic and diluted loss from continuing operations
  per share(3).............................................     $   (3.21)     $  (2.37)    $  (2.27)
                                                                =========      ========     ========
Weighted average shares used in basic and diluted per share
  calculations.............................................        12,796        12,528       13,806
                                                                =========      ========     ========

                                                              SEPTEMBER 30,
                                                                   1999
                                                              --------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities(4).......     $ 87,793
  Working capital(4)........................................       70,197
  Intangible assets and goodwill............................      220,312
  Total assets..............................................      337,326
  Sabre interest in partnership(5)..........................       61,474
  Stockholders' equity......................................      254,486

---------------

(1) Represents an estimate of the amortization of goodwill and other intangible assets recorded in the merger.

(2) Represents Sabre's 64% share of the Travelocity.com Partnership's losses.

(3) The pro forma basic and diluted loss from continuing operations per share is calculated using the one-to-one exchange ratio of Preview Travel stock to Travelocity.com Inc.'s stock in the merger. As pro forma losses exist for each period presented, the calculation of pro forma loss per share excludes the effects of stock options and the 33 million shares of preferred stock Travelocity.com Inc. issues to Sabre.

(4) Includes the contribution of $50 million in cash by Sabre in conjunction with the contribution of the Travelocity Division to the Travelocity.com Partnership.

(5) Represents Sabre's net investment in the Travelocity.com Partnership at September 30, 1999.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PREVIEW TRAVEL

     Preview Travel derived the following selected historical consolidated financial data for each of the years ended December 31, 1996 through 1998 from Preview Travel's audited consolidated financial statements and the related notes. Preview Travel derived the selected historical consolidated financial data for the nine months ended September 30, 1998 and 1999 from its unaudited interim consolidated financial statements. In the opinion of management, Preview Travel prepared the unaudited interim consolidated financial statements on a basis consistent with its audited financial statements and they include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the selected historical consolidated financial data. Results for interim periods are not necessarily indicative of the results to be expected for the full year. This information is only a summary and you should read it together with Preview Travel's historical consolidated financial statements and related notes contained in the annual reports, quarterly reports and other information that Preview Travel has filed with the SEC and that we have incorporated in this proxy statement/prospectus by reference. For information on how to obtain materials incorporated in this proxy statement/prospectus by reference, see "Where You Can Find More Information" on page 130.

                                                                            NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                           -----------------------------   -------------------
                                            1996       1997       1998       1998       1999
                                           -------   --------   --------   --------   --------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                               (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
  Transaction revenue....................  $ 2,338   $  5,430   $ 10,667   $  7,629   $ 14,106
  Advertising revenue....................      235        580      3,341      1,806      7,795
                                           -------   --------   --------   --------   --------
     Total revenues......................    2,573      6,010     14,008      9,435     21,901
  Gross profit...........................      265      2,362      7,915      5,142     14,307
  Operating expenses.....................    5,569     12,470     32,578     20,719     40,445
  Loss from continuing operations........   (5,395)    (9,844)   (22,078)   (13,791)   (24,312)
  Net loss...............................   (5,592)   (10,168)   (26,961)   (14,432)   (24,312)
Basic and diluted net loss per share.....  $ (3.43)  $  (3.54)  $  (2.11)  $  (1.15)  $  (1.76)
                                           =======   ========   ========   ========   ========
Weighted average shares used in basic and
  diluted per share calculations.........    1,631      2,869     12,796     12,528     13,806
                                           =======   ========   ========   ========   ========

                                                              SEPTEMBER 30,
                                                                   1999
                                                              --------------
                                                              (IN THOUSANDS)
                                                               (UNAUDITED)
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities..........     $37,793
  Working capital...........................................      22,501
  Total assets..............................................      54,665
  Stockholders' equity......................................      41,165

COMPARATIVE PER SHARE DATA

     Net loss and book value per common share data for Preview Travel on an historical basis and for Travelocity.com Inc. on a pro forma combined basis per Preview Travel equivalent share are listed below. The exchange ratio for the merger is one share of Travelocity.com Inc.'s common stock for each share of Preview Travel common stock.

     The unaudited pro forma combined data below is for illustrative purposes only. The companies may have performed differently had they been combined at the assumed dates. You should not rely on this information as an indication of the historical results that would have been achieved had the companies been combined at the assumed dates or the future results that the combined company will experience after the merger.

     You should read the information below together with the historical financial statements of the Travelocity Division and Preview Travel, the related notes, and the "Unaudited Pro Forma Condensed Combined Financial Information" and related notes starting on page 47.

                                                                              NINE MONTHS
                                                               YEAR ENDED        ENDED
                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1998           1999
                                                              ------------   -------------
PREVIEW TRAVEL HISTORICAL PER COMMON SHARE DATA:
  Loss from continuing operations per common share basic and
     diluted(1).............................................     $(1.73)        $(1.76)
  Book value per share(2)...................................     $ 4.59         $ 2.95
TRAVELOCITY.COM INC. PRO FORMA COMBINED PER COMMON SHARE
  DATA
  Net loss per common share -- basic and diluted(3).........     $(3.21)        $(2.27)
  Book value per share(4)...................................                    $15.02

---------------

(1) Preview Travel historical loss from continuing operations per common share data -- basic and diluted is calculated by dividing Preview Travel's loss from continuing operations by the weighted average number of common shares outstanding for the periods presented.

(2) Preview Travel book value per share is computed by dividing stockholders' equity by the number of shares outstanding at December 31, 1998 and September 30, 1999.

(3) Net loss per common share -- basic and diluted is computed by dividing pro forma net loss by the weighted average number of shares of Preview Travel common stock outstanding for the respective periods presented, using a one-to-one exchange ratio in the merger. As pro forma net losses exist for each period presented, the calculation of pro forma loss per share excludes the effects of stock options and the 33 million shares of preferred stock that Travelocity.com Inc. issues to Sabre.

(4) The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the sum of the pro forma number of shares of Travelocity.com Inc.'s common stock outstanding as of September 30, 1999, assuming the merger had occurred as of that date and a one-to-one exchange ratio in the merger, and the number of shares of Travelocity.com Inc.'s preferred stock as if they had been converted to 3 million shares of common stock.

CAPITALIZATION

     The following table sets forth information regarding the capitalization of Travelocity.com Inc.:

     - historical at September 30, 1999; and

     - as adjusted to reflect the issuance of shares pursuant to the contribution agreements and the merger.

     You should read the information below together with the historical financial statements of Travelocity.com Inc., the Travelocity Division and Preview Travel, the related notes, and the "Unaudited

Pro Forma Condensed Combined Financial Information" and related notes starting on page 47, and "Description of Travelocity.com Inc.'s Capital Stock" starting on page 126.

                                                                   SEPTEMBER 30, 1999
                                                              ----------------------------
                                                                           TRAVELOCITY.COM
                                                                            INC. COMBINED
                                                              HISTORICAL    PRO FORMA(2)
                                                              ----------   ---------------
                                                               (IN THOUSANDS, EXCEPT PER
                                                                     SHARE AMOUNTS)
Preferred stock, $.001 par value(1).........................     $--          $     33
Class A Common Stock, $.001 par value(1)....................       3                14
Class B Common Stock, $.001 par value(1)....................      --                --
Stock subscription receivable from affiliate................      (3)               --
Additional paid-in capital..................................      --           325,269
Accumulated deficit.........................................      --           (70,830)
                                                                 ---          --------
                                                                 $            $254,486
                                                                 ===          ========

---------------

(1) Share information (in thousands):

Shares authorized:
  Preferred Stock..........................................     --     40,000
  Class A Common Stock.....................................  3,000         --
  Class B Common Stock.....................................  1,500     75,000
  Common Stock.............................................     --    135,000
Shares issued and outstanding:
  Series A Preferred Stock.................................     --     33,000
  Class A Common Stock.....................................  3,000         --
  Class B Common Stock.....................................     --         --
  Common Stock.............................................     --     13,939

(2) Excludes the following:

     - options to purchase Preview Travel's common stock that Preview Travel granted under its stock option plans which Travelocity.com Inc. will convert in the merger into options to purchase Travelocity.com Inc.'s common stock;

     - options to purchase Travelocity.com Inc.'s common stock granted to Travelocity Division employees;

     - unvested options to purchase Sabre Common Stock that Travelocity.com Inc. will convert in the merger into options to purchase Travelocity.com Inc.'s common stock; and

     - shares of common stock that Travelocity.com Inc. will issue if it exercises its right to cause Sabre to invest up to an additional $50 million in cash during the ten days following the merger.

                                  RISK FACTORS

     You should carefully consider the following risks and the other information in this proxy statement/ prospectus, including the financial statements, before deciding whether to vote for the merger.

IF WE ARE UNSUCCESSFUL IN INTEGRATING THE TRAVELOCITY DIVISION AND PREVIEW TRAVEL, THE VALUE OF THE COMBINED COMPANY MAY BE LESS THAN INVESTORS EXPECT.

     We may not realize the anticipated benefits and value of the merger if we fail to successfully integrate the business of the Travelocity Division and Preview Travel. For example,

     - our customer service may suffer through the transition which could reduce our revenues;

     - we may also incur unanticipated integration related costs;

     - some key employees may leave or may be distracted by the integration process;

     - our existing relationships with customers and suppliers may be impaired; and

     - we may not realize the economies of scale we anticipate from our operations, which would result in higher than expected costs and could reduce our revenues.

BECAUSE PREVIEW TRAVEL AND THE TRAVELOCITY DIVISION HAVE SHORT OPERATING HISTORIES, IT IS DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS.

     Preview Travel and the Travelocity Division have short operating histories and therefore the information available to evaluate the Travelocity.com Business and its prospects is limited. Sabre's consumer-direct online travel business was established as a separate operating division of Sabre in January 1995. Preview Travel initiated its reservations operations in 1994, first recognized revenues from its reservations operation in the first quarter of 1995 and booked its first airline ticket reservations online in the second quarter of 1996. Travelocity.com Inc. was incorporated on September 30, 1999 and has no operating history.

WE EXPECT TO CONTINUE TO INCUR NET LOSSES FOR THE FORESEEABLE FUTURE AND WE CANNOT PREDICT WHEN WE WILL OPERATE PROFITABLY.

     We anticipate Travelocity.com Inc. will incur future losses. The Travelocity Division incurred net losses of $13.0 million, $18.7 million, $21.3 million and $15.1 million in 1996, 1997, 1998 and the nine months ended September 30, 1999, respectively. As of September 30, 1999, the Travelocity Division had an accumulated deficit of approximately $70.8 million. Preview Travel incurred net losses of $5.6 million, $10.2 million, $27.0 million and $24.3 million in 1996, 1997, 1998 and the nine months ended September 30, 1999, respectively. As of September 30, 1999, Preview Travel had an accumulated deficit of approximately $77.1 million.

     We expect to incur a non-cash charge associated with the exchange of unvested Sabre options for Travelocity.com Inc.'s options between $1.5 million to $4.5 million, which will be amortized over the remaining vesting period of the converted options. Goodwill and other intangible assets of approximately $215 million recorded by the Travelocity.com Partnership for accounting purposes as a result of the merger will be amortized over the next 3 years. The non-cash charges associated with the options, goodwill and other intangible assets will increase operating losses by approximately $72 million per year.

     We expect our operating expenses to increase significantly as we integrate Preview Travel and the Travelocity Division, develop and expand our services, expand our sales and marketing operations, enhance the Travelocity.com brand, fund site and content development and invest in operating infrastructure. We will need to grow our revenues significantly in order to become profitable.

A DECLINE IN COMMISSION RATES OR THE ELIMINATION OF COMMISSIONS BY TRAVEL SUPPLIERS WOULD REDUCE OUR REVENUES.

     If airlines, hotel chains or other travel suppliers reduce current industry commission rates or eliminate commissions entirely, our revenues would be reduced significantly. A substantial portion of our revenue comes from the commissions paid by travel suppliers for bookings made through our online travel service. Consistent with industry practices, these travel suppliers are not obligated to pay any specified commission rates for bookings made through us or to pay commissions at all. Over the last several years travel suppliers have reduced commission rates substantially. For a description of historical reductions in commission rates, see "The Travelocity.com Business -- Industry Background" on page 62.

REVENUES DERIVED FROM OUR RELATIONSHIPS WITH YAHOO! INC., AMERICA ONLINE, INC. AND EXCITE INC. MAY NOT BE SUFFICIENT TO OFFSET OUR SIGNIFICANT FINANCIAL COMMITMENTS TO THEM.

     We cannot assure you that we will achieve sufficient online traffic, travel bookings or commissions to justify our significant financial obligations to Yahoo!, AOL and Excite. In addition, our financial obligations under these agreements may limit our operational flexibility in the future. Under these agreements, we expect to pay at least $28 million to Yahoo! over three years, at least $200 million to AOL over five years, including $40 million on the date of the merger, subject to AOL achieving specified revenue goals, and at least $11 million to Excite over five years. For additional information on the Yahoo! Agreement, the AOL Agreement, and the Excite Agreement, see "The Travelocity.com Business -- Strategic Relationships" on page 67.

OUR FINANCIAL PERFORMANCE COULD DETERIORATE IF WE LOSE MARKET SHARE TO OUR COMPETITORS.

     If we do not compete successfully for customers in the intensely competitive online travel services market, we will lose customers and our operating results could deteriorate. Some competitors have greater brand recognition and greater financial, technological, marketing and other resources than we have. We compete with a variety of companies including online travel agents such as Expedia, a majority-owned subsidiary of Microsoft Corporation. Microsoft has the ability to integrate Expedia into its personal computer operating system, which currently has a monopoly 90% market share. This could confer significant marketing and technical advantages on Expedia. For a further description relating to the competition we face, see "The Travelocity.com Business -- Competition" on page 72.

ADVERSE CHANGES OR INTERRUPTIONS IN OUR RELATIONSHIPS WITH TRAVEL SUPPLIERS, DISTRIBUTION PARTNERS AND OTHER THIRD PARTY SERVICE PROVIDERS COULD REDUCE OUR REVENUES.

     If we are unable to maintain or expand our relationships with travel suppliers, our ability to offer and expand our travel service offerings or offer the lowest-priced travel inventory could be reduced and our sales and revenue could decrease substantially. Travel suppliers, including travel content providers, may not make their services and products available to us on satisfactory terms or at all, or may choose to provide their products and services only to our competitors. In addition, we cannot assure you that our travel suppliers will continue to sell services and products through global distribution systems on terms satisfactory to us. Because we are affiliated with Sabre, some potential strategic suppliers may not wish to enter into strategic relationships with us. If many potential strategic suppliers decline to do so, it could have an adverse impact on our strategy and business development.

     We rely on Yahoo!, AOL, Excite and other distribution partners for a significant amount of our visitors. If we are unable to maintain satisfactory relationships with Yahoo!, AOL or Excite, or if these companies are unable to maintain their positive market presence and reputation and steer online traffic to our Web sites, our sales and revenue could decline.

     Any discontinuance in the services provided to us by third parties, such as global distribution systems providers, or any deterioration or interruption of their services would prevent customers from accessing or purchasing particular travel services through our site, which would reduce our sales and revenues.

IF WE FAIL TO INCREASE OUR BRAND RECOGNITION AMONG CONSUMERS, WE MAY NOT BE ABLE TO EXPAND OUR ONLINE TRAFFIC.

     If we fail to promote and enhance our brand, we may fail to differentiate ourselves from our competition. This could impact our ability to retain existing customers, attract new customers and encourage repeat purchases. Increasing the public's awareness of our brand name is important for expanding our business because offering travel services online is a new industry that competes against traditional providers of travel-related services and a number of Internet sites offering competing services.

RAPID TECHNOLOGICAL CHANGES MAY RENDER OUR TECHNOLOGY OBSOLETE OR DECREASE THE ATTRACTIVENESS OF OUR SERVICES TO CONSUMERS.

     If we fail to continually improve our site's speed, personalization and customer service, we could lag behind competitors or our site could become obsolete. As a result, we could lose market share and our revenues would decline. In addition, our services depend on complex search mechanisms to find the best available fares. If competitors develop technology to help users find the best fares more quickly or easily, or at a cheaper cost to the company, we may also lose market share. We may have to incur substantial expenses to respond to the increasingly sophisticated requirements of online customers and suppliers.

SECURITY BREACHES IN OUR SYSTEMS COULD DAMAGE OUR REPUTATION AND CAUSE US TO LOSE CUSTOMERS.

     The security of our customers' confidential transaction data could be jeopardized as a result of the accidental or intentional acts of Internet users, current and former employees or others or computer viruses. We could lose customers and be liable for damages caused by these security breaches, which could result in poor operating results. Security breaches experienced by other electronic commerce companies could reduce consumers' confidence in the Travelocity.com Web sites. Although we plan to continue to use encryption and authentication technology, these measures can be circumvented. The costs required to continually upgrade our security measures could be prohibitively expensive and could result in delays or interruption of service that could result in a loss of customers.

OUR COMPUTER SYSTEMS MAY SUFFER SYSTEM FAILURES, CAPACITY CONSTRAINTS AND BUSINESS INTERRUPTIONS WHICH COULD INCREASE OUR OPERATING COSTS AND CAUSE US TO LOSE CUSTOMERS.

     The interruption, impaired performance or insufficient capacity of our systems could lead to interruptions or delays in our service, loss of data or our inability to process reservations, which could cause us to lose customers. Our systems and operations can be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquake, tornado and similar events and our redundant systems or disaster recovery plans may not be adequate. In the past, we have experienced infrequent system interruptions, which may recur. We must devote substantial financial, technical and operational resources to expand and upgrade our systems and infrastructure.

OUR ABILITY TO INCREASE OUR REVENUES DEPENDS ON THE CONTINUED USE AND GROWTH OF THE INTERNET AND ELECTRONIC COMMERCE SINCE THAT IS THE COMMERCIAL MEDIUM THROUGH WHICH WE PROVIDE OUR SERVICE.

     Our sales and revenues will decline if consumers do not purchase significantly more travel services online than they do currently and if the use of the Internet as a medium of commerce does not continue to grow or grows more slowly than expected. Rapid growth in the use of the Internet and online services is a recent development which may not continue. Furthermore, consumers have traditionally relied on travel agents and travel suppliers and are accustomed to a high degree of human interaction in purchasing travel services.

OUR STOCK PRICE COULD FLUCTUATE SIGNIFICANTLY.

     We are an Internet-related company engaged in electronic commerce and as a result the market price of our common stock could experience extreme price fluctuations. Market prices for stocks of these types of companies have been volatile. If revenues or earnings are less than expected for any quarter, the market price of our common stock could significantly decline, even if the decline in our revenues or earnings is not reflective of any long-term problems with our business.

     The market price of our common stock could also fluctuate significantly as a result of sales or distributions by Sabre of substantial amounts of our common stock and the fact that only a small portion of our total equity will be represented by publicly traded common stock.

EVOLVING GOVERNMENT REGULATION COULD IMPOSE TAXES OR OTHER BURDENS ON OUR BUSINESS WHICH COULD INCREASE OUR COSTS OR DECREASE DEMAND FOR OUR PRODUCTS.

     Increased regulation of the Internet or different applications of existing laws might slow the growth in the use of the Internet and commercial online services, which could decrease demand for our services, increase the cost of doing business or otherwise reduce our sales and revenues.

     Federal legislation imposing limitations on the ability of states to tax Internet-based sales was enacted in 1998. The Internet Tax Freedom Act exempts specific types of sales transactions conducted over the Internet from multiple or discriminatory state and local taxation through October 21, 2001. If this legislation is not renewed when it terminates, state and local governments could impose taxes on Internet-based sales, and these taxes could decrease the demand for our products and services or increase our costs of operations. For a further description of laws and regulations that may apply to us, see "The Travelocity.com Business -- Government Regulation," on page 73.

THE LOSS OF OUR CHIEF EXECUTIVE OFFICER COULD HARM OUR BUSINESS. IF WE DO NOT CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, WE WILL NOT BE ABLE TO EXPAND OUR OPERATIONS.

     The loss of the services of Terrell B. Jones, our President and Chief Executive Officer, could harm our ability to execute our business strategy and expand our operations. Mr. Jones may not be able to fulfill his responsibilities or may choose to leave us.

     Our success also depends on our ability to hire, train, retain, and manage highly skilled employees. There is a significant shortage of, and intense competition for, personnel who are technically skilled. We cannot assure you that we will be able to attract and retain a sufficient number of qualified employees or that we will successfully train and manage the employees we hire.

DECLINES OR DISRUPTIONS IN THE TRAVEL INDUSTRY COULD REDUCE OUR REVENUES.

     Our sales and revenue would be reduced by reduced travel by consumers. Events that tend to reduce travel would reduce our sales and revenues, including:

     - price escalation in the airline industry or other travel-related industries;

     - airline or other travel related strikes;

     - political instability and hostilities;

     - bad weather;

     - fuel price escalation;

     - increased occurrence of travel-related accidents; and

     - economic downturns and recessions.

IF MORE MONEY IS NOT AVAILABLE TO US WHEN WE NEED IT ON FAVORABLE TERMS, WE MAY NOT BE ABLE TO COMPETE AND EXPAND.

     If we are unable to raise additional financing when necessary, we may not be able to market our services and products, maintain and upgrade our Web sites and technical infrastructure and expand our operations. Additional financing may not be available to us in sufficient amounts or on favorable terms. If we raise additional funds by issuing equity or convertible debt securities, these issuances will dilute the percentage ownership of our stockholders. In addition, any new securities we issue could have rights, preferences and privileges senior to those of our common stock. We believe that Sabre's $50 million contribution to us at completion of the merger and the additional $50 million which we may require Sabre to contribute to us after the merger, together with our existing funds and ability to borrow, will be sufficient to meet our capital requirements for the next 24 months.

CONFLICTS OF INTEREST BETWEEN SABRE AND TRAVELOCITY.COM INC. AND THE TRAVELOCITY.COM PARTNERSHIP COULD IMPEDE OUR BUSINESS STRATEGY AND HURT OUR BUSINESS.

     We cannot assure you that Sabre, the Travelocity.com Partnership, and Travelocity.com Inc. will be able to fairly resolve any potential conflict of interest that may arise between them, or that any resolution will be as favorable to Travelocity.com Inc. or the Travelocity.com Partnership as if it were dealing with an unaffiliated party. Because Sabre controls Travelocity.com Inc. and, through Travelocity.com Inc., the Travelocity.com Partnership, various conflicts of interest may arise including under the agreements entered into between the Travelocity.com Partnership and Sabre in connection with the separation of the Travelocity Division from Sabre. For a description of the arrangements between Sabre, Travelocity.com, Inc. and the Travelocity.com Partnership addressing potential conflicts of interest, see "The Travelocity.com Business' Relationship with Sabre -- Conflict of Interest Arrangements" on page 84.

OUR ABILITY TO PROMOTE OUR SERVICES IN SOUTHEAST ASIA, AUSTRALIA, NEW ZEALAND, JAPAN, INDIA AND OTHER NEARBY REGIONS IS RESTRICTED.

     An agreement between Sabre and Abacus International Pte Ltd., the operator of a global distribution system, will restrict us from directing promotions of our services specifically to consumers in Southeast Asia, Australia, New Zealand, Japan, India and other nearby regions. The agreement also will require that we permit Abacus to have the first opportunity to market our underlying technology to Internet service providers in the restricted area. In addition, after we become profitable, we will be required to transfer a proportional amount of revenues based upon the percentage of bookings made in the restricted marketing area to a joint venture between Sabre and Abacus. We will be able to deduct all direct and indirect costs from bookings made from the restricted area. Although revenues from customers in the restricted marketing area are currently immaterial to the Travelocity Division, these restrictions may in the future limit us from expanding our operations in Southeast Asia, Australia, New Zealand, Japan, India and other nearby regions.

WE MAY SUFFER ADVERSE CONSEQUENCES IF WE ARE DEEMED TO BE AN INVESTMENT COMPANY.

     If Travelocity.com Inc. were to cease to have the right to elect a majority of the Travelocity.com Partnership's directors, its interest in the Travelocity.com Partnership could be deemed an investment security for purposes of the Investment Company Act of 1940, as amended, which could result in Travelocity.com Inc. being an investment company and becoming subject to the registration and other requirements of the Act. If Travelocity.com Inc. is deemed an investment company, contracts it entered into at a time that it was an unregistered investment company may be unenforceable. The Act imposes substantive requirements on registered investment companies including limitations on capital structure, restrictions on certain investments, prohibitions on transactions with affiliates (including Sabre) and compliance with reporting, recordkeeping, voting, proxy disclosure and other rules and regulations. Registration as an investment company would make it impractical for Travelocity.com Inc. to continue its business as currently conducted and would harm its business and results of operations.

     The regulatory scope of the Act, extends generally to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. The Act also may apply to a company which does not intend to be characterized as an investment company but which, nevertheless, engages in activities that bring it within the Act's definition of an investment company. Generally, a company is an investment company if it owns investment securities having a value exceeding 40% of the value of its total assets (excluding government securities and cash items) on an unconsolidated basis, unless a particular exemption or safe harbor applies. Securities issued by a majority-owned subsidiary are generally excluded from the definition of investment securities for purposes of the Act.

     As soon as practicable following the merger, Travelocity.com Inc.'s sole asset will be its interest in the Travelocity.com Partnership. Travelocity.com Inc. will hold this interest directly and through a wholly owned subsidiary. We believe that Travelocity.com Inc. is not and will not be an investment company because Travelocity.com Inc. will have the right to appoint five of the nine directors of the Travelocity.com Partnership, making the Travelocity.com Partnership a majority-owned subsidiary of Travelocity.com Inc. for purposes of the Act. Sabre will control Travelocity.com Inc. and, through its control of Travelocity.com Inc., Sabre will also effectively control the Travelocity.com Partnership.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this document and in documents that are incorporated by reference in this document that are subject to risks and uncertainties. Forward-looking statements include information that is not purely historic fact, including statements concerning the financial outlook for 1999 and estimates for 2000, and Preview Travel's and the Travelocity.com Business' possible or assumed future results of operations generally. Forward-looking statements also include more specific statements and information regarding assumptions about earnings per share, capital and other expenditures, financing plans, cash flow, capital structure, pending legal proceedings and claims, future economic performance, the regulatory environment, operating income, management's plans, goals and objectives for future operations and growth and markets for Travelocity.com Inc.'s and Preview Travel's stock.

     The sections of this document which contain forward-looking statements include "Questions and Answers About the Merger" - "Summary" - "Summary Selected Pro Forma and Historical Financial Data" - "The Merger -- Background of the Merger" - "The Merger -- Preview Travel's Reasons for the Merger" - "The
Merger -- Sabre's and the Travelocity Division's Reasons for the Merger"
- "Unaudited Pro Forma Condensed Combined Financial Information" - "Management Discussion and Analysis of Pro Forma Financial Information of Travelocity.com Inc." - "Opinion of Hambrecht & Quist" - "The Travelocity.com Business" - "The Travelocity Division's Management Discussion and Analysis." We also identify our forward-looking statements by words such as "believes," "expects," "anticipates," "intends," "estimates" or similar expressions. You should understand that these forward-looking statements are necessarily estimates reflecting the judgment of the Travelocity.com Business and Preview Travel, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.

     You should understand that the following important factors, in addition to those discussed in "Risk Factors" and in the documents which are incorporated by reference, could affect the future results of the Travelocity Division and Preview Travel, and of the Travelocity.com Business after the closing, and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

     Economic and Industry Conditions

     - competition and technological innovation by our competitors

     - seasonality of the travel industry and booking revenues

     - sensitivity to general economic conditions and events that affect the travel industry and airlines in particular

     - business combinations and strategic alliances by other industry participants

     - growth in commerce conducted over the Internet

     Operating Factors

     - changes in the Travelocity.com Business' relationship with Sabre and its affiliates

     - changes in our relationships with travel suppliers and other strategic partners

     - risks associated with international operations

     - legal and regulatory issues

     Transaction Factors

     - the risk that we may not be able to successfully integrate the Travelocity Division and Preview Travel

     Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date of this proxy statement/prospectus, or, in the case of documents incorporated by reference, the date of those documents.

     All subsequent written and oral forward-looking statements attributable to Travelocity.com Inc. or Preview Travel or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Travelocity.com Inc. nor Preview Travel undertakes any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

                        THE SPECIAL STOCKHOLDERS MEETING

DATE, TIME AND PLACE

     Preview Travel will hold the special stockholders meeting at the Park Hyatt San Francisco, 333 Battery Street, San Francisco, California 94111, at 10:00
a.m., local time, on March      , 2000.

MATTERS TO BE CONSIDERED AT THE SPECIAL STOCKHOLDERS MEETING

     At the special stockholders meeting, Preview Travel will ask its common stockholders to approve the merger agreement and to transact the other business that may properly come before the special meeting or any postponement or adjournment of the special meeting.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

     Holders of record of Preview Travel common stock at the close of business on January 20, 2000, the record date for the special stockholders meeting, are entitled to receive notice of and to vote at the special stockholders meeting. On the record date, approximately 183 holders of record held approximately 14,018,000 issued and outstanding shares of Preview Travel common stock.

     A majority of the shares of Preview Travel common stock issued and outstanding and entitled to vote on the record date must be represented in person or by proxy at the special stockholders meeting in order for a quorum to be present for purposes of transacting business at the meeting. In the event that a quorum is not represented at the special stockholders meeting, Preview Travel expects that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of Preview Travel common stock on the record date are each entitled to one vote per share with respect to approval of the merger.

     Preview Travel is not aware of, and does not expect, any other matters to come before the special stockholders meeting. However, if any other matters are properly presented at the special meeting for consideration, the persons named in the enclosed form of proxy will have discretion to vote or not vote on those matters in accordance with their best judgment, unless you withhold authorization to use that discretion. If a proposal to adjourn the special meeting is properly presented, however, the persons named in the enclosed form of proxy will not have discretion to vote in favor of the adjournment proposal any shares which have been voted against the proposal(s) to be presented at the special meeting.

VOTES REQUIRED; VOTING AGREEMENTS

     The approval of the merger agreement requires the affirmative vote of the holders of record of a majority of the shares of Preview Travel common stock outstanding on the record date. ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

     As an inducement and condition to Sabre's and Travelocity.com Inc.'s willingness to enter into the merger agreement, three holders of Preview Travel common stock have entered into binding agreements with Sabre and Travelocity.com Inc. to vote their shares in favor of the merger. The voting agreements are included as Exhibits B-1, B-2 and B-3 to this proxy statement/prospectus.

     Stockholders who have signed voting agreements are:

     - James J. Hornthal, Chairman of the Board of Preview Travel;

     - Media One Interactive Services, Inc.; and

     - America Online, Inc.

     As of January 20, 2000, these three stockholders owned 18.8% of the common stock of Preview Travel. Under the voting agreements Mr. Hornthal, Media One Interactive Services and AOL have each:

     - agreed to vote all of the shares of Preview Travel common stock that they own or over which they exercise voting control in favor of the merger agreement and against any competing acquisition proposal; and

     - granted to Sabre an irrevocable proxy to vote in favor of the merger and against any competing acquisition proposal.

     The voting agreements expire when the merger has been approved or upon termination of the merger agreement, whichever comes first.

SHARE OWNERSHIP OF MANAGEMENT

     On January 20, 2000, Preview Travel's directors and executive officers were entitled to vote approximately 1,026,000 shares of Preview Travel common stock. These shares represent approximately 7.3% of the outstanding shares of Preview Travel common stock. Of these directors and executive officers, James Hornthal is a party to a voting agreement and accordingly has agreed to vote his shares of Preview Travel common stock in favor of the merger. His shares represent 6.0% of the votes of the Preview Travel common stock on the record date.

     The directors' and executive officers' affiliates were entitled to vote approximately 933,000 shares of Preview Travel common stock on January 20, 2000. These shares represent approximately 6.7% of the outstanding shares of Preview Travel common stock. The holder of these shares is party to a voting agreement and accordingly will vote these shares in favor of the merger.

PREVIEW TRAVEL BOARD RECOMMENDATION

     THE PREVIEW TRAVEL BOARD HAS DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

HOW YOU CAN VOTE

  Attending Meeting or Submitting Proxies

     You may vote either by:

     - attending the special stockholders meeting and voting your shares in person at the meeting, or

     - completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage pre-paid envelope.

     If you sign a written proxy card and return it without instructions, the persons authorized in the proxy will vote your shares for each of the proposals presented at the special stockholders meeting.

     If your shares are held in "street name," which means the shares are held in the name of a broker, bank or other record holder, you must either direct the record holder of your shares as to how to vote your shares or obtain a proxy from the record holder to vote at the special stockholders meeting.

     Stockholders who submit proxy cards should not send in any stock certificates with their proxy cards. Travelocity.com Inc. will mail a transmittal form with instructions for the surrender of certificates representing shares of Preview Travel stock to former Preview Travel stockholders shortly after the merger.

  Revoking Proxies

     If you are a stockholder of record, you may revoke your proxy at any time prior to the time it is voted at the special stockholders meeting. You may revoke your proxy:

     - by sending written notice, including by telegram or telecopy, to the Corporate Secretary of Preview Travel;

     - by signing and returning a later-dated proxy by mail to the Corporate Secretary of Preview Travel; or

     - by attending the special stockholders meeting and voting in person.

     Attendance at Preview Travel's special stockholders meeting will not in and of itself constitute a revocation of a proxy. You must send any written notice of a revocation of a proxy so as to be delivered before the taking of the vote at the special stockholders meeting to:

        Preview Travel, Inc.
        747 Front Street
        San Francisco, California 94111
        Telecopy: (415) 439-1200
        Attention: Casey Cotter

     If you require assistance in changing or revoking a proxy, you should contact:

        MacKenzie Partners, Inc.
        156 Fifth Avenue
        New York, New York 10010
        Telephone: (212) 929-5500
        or (800) 332-2885

  General Proxy Information

     Brokers who hold shares in street names for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote on the merger unless they receive specific instructions from the customer. These so-called broker non-votes will have the same effect as a vote against the merger.

     You may specify an abstention on the merger. If you submit a proxy with an abstention, you will be treated as present at the special stockholders meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. An abstention will have the same effect as a vote against the merger.

  Solicitation of Proxies; Expenses

     Preview Travel will bear the cost of solicitation of proxies. In addition to solicitation by mail, the directors, officers and employees of Preview Travel may also solicit proxies from stockholders by telephone, telecopy, telegram or in person. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners; and Preview Travel will, upon request, reimburse those brokerage houses and custodians for their reasonable expenses in so doing.

     Preview Travel has retained MacKenzie Partners, Inc. to aid in the solicitation of proxies and to verify certain records related to the solicitation. MacKenzie Partners will receive a fee of $7,500 as compensation for its services and reimbursement for its related out-of-pocket expenses. Preview Travel has agreed to indemnify MacKenzie Partners and its employees against liabilities arising out of or in connection with its engagement that are not the result of bad faith or willful misconduct on the part of MacKenzie Partners or its employees.

                                THE TRANSACTIONS

     Sabre plans to combine the Travelocity Division and Preview Travel in a holding company/ partnership structure. When the transactions are completed, Travelocity.com Inc. will be a holding company whose sole asset will be units issued by a partnership named Travelocity.com LP, which we refer to as the Travelocity.com Partnership. Sabre will own the remaining partnership units. The Travelocity.com Partnership will ultimately own all of the assets and have all of the liabilities of the Travelocity Division and Preview Travel, and it will conduct the Travelocity.com Business.

PRIOR TO THE MERGER

     Sabre has offered consumer-direct online travel services since 1985. In January 1995, Sabre established this business as a separate operating division. On September 30, 1999, Sabre formed Travelocity.com Inc. in anticipation of the merger, and Sabre and Travelocity.com Inc. formed the Travelocity.com Partnership to hold the Preview Travel and Travelocity Division assets and liabilities.

  Contribution of the Travelocity Division to the Travelocity.com Partnership

     Currently, Sabre owns all the assets and has all the liabilities of the Travelocity Division. Immediately prior to the merger, Sabre will contribute the Travelocity Division's assets and liabilities and $50 million in cash to the Travelocity.com Partnership and receive partnership units in exchange for this contribution.

     As a result, immediately prior to the merger, Sabre and Travelocity.com Inc. will own the Travelocity.com Partnership, and the Travelocity.com Partnership will own the Travelocity Division and $50 million in cash.

THE MERGER

     In the merger, Preview Travel will be merged with and into Travelocity.com Inc., and Preview Travel's separate existence will cease. The merger will convert each share of Preview Travel common stock into one share of Travelocity.com Inc.'s common stock. In total, Travelocity.com Inc. will issue approximately 14 million shares of common stock to former Preview Travel stockholders.

     The merger will convert the shares of Travelocity.com Inc.'s common stock that Sabre owns into 33 million shares of Travelocity.com Inc.'s Series A Preferred Stock. The preferred stock is convertible into 3 million shares of Travelocity.com Inc.'s common stock, and the preferred stock receives dividends and distributions on a basis as if it were converted into common stock. Sabre also has the right to exchange one partnership unit and one share of preferred stock for one share of Travelocity.com Inc.'s common stock, at any time.

     After the merger, Travelocity.com Inc. will have approximately 17 million common stock equivalent shares outstanding:

     - the shares of common stock it issues to former Preview Travel stockholders will represent approximately 82% (14 million out of 17 million shares) of its equity, and

     - the shares of preferred stock it issues to Sabre will represent approximately 18% (3 million out of 17 million shares) of its equity.

IMMEDIATELY AFTER THE MERGER

  Contribution of Preview Travel's Assets and Liabilities to the Travelocity.com Partnership

     Immediately after the merger, Travelocity.com Inc. will contribute all of Preview Travel's assets and liabilities to the Travelocity.com Partnership in exchange for partnership units. After the merger, Travelocity.com Inc. will have an approximate 36% equity interest in the Travelocity.com Partnership.

  Ownership of Travelocity.com Inc. and the Travelocity Partnership After the Merger

     As a result of the merger, the current Preview Travel stockholders will own shares of Travelocity.com Inc.'s common stock that represent approximately a 30% equity interest in the Travelocity.com Partnership -- that is, 82% (their equity interest in Travelocity.com Inc.) of the 36% equity interest in the Travelocity.com Partnership held by Travelocity.com Inc.

     Sabre will beneficially hold an approximate 70% equity interest in the Travelocity.com Partnership -- that is:

     - an approximate 64% equity interest in the Travelocity.com Partnership held directly, plus

     - an approximate 6% equity interest held through Travelocity.com
       Inc. -- that is, 18% (its equity interest in Travelocity.com Inc.) of 36% (Travelocity.com Inc.'s equity interest in the Travelocity.com Partnership).

  Voting Power

     Sabre's preferred stock will vote with the common stock. Each share will be entitled to one vote and holders of preferred stock and common stock will vote together as a single class on all matters, including the election of directors. Therefore, Sabre's preferred stock will represent approximately 70% (33 million out of 47 million shares) of the combined voting power of Travelocity.com Inc.'s voting stock. The common stock that Travelocity.com Inc. issues to former Preview Travel stockholders will represent approximately 30% (14 million out of 47 million shares) of the combined voting power of Travelocity.com Inc.'s voting stock. As a result, Sabre will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

     The Travelocity.com Partnership will be governed by a nine member board of directors. Sabre will have the right to elect four directors, and Travelocity.com Inc. will have the right to elect the remaining five directors of the Travelocity.com Partnership.

     Thus, Sabre's and the former Preview Travel stockholders' voting power in Travelocity.com Inc. will mirror their equity interests in the Travelocity.com Partnership, as follows:

                                           APPROXIMATE         APPROXIMATE     APPROXIMATE EQUITY
                                        EQUITY INTEREST IN   VOTING POWER IN    INTEREST IN THE
                                         TRAVELOCITY.COM     TRAVELOCITY.COM    TRAVELOCITY.COM
                                               INC.               INC.            PARTNERSHIP
                                        ------------------   ---------------   ------------------
Sabre.................................          18%                70%                 70%
Former Preview Travel stockholders....          82%                30%                 30%

  Additional Sabre Investment for Common Stock

     Travelocity.com Inc. has the right to cause Sabre to purchase with cash up to an additional $50 million in Travelocity.com Inc.'s common stock. Travelocity.com Inc. may exercise this right during the ten days following the merger. If it exercises this right:

     - Travelocity.com Inc. will determine the number of shares of common stock to issue to Sabre by dividing the amount of the investment by the average closing price per share of Preview Travel's common stock for the ten trading days immediately before the merger;

     - Travelocity.com Inc. will transfer the $50 million in cash to the Travelocity.com Partnership;

     - Sabre's equity interest and voting power in Travelocity.com Inc. and its equity interest in the Travelocity.com Partnership will increase.

     For example, assuming that the average closing price per share of Preview Travel's common stock for the ten trading days immediately before the merger is
$     per share, which is a recent price of Preview Travel common stock, the equity interests and voting power would be as follows:

                                           APPROXIMATE         APPROXIMATE     APPROXIMATE EQUITY
                                        EQUITY INTEREST IN   VOTING POWER IN    INTEREST IN THE
                                         TRAVELOCITY.COM     TRAVELOCITY.COM    TRAVELOCITY.COM
                                               INC.               INC.            PARTNERSHIP
                                        ------------------   ---------------   ------------------
Sabre.................................          --%                --%                 --%
Former Preview Travel stockholders....          --%                --%                 --%

GOVERNANCE

     A board of directors will be responsible for the business and affairs of the Travelocity.com Partnership. The Travelocity.com Partnership's board of directors will initially consist of nine members, five designated by Travelocity.com Inc. and four designated by Sabre. Through its voting control of Travelocity.com Inc., Sabre will also control the Travelocity.com Partnership.

     The board of directors of each of Travelocity.com Inc. and the Travelocity Partnership will each initially consist of nine directors, and we anticipate that the membership of each board will be the same. The governing documents of both Travelocity.com Inc. and the Travelocity.com Partnership will require that at least two directors be independent of Sabre. That is, these directors cannot be employees, officers or directors of Sabre or persons who have a material business relationship with Sabre or its affiliates. Initially, however, we intend to have three independent directors on both boards. We also expect that the executive officers of Travelocity.com Inc. and the Travelocity.com Partnership will be the same.

     The Travelocity.com Partnership will conduct the business of and employ all the employees of the Travelocity.com Business, except for the senior management team and approximately ten other persons who will be employed by Travelocity Holdings, Inc., a wholly owned subsidiary of Sabre. Travelocity Holdings will manage the day-to-day business of the Travelocity.com Partnership, under the supervision of the Travelocity.com Partnership's board of directors, in accordance with a management services agreement. For a description of the management services agreement, see "Management Services Agreement" on page 89. The Travelocity.com Partnership's board of directors will oversee these Travelocity Holdings employees and may discharge them with or without cause.

REASONS FOR THE STRUCTURE OF THE TRANSACTIONS

     The structure is tax efficient for several reasons. First, the structure permits each of the partners, including Sabre, to include its allocable share of the Travelocity.com Partnership's results with its other income for tax reporting purposes. This allows each partner to offset its share of the Travelocity.com Partnership's losses against its income, and thereby possibly to reduce its liability for taxes. Second, although Sabre has not decided whether it will distribute its equity interest in the Travelocity.com Partnership to its stockholders in a transaction known as a spin-off, and it is not obligated to do so, the structure maintains Sabre's ability to effect a spin-off of its equity interest in the Travelocity.com Partnership on a tax-free basis both under current law and under recently proposed legislative amendments to the spin-off provisions of the federal tax code. Third, the structure provides state tax benefits. Finally, because of the flow-through nature of a partnership for tax purposes, the structure may provide benefits to some types of future investors in the Travelocity.com Business who prefer to invest at the Travelocity.com Partnership level.

                                   THE MERGER

GENERAL

     The Preview Travel board of directors is using this proxy statement/prospectus to solicit proxies from the holders of Preview Travel common stock for the approval of the merger at Preview Travel's special stockholders meeting.

     The merger agreement provides for the merger of Preview Travel into Travelocity.com Inc. Upon consummation of the merger, the separate existence of Preview Travel will cease and Preview Travel stockholders will have the right to receive shares of Travelocity.com Inc.'s common stock. For a description of the merger agreement, see "Material Terms of the Merger Agreement" on page 75.

BACKGROUND OF THE MERGER

     The following describes events leading to the execution of the merger agreement by Sabre, Travelocity.com Inc. and Preview Travel.

     In September 1998, James J. Hornthal, Chairman and Founder of Preview Travel, spoke with Michael Durham, Sabre's Chief Executive Officer at that time, by telephone to propose a business combination of Preview Travel and Sabre's Travelocity Division. Sabre's senior management team met to consider the concept of a business combination with Preview Travel. At that time, Sabre was considering a variety of other strategic options for the Travelocity Division, such as an initial public offering of stock in a new company, a possible alliance with other Internet companies, or the operation of the Travelocity Division as a separate legal entity wholly owned by Sabre.

     Over the following four months:

     - Sabre developed a plan to establish the Travelocity Division as a separate legal entity wholly owned by Sabre, and retained the investment bank Goldman, Sachs & Co. to help Sabre to evaluate a potential transaction between the Travelocity Division and Preview Travel and to assist with any transaction that Sabre chose to pursue, and

     - Preview Travel retained the investment bank Hambrecht & Quist to act as its financial advisor regarding structures for a potential transaction.

     In addition to the proposed transaction with Sabre and the Travelocity Division, Preview Travel's senior management considered potential strategic alliances, investments, mergers, acquisitions or combinations with other parties. These transactions included potential mergers with other companies, as well as potential acquisitions of travel-related companies. Preview Travel's senior management was unable to reach agreement with such third parties on terms that senior management believed would result in benefits to Preview Travel's stockholders greater than the benefits that the stockholders might realize through continued operation of the business on an independent basis. In one case, senior management concluded that the consideration sought by an acquisition candidate was substantially greater than the fair value of its underlying business. In another case, senior management concluded that there were substantial risks that the proposed transaction could not close and that even if it did close, Preview Travel's stockholders ultimately would not realize a benefit from it. Senior management also had serious concerns about the valuation that the third party had placed upon portions of its business. As a result of these and other factors, senior management was unable to reach agreement on the terms of a potential transaction with this third party. Senior management believed that each of these transactions were inferior to the merger, in view of:

     - the amount of the consideration that Preview Travel stockholders will receive in the merger;

     - the opportunity to create a clear leader in online travel;

     - the benefits that might be achieved through a combination with the Travelocity Division and an ongoing relationship with Sabre;

     - the benefits to be achieved through combination of the businesses; and

     - the other factors set forth in "-- Preview Travel's Reasons for the Merger" beginning at page 34.

     On December 4, 1998, Hambrecht & Quist presented an analysis to Preview Travel senior management evaluating potential business combinations including with Sabre and with third parties other than Sabre. During December 1998 and January 1999, Preview Travel held discussions with several third parties pursuant to mutual confidentiality agreements.

     On January 12, 1999, Mr. Hornthal and other members of Preview Travel's senior management team met with Sabre's senior management at Sabre's headquarters in Fort Worth, Texas, to explore a possible transaction or agreement between Preview Travel and the Travelocity Division. The parties discussed the strategic merits of a business combination and various transaction structures to achieve the desired objectives. On or about January 18, 1999, Sabre and Preview Travel executed a mutual confidentiality agreement and agreed to exchange non-public information.

     On January 19, 1999, the Sabre board was briefed about the possibility of a business combination between the Travelocity Division and Preview Travel, and the board discussed Preview Travel's proposal and preliminary options for the structure of the combination. Also on that date, Preview Travel's senior management reviewed with its board of directors the status of strategic opportunities that Preview Travel was pursuing, including a potential business combination with Sabre as well as opportunities with other parties.

     On February 1, 1999, Mr. Durham and other Sabre executives met with Preview Travel's senior managers in San Francisco. During this meeting, the parties chose to cease further discussion of the proposed business combination because of divergent views on transaction terms.

     On February 27, 1999, Preview Travel's senior management reviewed with the Preview Travel board of directors ongoing discussions related to potential business combinations involving Preview Travel and entities other than Sabre.

     On April 23, 1999, Preview Travel's senior management and its legal and financial advisors reviewed with the board of directors potential partnering opportunities. An extensive discussion ensued, and the board directed management to pursue additional information regarding these opportunities. Through July 1999, Preview Travel's senior management continued to explore and hold discussions with a number of third parties regarding potential business combinations or other transactions.

     On May 13, 1999, Mr. Hornthal met with Terrell B. Jones, President of Sabre's Travelocity Division and Executive Vice President and Chief Information Officer of Sabre. Mr. Hornthal proposed that the parties renew consideration of a potential business combination. On May 18, 1999, Mr. Hornthal informed

Preview Travel's board of directors that the company was in the process of re-engaging Sabre in discussions regarding a potential business combination.

     In late May 1999, Mr. Hornthal, Leonard R. Stein, then Preview Travel's Senior Vice President and General Counsel, Thomas Cardy, then Preview Travel's Chief Financial Officer and a director, and representatives of Hambrecht & Quist met with Mr. Jones and Jeffery M. Jackson, Executive Vice President and Chief Financial Officer of Sabre, Jon Woodruff of Goldman, Sachs, and other Sabre managers to discuss renewed consideration of a combination of Preview Travel and the Travelocity Division, the companies' relative strengths and the process and framework for pursuing the potential combination of the businesses.

     In the ensuing weeks Sabre and Preview Travel continued to discuss the structure and terms of the transaction. The parties exchanged non-binding proposals and conducted their respective due diligence reviews under the parties' existing mutual confidentiality agreement.

     On June 30, 1999 and July 1, 1999, Sabre's senior management and representatives of Preview Travels' senior management met to discuss further the outline of a possible business transaction that would combine the Travelocity Division and Preview Travel. Because of the importance of Preview Travel's relationship with AOL to its overall business, Sabre wished to ensure that this relationship would be preserved if Preview Travel and Sabre ultimately were able to reach agreement on a combination of the Travelocity Division and Preview Travel.

     On July 7, 1999, Preview Travel's board of directors met with representatives of Hambrecht & Quist to discuss a number of Preview Travel's alternatives. The board of directors concluded that a potential business combination with the Travelocity Division was the most attractive option and that senior management should continue to pursue this option. On the same date, representatives of Sabre met with representatives of Preview Travel to discuss Sabre's requirements with respect to Preview Travel's ongoing relationship with AOL.

     On July 8 and July 15, 1999, representatives of Sabre, Preview Travel, and AOL met to discuss AOL's long-term vision for the AOL travel channel and related properties. As negotiations regarding a potential business combination of the Travelocity Division and Preview Travel continued, representatives of Sabre and AOL negotiated the terms of a new agreement that would become effective only if the merger agreement combining the Travelocity Division and Preview Travel were signed and closed.

     Sabre's board met on July 21, 1999 to discuss the advantages of a business combination of the Travelocity Division and Preview Travel, the estimated value of the combined company, the structure, and preliminary terms.

     Over the next two months, the executives, senior managers and advisors of Preview Travel and Sabre met to negotiate details of the structure and documentation, and complete due diligence.

     On August 3, 1999, Preview Travel's board of directors discussed the ongoing negotiations with Sabre with senior management and representatives of Hambrecht & Quist. Thereafter, representatives of Simpson Thacher & Bartlett, counsel to Preview Travel, reviewed with the board the directors' fiduciary duties in connection with the proposed transaction. An extensive discussion ensued, with management and the representatives of Hambrecht & Quist and Simpson Thacher & Bartlett responding to numerous questions from the board members.

     At board meetings on August 12, 19, 26 and September 2, 1999, Preview Travel's senior management provided an update to the board of directors on the ongoing negotiations with Sabre, the remaining open issues and the anticipated timing for the transaction, and the board discussed the proposal in detail with its advisors.

     On September 14 and 15, 1999, Mr. Jackson, James E. Murphy, Senior Vice President of Corporate Development and Treasurer of Sabre Inc., and other managers of the Travelocity Division met with Mr. Cardy and Mr. Stein, at Sabre's Fort Worth headquarters. During this meeting the parties engaged in further negotiation of terms and discussions with their respective legal and financial advisors.

     On September 16, 1999, Preview Travel's senior management provided a telephonic update to Preview Travel's board of directors on the two day negotiating session with Sabre, the issues that remained open, and the anticipated timing for the transaction.

     On September 21, 1999, Sabre's board of directors met to discuss further potential benefits of a business combination of the Travelocity Division and Preview Travel, including value, terms, the likely reaction of the stock market, and the plan to integrate the two businesses.

     Between September 16 and September 30, 1999, representatives of Sabre and Preview Travel, along with representatives of Fried, Frank, Harris, Shriver & Jacobson, counsel to Sabre, and Simpson Thacher & Bartlett, counsel to Preview Travel, continued to negotiate open issues in the merger agreement and the related transaction documents.

     On September 30, 1999, Preview Travel's senior management updated the board of directors regarding the status of the negotiations with Sabre. Representatives of Hambrecht & Quist reviewed in detail with the board of directors their financial and valuation analysis of Sabre's merger proposal. This presentation included a valuation of Preview Travel as a stand alone business, a valuation of the Travelocity Division on a stand alone basis, and a valuation of the combined company. Hambrecht & Quist's analysis reflected the $14.875 per share stock price of Preview Travel as of September 22, 1999, the date on which the presentation was sent to the board of directors. Representatives of Simpson Thacher & Bartlett once again reviewed the directors' duties in connection with the consideration of the merger proposal and responded to the directors' questions. The board discussed the proposed merger with Travelocity.com Inc. and authorized senior management and the financial and legal advisors to pursue discussions to finalize a definitive merger agreement.

     On October 1, 1999, Sabre's board of directors held a special meeting by teleconference and unanimously approved the merger and related transactions. At that meeting, Goldman Sachs presented to Sabre's board their financial assessment of the transaction and the anticipated market reaction.

     On October 1 and October 2, 1999, representatives of Preview Travel and AOL negotiated an amendment to their existing agreements. The purpose of the amendment was to secure Preview Travel's consent to AOL's new agreement with the Travelocity.com Business and to enable Preview Travel to facilitate AOL's launch of a redesigned travel channel on the AOL service and AOL.com. On October 2, 1999, the new agreement with AOL was executed.

     On October 3, 1999, the Preview Travel board of directors met to review the terms of the proposed merger. At the meeting, Simpson Thacher & Bartlett advised the board of directors regarding their fiduciary duties in connection with the transaction, and reviewed with the board the material terms of the proposed merger agreement and the ancillary agreements to be entered into in connection with the merger. Senior management updated the board on the negotiations that had taken place since the previous board meeting. In addition, representatives of Hambrecht & Quist updated their financial and valuation analysis for the board to reflect the closing price of Preview Travel common stock on October 1, 1999 and rendered an oral opinion that the proposed transaction was fair from a financial point of view to Preview Travel stockholders. Taking into consideration the closing price of Preview Travel common stock on October 1, 1999, which was $17.625 per share, Hambrecht & Quist stated that the analysis and opinions presented to the Preview Travel board on September 30, 1999 had not changed. Other than updating the analysis to adjust for the change in the price of Preview Travel common stock, there were no material differences between the September 30, 1999 and October 3, 1999 presentations. After further discussion and consideration, the Preview Travel board of directors unanimously determined that the merger was fair to, and in the best interests of Preview Travel and its stockholders and adopted the merger agreement and approved the merger and the transactions contemplated by the merger agreement.

     On October 3, 1999, following the approval of Sabre's and Preview Travel's respective boards of directors, the parties executed the merger agreement and the related documents. Prior to the commencement of trading on October 4, 1999, Sabre and Preview Travel issued a joint press release announcing the execution of the merger agreement.

SABRE'S AND THE TRAVELOCITY DIVISION'S REASONS FOR THE MERGER

     Sabre and the Travelocity Division believe that the merger will:

     - create the leader in the online travel category with a significant portal presence, greater branding strength, and the largest online travel customer base in terms of the number of different visitors to our sites in a given month;

     - combine Preview Travel's marketing and content strengths with the Travelocity Division's travel industry knowledge and technology expertise;

     - create additional stockholder value by exploiting the strategic advantages that inure to online market leaders;

     - enable investment directly in the Travelocity.com Business, which we expect to increase the value of the Travelocity.com Business and thereby increase the total value of Sabre;

     - enhance partnering opportunities through the Travelocity.com Business' leadership position in the online travel category;

     - allow increased spending on brand awareness and marketing to levels typical of online businesses;

     - result in operational synergies that will provide cost savings and improved margins over time;

     - allow for the Travelocity.com Business to access the capital markets, which may increase its liquidity and financing flexibility;

     - create a stock currency to attract, motivate and retain key employees;

     - provide a means to use publicly-traded stock in acquisitions of other businesses; and

     - expand Sabre's position as the most widely used Internet booking engine.

RECOMMENDATION OF THE PREVIEW TRAVEL BOARD OF DIRECTORS; PREVIEW TRAVEL'S REASONS FOR THE MERGER

     Preview Travel's directors believe that the merger offers Preview Travel stockholders an opportunity to receive significant value for their shares of Preview Travel common stock and to participate in a combined company that will be the leading online travel service and that will be well positioned to compete effectively in the largest retail electronic commerce category. The Preview Travel board of directors:

     - has carefully considered the terms of the proposed merger and has determined that the merger and the merger agreement are fair to, and in the best interests of, Preview Travel stockholders;

     - has adopted the merger agreement and approved the merger and the other transactions contemplated by the merger agreement; and

     - RECOMMENDS THAT YOU VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT.

     In reaching its decision, the Preview Travel board of directors consulted with its financial and legal advisors and with senior management and considered the following material factors:

     - the opportunity for Preview Travel stockholders to participate, as holders of approximately 30% of the Travelocity.com Partnership's equity, in a larger company with more users, products and services, which should allow the combined company to compete more effectively in an industry where size and scale are important competitive factors;

     - the importance that the stock market has historically placed upon a market leadership position and the corresponding higher multiple that may accrue to the combined company's stock price due to its position as the largest provider of online travel services;

     - the expectation that the combined company will have greater technology, sales, distribution, marketing, customer service and content resources, general management depth and an increased global presence;

     - the potential benefits of the merger to

      - Preview Travel's customers, who will benefit from the combined company's superior technology, expanded product offering and increased purchasing power;

      - Preview Travel's strategic partners, who will be able to reach a greater combined audience; and

      - Preview Travel's employees, who will be employed by the leading online travel agency with greater opportunities for career development;

     - that Preview Travel's strategic and financial alternatives to the merger, including remaining an independent company, are not as attractive to Preview Travel as a combination with the Travelocity.com Business;

     - the prospects of augmenting strategic partnerships with

      - AOL through a new long-term agreement to provide services on the U.S. versions of AOL, AOL.com, the CompuServe Service, Netscape Netcenter, Digital City and, for a one-year term, AOL Plus, and share specified revenues generated as a result of the AOL partnership, and

      - Yahoo! through an extension of the agreement to provide travel-related services to its Yahoo! Travel resource and an investment by Yahoo! in the combined company;

     - the information and presentations by Preview Travel's management and legal and financial advisors concerning the terms of the merger and the business, technology, operations, financial condition, management and competitive industry position and prospects of Preview Travel and the Travelocity.com Business;

     - the oral presentations of Hambrecht & Quist and its oral opinion dated October 3, 1999, later confirmed in writing (a copy of which is attached as Annex C to this proxy statement/prospectus) that, as of the date of this opinion and subject to the assumptions and limitations described in the opinion, the proposed transactions were fair from a financial point of view to the holders of Preview Travel common stock;

     - the merger will be a tax-free exchange to Preview Travel stockholders;
       and

     - the rate of growth of Preview Travel's competitors and the need to increase expenditures on marketing and brand promotion in the Internet industry.

     Preview Travel's board of directors also took into account potential risks associated with the merger and the combined company and concluded that the potential benefits of the merger outweighed the potential risks. The principal risks that the Preview Travel board considered concerned the potential failure to successfully integrate Preview Travel and the Travelocity Division after the merger, including the possibility that Preview Travel's customer service could suffer through the transition, the costs associated with integration, the risk that Preview Travel's key employees would depart or be distracted by the integration process, the risk that Preview Travel's existing relationships with suppliers and customers could be impaired, the risk that the combined company would not realize economies of scale anticipated by the merger and the operation of the much larger combined company after the merger.

     In view of the variety of material factors considered in connection with its evaluation of the merger, the Preview Travel board of directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. Instead, the Preview Travel board of directors made its recommendation based on the totality of the information presented and considered by it.

     There can be no assurance that any of the expected results, efficiencies, opportunities or other benefits described in this section will be achieved as a result of the merger. For a discussion of the interests of some members of Preview Travel's management and the Preview Travel board of directors, see "Interests of Directors and Officers in the Merger" on page 44.

OPINION OF HAMBRECHT & QUIST

     Preview Travel engaged Hambrecht & Quist to act as its exclusive financial advisor in connection with the merger and to render an opinion that the Proposed Transactions, which are comprised of the following:

     - the issuance of Travelocity.com Inc.'s common stock to Preview Travel stockholders in the merger,

     - the contribution by Travelocity.com Inc. of Preview Travel's assets and liabilities to the Travelocity.com Partnership, and

     - the contribution by Sabre of the Travelocity Division's assets and liabilities to the Travelocity.com Partnership were fair, from a financial point of view, to the Preview Travel stockholders. Hambrecht & Quist was selected by the Preview Travel board of directors based on Hambrecht & Quist's qualifications, expertise and reputation, as well as Hambrecht & Quist's past investment banking relationship and familiarity with Preview Travel. On October 3, 1999, Hambrecht & Quist rendered its oral opinion, subsequently confirmed in writing, to the Preview Travel board of directors that, as of that date, the Proposed Transactions were fair, from a financial point of view, to the Preview Travel stockholders.

     THE FULL TEXT OF THE OPINION DELIVERED BY HAMBRECHT & QUIST TO THE PREVIEW TRAVEL BOARD OF DIRECTORS, DATED OCTOBER 3, 1999, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY HAMBRECHT & QUIST IN RENDERING ITS OPINION, IS ATTACHED AS ANNEX C TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED IN THIS PROXY STATEMENT/PROSPECTUS BY REFERENCE. THE HAMBRECHT & QUIST OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY PREVIEW TRAVEL STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER. THE SUMMARY OF THE HAMBRECHT & QUIST OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE FAIRNESS OPINION. PREVIEW TRAVEL STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY.

     In reviewing the Proposed Transactions, and in arriving at its opinion, Hambrecht & Quist, among other things:

     - reviewed the financial statements of the Travelocity Division for recent years and interim periods to date and other relevant financial and operating data of the Travelocity Division made available to Hambrecht & Quist from the internal records of the Travelocity Division;

     - reviewed internal financial and operating information, including projections, relating to the Travelocity Division prepared by the Travelocity Division's management;

     - discussed the Travelocity Division's business, financial condition and prospects with members of its senior management;

     - reviewed the publicly available consolidated financial statements of Preview Travel for recent years and interim periods to date and other relevant financial and operating data of Preview Travel made available to Hambrecht & Quist from published sources and from the internal records of Preview Travel;

     - reviewed internal financial and operating information, including projections, relating to Preview Travel prepared by Preview Travel's management;

     - discussed Preview Travel's business, financial condition and prospects with members of its senior management;

     - reviewed the recent reported prices and trading activity for Preview Travel's common stock and compared that information and financial information with similar information for other companies engaged in businesses with characteristics Hambrecht & Quist considered comparable;

     - reviewed the financial terms, to the extent publicly available, of comparable merger and acquisition transactions;

     - reviewed the merger agreement, the partnership agreement, the contribution agreement and related agreements; and

     - performed other analyses and examinations and considered other information, financial studies, analyses and investigations and financial, economic and market data as Hambrecht & Quist deemed relevant.

     In rendering its opinion, Hambrecht & Quist assumed and relied on the accuracy and completeness of all of the information concerning Preview Travel and the Travelocity Division it considered in connection with its review of the Proposed Transactions. Hambrecht & Quist did not assume any responsibility for independent verification of this information. Hambrecht & Quist did not prepare any independent valuation or appraisal of any of the assets or liabilities of Preview Travel or the Travelocity Division, nor did it conduct a physical inspection of the properties and facilities of Preview Travel or the Travelocity Division. Hambrecht & Quist assumed that the financial forecasts and projections made available to it and used in its analysis reflected the best currently available estimates and judgments of the expected future financial performance of Preview Travel and the Travelocity.com Business. For purposes of its opinion, Hambrecht & Quist assumed that neither Preview Travel nor the Travelocity Division was a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transactions and activities undertaken in the ordinary course of conducting their respective businesses. Hambrecht & Quist's opinion is based on market, economic, financial and other conditions as they existed and could be evaluated as of the date of the opinion, and any change in these conditions would require a reevaluation of the opinion. Hambrecht & Quist expressed no opinion as to the price at which Travelocity.com Inc.'s common stock will trade subsequent to the giving of its opinion. For purposes of its opinion, Hambrecht & Quist assumed that the Proposed Transactions would be entered into substantially on the terms discussed in the merger agreement and related agreements, without any waiver of any material terms or conditions by any of the parties to the merger agreement, the partnership agreement, the contribution agreement and related agreements.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary of the Hambrecht & Quist analyses below is not a complete description of the presentation by Hambrecht & Quist to the Preview Travel board of directors. In arriving at its opinion, Hambrecht & Quist did not attribute any particular weight to any analyses or factors it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Hambrecht & Quist believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses or of the following summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses set forth in the Hambrecht & Quist presentation to Preview Travel's board of directors and in its opinion. In performing its analyses, Hambrecht & Quist made numerous assumptions about industry performance, general business and economic conditions and other matters, many of which are beyond Preview Travel and the Travelocity Division's control. The analyses summarized below are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be acquired.

     In performing its analyses, Hambrecht & Quist used published Hambrecht & Quist research estimates of Preview Travel's calendar year 2000 financial performance and estimates by the Travelocity Division's management of the Travelocity.com Business' calendar year 2000 financial performance.

     The following discussion summarizes the material financial analyses performed by Hambrecht & Quist in connection with its written opinion. The summary of financial analyses includes information presented in tables. You should read these tables together with the text of each summary.

  Valuation Analysis of Preview Travel

     Analysis of Selected Transactions. Hambrecht & Quist compared the Proposed Transactions with selected mergers and acquisitions transactions. This analysis included eighteen transactions involving companies in the Internet electronic commerce industry. The Internet transactions that Hambrecht & Quist deemed comparable to the proposed transactions were (listed as acquiror/target):

- AOL/MovieFone Communications
- Rosenbluth International/Biztravel.com
- E*Trade/TIR Holdings
- E*Trade/Telebanc Financial
- CVS/Soma.com
- Amazon.com/Exchange.com
- USA Networks/Hotel Reservation Network
- Hollywood Entertainment/Reel.com
- CDNow/N2K
- Walt Disney/Toysmart.com
- OnSale/Egghead
- Columbia House/CDNow
- Real Select/Springstreet.com
- Getty Images/Art.com
- EToys/BabyCenter
- Beyond.com/BuyDirect.com
- SportsLine USA/GolfWeb
- Micro Warehouse/Online Interactive

     In examining these transactions, Hambrecht & Quist analyzed, among other things, the multiples of offer prices to revenues and gross profits for the last twelve-month period and projected revenues and gross profits for the next twelve months for the acquired companies. By applying these multiples to Preview Travel's revenues and gross profits for the last twelve-month period and the projected revenues and gross profits for the next twelve-month period, Hambrecht & Quist calculated the ranges of per share equity values of Preview Travel implied by this analysis set forth in the following table:

Historical Multiples..............................     $21.85 - $23.70
Forward Multiples.................................     $10.14 - $15.87

     Premium Analysis. Hambrecht & Quist compared the implied premium in the merger as of October 3, 1999 to similar premiums for the following comparable public company transactions (listed as acquiror/target):

- CMGI/Adforce
- OnSale/Egghead
- DoubleClick/Netgravity
- Excite@Home/iMall
- Columbia House/CDNow
- Walt Disney/Infoseek
- DoubleClick/Abacus Direct
- NBC Interactive/Xoom.com
- Yahoo!/Broadcast.com
- AOL/MovieFone Communications
- Yahoo!/Geocities
- @Home/Excite
- AOL/Netscape Communications
- CDNow/N2K
- E*Trade/Telebanc Financial

     By applying the average one and twenty trading day premiums (excluding the high and low trading prices) to Preview Travel's closing price on October 1, 1999, Hambrecht & Quist calculated a range of per share equity values of Preview Travel implied by this analysis of $20.36 to $23.05.

     Hambrecht & Quist compared these ranges of per share equity values of Preview Travel to the ranges of per share equity values of the Travelocity.com Business, described below and summarized in the chart under "-- Valuation Analysis of the Travelocity.com Business." Hambrecht & Quist observed that Preview Travel stockholders will receive as consideration in the merger one share of Travelocity.com Inc. common stock for each share of Preview Travel that they hold at the time of the merger. Hambrecht & Quist also observed that the ranges of per share equity values of the Travelocity.com Business were generally higher than the ranges of per share equity values of Preview Travel.

 Valuation Analysis of the Travelocity Division

     Initial Public Offering Valuation Analysis. Using Hambrecht & Quist research and published Wall Street estimates, Hambrecht & Quist compared, among other things, the market values based on revenue multiples at the time of filing and at the time of offering of companies conducting their initial public offerings, to the same comparables of the Travelocity Division.

     The following group of companies was primarily used in this analysis:

     - Garden.com

     - homestore.com

     - Quotesmith.com

     - InsWeb

     - E-Loan

     - priceline.com

     Hambrecht & Quist determined the average revenue multiples at the initial filing of a registration statement for the initial public offering, and at the actual initial public offering, of these companies. By applying these multiples to the Travelocity Division's projected calendar year 2000 revenues, Hambrecht & Quist calculated the following ranges of equity values of the Travelocity Division implied by this analysis.

Filing................................   $722 million to $928 million
Offering..............................   $1,032 million to $1,238 million

     Hambrecht & Quist used these ranges of equity values for the Travelocity Division in the valuation analysis of the Travelocity.com Business and in the contribution analysis, which are described below. Because the Travelocity Division is not publicly traded, Hambrecht & Quist believed that the initial public offering valuation represented the best approximation of the value for the Travelocity Division.

  Valuation Analysis of the Travelocity.com Business

     Component Analysis of the Travelocity.com Business. Using Preview Travel's current market value and the valuation range determined above for the Travelocity Division, Hambrecht & Quist calculated a range of per share equity values of Travelocity.com Inc. implied by this analysis of $27.11 to $31.48.

     Implied Valuation Based on Range of Multiples of the Travelocity.com Business. Applying a range of forward revenue multiples from 7.5x to 12.5x to projected calendar year 2000 revenues for the combined company and a range of estimated revenue synergies, Hambrecht & Quist calculated a range of per share equity values of Travelocity.com Inc. implied by this analysis of $25.26 to $44.74.

     The chart below summarizes Hambrecht & Quist's comparison of the ranges of per share equity values of Travelocity.com Inc., discussed above, to the ranges of per share equity values of Preview Travel, also discussed above. Hambrecht & Quist observed that Preview Travel stockholders will receive as consideration in the merger one share of Travelocity.com Inc. common stock for each share of Preview Travel common stock that they hold at the time of the merger. Hambrecht & Quist also observed that the ranges of per share equity values of Travelocity.com Inc. were generally higher than the ranges of per share equity values of Preview Travel.

                             [CURRENT PRICE CHART]

  Contribution Analysis

     Hambrecht & Quist analyzed the contribution of each of Preview Travel and the Travelocity Division to the projected equity value of the combined company. Hambrecht & Quist compared the equity value of the Travelocity Division based on its value calculated in the initial public offering analysis as described above to the equity value of Preview Travel based on its market value as of October 1, 1999. Hambrecht & Quist observed that, based on the equity values of Preview Travel and the Travelocity Division implied by these analyses, the percentage of Preview Travel's contribution ranged from 16.6% to 19.3%. Hambrecht & Quist further observed that on a fully-diluted basis, Preview Travel stockholders would own 29.7% of the Travelocity.com Partnership's equity, which is greater than the range of equity values contributed by Preview Travel to the Travelocity.com Partnership.

     No company or transaction used in the above analyses is identical to Preview Travel, the Travelocity Division or the Proposed Transactions. Accordingly, an analysis of the results of the foregoing analysis is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the companies or company to which they are compared.

     Hambrecht & Quist, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Hambrecht & Quist has acted as the exclusive financial advisor to Preview Travel's board of directors in connection with the Proposed Transactions.

     In the past, Hambrecht & Quist has provided investment banking and other financial advisory services to Preview Travel and has received fees for these services. Specifically, Hambrecht & Quist served as lead manager in Preview Travel's November 1997 initial public offering, as lead manager in Preview Travel's April 1998 follow-on offering and as financial advisor when Preview Travel adopted a Stockholder Rights Plan in October 1998. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in Preview Travel's publicly traded securities and receives customary compensation in connection with these activities, and also provides research coverage for Preview Travel. In the ordinary course of business, Hambrecht & Quist actively trades in Preview Travel and Sabre's equity and derivative securities for its own account and for the accounts of its customers, and may at any time hold a long or short position in these securities. Hambrecht & Quist may in the future provide investment banking or other financial advisory services to Preview Travel, the Travelocity.com Business or Sabre.

     In an engagement letter dated May 20, 1999, Preview Travel agreed to pay Hambrecht & Quist a fee of $250,000 in connection with the delivery of the fairness opinion given on October 3, 1999. Preview Travel also agreed to pay Hambrecht & Quist, upon completion of the Proposed Transactions, a fee of 0.9% of the value, at closing, of the aggregate consideration paid to Preview Travel stockholders in the Proposed Transactions, less any fees previously paid and subject to an aggregate cap of $7 million. Preview Travel also agreed to reimburse Hambrecht & Quist for its reasonable out-of-pocket expenses and to indemnify Hambrecht & Quist against specific liabilities, including liabilities under the federal securities laws or relating to or arising out of Hambrecht & Quist's engagement as Preview Travel's financial advisor.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following is a description of the material United States federal income tax consequences of the merger. This discussion is not a comprehensive description of all of the tax consequences that may be relevant to you. For example, we have not described tax consequences that arise from rules that apply generally to all taxpayers or to some classes of taxpayers. We have also not described tax consequences that we assume to be generally known by investors. This discussion is based upon the Internal Revenue Code, the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

     This discussion assumes that you hold your shares of Preview Travel common stock as a capital asset and does not address the tax consequences that may be relevant to you if you receive special treatment under some federal income tax laws. You may receive this special treatment if you are:

     - a bank;

     - a tax-exempt organization;

     - an insurance company;

     - a dealer in securities or foreign currencies;

     - a Preview Travel stockholder who received your Preview Travel common stock through the exercise of employee stock options or otherwise as compensation;

     - not a U.S. person; or

     - a Preview Travel stockholder who holds Preview Travel common stock as part of a hedge, straddle or conversion transaction.

     The discussion also does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. Travelocity.com Inc. and Preview Travel have not and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger.

     It is a condition to the merger that each of Travelocity.com Inc. and Preview Travel receive a tax opinion from its tax counsel that the merger qualifies as a reorganization within the meaning of

Section 368(a) of the Internal Revenue Code. The opinions will be based on customary assumptions and factual representations and will assume that the merger will be completed according to the terms of the merger agreement. The following discussion of United States federal income tax consequences of the merger assumes that, if completed, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code for United States federal income tax purposes. Accordingly, if we complete the merger:

     - Travelocity.com Inc. and Preview Travel will not recognize gain or loss;

     - you will not recognize gain or loss when you exchange your Preview Travel common stock solely for Travelocity.com Inc.'s common stock;

     - the aggregate tax basis of Travelocity.com Inc.'s common stock you receive will be the same as the aggregate tax basis of the Preview Travel common stock you surrender in exchange;

     - the holding period of Travelocity.com Inc.'s common stock you receive will include the holding period of shares of Preview Travel common stock you surrender in exchange; and

     - you must retain records and file with your United States federal income tax returns a statement setting forth certain facts relating to the merger.

     TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR PARTICULAR SITUATION. WE ENCOURAGE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

REGULATORY MATTERS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules that the Federal Trade Commission promulgated under the Act, we cannot complete the merger until we have given notification and furnish information relating to the competitive nature of Preview Travel and the Travelocity Division and the industries they operate in to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice, and a specified waiting period expires or is terminated. AMR, as the ultimate parent entity of the Travelocity Division, and Preview Travel both filed notification and report forms under the Hart-Scott-Rodino Act with the Federal Trade Commission and the Antitrust Division on October 12, 1999 and the waiting period expired on November 11, 1999. Even though the waiting period expired, the Federal Trade Commission and the Antitrust Division retain the authority to challenge the merger on antitrust grounds. In addition, each state in which the Travelocity Division or Preview Travel operates may also seek to review the merger. It is possible that some of these authorities may seek to challenge the merger.

     Under the merger agreement, we have both agreed to use our reasonable best efforts to take all actions to obtain all necessary regulatory and governmental approvals necessary to complete the merger and to address concerns of regulators and governmental officials.

     The Travelocity Division and Preview Travel both conduct business outside the United States. Although the merger does not require notification to or approval of regulatory authorities outside the United States, those regulatory authorities could seek to challenge the merger. We do not expect the closing of the merger to be delayed by any such challenge.

ACCOUNTING TREATMENT

     Sabre has a majority equity interest in the Travelocity.com Partnership and the general presumption would be for Sabre to consolidate the Travelocity.com Partnership into its financial statements. Although Travelocity.com does not have a majority equity interest in the Travelocity.com Partnership, Travelocity.com Inc. controls the Travelocity.com Partnership through the Travelocity.com Partnership's board of directors since Travelocity.com Inc. has the right to appoint a majority of the directors.

Accordingly, we believe the general presumption is overcome and Travelocity.com Inc. will consolidate the Travelocity.com Partnership into its financial statements. Furthermore, although Travelocity Holdings, a Sabre subsidiary, will manage the day to day operations of the Travelocity.com Partnership pursuant to the management services agreement, it is subject to the direction and oversight of the Travelocity.com Partnership's board of directors. As such, the Travelocity.com Partnership's board of directors has the unilateral ability to control the management of the Travelocity.com Partnership, thereby enabling Travelocity.com Inc to consolidate the Travelocity.com Partnership in its separate financial statements.

     Travelocity.com Inc.'s consolidated financial statements will include the financial statements of Travelocity.com Inc. and the Travelocity.com Partnership, with Sabre's 64% interest in the Travelocity.com Partnership's results of operations presented as a single line item, "Sabre's interest in partnership," in Travelocity.com Inc.'s statement of operations. Travelocity.com Inc.'s results of operations and financial position will consist of the total of 36% of the Travelocity.com Partnership's results and 100% of Travelocity.com Inc.'s results.

     Travelocity.com Inc. will account for the merger as a purchase of Preview Travel's assets and liabilities. The Travelocity.com Partnership will record on its balance sheet:

     - the fair market value of Preview Travel's assets and liabilities; and

     - the historical net book value of the Travelocity Division's assets and liabilities that Sabre contributes; and

     - the direct costs of the acquisition incurred by Sabre and Travelocity.com Inc.

     The Travelocity.com Partnership will record approximately $215 million of intangible assets and goodwill in the merger. After the merger, intangible assets and goodwill will be approximately 65% of the Travelocity.com Partnership's pro forma total assets. The Travelocity.com Partnership will amortize the intangible assets and goodwill acquired in the merger over a 3-year period, resulting in an approximate $72 million charge per year that will negatively affect the Travelocity.com Partnership's net income.

NO APPRAISAL OR DISSENTERS' RIGHTS

     Preview Travel is organized under Delaware law. Under Delaware law, Preview Travel stockholders do not have a right to dissent and receive the appraised value of their shares in connection with the merger.

LISTING OF TRAVELOCITY.COM INC.'S COMMON STOCK

     It is a condition to closing the merger that Travelocity.com Inc.'s common stock held by the former Preview Travel stockholders be approved for quotation on the Nasdaq National Market under the symbol "TVLY."

     The Series A Preferred Stock and any shares of Travelocity.com Inc.'s common stock that may be acquired by Sabre will be "restricted" securities under the Securities Act of 1933, as amended. This means that these shares may be bought or sold only under very limited exemptions. Sabre and Travelocity.com Inc. intend to enter into a Registration Rights Agreement that requires Travelocity.com Inc. to register any common stock held by Sabre and its affiliates. See "Material Terms of Related Agreements -- Registration Rights Agreement" on page 90.

DELISTING AND DEREGISTRATION OF PREVIEW TRAVEL COMMON STOCK

     If the merger is completed, Preview Travel common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTIONS

     This proxy statement/prospectus does not cover any resales of Travelocity.com Inc.'s common stock you will receive in the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

     All shares of Travelocity.com Inc.'s common stock you will receive in the merger will be freely transferable, except that if you are deemed to be an "affiliate" of Preview Travel under the Securities Act at the time of the special stockholders meeting, you may resell those shares only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be Preview Travel's affiliates for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, Preview Travel, and would not include stockholders who are not officers, directors or principal stockholders of Preview Travel.

               INTERESTS OF DIRECTORS AND OFFICERS IN THE MERGER

     When you consider the recommendation of the Preview Travel board of directors that you vote for the adoption of the merger agreement, you should be aware that some of the Preview Travel directors and officers and their associates have interests in the merger in addition to their interests solely as Preview Travel stockholders, which are described below. These interests may create potential conflicts of interest. Preview Travel's board of directors was aware of each of these interests when it considered and adopted and approved the merger agreement and the merger.

EMPLOYMENT AGREEMENTS

     The merger will trigger change of control provisions in:

     - the employment agreement between Preview Travel and Christopher Clouser, who is the Chief Executive Officer, President and a director of Preview Travel, and

     - the advisory services agreement between Preview Travel and Thomas Cardy, a director of Preview Travel.

     Under Mr. Clouser's employment agreement, 50% of his unvested Preview Travel stock options will vest immediately before the merger. After the merger, one-twelfth of his remaining options will vest at the end of each successive month. Mr. Clouser holds 400,000 unvested stock options, with an aggregate in the money value of $6.4 million, based on the price of Preview Travel common stock of $39.25 per share on January 20, 2000.

     In addition, if the merger closes on or prior to July 27, 2000, Mr. Clouser will be entitled to be reimbursed for living and commuting expenses for the 12 months after the merger as long as he remains an employee of the surviving company.

     If Preview Travel, or the Travelocity.com Partnership as the successor to Preview Travel, terminates Mr. Clouser's employment due to circumstances specified in his employment agreement, Preview Travel, and the Travelocity.com Partnership as the successor to Preview Travel, must enter into a consulting agreement with Mr. Clouser. Some of those circumstances are the following:

     - the occurrence of a subsequent change of control within 12 months following the merger, or

     - Mr. Clouser's position with Preview Travel is materially reduced in stature or responsibility, and he elects to voluntarily terminate his employment within the 45 days after the change in his position. A reduction in stature will not result if Mr. Clouser reports to the chief executive officer of the Travelocity.com Business following the merger.

     The consulting agreement terminates on the earlier of July 27, 2001 or the first anniversary of the merger. During this term, Mr. Clouser is entitled to receive the monthly salary and annual bonus he would have been entitled to under his employment agreement, except as described in the agreement. However,

Mr. Clouser has the right, within 30 days following the commencement of the consulting agreement, to request a lump sum payment equal to 50% of the salary and annual bonus that he otherwise would have been paid during the term of the consulting agreement. If Mr. Clouser exercised this option, neither Preview Travel, nor the Travelocity.com Partnership as successor to Preview Travel, would have any further obligation to pay Mr. Clouser the salary or annual bonus.

     Under the consulting agreement, Mr. Clouser is not entitled to any supplemental payments to compensate him for excise tax liability under sections 4999 and 280G of the Internal Revenue Code. However, if any portion of the aggregate payments to Mr. Clouser following a change in control were an "excess parachute payment" that would result in a liability for excise tax under section 4999, Mr. Clouser may either:

     - pay the excise tax, or

     - reduce the payment made to him so that the payments do not result in liability for excise tax.

     Under Mr. Cardy's advisory services agreement and under the 1997 Directors' Stock Option Plan, all of his unvested Preview Travel stock options will vest immediately before the merger. Mr. Cardy holds 15,000 unvested stock options, with an aggregate in the money value of $321,000, based on the price of Preview Travel common stock of $39.25 per share on January 20, 2000.

EFFECTS OF THE MERGER UNDER PREVIEW TRAVEL'S STOCK OPTION PLANS

     The merger agreement provides that, when the merger is completed, Travelocity.com Inc. will convert all vested and unvested options to purchase Preview Travel common stock held by Preview Travel employees, directors or consultants into options to acquire Travelocity.com Inc.'s common stock. These options will remain exercisable for the same number of shares. The exercise price per share will remain the same.

     Travelocity.com Inc. has agreed to file a registration statement on or as soon as practicable after the merger covering Travelocity.com Inc.'s common stock subject to Preview Travel stock options, other Preview Travel stock-based awards and various other stock options.

     Under the terms of Preview Travel's 1997 Directors' Stock Option Plan, the merger will result in an immediate vesting of all unvested stock options that Preview Travel granted to its directors under the plan. The directors, including Mr. Cardy, hold 65,000 unvested options granted under the plan, with an aggregate in the money value of approximately $1.8 million, based on the price of Preview Travel common stock of $39.25 per share on January 20, 2000, that will vest immediately before the merger.

     Prior to the signing of the merger agreement, Preview Travel's board of directors adopted a resolution providing for the acceleration of vesting of stock options held by Preview Travel's officers in the merger. The executive officers, excluding Mr. Clouser, hold approximately 951,000 unvested options, with an aggregate in the money value of approximately $20.3 million, based on the price of Preview Travel common stock of $39.25 per share on January 20, 2000. The resolution provides that 50% of the unvested options held by each officer as of October 4, 1999 will vest immediately prior to the merger. After the merger, one-twelfth of the remaining unvested options held by officers of Preview Travel will vest during each successive month, subject to specified exceptions. The resolution does not apply to Messrs. Clouser and Cardy, whose options will vest on and after the merger as described above.

     The resolution also provides that 50% of the unvested options held by each non-officer employee of Preview Travel as of October 4, 1999 will vest immediately prior to the merger. The remaining 50% of unvested options held by each non-officer employee will vest according to the terms of the initial grant of the options.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE; INDEMNIFICATION AGREEMENTS

     Travelocity.com Inc. and the Travelocity.com Partnership will indemnify, to the fullest extent allowed under law, each individual who is or was an officer, director or employee of Preview Travel for all actions taken by them in their capacities at Preview Travel, or taken at the request of Preview Travel, at or prior to the completion of the merger. Travelocity.com Inc. and the Travelocity.com Partnership will honor all of Preview Travel's indemnification obligations to those persons, whether created by Preview Travel's certificate of incorporation, by-laws or an indemnification agreement. For six years after completing the merger, Travelocity.com Inc. and the Travelocity.com Partnership will also provide officers' and directors' liability insurance covering acts or omissions prior to the completion of the merger for each individual covered under the comparable Preview Travel policy as of the date of the merger agreement. Travelocity.com Inc. and the Travelocity.com Partnership will not be required to pay, in total, an annual premium for the insurance described in this paragraph in excess of 200% of the current annual premium paid by Preview Travel for its existing coverage prior to the merger. If the annual premiums of that insurance coverage exceed that amount, Travelocity.com Inc. and the Travelocity.com Partnership will be obligated to provide a policy with the best coverage available for a cost up to but not exceeding 200% of the current annual premium.

  Agreements Involving Associates

     AOL has agreed that the Travelocity.com Partnership will provide a booking system for travel-related services on the U.S. versions of AOL, AOL.com, the CompuServe Service, Netscape Netcenter, Digital City and, for a one-year term, AOL Plus. In addition, the new agreement with AOL is anticipated to have a revenue sharing structure between the parties. According to public filings it has made, AOL owns approximately 6.2% of the common stock of Preview Travel. Theodore J. Leonsis, who is a director of Preview Travel, is currently the President of the Interactive Properties Group of AOL.

                PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

     On January 20, 2000, the record date for the special stockholders meeting, Preview Travel estimates that there were approximately 183 holders of record and over 8,200 beneficial owners of Preview Travel common stock.

MARKET PRICES AND DIVIDENDS

     There is no established trading market for Travelocity.com Inc.'s common stock. Preview Travel common stock has been traded on the Nasdaq National Market under the symbol "PTVL" since November 19, 1997, the date of its initial public offering. Travelocity.com Inc.'s common stock is expected to trade on the Nasdaq National Market under the symbol "TVLY."

     The table below sets forth, for the periods indicated, the high and low bids for Preview Travel common stock as reported on the Nasdaq National Market, in each case based on published financial sources. Preview Travel has never declared or paid dividends on its common stock and does not expect to do so in the foreseeable future.

                                                                PREVIEW TRAVEL
                                                                 COMMON STOCK
                                                              ------------------
                                                                HIGH       LOW
                                                              --------   -------
1997:
Fourth Fiscal Quarter.......................................  $11.9375   $ 6.875
1998:
First Fiscal Quarter........................................   33.125      7.50
Second Fiscal Quarter.......................................   38.125     23.75
Third Fiscal Quarter........................................   44.00      12.75
Fourth Fiscal Quarter.......................................   29.125      9.75
1999:
First Fiscal Quarter........................................   36.00      15.50
Second Fiscal Quarter.......................................   29.375     14.625
Third Fiscal Quarter........................................   25.125     14.25
Fourth Fiscal Quarter.......................................   60.75      16.125
2000:
First Fiscal Quarter (through February [  ], 2000)..........

     The following table presents trading information for Preview Travel common stock on October 1, 1999, the last full trading day prior to our announcement of the signing of the merger agreement and January [ ], 2000, the last practicable trading day for which information was available prior to the date of this proxy statement/prospectus.

                                                         PREVIEW TRAVEL COMMON STOCK
                                                         ----------------------------
                                                           HIGH       LOW     CLOSING
                                                         --------   -------   -------
October 1, 1999........................................  $17.6875   $16.125   $17.625
February [  ], 2000....................................

     The market price of shares of Preview Travel common stock fluctuates. As a result, you should obtain current market quotations.

     Post-Merger Dividend Policy. As a newly formed corporation, Travelocity.com Inc. has not paid dividends on its common stock. It does not expect to do so following the merger.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined financial statements present the effects of the proposed merger, the contribution agreements and other agreements to be entered into at the effective time of the merger by the Travelocity.com Partnership and Sabre. These agreements are an access agreement, a technology services agreement, an intellectual property agreement, a facilities agreement, an administrative services agreement and a cash and short-term investments agreement. For a description of these agreements, which we refer to as the intercompany agreements, see "Material Terms of Related Agreements -- Intercompany Agreements" on page 90.

     The unaudited pro forma condensed combined balance sheet presents the combined financial position of the Travelocity Division and Preview Travel as of September 30, 1999 assuming the proposed merger had occurred and the contribution agreements and the intercompany agreements had been entered into as of September 30, 1999. This pro forma information is based upon the historical balance sheet data of Travelocity.com Inc. and the Travelocity Division, starting on page F-1, and the historical balance sheet data of Preview Travel, incorporated in this proxy statement/prospectus by reference, as of September 30, 1999.

     The unaudited pro forma condensed combined statements of operations give effect to the proposed merger of the Travelocity Division and Preview Travel and the contribution agreements and the intercompany agreements as if such transactions had been entered into on January 1, 1998. This pro forma information is based upon the historical results of operations of the Travelocity Division, starting on page 109, and the historical results of operations of Preview Travel, incorporated in this proxy statement/prospectus by reference, for the nine months ended September 30, 1998 and 1999 and the year ended December 31, 1998.

     Sabre has a majority equity interest in the Travelocity.com Partnership and the general presumption would be for Sabre to consolidate the Travelocity.com Partnership into its financial statements. Although Travelocity.com does not have a majority equity interest in the Travelocity.com Partnership, Travelocity.com Inc. controls the Travelocity.com Partnership through the Travelocity.com Partnership's board of directors since Travelocity.com Inc. has the right to appoint a majority of the directors. Accordingly, we believe the general presumption is overcome and Travelocity.com Inc. will consolidate the Travelocity.com Partnership into its financial statements. Furthermore, although Travelocity Holdings, a Sabre subsidiary, will manage the day to day operations of the Travelocity.com Partnership pursuant to the management services agreement, it is subject to the direction and oversight of the Travelocity.com Partnership's board of directors. As such, the Travelocity.com Partnership's board of directors has the unilateral ability to control the management of the Travelocity.com Partnership, thereby enabling Travelocity.com Inc. to consolidate the Travelocity.com Partnership in its separate financial statements.

     Travelocity.com Inc.'s consolidated financial statements will include the financial statements of Travelocity.com Inc. and the Travelocity.com Partnership, with Sabre's 64% interest in the Travelocity.com Partnership's results of operations presented as a single line item, "Sabre's interest in partnership," in Travelocity.com Inc.'s statement of operations. Travelocity.com Inc.'s consolidated results of operations and financial position will consist of the total of 36% of the Travelocity.com Partnership's results and 100% of Travelocity.com Inc.'s results.

     The columns in the pro forma condensed combined financial statements present the following:

     - TRAVELOCITY.COM INC. -- Represents the balance sheet of Travelocity.com Inc., which was incorporated on September 30, 1999.

     - TRAVELOCITY DIVISION HISTORICAL -- Represents the historical financial position and results of operations of the Travelocity Division. The Travelocity Division has funded its historical operations through advances from affiliates. At December 31, 1997, September 30, 1998, December 31, 1998 and September 30, 1999, advances from affiliates totaled approximately $39.0 million, $50.4 million, $55.6 million and $68.6 million, respectively. The Travelocity Division has not recorded any interest expense attributable to these advances.

     - PRO FORMA ADJUSTMENTS FOR THE AGREEMENTS -- Represents adjustments for the impacts of the intercompany agreements and the contribution agreements that Sabre and the Travelocity.com Partnership will enter into.

     - PRO FORMA TRAVELOCITY DIVISION AS ADJUSTED FOR THE
       AGREEMENTS -- Represents the historical financial position and results of operations adjusted for the pro forma impacts of the intercompany agreements and the contribution agreements.

     - PREVIEW TRAVEL HISTORICAL -- Represents the historical financial position and results of operations of Preview Travel, Inc.

     - PRO FORMA ADJUSTMENTS FOR THE MERGER -- Represents adjustments to reflect the impacts of the merger and Sabre's interest in the Travelocity.com Partnership.

     - TRAVELOCITY.COM INC. COMBINED PRO FORMA -- Represents the financial position and results of operations of Travelocity.com Inc. consolidated with the Travelocity.com Partnership reflecting the pro forma impacts of the merger and Sabre's interest in the Travelocity.com Partnership.

     The unaudited pro forma condensed combined financial statements are based on the estimates and assumptions set forth in the notes. These estimates and assumptions are preliminary and have been made solely for purposes of developing this pro forma information. The unaudited pro forma condensed combined financial statements are not indicative of what Travelocity.com Inc.'s actual financial position or results of operations would have been had the merger and the contribution agreements and intercompany agreements been entered into on the dates described above, nor is it indicative of the future financial position or results of operations of Travelocity.com Inc.

     The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements and related notes of the Travelocity Division starting on page 110, "The Travelocity Division's Management Discussion and Analysis" starting on page 112, "Management Discussion and Analysis of Pro Forma Financial Information of Travelocity.com Inc." starting on page 59 and Preview Travel's historical consolidated financial statements and related notes contained in the annual reports, quarterly reports and other information that Preview Travel has filed with the SEC and that we have incorporated in this proxy statement/prospectus by reference. For information on how to obtain materials incorporated by reference, see "Where You Can Find More Information" on page 130.

                              TRAVELOCITY.COM INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1999

                                     ASSETS

                                                                                                PRO FORMA
                                                                                               TRAVELOCITY
                                                                                 PRO FORMA      DIVISION
                                                                  TRAVELOCITY   ADJUSTMENTS    AS ADJUSTED
                                             TRAVELOCITY.COM       DIVISION       FOR THE        FOR THE
                                                   INC.           HISTORICAL    AGREEMENTS     AGREEMENTS
                                           --------------------   -----------   -----------    -----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Current assets
  Cash and cash equivalents..............        $    --            $    --      $ 50,000(1)     $50,000
  Marketable securities..................             --                 --                           --
  Accounts receivable, net...............             --              5,084                        5,084
  Other assets...........................             --                 26                           26
                                                 -------            -------      --------        -------
    Total current assets.................             --              5,110        50,000         55,110
Total property and equipment.............             --              2,011         5,228(1)       7,239
Intercompany investment..................             --                 --                           --
Intangible assets and goodwill...........             --              4,702                        4,702
Marketable securities -- noncurrent......             --                 --                           --
Other assets.............................             --                 --                           --
                                                 -------            -------      --------        -------
        Total assets.....................        $    --            $11,823      $ 55,228        $67,051
                                                 =======            =======      ========        =======

                                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable.......................        $    --            $ 4,353      $     --        $ 4,353
  Other accrued liabilities..............             --              1,434           607(1)       2,041
  Payable to affiliates..................             --                 20                           20
                                                 -------            -------      --------        -------
    Total current liabilities............             --              5,807           607          6,414
Payable to affiliates....................             --             68,553          (607)(1)         --
                                                                                  (67,946)(1)
Other liabilities........................             --                452                          452
Sabre's interest in partnership..........             --                 --                           --
Commitments and contingencies............             --                 --                           --
Stockholders' equity
  Preferred stock: $.001 par value.......             --                 --                           --
  Common stock: $.001 par value..........             --                 --                           --
  Class A common stock: $.001 par
    value................................              3                 --                            3
  Class B common stock: $.001 par
    value................................             --                 --                           --
  Additional paid-in capital.............             --                 --        50,000(1)     131,012
                                                                                   81,015(1)
                                                                                       (3)(1)
  Other stockholders' equity.............             --                 --                           --
  Division equity (deficit)..............             --            (70,830)       70,830(1)          --
  Contributions from affiliates..........             --              7,841        (7,841)(1)         --
  Accumulated equity (deficit)...........             --                 --       (70,830)(1)    (70,830)
  Stock subscription receivable from
    affiliate............................             (3)                --             3(1)          --
                                                 -------            -------      --------        -------
        Total stockholders' equity.......             --            (62,989)      123,174         60,185
                                                 -------            -------      --------        -------
        Total liabilities and
          stockholders' equity...........        $    --            $11,823      $ 55,228        $67,051
                                                 =======            =======      ========        =======


                                                         PRO FORMA       PRO FORMA
                                            PREVIEW     ADJUSTMENTS   TRAVELOCITY.COM
                                             TRAVEL       FOR THE          INC.
                                           HISTORICAL     MERGER         COMBINED
                                           ----------   -----------   ---------------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Current assets
  Cash and cash equivalents..............   $   422      $      --       $ 50,422
  Marketable securities..................    23,331                        23,331
  Accounts receivable, net...............     7,467                        12,551
  Other assets...........................     3,523                         3,549
                                            -------      ---------       --------
    Total current assets.................    34,743             --         89,853
Total property and equipment.............     5,089                        12,328
Intercompany investment..................        --        256,775(2)          --
                                                          (256,775)(3)
Intangible assets and goodwill...........        --        215,610(3)     220,312
Marketable securities -- noncurrent......    14,040                        14,040
Other assets.............................       793                           793
                                            -------      ---------       --------
        Total assets.....................   $54,665      $ 215,610       $337,326
                                            =======      =========       ========
                                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable.......................   $ 1,081      $   1,000(2)    $  6,434
  Other accrued liabilities..............    11,161                        13,202
  Payable to affiliates..................        --                            20
                                            -------      ---------       --------
    Total current liabilities............    12,242          1,000         19,656
Payable to affiliates....................        --                            --
Other liabilities........................     1,258                         1,710
Sabre's interest in partnership..........        --         61,474(5)      61,474
Commitments and contingencies............        --                            --
Stockholders' equity
  Preferred stock: $.001 par value.......        --             33(4)          33
  Common stock: $.001 par value..........        14            (14)(3)          --
  Class A common stock: $.001 par
    value................................        --             14(2)          14
                                                                (3)(4)
  Class B common stock: $.001 par
    value................................        --                            --
  Additional paid-in capital.............   119,801        255,761(2)     325,269
                                                          (119,801)(3)
                                                               (30)(4)
                                                           (61,474)(5)
  Other stockholders' equity.............    (1,594)         1,594(3)          --
  Division equity (deficit)..............        --             --             --
  Contributions from affiliates..........        --             --             --
  Accumulated equity (deficit)...........   (77,056)        77,056(3)     (70,830)
  Stock subscription receivable from
    affiliate............................        --                            --
                                            -------      ---------       --------
        Total stockholders' equity.......    41,165        153,136        254,486
                                            -------      ---------       --------
        Total liabilities and
          stockholders' equity...........   $54,665      $ 215,610       $337,326
                                            =======      =========       ========

   See notes to unaudited pro forma condensed combined financial statements.

                              TRAVELOCITY.COM INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                     TWELVE MONTHS ENDED DECEMBER 31, 1998

                                                              PRO FORMA
                                                             TRAVELOCITY
                                              PRO FORMA      DIVISION AS                 PRO FORMA         PRO FORMA
                               TRAVELOCITY   ADJUSTMENTS      ADJUSTED      PREVIEW     ADJUSTMENTS     TRAVELOCITY.COM
                                DIVISION       FOR THE         FOR THE       TRAVEL       FOR THE            INC.
                               HISTORICAL    AGREEMENTS      AGREEMENTS    HISTORICAL     MERGER           COMBINED
                               -----------   -----------     -----------   ----------   -----------     ---------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATE)
Revenues
  Transaction revenue........   $ 18,370       $(2,714)(6)    $ 15,656      $ 10,667     $  3,003(12)      $ 29,326
  Advertising................      2,821                         2,821         3,341                          6,162
  Licensing and royalty
    fees.....................         47                            47            --                             47
                                --------       -------        --------      --------     --------          --------
    Total revenues...........     21,238        (2,714)         18,524        14,008        3,003            35,535
  Cost of revenues...........     19,067        (1,706)(7)      17,540         6,093        1,267(13)        24,900
                                                   179(8)
                                --------       -------        --------      --------     --------          --------
Gross profit (loss)..........      2,171        (1,187)            984         7,915        1,736            10,635
Operating expenses
  Selling and marketing......     10,608            35(9)       10,643        22,714                         33,357
  Technology and
    development..............      8,483        (2,053)(10)      6,470         3,706                         10,176
                                                    40(9)
  General and
    administrative...........      4,360            28(9)        4,662         6,015                         10,677
                                                   274(11)
  Stock based compensation...         --                            --           143        1,044(14)         1,187
  Amortization of
    intangibles..............         --                            --            --       71,870(15)        71,870
                                --------       -------        --------      --------     --------          --------
    Total operating
      expenses...............     23,451        (1,676)         21,775        32,578       72,914           127,267
                                --------       -------        --------      --------     --------          --------
Operating income (loss) from
  continuing operations......    (21,280)          489         (20,791)      (24,663)     (71,178)         (116,632)
  Other, net.................         --            --              --         2,636                          2,636
                                --------       -------        --------      --------     --------          --------
Loss from continuing
  operations before Sabre
  interest and income
  taxes......................    (21,280)          489         (20,791)      (22,027)     (71,178)         (113,996)
Sabre interest in
  partnership................         --                            --            --       72,990(16)        72,990
                                --------       -------        --------      --------     --------          --------
Loss from continuing
  operations before taxes....    (21,280)          489         (20,791)      (22,027)       1,812           (41,006)
Provision for income taxes...         --                            --           (51)                           (51)
                                --------       -------        --------      --------     --------          --------
Loss from continuing
  operations.................   $(21,280)      $   489        $(20,791)     $(22,078)    $  1,812          $(41,057)
                                ========       =======        ========      ========     ========          ========
Loss from continuing
  operations per share-basic
  and
  diluted(17)................                                               $  (1.73)                      $  (3.21)
                                                                            ========                       ========
Weighted average shares used
  in basic and diluted per
  share calculations(17).....                                                 12,796           --            12,796
                                                                            ========     ========          ========

   See notes to unaudited pro forma condensed combined financial statements.

                              TRAVELOCITY.COM INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

                                                              PRO FORMA
                                                             TRAVELOCITY
                                              PRO FORMA      DIVISION AS                 PRO FORMA         PRO FORMA
                               TRAVELOCITY   ADJUSTMENTS      ADJUSTED      PREVIEW     ADJUSTMENTS     TRAVELOCITY.COM
                                DIVISION       FOR THE         FOR THE       TRAVEL       FOR THE            INC.
                               HISTORICAL    AGREEMENTS      AGREEMENTS    HISTORICAL     MERGER           COMBINED
                               -----------   -----------     -----------   ----------   -----------     ---------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues
  Transaction revenue........   $ 12,405       $(1,858)(6)    $ 10,547      $  7,629     $  2,161(12)      $ 20,337
  Advertising................      1,586                         1,586         1,806                          3,392
  Licensing and royalty
    fees.....................         72                            72            --                             72
                                --------       -------        --------      --------     --------          --------
    Total revenues...........     14,063        (1,858)         12,205         9,435        2,161            23,801
  Cost of revenues...........     13,281        (1,602)(7)      11,811         4,293          859(13)        16,963
                                                   132(8)
                                --------       -------        --------      --------     --------          --------
Gross profit (loss)..........        782          (388)            394         5,142        1,302             6,838
Operating expenses
  Selling and marketing......      7,574            27(9)        7,601        14,016                         21,617
  Technology and
    development..............      6,181        (1,487)(10)      4,724         2,619                          7,343
                                                    30(9)
  General and
    administrative...........      3,230            21(9)        3,459         3,976                          7,435
                                                   208(11)
  Stock based compensation...         --                            --           108          783(14)           891
  Amortization of
    intangibles..............         --                            --            --       53,903(15)        53,903
                                --------       -------        --------      --------     --------          --------
    Total operating
      expenses...............     16,985        (1,201)         15,784        20,719       54,686            91,189
                                --------       -------        --------      --------     --------          --------
Operating income (loss) from
  continuing operations......    (16,203)          813         (15,390)      (15,577)     (53,384)          (84,351)
  Other, net.................         --                            --         1,822                          1,822
                                --------       -------        --------      --------     --------          --------
Loss from continuing
  operations before Sabre
  interest and income
  taxes......................    (16,203)          813         (15,390)      (13,755)     (53,384)          (82,529)
Sabre interest in
  partnership................         --                            --                     52,842(16)        52,842
                                --------       -------        --------      --------     --------          --------
Loss from continuing
  operations before taxes....    (16,203)          813         (15,390)      (13,755)        (542)          (29,687)
Provision for income taxes...         --                            --           (36)                           (36)
                                --------       -------        --------      --------     --------          --------
Loss from continuing
  operations.................   $(16,203)      $   813        $(15,390)     $(13,791)    $   (542)         $(29,723)
                                ========       =======        ========      ========     ========          ========
Loss from continuing
  operations per
  share -- basic and
  diluted(17)................                                               $  (1.10)                      $  (2.37)
                                                                            ========                       ========
Weighted average shares used
  in basic and diluted per
  share calculations(17).....                                                 12,528           --            12,528
                                                                            ========     ========          ========

   See notes to unaudited pro forma condensed combined financial statements.

                              TRAVELOCITY.COM INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1999

                                                              PRO FORMA
                                                             TRAVELOCITY
                                              PRO FORMA      DIVISION AS                 PRO FORMA         PRO FORMA
                               TRAVELOCITY   ADJUSTMENTS      ADJUSTED      PREVIEW     ADJUSTMENTS     TRAVELOCITY.COM
                                DIVISION       FOR THE         FOR THE       TRAVEL       FOR THE            INC.
                               HISTORICAL    AGREEMENTS      AGREEMENTS    HISTORICAL     MERGER           COMBINED
                               -----------   -----------     -----------   ----------   -----------     ---------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues
  Transaction revenue........   $ 35,361       $(5,467)(6)     $29,894      $ 14,106     $  2,885(12)      $ 46,885
  Advertising................      5,785                         5,785         7,795                         13,580
  Licensing and royalty
    fees.....................        258                           258            --                            258
                                --------       -------         -------      --------     --------          --------
    Total revenues...........     41,404        (5,467)         35,937        21,901        2,885            60,723
  Cost of revenues...........     27,236        (9,680)(7)      17,732         7,594        1,769(13)        27,095
                                                   176(8)
                                --------       -------         -------      --------     --------          --------
Gross profit (loss)..........     14,168         4,037          18,205        14,307        1,116            33,628
Operating expenses
  Selling and marketing......     18,574            (9)(9)      18,565        29,418                         47,983
  Technology and
    development..............      7,337        (2,165)(10)      5,166         3,739                          8,905
                                                    (6)(9)
  General and
    administrative...........      3,315            (9)(9)       3,489         5,742                          9,231
                                                   183(11)
  Stock based compensation...         --                            --         1,070          783(14)         1,853
  Merger expense.............         --                            --           476                            476
  Amortization of
    intangibles..............         --                            --            --       53,903(15)        53,903
                                --------       -------         -------      --------     --------          --------
    Total operating
      expenses...............     29,226        (2,006)         27,220        40,445       54,686           122,351
                                --------       -------         -------      --------     --------          --------
Operating income (loss)......    (15,058)        6,043          (9,015)      (26,138)     (53,570)          (88,723)
  Other, net.................         --            --              --         1,897           --             1,897
                                --------       -------         -------      --------     --------          --------
Loss before Sabre interest
  and income taxes...........    (15,058)        6,043          (9,015)      (24,241)     (53,570)          (86,826)
Sabre interest in
  partnership................         --                            --                     55,614(16)        55,614
                                --------       -------         -------      --------     --------          --------
Loss before income taxes.....    (15,058)        6,043          (9,015)      (24,241)       2,044           (31,212)
Provision for income taxes...         --                            --           (71)                           (71)
                                --------       -------         -------      --------     --------          --------
         Net loss............   $(15,058)      $ 6,043         $(9,015)     $(24,312)    $  2,044          $(31,283)
                                ========       =======         =======      ========     ========          ========
Net loss per share-basic and
  diluted(17)................                                               $  (1.76)                      $  (2.27)
                                                                            ========                       ========
Weighted average shares used
  in basic and diluted per
  share
  calculations(17)...........                                                 13,806           --            13,806
                                                                            ========     ========          ========

   See notes to unaudited pro forma condensed combined financial statements.

                              TRAVELOCITY.COM INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

NOTE A. GENERAL

  The Transaction

     Sabre plans to combine the Travelocity Division and Preview Travel in a holding company/ partnership structure. When the transactions are completed, Travelocity.com Inc. will be a holding company whose sole asset will be units of the Travelocity.com Partnership. Sabre will also own units of the Travelocity.com Partnership. The Travelocity.com Partnership will ultimately own all of the assets and have all of the liabilities of the Travelocity Division and Preview Travel, and it will conduct the Travelocity.com Business.

     Travelocity.com Inc. was incorporated on September 30, 1999 and is currently beneficially owned by Sabre. Additionally, on September 30, 1999 the Travelocity.com Partnership was formed. Currently, the Travelocity Division is an operating division of Sabre. Immediately prior to the merger, Sabre and TSGL Holding, Inc., a wholly owned subsidiary of Sabre, will contribute the Travelocity Division and $50 million in cash to the Travelocity.com Partnership and receive partnership units in exchange. Then Sabre will contribute partnership units to Travelocity Holdings, and Travelocity Holdings will contribute a portion of those partnership units to Travelocity.com Inc., so that those entities become partners in the Travelocity.com Partnership.

     As a result, immediately prior to the merger, the Travelocity.com Partnership will own the Travelocity Division and $50 million in cash. Sabre will own the Travelocity.com Partnership through a combination of its direct interest, its interest held through TSGL Holding and through Travelocity Holdings, and its interest held through Travelocity.com Inc.

     In the merger, Preview Travel will be merged with and into Travelocity.com Inc. Travelocity.com Inc. will be the surviving corporation. Each share of Preview Travel common stock will be converted into one share of Travelocity.com Inc.'s common stock. Travelocity.com Inc. will issue approximately 14 million shares of common stock to former Preview Travel stockholders in the merger. The shares of Travelocity.com Inc.'s common stock beneficially held by Sabre will be converted in the merger into 33 million shares of Series A Preferred Stock.

     The preferred stock is convertible into 3 million shares of Travelocity.com Inc.'s common stock, and the preferred stock receives dividends and distributions on a basis as if it were converted into common stock. The preferred stock owned by Sabre will generally have voting rights identical to Travelocity.com Inc.'s common stock. Each share of preferred stock and each share of common stock will be entitled to one vote per share and holders of preferred stock and common stock will vote together as a single class on all matters, including the election of directors.

     As a result, on an economic basis, Travelocity.com Inc. will have approximately 17 million common stock equivalent shares outstanding after the merger. The shares of common stock Travelocity.com Inc. issues to former Preview Travel stockholders will represent an approximate 82% (14 million out of 17 million) equity interest in Travelocity.com Inc., and the shares of preferred stock Travelocity.com Inc. issues to Sabre will represent an approximate 18% (3 million out of 17 million) equity interest in Travelocity.com Inc.

     Immediately after the merger, Travelocity.com Inc. will contribute all of the Preview Travel assets and liabilities to the Travelocity.com Partnership. In exchange, Travelocity.com Inc. will receive additional units of the Travelocity.com Partnership. In total, Travelocity.com Inc. will hold an approximate 36% equity interest in the Travelocity.com Partnership.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                  COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

     As a result, the current Preview Travel stockholders will become Travelocity.com Inc.'s public stockholders and will receive shares of common stock in the merger that equate to approximately a 30% equity interest in the Travelocity.com Partnership -- that is, 82% (their equity interest in Travelocity.com Inc.) of the 36% equity interest Travelocity.com Inc. holds in the Travelocity.com Partnership.

     Sabre will beneficially hold an approximate 70% equity interest in the Travelocity.com Partnership -- that is:

     - a 64% equity interest held directly, plus

     - a 6% equity interest held through Travelocity.com Inc. -- that is, 18% (its equity interest in Travelocity.com Inc.) of 36% (Travelocity.com Inc.'s equity interest in the Travelocity.com Partnership).

     The Travelocity.com Partnership will be governed by a nine member board of directors. Sabre will have the right to elect four directors, and Travelocity.com Inc. will have the right to elect the remaining five directors of the Travelocity.com Partnership.

  Accounting for the Transaction

     Sabre has a majority equity interest in the Travelocity.com Partnership and the general presumption would be for Sabre to consolidate the Travelocity.com Partnership into its financial statements. Although Travelocity.com does not have a majority equity interest in the Travelocity.com Partnership, Travelocity.com Inc. controls the Travelocity.com Partnership through the Travelocity.com Partnership's board of directors since Travelocity.com Inc. has the right to appoint a majority of the directors. Accordingly, we believe the general presumption is overcome and Travelocity.com Inc. will consolidate the Travelocity.com Partnership into its financial statements. Furthermore, although Travelocity Holdings, a Sabre subsidiary, will manage the day to day operations of the Travelocity.com Partnership pursuant to the management service agreement, it is subject to the direction and oversight of the Travelocity.com Partnership's board of directors. As such, the Travelocity.com Partnership's board of directors has the unilateral ability to control the management of the Travelocity.com Partnership, thereby enabling Travelocity.com Inc. to consolidate the Travelocity.com Partnership in its separate financial statements.

     Travelocity.com Inc.'s consolidated financial statements will include the financial statements of Travelocity.com Inc. and the Travelocity.com Partnership, with Sabre's 64% interest in the Travelocity.com Partnership's results of operations presented as a single line item, "Sabre's interest in partnership," in Travelocity.com Inc.'s statement of operations. Travelocity.com Inc.'s consolidated results of operations and financial position will consist of the total of 36% of the Travelocity.com Partnership's results and 100% of Travelocity.com Inc.'s results.

     Travelocity.com Inc. will account for the merger as a purchase of Preview Travel's assets and liabilities. As a result of the merger, the Travelocity.com Partnership will record on its balance sheet:

     - the fair market value of Preview Travel's assets and liabilities;

     - the historical net book value of the Travelocity Division's assets and liabilities that Sabre contributes; and

     - the direct costs of the acquisition incurred by Sabre and Travelocity.com Inc.

     The Travelocity.com Partnership will record approximately $215 million of intangible assets and goodwill in the merger. After the merger, intangible assets and goodwill will be approximately 65% of the Travelocity.com Partnership's pro forma total assets. The Travelocity.com Partnership will amortize the intangible assets and goodwill acquired in the merger over a 3-year period, resulting in an approximate $72 million charge per year that will negatively affect the Travelocity.com Partnership's net income.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                  COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

  Preliminary Purchase Price Allocation

     The accompanying unaudited pro forma condensed combined financial statements reflect an estimate of the purchase price of approximately $256.8 million, measured as the fair market value of Preview Travel's outstanding common stock on October 1, 1999, the last trading day before the merger agreement was announced plus the value of the vested options of Preview Travel assumed by Travelocity.com Inc. in the merger, and other costs directly related to the merger as follows (in thousands):

Fair market value of Preview Travel's common stock..........   $245,675
Fair market value of vested Preview Travel stock options....      3,048
Investment advisor, legal, accounting and other professional
  fees and expenses.........................................      7,052
Other costs directly related to the merger..................      1,000
                                                               --------
          Total.............................................   $256,775
                                                               ========

     For purposes of the accompanying unaudited pro forma condensed combined balance sheet, Travelocity.com Inc. has allocated the preliminary purchase price to the net assets acquired, with the remainder recorded as goodwill based on the Travelocity Division management's preliminary estimates of fair values from information furnished by Preview Travel. Travelocity.com Inc. will retain independent valuation professionals to assist in the determination of the value to be assigned to the acquired assets, including intangible assets. Travelocity.com Inc. will base the final allocation of purchase price on a complete evaluation of the assets and liabilities of Preview Travel. Although we do not expect the final valuation of the assets to be acquired to result in values that are significantly different from management's estimates included in the unaudited pro forma condensed combined balance sheet, we cannot assure you that they will not be.

NOTE B. UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

     The accompanying unaudited pro forma condensed combined balance sheet assumes the merger and intercompany agreements were signed on September 30, 1999 and reflects the following pro forma adjustments:

          (1) To record each of the following actions taken in accordance with the contribution agreements: the contribution of $50 million by Sabre to the Travelocity.com Partnership and the contribution by Sabre to the Travelocity.com Partnership of infrastructure assets and employee-related liabilities that are not included in the Travelocity Division's historical balance sheet in exchange for 3 million partnership units which are contributed to Travelocity.com Inc. as additional paid in capital, and the capitalization of the outstanding payable to Sabre. The pro forma adjustment excludes the additional amount of up to $50 million that Travelocity.com Inc. may cause Sabre to provide following the merger.

          (2) To record the purchase price of Preview Travel of $256.8 million resulting from the issuance of 14 million shares of Travelocity.com Inc.'s common stock to former Preview Travel stockholders, based on the number of shares outstanding at September 30, 1999, and related merger costs.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                  COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

          (3) To record the allocation of the purchase price for the merger to the assets and liabilities acquired as follows:

Working capital.............................................   $ 22,501
Property and equipment......................................      5,089
Marketable securities -- noncurrent.........................     14,040
Other assets................................................        793
Noncurrent liabilities......................................     (1,258)
Intangible assets and goodwill..............................    215,610
                                                               --------
          Total.............................................   $256,775
                                                               ========

          (4) To record the conversion in the merger of Travelocity.com Inc.'s 3 million shares of Class A Common Stock into 33 million shares of Series A Preferred Stock.

          (5) To record Sabre's ownership interest in the Travelocity.com Partnership, representing 64/70ths of the net book value of assets and liabilities contributed by Sabre and the direct costs of the acquisition that Sabre incurs.

NOTE C. UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

     The accompanying unaudited pro forma condensed combined statements of operations have been prepared as if the merger and intercompany agreements were completed as of January 1, 1998 and reflect the following pro forma adjustments:

          (6) To adjust historical booking fees paid by Sabre to the Travelocity Division to the amount which would have been paid by Sabre to the Travelocity.com Partnership under the terms of the access agreement. The access agreement provides pricing and other terms for the booking services, travel content and other services provided by Sabre to the Travelocity.com Partnership.

          (7) To record the reduction in data processing expense under the terms of the access agreement with Sabre. The access agreement provides that the Travelocity.com Partnership will pay Sabre a per-message fee for every travel segment processed through the Travelocity.com Web site.

          (8) To record the increase in desktop services, network services and Web hosting expenses as a result of the technology services agreement with Sabre. This agreement provides that Sabre will generally provide these services to the Travelocity.com Partnership at market rates.

          (9) To record the change in rent expense paid to Sabre under the terms of the facilities agreement with Sabre due to rate changes and additional employees. The facilities agreement provides that Sabre will charge rent and related expenses to the Travelocity.com Partnership based on the number of employees in the facilities.

          (10) To record the reduction in the cost of development services resulting from the Travelocity Division's employment of the developers directly and the elimination of the intercompany charge from Sabre. Charges from Sabre are based upon average rates used for internal allocations only. Actual costs were calculated using salary information for the headcount to be transferred.

          (11) To record the increase in employee related and other general and administrative expense under the terms of the administrative services agreement with Sabre. Under the administrative services agreement, Sabre will provide administrative services to the Travelocity.com Partnership at Sabre's cost plus a specified margin.

          (12) To adjust Preview Travel's transaction revenue to the terms of the access agreement.

          (13) To record the increase in expense for Preview Travel segments under the access agreement.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                  COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

          (14) To record compensation expense associated with the conversion of existing unvested employee options to purchase Sabre stock to options to purchase Travelocity.com Inc.'s stock. This expense will be recognized over the remaining vesting period of the options, which is estimated to average 20 months. The adjustment excludes compensation expense to be recorded in connection with the acceleration of 50% of Preview Travel unvested options to cause them to vest over the 12 months following the merger.

          (15) To record the amortization of goodwill and other intangibles resulting from the purchase price allocation. The allocation of the purchase price is preliminary and amounts are subject to adjustment based on an independent valuation of Preview Travel's assets. Goodwill is being amortized over three years.

          (16) To record Sabre's 64% interest in the Travelocity.com Partnership's losses.

NOTE D. UNAUDITED PRO FORMA COMBINED EARNINGS PER COMMON SHARE DATA

          (17) We computed the unaudited pro forma net loss per share, basic and diluted, by dividing the pro forma net loss by the weighted average number of shares of Preview Travel common stock outstanding for the respective periods presented, assuming a one-to-one exchange ratio. As pro forma net losses exist for each period presented, we excluded the effects of stock options and the 33 million shares of preferred stock issued to Sabre in the merger from the calculation of pro forma loss per share.

                MANAGEMENT DISCUSSION AND ANALYSIS OF PRO FORMA
                 FINANCIAL INFORMATION OF TRAVELOCITY.COM INC.

OVERVIEW

     The unaudited pro forma condensed combined financial statements are based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for purposes of developing the pro forma information. The unaudited pro forma condensed, combined financial statements are not indicative of what Travelocity.com Inc.'s future financial position or results of operations will be after the merger and the effectiveness of the contribution agreements and intercompany agreements.

  Gross Margins

     Actual gross margins for the nine months ended September 30, 1999 for the Travelocity Division and Preview Travel were 34.2% and 65.3%, respectively, compared to the pro forma gross margin for Travelocity.com Inc. of 55.4%. The combined gross margin percentage is higher than the Travelocity Division's because, under the intercompany agreements, the Travelocity Division's data processing expenses are reduced proportionately more than its transaction revenue is reduced. The combined gross margin percentage is lower than Preview Travel's because, under the intercompany agreements, Preview Travel's data processing expenses are increased more than its transaction revenue is increased. Travelocity.com Inc.'s actual gross margins may exceed pro forma gross margins due to a higher mix of advertising revenue, which has a higher gross margin, resulting from the AOL agreement. As revenues under the AOL agreement are dependent on performance, the timing of the revenues from the agreement are uncertain and may be sporadic, resulting in a fluctuating gross margin.

  Anticipated Losses

     Travelocity.com Inc.'s operating losses may be significantly different than the pro forma losses presented due to:

     - the uncertain impact of the new AOL agreement,

     - the integration of the two businesses (including cost synergies and recognition of non-recurring items),

     - the cost and uncertain success of branding initiatives, and

     - the calculation of the purchase price and goodwill at the closing of the merger which will be based on the number of shares of Preview Travel's common stock outstanding and vested Preview Travel options that Travelocity.com Inc. will exchange for its common stock and options.

  Variability of Results

     Factors that may adversely affect Travelocity.com Inc.'s quarterly operating results include:

     - its ability to retain existing customers, attract new customers and encourage repeat purchases;

     - its ability to adequately maintain and upgrade its Web sites and technical infrastructure;

     - its ability to obtain travel inventory on satisfactory terms from its travel suppliers;

     - fluctuating gross margins due to a changing mix of revenues;

     - the amount and timing of operating costs related to expanding its operations;

     - general economic conditions or economic conditions specific to the Internet, online commerce and the travel industry;

     - the seasonal nature of the travel industry, Internet and commercial online service usage and advertising expenditures; and

     - its ability to attract and retain advertisers on its sites.

RESULTS OF OPERATIONS

  Revenues

     Transaction Revenues. Actual transaction revenues for the nine months ended September 30, 1999 for the Travelocity Division and Preview Travel were $35.4 million and $14.1 million, respectively, compared to pro forma transaction revenue for Travelocity.com Inc. of $46.9 million, a decrease of $2.6 million, 5.2% from actual results. The decrease in combined revenues on a pro forma basis results from the application of the intercompany agreements which adversely impacts the Travelocity Division's transaction revenue, but favorably impacts Preview Travel's transaction revenue, due to different rates and terms under the intercompany agreements versus those included in the historically reported periods. Additionally, factors such as transaction growth and variability in commission rates may impact transaction revenues.

     Advertising Revenue. Actual advertising revenues for the nine months ended September 30, 1999 for the Travelocity Division and Preview Travel were $5.8 million and $7.8 million, respectively, and $13.6 million on a pro forma combined basis for Travelocity.com Inc. Advertising revenue for Travelocity.com Inc. is expected to be higher than the combined advertising revenue of the Travelocity Division and Preview Travel, because our new advertising revenue sharing agreement with AOL will give us a significantly larger share of the advertising revenue AOL receives on its Travel Channel. Additionally, Travelocity.com Inc. may experience more variability in advertising revenue, over the short-term as its two sales channels, DoubleClick and an internal sales force, are combined. Because of the structure of the agreement with DoubleClick, the Travelocity Division records advertising revenue net of fees. Preview Travel primarily utilizes an internal sales force so that revenues are not net of any fees paid to an outside vendor.

  Cost of Revenues

     Actual cost of revenues for the nine months ended September 30, 1999 for the Travelocity Division and Preview Travel were $27.2 million and $7.6 million, respectively, compared to pro forma cost of revenues for Travelocity.com Inc. of $27.1 million, a decrease of $7.7 million, 22.2% from actual results. The decrease in combined cost of revenues on a pro forma basis results from the application of the intercompany agreements, which decreases the Travelocity Division's cost of revenues and increases Preview Travel's cost of revenues, due to different rates and terms under the intercompany agreements versus those included in the historically reported periods. Cost of revenues for Travelocity.com Inc. are expected to increase from current pro forma levels as the number of transactions processed on the site increases. However, we anticipate that costs of revenues as a percentage of revenues will decrease due to efficiencies gained in the ticket fulfillment process due to economies of scale.

  Operating Expenses

     Selling and Marketing. Actual selling and marketing expenses for the nine months ended September 30, 1999 for the Travelocity Division and Preview Travel were $18.6 million and $29.4 million, respectively, and $48.0 million on a pro forma combined basis for Travelocity.com Inc. Selling and marketing expenses in the future will be higher for Travelocity.com Inc. We will be investing a significant amount in advertising programs to build our brand. Additionally, guaranteed payments under the new AOL agreement will result in significantly higher distribution costs for Travelocity.com Inc. than reported in the pro forma condensed combined statement of operations.

     Technology and Development. Actual technology and development expenses for the nine months ended September 30, 1999 for the Travelocity Division and Preview Travel were $7.3 million and

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$3.7 million, respectively, compared to pro forma technology and development expenses for Travelocity.com Inc. of $8.9 million, a decrease of $2.2 million, 19.6% from actual results. The decrease in combined expenses on a pro forma basis results from employment of the developers directly, net of the elimination of intercompany charges for development services from Sabre.

     General and Administrative. Actual general and administrative expenses for the nine months ended September 30, 1999 for the Travelocity Division and Preview Travel were $3.3 million and $5.7 million, respectively, compared to pro forma general and administrative expenses for Travelocity.com Inc. of $9.2 million, an increase of $174,000, 1.9% from actual results. General and administrative expenses are expected to increase from current levels to support Travelocity.com Inc.'s growth. However, we expect cost savings from the combined operations to lower general and administrative costs as a percentage of revenue.

LIQUIDITY AND CAPITAL RESOURCES

     Immediately prior to the merger, Sabre will contribute $50 million in cash to the Travelocity.com Partnership and receive partnership units in exchange. Sabre has also agreed to invest up to an additional $50 million in Travelocity.com Inc. if requested by Travelocity.com Inc. during a 10 day period after the merger. Travelocity.com Inc. would contribute those funds to the Travelocity.com Partnership. Sabre is under no further obligation to fund the Travelocity.com Partnership's capital requirements. We anticipate that Sabre's $50 million contribution immediately prior to the merger and the additional $50 million that Travelocity.com Inc. may require Sabre to contribute after the merger, together with our existing funds and ability to borrow, will be sufficient to meet anticipated cash requirements for at least the next 24 months. Thereafter, we anticipate cash requirements will be funded by cash flows from operating activities.

     We cannot assure you that cash flows from operations of the Travelocity.com Partnership will be sufficient to meet our cash requirements, such as contractual commitments to our strategic distribution partners, including AOL, or to make capital expenditures necessary to support the anticipated growth of the business. In such event, we would be required to obtain financing from the sale of equity securities or debt financing. We cannot assure you that any such financing will be available or on terms acceptable to us.

     Over the next two years, we will use funds to enhance brand awareness and supplier relationships, perform product development and for working capital. Payments due under our agreements with strategic distribution partners could also impact liquidity. Revenues under the AOL agreement are based on performance and are difficult to predict. Accordingly, they may not occur in the same time periods as payments we must make to AOL. Additionally, agreements with Yahoo!, Excite, Lycos and other distribution partners include guaranteed payments. In connection with these agreements, we expect that the Travelocity.com Partnership will make aggregate future payments in at least the following amounts (in thousands):

                YEAR ENDING DECEMBER 31,
                ------------------------
2000.....................................................   $ 60,608
2001.....................................................     52,492
2002.....................................................     51,000
2003.....................................................     40,000
2004.....................................................     40,000
                                                            --------
                                                            $244,100
                                                            ========

     As a result of the separation of the Travelocity Division from Sabre, the Travelocity.com Partnership will directly incur capital expenditures that Sabre previously incurred and charged to the Travelocity Division. We expect this change to increase capital expenditures in 2000 by $10 to $12 million.

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                          THE TRAVELOCITY.COM BUSINESS

OVERVIEW

     The Travelocity.com Business will be the largest online travel agency, with more travel bookings and more different visitors to our Web sites in a given month than any competitor. The Travelocity.com Web sites would have had, on a combined basis giving effect to the merger, over 6.6 million different visitors during the month of November 1999, based on data provided by Media Metrix. This would have been 50% more different visitors during that month than our nearest competitor, and would have made us the third most visited Web site in the electronic commerce category, following Amazon.com and eBay.com, based on data provided by Media Metrix. On a combined basis, visitors would have booked over $1 billion in travel services on the Travelocity.com Web sites in 1999, making the Travelocity.com Business one of the top ten travel agents in the U.S. According to Jupiter Communications, people spend more money online in the travel category than in any other electronic commerce category.

     After the merger, we intend to combine the best features of the Travelocity.com and Previewtravel.com Web sites to bring superior products and services to our customers. The Travelocity.com Business will combine Preview Travel's marketing and content strengths with the Travelocity Division's travel industry knowledge and technology experience.

     Through the Travelocity.com Business' online travel Web sites, which will be accessible free of charge through the Internet and online services, leisure and small business travelers can compare prices, make travel reservations and obtain destination information. We will feature booking and purchase capability for airlines, car rental and hotel companies, cruises and vacation packages, and offer access to a database of information regarding specific destinations and other information of interest to travelers. The Internet address for our main Web site is www.travelocity.com.

     In addition to the Travelocity.com Web site (www.travelocity.com), the Travelocity.com Business will operate Web sites tailored to customers in the United Kingdom (www.travelocity.co.uk) and Canada (www.travelocity.ca). In 1999, AOL agreed that the Travelocity.com Business will be the travel booking system for various AOL services, including AOL, AOL.com, Netscape, CompuServe and Digital City. We will also be the provider of travel booking services on Web sites operated by Yahoo!, Excite, Lycos and @Home Corporation, and on Web sites operated by Infoseek Corporation under the brand GO Networks.

     Travelocity.com Inc.'s principal corporate offices will be located at 4200 Buckingham Boulevard, Fort Worth, Texas 76155. Its telephone number will be
(817) 963-2923.

INDUSTRY BACKGROUND

  Growth of the Internet and Online Commerce

     The Internet and commercial online services have emerged as significant global communications media enabling millions of people to share information and conduct business electronically. A number of factors have contributed to the growth of the Internet and commercial online services usage, including:

     - the large and growing number of advanced personal computers in the home and workplace;

     - improvements in network infrastructure, making access to the Internet and commercial online services, easier, faster and cheaper;

     - increased acceptance of the Internet and commercial online services by consumer and business users; and

     - consumers' growing confidence in credit card transactions conducted online.

     Jupiter Communications estimates that the number of persons in the United States who use the Internet or other online services will grow from approximately 83 million in 1998 to approximately 157 million in 2003.

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     The functionality and accessibility of the Internet and commercial online services have made them an increasingly attractive commercial medium by providing features that have not been available through traditional channels. For example, the Internet and commercial online services provide users with convenient access to large volumes of real-time data to support their investment, purchase and other decisions. Online retailers are able to communicate effectively with customers by providing frequent updates of featured selections, content, pricing and visual presentations. Online retailers also provide tailored services because they capture valuable data on customer tastes, preferences, and shopping and buying patterns. Unlike most traditional distribution channels, online retailers do not have the burden of managing and maintaining numerous local facilities to provide their services on a global scale. In contrast, online retailers benefit from the economies of scale in reaching and electronically serving large numbers of customers worldwide from a central location. Because of these advantages, an increasingly broad base of products and services is being sold online, with travel services as the leading category. Forrester Research estimates that the total value of online purchases by U.S. consumers will be approximately $20 billion in 1999 and will increase to approximately $184 billion by 2004.

     As the number of online content, commerce and service providers has expanded, strong brand recognition and strategic alliances have become critical to the success of such companies. Brand development is especially important for online retailers due to the need to establish trust and loyalty among consumers in the absence of face-to-face interaction. In addition, some online retailers have begun to establish long-term strategic partnerships and alliances with content, commerce and service providers to rapidly build brand recognition and trust, enhance their service offerings, stimulate traffic, build repeat business, and take advantage of cross-marketing opportunities.

  The Traditional Travel Industry

     The travel and tourism industry is one of the largest industries in the world. Travelers in the United States spent over $515 billion on travel and tourism in 1998 according to the Travel Industry Association of America. Historically, airlines, hotels, rental car agencies, cruise lines, vacation packages and other travel suppliers have relied on internal sales departments and travel agencies as their primary distribution channels. Travel agencies typically book travel reservations through electronic global distribution systems such as the Sabre(R) system and the Galileo system. Global distribution systems provide real-time access to voluminous data on fares, availability and other travel information.

     Customers also traditionally have relied on travel agents to access and interpret the rapidly changing information on global distribution systems by using complex and proprietary interfaces. The global distribution systems store over 20 million published fares that are updated five times daily. As a result, the ability of customers to obtain the most favorable schedules and fares has been subject to the skill and experience of individual travel agents, who may not be available when the customer needs them.

     Travel agencies are compensated primarily through commissions paid by travel suppliers, such as airlines, hotels and car rental companies, on services booked. Some travel agencies also charge service fees to their customers. In a move to lower distribution costs, in September 1997 the major U.S. airlines reduced the commission rate payable to traditional travel agencies from approximately 10% to approximately 8% and imposed a cap of $50 on commissions for round-trip ticket sales. These reductions were followed by similar reductions made by other airlines. In the fourth quarter of 1999, several major airlines further reduced their commission rates paid to traditional travel agencies from 8% to 5%.

     Paralleling these trends, the major U.S. airlines reduced the commission rate payable to online travel services from approximately 8% to approximately 5% in 1997 and early 1998. And since the first half of 1998, major airlines have capped their fixed rate commission for online round-trip ticket sales to ten dollars.

     Currently, typical standard base commission rates paid by travel suppliers to traditional travel agents are approximately 5% for airline tickets (subject to a maximum of $25 and $50 for one-way and round-trip tickets, respectively), 10% for hotel reservations, 5% to 10% for car rentals, and 10% to 15% for cruises and vacation packages. In addition, travel agencies can earn performance based incentive compensation
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(known as override commissions) from travel suppliers, which can substantially impact financial performance. These commission rates and override commissions are determined by travel suppliers. Travel suppliers also pay booking fees to providers of global distribution systems to compensate them for their services. The global distribution systems may pay travel agents booking incentives based on negotiated terms.

     According to Travel Weekly, travel agency sales in the United States grew from $86 billion in 1991 to $126 billion in 1997, with more than half of those amounts spent on leisure travel. The traditional travel agency distribution channel is highly fragmented, with few nationally recognized brands. According to Travel Weekly's 1998 U.S. Travel Agency Survey published in August 1999, there are more than 33,000 travel agency locations in the United States, with the average travel agency location generating $3.8 million in annual gross bookings, i.e., the total purchase price of all travel services booked, per location.

  The Online Travel Market

     The Internet is dramatically changing the way that consumers and businesses communicate, share information and buy and sell goods and services. The Internet reduces inefficiencies in markets characterized by the presence of large numbers of geographically dispersed buyers and sellers and in purchase decisions involving vast amounts of information from multiple sources. We believe that the worldwide travel industry, which exemplifies these characteristics, is especially well-suited to benefit from increased Internet and electronic commerce adoption by consumers and businesses. As a result, travel has already become the largest online retail category with estimated online transactions of $4.2 billion in 1999, growing to $16.6 billion in 2003, according to Jupiter Communications.

     Recent trends in the traditional travel industry have contributed to a need for a more effective and efficient means of purchasing and distributing travel services to address the changing needs of consumers and travel suppliers. For example, travel agencies are reducing their level of service in response to lowered commissions or in some cases charging customers for services. At the same time, many customers are demanding greater convenience and flexibility in how, where and when they shop for travel services. In addition, travel suppliers cannot use traditional travel agents to quickly implement effective marketing programs targeted to specific customer segments because of the large number of small travel agents.

     As a result of these trends, the Internet and commercial online services have emerged as an attractive means of purchasing travel. The Internet enables online travel service providers to offer a marketplace that brings customers and travel suppliers directly together. In this marketplace, customers may choose from a diverse selection of travel options, suppliers may market and distribute their products and services more efficiently, and online travel service providers can obtain favorable pricing for their customers by aggregating customer demand more effectively than traditional travel agents. This marketplace also provides travel suppliers and other merchants with an effective means of advertising to a targeted audience.

     Although the online travel service market presents attractive opportunities, there are challenges that must be overcome to enter the online travel marketplace. We believe that, in order to succeed in this market, online travel services providers must invest in technology and infrastructure, attract a large number of customers to achieve economies of scale, establish strategic relationships to drive online traffic, incur the costs of building a brand, and obtain travel-related information and integrate it with booking capabilities.

THE TRAVELOCITY.COM BUSINESS' SOLUTION

     After the merger, the Travelocity.com Business will be the leading online travel agency with the most different visitors to its Web sites in a given month and online travel sales. To address the market opportunity presented by changes in the travel industry, the Travelocity.com Business plans to continue to

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satisfy customers' need for a convenient, comprehensive and personalized source of travel services and information. Key features of the Travelocity.com Business' solution include:

          Convenience. The Travelocity.com Business' online travel services will be accessible directly or through Yahoo!, AOL (including AOL, AOL.com, Netscape, CompuServe and Digital City), Excite, Lycos, GO Network, @Home, and several other co-branded Web sites. Both the Web site and our customer service will operate 24 hours a day, seven days a week.

          Ease of Use. The Travelocity.com Business' online solution will include several features that allow users to easily search for information and book travel online. For example, customers will be able to use Best Fare Finder, a feature that interprets complicated fare rules and takes customers directly from the fare to the flight by showing the customer which days to travel in order to get the lowest fare. Customers can then select their preferred travel dates from the graphical calendar display. If the customer has problems, help is available on the Web site through the Frequently Asked Questions feature and other help functions. Questions or comments can be submitted via e-mail, with responses usually coming within 18 hours.

          Speed. The Web site's ease of use and efficient architecture provide the ability to book travel quickly and efficiently. In January 1999, the Travelocity Division introduced Express Buy, which allows customers to make an airline reservation with three clicks of the mouse. At that time, the Travelocity Division also introduced an optional version of the Web site with reduced graphics, which shortens the amount of time required to make a reservation to less than two minutes.

          Transaction Security and Privacy. The Travelocity.com Business will use the Sabre(R) system that thousands of travel agents around the world also use to process over $70 billion in travel-related products and services annually. The Travelocity Division uses Secure Socket Layer encryption technology, which is a proven coding system that lets a customer's browser automatically encrypt data before it is transmitted to the Travelocity.com Web site and that ensures the safe transmission of credit card information. We will also continue to offer the Shop Safe Guarantee feature. Under this feature, in the highly unlikely event that credit card fraud were to occur, we will reimburse the customer up to $50, the maximum amount for which the customer would generally be liable to a credit card company. Historically, neither the Travelocity Division nor Preview Travel has experienced a single reported case of credit card theft. For customers who are not comfortable providing their credit card number online, the Travelocity.com Business will accept that information by phone or fax, toll-free. To avoid the need for retransmittal of the information for future purchases, customers will have the option to keep the credit card information on file, where it would be kept in an encrypted format on servers protected by two levels of software designed to insulate them from misuse, known as firewalls, and located in a secure computer complex. The Travelocity Division and Preview Travel have taken steps to assure customers that Travelocity meets strict online security and business standards. The Travelocity Division and Preview Travel are members of the Better Business Bureau's BBBOnline, which means that the Travelocity Division and Preview Travel have agreed to abide by the BBB code of ethical advertising. The Travelocity Division and Preview Travel are also licensees of the TRUSTe's Privacy Program which requires its licensees to adhere to established privacy principles and agree to comply with TRUSTe's oversight and consumer resolution procedures.

          Breadth of Offering. We will continue to offer one-stop travel shopping and reservation services, providing reliable, real-time access to schedule, pricing and availability information for over 95% of all airline seats sold worldwide, 45,000 hotels, 50 car rental companies, and 70,000 vacation packages. In addition to our reservation and ticketing service, the Travelocity.com Business will offer discounted and promotional fares, travel news, destination information on hundreds of cities and countries worldwide, weather information, maps and travel tips. After the merger, we will integrate Preview Travel's Web site under the Travelocity.com brand.

          Personalization. Each person who registers as a member on the Web sites operated by the Travelocity.com Business will have a profile in our customer database. Members can choose to provide us with travel preferences (for example, frequent travel programs and seating preferences),
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     credit card billing information, ticket delivery address and other personal information. This information is primarily used to assist members in making reservations quickly without having to provide the same information repeatedly. In addition, this information allows us to contact our customers for customer service, if necessary, and to inform them of incentives and promotional offers. Customers may chose to terminate further receipt of this information online. The Travelocity.com Business can analyze the impact of each message or offer on booking behavior, providing us with real-time feedback on the attractiveness of the offer to customers. The Travelocity.com Web site will provide Fare Watcher E-mail, a feature that allows members to track fare changes in travel markets of their choice by receiving e-mail notification of those changes from the Travelocity.com Business. The Travelocity.com Business will also provide Flight Pager, a service that allows travelers to register flight information at its Web site, and to receive changes to the flight time or gate via alphanumeric pager.

          Global Reach and Presence. Versions of our Web site tailored to particular countries (known as localized Web sites) accommodate differences in culture, travel purchase behavior, and supplier inventory preferences. We will continue to operate localized Web sites in Canada (www.travelocity.ca) and in the United Kingdom (www.travelocity.co.uk), two of the largest international travel markets outside the United States. Through its local customer service partners - Rider/BTI Travel in Canada and Hillgate Travel in the United Kingdom - the Travelocity.com Business will provide a full range of services to its customers. Additionally, through the Agency Locator feature, customers worldwide can make reservations on the Travelocity.com Web site and pick up their tickets at participating Sabre travel agencies. Through this means, the Travelocity Division has sold tickets in more than 90 countries around the world.

          Appeal to Travel Suppliers. The Travelocity.com Business will help travel suppliers to pursue a range of innovative, targeted merchandising and advertising strategies designed to increase revenues, while reducing overall transaction costs and customer service costs. Without revealing individual customers' identities or jeopardizing their confidentiality, our customer database will allow travel suppliers to implement targeted promotions through the Travelocity.com Business. Travel suppliers may take advantage of context-sensitive advertising to maximize the value of their promotional message. They may contribute content such as photos, that enrich the customer experience while also making their product more visually compelling. Travel suppliers that offer Web-based fares that are lower than published fares may use the Travelocity.com Business as an additional distribution outlet, as do American Airlines and British Airways.

THE TRAVELOCITY.COM BUSINESS' STRATEGY

     We will combine the strongest features of the Travelocity Division and Preview Travel Web sites to enhance the Travelocity.com Business' position as the leader in online travel services. Our strategy will be to:

          Continually improve the customer's buying experience. We plan to introduce products and services that will better enable the Travelocity.com Business' customer to shop and buy travel products. We will use our significant travel industry expertise, combined with our nearly 15 years of experience in selling travel online, to continually work to bring our customer a unique travel shopping experience.

          Increase brand awareness. We plan to invest in expanding awareness of the Travelocity.com brand through an advertising program that utilizes both off-line and online media, including television, print, radio, and the Internet. We believe that word-of-mouth is an effective means of attracting new customers. So, we strive to ensure that our customers have a positive experience with a convenient, user friendly Web site, which features many time-saving tools and responsive customer service. We also plan to continue joint promotions with travel service suppliers.

          Expand our business to business focus. We plan to expand our focus on the business to business sector through further targeting the unmanaged business traveler. On a combined basis we project
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     that business to business gross bookings for the Travelocity.com Business would represent in excess of 30% of total gross bookings or $300 million for 1999. Through the use of our online travel industry expertise we will continue to provide products and services to meet the unique needs of the unmanaged business traveler, a significant and growing sector of the online travel market.

          Enhance our technology platform and product functionality. We plan to continue to increase the efficiency and effectiveness of our Web sites through enhancement of the underlying infrastructure and investment in improved technology to anticipate increased transaction volume. We will also continue to develop the functionality, features, and content of our Web sites, and in particular to increase the level of personalization. Additionally, we will continually seek new distribution opportunities for our product as technology evolves. Examples of this include our relationship with 3Com Corporation to serve as a charter content provider for the Palm VII product. Our relationship with Sabre uniquely positions us to develop additional innovative functions and features.

          Enhance supplier relationships. We plan to further invest in and build upon strong supplier relationships. Drawing on our experience in technology development, we plan to create new tools to integrate suppliers' products and services into our Web sites. Additionally, we will continue to increase the value we provide to suppliers by developing new ways for them to effectively market and distribute their products to our customers.

          Continue our international expansion. We will expand our international presence after carefully evaluating the market for travel services and the popularity of online commerce in particular countries. We will draw upon our experience with our existing Web sites to tailor our international Web sites to the specific characteristics of each local market and operate the new Web sites more efficiently and effectively. Additionally, our existing relationship with Abacus, Asia's leading global distribution system, offers local product, distribution and marketing expertise in the potentially large travel market in the Asian region. Abacus is owned by the principal airlines of the region and Sabre owns a 35% interest. Together, Abacus and the Travelocity.com Business are well-positioned to expand into key Asian and Southern Pacific markets.

          Expand our service offerings. We plan to continue to expand our travel service offerings. We plan to derive more revenue from higher margin product offerings such as hotel reservations, car rentals, cruises and vacation packages. We also plan to expand the scope of destination offerings to provide more travel options to our customers. We will also evaluate ways to further enhance customers' experiences by incorporating community aspects into our service offerings, such as bulletin boards and chat rooms. We will consider other means of purchasing travel services, such as purchasing through consolidators, purchasing wholesale inventory at special prices, or by using an auction model.

STRATEGIC RELATIONSHIPS

     The Travelocity.com Business will continue to pursue strategic relationships to increase its access to online customers, to build brand recognition and to expand our online presence. After the merger, we will have alliances with strategic partners that are among the strongest and most recognized brands associated with the Internet, including:

  Yahoo!

     We will be a provider of air, car and hotel booking services for Yahoo!, one of the most recognized brands associated with the Internet. Over the remaining term of our agreement with Yahoo! we expect to pay Yahoo! at least $28 million. Our agreement expires at the end of 2002. Yahoo! is a global Internet media company that offers a branded network of media, commerce, and communication services to users worldwide and is the leading Internet portal in terms of traffic, advertising and household and business user reach. In addition, Yahoo! has agreed to make an investment in Travelocity.com Inc. when the merger is completed.

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     We will provide a database containing schedule, availability and price information that allows users of the Yahoo! Web site to book and pay for air, car and hotel services. We will collaborate with Yahoo! to further develop, promote and operate the Yahoo! Travel Web site and a Web site containing the "Travelocity.com" and "Yahoo!" brands, known as a co-branded site. Users may link to the Yahoo! Travel Web site from the Yahoo! home page, and to the co-branded site from the "Air," "Car" and "Hotel" images in the "Make Reservations" section of Yahoo! Travel.

  America Online

     On October 2, 1999, AOL agreed that the Travelocity.com Business will become the exclusive travel booking system for the five years following the merger on the U.S. versions of AOL, AOL.com, the CompuServe Service, Netscape Netcenter, Digital City and, for a one-year term, AOL Plus. On each of these services, the Travelocity.com Business and AOL will work together to create a co-branded site which will provide access to the Travelocity.com Business' services. We will also be a primary provider of travel information and other related services through co-branded sites on these AOL services. We expect that after the co-branded sites are launched, the AOL relationship will provide the Travelocity.com Business with positive cash flow under the agreement.

     Key terms of the agreement include:

     - subject to AOL meeting specified revenue targets, a percentage of which will be shared with the Travelocity.com Business, the Travelocity.com Business will be obligated to pay AOL a total of $200 million over the five-year term of the contract, including $40 million on the date of the merger, as well as a percentage of all commissions received by us from bookings made on the co-branded sites;

     - AOL will pay us a percentage of all cash advertising revenue collected by AOL from advertising on the co-branded sites, within AOL's travel channels, on Web pages throughout the AOL properties on which our travel booking system or our other travel-related information is located, or sold by AOL to a specified group of travel providers and providers of specified ancillary travel services;

     - AOL will place promotions throughout the AOL properties that will permit AOL users to link to the co-branded sites;

     - our travel booking capability on the travel channels of various AOL services must be integrated by April 1, 2000, otherwise our benefits will be reduced or the agreement will be extended;

     - we must include references to "Travel" as an AOL keyword in almost all of our advertising; and

     - AOL must meet cumulative advertising revenue and payment targets by the end of the second, third and fourth years of the agreement.

     If AOL does not meet the cumulative revenue targets, the Travelocity.com Business may elect to operate under alternative terms and conditions set forth in the agreement. If we elect to do so, AOL may terminate the agreement. The alternate terms and conditions would be as follows:

     - the Travelocity.com Business would no longer have any payment obligations to AOL, would keep commission revenues from travel services booked on the co-branded sites, and would receive a percentage of the advertising revenues only from advertisements placed on Web pages that contain only our travel-related information;

     - we would continue to be required to maintain and operate the co-branded sites, the travel booking system and our travel-related services; and

     - AOL would no longer be obligated to promote our travel booking system and travel-related information, and AOL could provide access to and promote another travel booking system.

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     At the end of the agreement's term, AOL can, annually for four years, extend the agreement for an additional one-year term but the agreement would contain the changes described above. AOL may terminate the agreement if the merger fails to close by March 31, 2000. Either party may terminate the agreement if the co-branded sites are not properly launched by September 1, 2000 as a result of the other party's non-performance of its obligations under the agreement. In addition, AOL may terminate the agreement at any time during the term of the agreement if we are acquired by an Internet service provider or other specified types of AOL competitors.

     If the merger is completed, the agreement will replace Preview Travel's existing agreements with AOL, as well as Sabre's agreements with each of Netscape and CompuServe, on April 1, 2000 or when the new co-branded sites are operating on the AOL services, if later.

     Although the agreement provides that our travel booking system will be the only travel booking system on the AOL properties, this exclusivity is subject to some exceptions. Also, although the agreement prohibits us from promoting any other Internet site as a preferred provider of travel reservations or other travel-related services, we would not normally promote other Internet sites in this way.

  Excite

     We will be the exclusive provider of travel booking services for Excite's Travel Channel (City.Net) in the United States and for the WebCrawler Travel Channel. Excite is a leading Internet search engine provider.

     Under our agreement with Excite, we will have a co-branded site that is included on all travel channels within the Excite network. Also, we will have travel-related content, such as travel news articles and travel specials, for the Excite Travel Channel and other Excite services. In addition, Excite has agreed to promote and advertise our services throughout the Excite network and to display within the Excite network a minimum number of Internet links to our travel site or to the co-branded site. We are also eligible to receive payments from Excite representing a share of advertising revenues Excite receives in connection with the online areas featuring our travel services. Additionally, we have agreed to promote Excite's services on our Web sites.

     Over the five-year term of the agreement, we will be obligated to pay $11 million to Excite, as well as to pay a percentage of commissions we earn in excess of specified thresholds. In addition, we and Excite will cooperate in selling and share revenues from advertising on the Excite Travel Channel. Our arrangement with Excite expires in September 2002, or earlier in the event of a material breach by either party.

     Our exclusive arrangement is subject to specified exceptions. If Excite decides during the term of the agreement to offer travel booking services or travel-related Internet functions that we do not then provide, we have a right of first refusal to negotiate our provision of these new services to the Excite Travel Channel and the WebCrawler Travel Channel. We also have a right of first refusal if Excite wishes to enter into an agreement with a third party that will provide travel services on a co-branded site on the Excite network. If we enter into an agreement with a third party with substantially the same scope as our agreement with Excite and on terms which, taken as a whole, are more favorable for the third party than the terms of our agreement with Excite, then we are required to offer these more favorable terms to Excite.

  Lycos

     We will be the exclusive travel service provider of travel booking services for Lycos' Travel Web Guide and Travel Network. Lycos is a leading Internet search engine. Under this agreement, we will have a co-branded site that is promoted throughout the Lycos Web site, and Lycos has agreed to display a minimum number of Internet links to promote our Web site and the co-branded site. We provide a variety of travel-related services and information for the co-branded site, including fare finding, travel news stories,

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travel promotions and information regarding special travel fares. In addition, we display links on the co-branded site to the Lycos Web site.

     We are eligible to receive payments from Lycos representing a share of advertising revenues Lycos receives in connection with the co-branded site. Over the two-year term of the agreement, we are obligated to make minimum payments to Lycos, as well as pay a portion of commissions we earn through the co-branded site in excess of specified thresholds, and fees for providing links to our services above specified thresholds. The agreement with Lycos expires on September 15, 2000. The agreement will expire earlier if Lycos delivers the contractually required number of impressions on or after March 15, 2000, or in the event of a material breach by either party or the provisions of notice to the other party that such party's services, viewed as a whole, are no longer competitive with substantially similar services being offered by third parties.

  Infoseek (GO Network)

     We will be a preferred provider of air, car and hotel booking services on the GO Network Travel Center. GO Network is one of the top five properties on the Internet, according to Media Metrix.

     We will be a co-branded provider of air, hotel and car services accessible from the GO Network Travel Center home page. Infoseek has agreed not to sell any banner ads for placement on the GO Network Travel Center home page to three competitors identified in the agreement, with exceptions specified in the agreement. As a preferred provider, we will be entitled to purchase the right to cause specified key words to result in the display of our content or advertising on GO Network in response to a search.

     We have agreed to pay Infoseek a set percentage of all net revenues that we receive for products and services sold to GO Network users or on GO Network co-branded sites that we host. We must also purchase from Infoseek guaranteed minimum advertising on GO Network during the term of the agreement. After March 2000, either party may terminate the agreement for convenience upon 90 days' notice. The parties may renew the agreement for one year terms, subject to mutual agreement of the parties.

  @Home Network

     We will be the exclusive air, car and hotel booking service provider for @Home Network subscribers and will be the anchor tenant for the @Home Network's shopping guide. Because @Home uses the broadband attributes of cable, we will be able to provide multimedia services and content through this channel. @Home has agreed not to create a channel or sub-channel that provides travel information for any of our direct competitors or to allow any competitor to place any promotional material on @Home Network Web pages on which we are featured.

     We have agreed to make quarterly fixed payments to @Home, and to make variable payments to @Home equal to a portion of our revenue from our advertising on the and from sales of air tickets and other goods and services to @Home subscribers. If the amount of the variable payment is greater than the amount of the fixed payment, our variable payment will be reduced to the difference between the variable payment and the fixed payment. Our fixed payments to @Home will be reduced if, in any year, the total amount of variable payments is less than the fixed payments made by us in that year and the average number of @Home subscribers falls below a threshold amount.

     Our agreement expires in 2001. If @Home ceases to offer access to online travel services for a period of more than one year, the agreement will terminate.

  Road Runner

     We will have a three-year alliance with Road Runner, a high-speed broadband online service, which is expected to be launched in the first quarter of 2000. Road Runner will provide our travel services with premier positioning and promotion in all of its travel-related areas, enabling Road Runner subscribers to
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easily research and book their travel arrangements through our service. In addition, Road Runner has agreed to promote our service.

     We have agreed to pay Road Runner a fixed amount for each person who visits our Web site directly from the Road Runner service and completes a new member registration form, provided the person is not already a present or past member of our travel service. We have also agreed to pay Road Runner a fixed fee for each airline ticket that these new members purchase through us. If the number of new members of our travel service who join in this way during any year of the agreement is less than an agreed amount, then we may either terminate the agreement on six months' written notice or continue the agreement on revised terms and conditions. Our agreement expires on December 20, 2002 and may be renewed upon mutual agreement of the parties.

TECHNOLOGY

     We expect that the Travelocity.com Business' travel planning and reservation system will continue to be a strong platform for industry innovation. Since its launch in March 1996, the Travelocity Division has continually innovated and upgraded its systems to meet the expanding needs of the online travel consumer. The Travelocity.com Web site is based on a carefully chosen combination of commercial and proprietary tools.

     Our multi-tiered system gives us the scalability and reliability to expand to meet our current and future growth. Netscape, our server software, Vignette Story Server, used for our content, and Tool Command Language, our user interface programming language, handle the demands of serving Web pages. Our proprietary application server executes business rules and directs messages among our content sources. A third level of software accesses destinations, profile and reservations content sources. The Sabre(R) system is our primary source of reservations content.

     The Travelocity.com Business' software and hardware will be located and maintained at Sabre's computer center. Sabre has significant experience in developing, operating and maintaining reliable, high volume online transaction processing systems.

CONSUMER MARKETING

     The Travelocity.com Business' relationship with its customers is key to the success of our business. We will measure our success by our ability to attract visitors to our Web sites, convert those visitors into buyers and convert those buyers into repeat buyers. To help us do so, we will consult with focus groups to refine and enhance our advertising efforts, product features and benefits, and promotional offers. We plan to attract visitors to our Web sites and enhance our brands through customer marketing efforts including advertising and public relations.

     Our strategy to convert visitors into buyers will use a combination of incentives, including seasonal and purchase-related promotions that take advantage of our customer database and Web site. As part of this effort, we plan to negotiate special rates and benefits to obtain superior travel inventory for our customers. We believe that our increasing scale will allow us to negotiate on more favorable terms. Through our research with visitors and infrequent purchasers, we are developing new programs and features (including personalization and loyalty incentives) that will encourage purchases and repeat use.

     The Travelocity.com Business will maintain a proprietary database including demographic profiles, customer preferences, shopping and buying patterns and other key customer attributes. This data will enable the Travelocity.com Business to track the effectiveness of promotions and incentives and to understand seasonal and other trends in order to create and quickly implement marketing programs targeted to specific customer segments. In addition, we plan to regularly communicate with our customers through targeted e-mail.

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     The Travelocity.com Business also plans to employ a variety of traditional media programs and promotional activities to enhance the effectiveness of the Travelocity.com Business' marketing initiatives:

     - Advertising. As part of the Travelocity.com Business' strategic alliances, the Travelocity.com Business plans to invest in both online and off-line advertising to drive traffic to its Web sites. To generate traffic to Travelocity.com Web sites in a cost efficient manner, we plan to place advertisements on high volume Web sites and purchase targeted keywords on popular search engines including Yahoo!, Alta Vista, Infoseek and others. The Travelocity.com Business will also advertise in traditional print and broadcast media to increase the awareness of its service, product enhancements and promotional offerings.

     - Public Relations. The core of the Travelocity.com Business' public relations effort will be media relations, industry analyst relations and speaking engagements. The Travelocity.com Business will maintain relations with journalists and industry analysts to secure unbiased, third-party endorsements for the Travelocity.com Business. In 1999, the Travelocity Division has appeared in ten media reports each day, on average. The Travelocity.com Business also plans to pursue coverage by online publications, search engines and directories. In addition to media and analyst relations, the Travelocity.com Business' employees will actively participate in industry events and conferences.

     - Co-marketing, Promotions and Loyalty Programs. The Travelocity.com Business plans to continue to establish significant co-marketing relationships to promote its service and to sponsor contests that offer travel-related prizes. These programs typically involve participation with airlines, hotels, car rental agencies and online service providers. The Travelocity.com Business intends to enter into additional co-marketing relationships in support of its marketing strategy. From time to time, the Travelocity.com Business will offer various incentives and awards to its customer base. These incentives are designed to increase customer loyalty and awareness of the Travelocity.com Business' brand and travel services. For example, the Travelocity.com Business plans to continue to provide customers with bonus frequent flyer miles and special companion fares during targeted promotional periods. On December 9, 1999, the Travelocity Division, Preview Travel and priceline.com announced their intention to create a mutual marketing and customer referral arrangement, subject to agreement on definitive terms and documentation. Any final arrangement between the parties may require each to pay the other a fee for specified referred customers.

SALES AND SUPPLIER RELATIONS

     The Travelocity.com Business plans to continue to build long-term relationships with travel suppliers. We have contractual relationships with travel suppliers in the air, car, and hotel sectors. These relationships allow us to generate additional revenue through upfront payments or through payments made on satisfying market share goals. In some cases, the Travelocity.com Web site will be required to prominently display a supplier's brand or marketing message. These contracts typically vary in length from one year to three years.

COMPETITION

     The online travel services market is new, rapidly evolving and intensely competitive. The Travelocity.com Business will compete with a variety of companies with respect to each product or service that it offers, including:

     - online travel agents such as Expedia, a majority-owned subsidiary of Microsoft;

     - consolidators and wholesalers of airline tickets and other travel products, including shopping clubs and online consolidators such as Cheaptickets.com, and priceline.com;

     - individual airlines, hotels, rental car companies, cruise operators and other travel service providers, some of which are suppliers to our Web sites and many of whom offer travel services directly through their own Web sites;

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     - alliances by travel suppliers, such as the recently announced multi-airline Web site for travel distribution; and

     - local, regional, national and international traditional travel agencies.

     Internationally, the Travelocity.com Business will compete with a different set of participants in each national market, ranging from traditional travel agents, market-specific Web sites, and global competitors, including Expedia, GetThere.com and Leisure Planet, which have expanded beyond the United States market. In the United Kingdom, local online competitors include Deckchair.com, e-bookers and A2bTravel.com.

     As the market for online travel services grows, we believe that the range of companies involved in the online travel services industry, including travel suppliers, traditional travel agencies, travel industry information providers, online portals and e-commerce providers, will increase their efforts to develop services that will compete with our Web sites. We will compete on the basis of our comprehensive service offering, technological innovation, and customer service.

GOVERNMENT REGULATION

     We must comply with laws and regulations relating to our sales activities, including those prohibiting unfair and deceptive practices and those requiring us to register as a seller of travel services, comply with disclosure requirements and participate in state restitution funds. In addition, many of our travel suppliers and global distribution systems are heavily regulated by the United States and other governments and we are indirectly affected by such regulation.

     The Department of Transportation is currently considering whether to extend existing regulations to online travel services. The regulations currently apply to global distribution systems that are owned by or affiliated with airlines and that are marketed to travel agencies. We expect the Department of Transportation to issue guidance on these regulations in 2000. If these regulations were extended to online travel services, they could affect how the Travelocity.com Business markets, displays and distributes its airline inventory, increase its costs of doing business and reduce its sales and revenues.

     Currently, relatively few laws and regulations directly apply to the Internet and commercial online services. Federal, state and local governmental organizations, as well as foreign governments, are considering legislative and regulatory proposals that would regulate the Internet, and will likely consider additional proposals in the future. We do not know how courts will interpret laws governing the Internet or the extent to which they will apply existing laws regulating issues such as property ownership, sales and other taxes, libel and personal privacy, to the Internet. The growth and development of the market for online commerce has prompted calls for more stringent consumer protection laws that may impose additional burdens on companies that conduct business online.

     Federal legislation imposing limits on the ability of states to tax Internet-based sales was enacted in 1998 and will exempt some sales transactions conducted over the Internet from multiple or discriminatory state and local taxation through October 21, 2001. It is possible that this legislation will not be renewed when it terminates. Failure to renew this legislation could allow state and local governments to impose taxes on Internet-based sales, and these taxes could hurt our business.

INTELLECTUAL PROPERTY

     The Travelocity.com Business will rely on trademark, patent, copyright, and trade secret laws and confidentiality and licensing agreements with employees, customers, partners and others to protect our proprietary rights. Effective trademark, patent, copyright and trade secret protection may not be available in every country in which our services are available and policing unauthorized use of our proprietary information is difficult and expensive.

     The Travelocity.com Business will rely on licenses from third parties to use their technology and information, which we incorporate and integrate into our Web sites. We cannot assure you that these
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licenses will continue to be available to us on commercially reasonable terms.
The loss of these licenses could require us to obtain alternative technology and information of lower quality or at greater cost. In addition, third parties that develop new technology that would be useful to us may decline to grant us a license to use that technology. Also, third parties may assert patent or other intellectual property rights to technology that would otherwise be in the public domain. In either case, we would not be able to use the technology, which may prevent us from providing new and useful services to our customers.

     The Travelocity.com Business also may grant licenses under some of our proprietary rights, such as trademarks, patents or copyrighted materials to third parties.

     The Travelocity.com Business may become involved in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. We may be required to indemnify travel suppliers and others with whom we do business for intellectual property claims made against them in connection with the services we provide.

     The steps that we take to protect our proprietary rights may prove to be inadequate and third parties may infringe or misappropriate our proprietary rights. Licensees of our technology also could take actions that might decrease the value of our proprietary rights or reputation. In addition, Sabre and the Travelocity.com Business will agree to share some of their intellectual property rights. Because this agreement will permit more than one entity to use these intellectual property rights, this agreement may increase the chance that our intellectual property could be misappropriated by a third party. If we have to enforce our intellectual property rights in court, we may incur substantial costs and divert our management's resources and attention.

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                     MATERIAL TERMS OF THE MERGER AGREEMENT

GENERAL

     The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement, which is incorporated by reference and attached as Annex A to this document. We encourage you to read the merger agreement because it is the legal document that governs the merger. The parties to the merger agreement are Sabre, Travelocity Holdings, Travelocity.com Inc. and Preview Travel.

     Under the merger agreement, Preview Travel will merge into Travelocity.com Inc. As a consequence of the merger, the separate corporate existence of Preview Travel will cease and Travelocity.com Inc. will continue as the surviving corporation.

CLOSING; EFFECTIVE TIME

     We will close the merger at 10:00 a.m., Eastern Time, on the second business day after the conditions set forth in the merger agreement have been satisfied or waived, unless we agree to another date and time.

     On the date of closing, we will file a certificate of merger and other appropriate documents with the Secretary of State of Delaware in accordance with the relevant provisions of Delaware law. The merger will become effective when the certificate of merger is filed with the Secretary of State of Delaware, or at such later time as we specify in the certificate of merger.

CONSIDERATION TO BE RECEIVED IN THE MERGER

     At the time of the merger:

     - each outstanding share of Preview Travel common stock will be automatically converted into one share of Travelocity.com Inc.'s common stock; and

     - the outstanding shares of Travelocity.com Inc.'s Class A Common Stock (all of which are currently held by Travelocity Holdings) will be automatically converted, in the aggregate, into 33 million shares of Travelocity.com Inc.'s Series A Preferred Stock.

     In addition, Travelocity.com Inc. granted options to acquire Class B Common Stock to employees of the Travelocity Division immediately prior to execution of the merger agreement. As a result of the merger, those options will become options to acquire Travelocity.com Inc.'s common stock.

     Any share of Preview Travel common stock held by Preview Travel as treasury stock will be automatically canceled and retired in the merger and will cease to exist. We will not exchange those shares for any securities of Travelocity.com Inc. or other consideration.

PROCEDURES FOR SURRENDER OF CERTIFICATES

     Promptly after the effective time of the merger, EquiServ, the exchange agent for the merger, will send you a letter of transmittal. The letter of transmittal will contain instructions with respect to the surrender of your Preview Travel stock certificates. YOU SHOULD NOT RETURN STOCK CERTIFICATES WITH THE PROXY ENCLOSED WITH THIS PROXY STATEMENT/PROSPECTUS.

     Commencing immediately after the effective time of the merger, if you surrender your stock certificates representing Preview Travel shares in accordance with the instructions in the letter of transmittal, you will be entitled to receive stock certificates representing the shares of Travelocity.com Inc.'s common stock into which those Preview Travel shares are converted in the merger.

     After the merger, each certificate that previously represented shares of Preview Travel stock will represent only the right to receive the shares of Travelocity.com Inc.'s common stock into which the shares of Preview Travel stock were converted in the merger.

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     You will not be paid any dividends or distributions on Travelocity.com
Inc.'s common stock into which your Preview Travel shares have been converted with a record date after the merger until you surrender your Preview Travel certificates to the exchange agent. When you surrender those certificates, any unpaid dividends payable as described below will be paid without interest.

     We will close Preview Travel's transfer books at the effective time of the merger and no further transfers of shares will be recorded on the transfer books. If a transfer of ownership of Preview Travel stock that is not registered in the records of Preview Travel's transfer agent has occurred, then, so long as the Preview Travel stock certificates are accompanied by all documents required to evidence and effect the transfer, as set forth in the transmittal letter and accompanying instructions, and by evidence of payment of any applicable stock transfer taxes, a certificate representing the proper number of shares of Travelocity.com Inc.'s common stock will be issued to a person other than the person in whose name the certificate so surrendered is registered, together with payment of dividends or distributions, if any.

REPRESENTATIONS AND WARRANTIES

     In the merger agreement, Preview Travel represents and warrants to Sabre, Travelocity Holdings and Travelocity.com Inc., and each of Sabre, Travelocity Holdings and Travelocity.com Inc. represent and warrant to Preview Travel, that:

     - it is properly organized, qualified and in good standing as a Delaware corporation, and its share capital is as stated in the merger agreement;

     - it has properly authorized, executed, delivered and performed the merger agreement;

     - the merger agreement is enforceable against it, and required consents, approvals, orders and authorizations of governmental authorities relating to the merger agreement have been obtained;

     - it will not contravene other agreements as a result of the merger agreement;

     - the information it supplied for inclusion in this proxy statement/prospectus is accurate; and

     - the votes of its stockholders that are required in connection with the merger are as stated in the merger agreement.

     In addition, Preview Travel represents and warrants to Sabre, Travelocity Holdings and Travelocity.com Inc. that:

     - documents it filed with the SEC do not contain untrue statements of material fact or omit material facts;

     - financial statements it filed with the SEC fairly present its financial condition;

     - the material changes or events specified in the merger agreement have not occurred since December 31, 1998;

     - its rights plan will not be applicable to the merger;

     - it has complied with all material applicable laws and has disclosed all material litigation;

     - its employee benefit matters, labor matters, tax matters, intellectual property matters and insurance matters all are as stated in the merger agreement;

     - its material contracts and debt instruments are as stated in the merger agreement, and it will continue its business relationships as stated in the merger agreement; and

     - it has taken specified steps to prepare its information systems for the Year 2000.

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     In addition, Sabre, Travelocity Holdings and Travelocity.com Inc. represent and warrant to Preview Travel that:

     - annual financial statements for the years 1996, 1997 and 1998 fairly present the financial condition of the Travelocity Division;

     - the material changes or events specified in the merger agreement have not occurred with respect to the Travelocity Division since December 31, 1998;

     - the Travelocity Division has complied with all material applicable laws and all material litigation involving the Travelocity Division has been disclosed;

     - the Travelocity Division's employee benefit matters, labor matters, intellectual property matters and insurance matters all are as stated in the merger agreement;

     - the Travelocity Division's material contracts and debt instruments are as stated in the merger agreement, and it will continue its business relationships as stated in the merger agreement;

     - the Travelocity Division's information systems are Year 2000 compliant or, to the extent they incorporate third party products, are compliant to Sabre's knowledge; and

     - the assets contributed to the Travelocity.com Partnership are sufficient to conduct the business of the Travelocity Division.

     The representations and warranties are of no further force or effect after the closing of the merger or termination of the merger agreement.

COVENANTS

     The merger agreement requires that each party comply, from the date of the merger agreement to the effective time of the merger, with agreements relating to the conduct of its business, except as permitted by the merger agreement or as consented to by the other party.

  Requirements

     Sabre (with respect to the Travelocity Division) and Preview Travel have each agreed that it will:

     - conduct its business in the ordinary course consistent with past practice;

     - use reasonable best efforts to keep available the services of its officers and employees as a group; and

     - use all reasonable efforts to maintain its existing relations with customers, suppliers, regulators, distributors, creditors, lessors and others having business dealings with it.

     Preview Travel also has agreed that it will perform and comply with its agreements with AOL.

  Prohibitions

     The merger agreement prohibits each of Sabre (with respect to the Travelocity Division) and Preview Travel from taking any action outside of the parameters specified in the merger agreement relating to the following matters:

     - issuing, selling or granting options to acquire any shares of its capital stock, except that Preview Travel may issue a specified number of stock options;

     - selling or buying assets or other business by merger, transfer of shares of stock or otherwise;

     - incurring additional debt;

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     - changing its accounting policies, except as may be required by generally accepted accounting principles;

     - taking any action which would prevent the merger from being a reorganization under the Internal Revenue Code; and

     - taking any action that would be reasonably likely to result in any of the conditions to the merger not being satisfied.

     In addition, the merger agreement prohibits Preview Travel from taking any action outside of the parameters specified in the merger agreement relating to the following matters:

     - declaring or paying dividends, or changing the terms of its outstanding securities;

     - amending its organizational documents;

     - making any material tax election;

     - taking any action to cancel its rights plan, except if, in light of a superior proposal, the Preview Travel board decides that to do so is necessary to comply with its fiduciary duties; and

     - taking any action to change employee rights and benefits, except in the ordinary course of business consistent with past practice.

NO SOLICITATION

  Prohibitions

     The merger agreement provides that, except as described below, Preview Travel may not, directly or indirectly:

     - solicit, initiate or knowingly encourage (including by furnishing information), or take any other action knowingly to facilitate, any acquisition proposal; or

     - participate in any discussion or negotiation regarding any acquisition proposal.

     Preview Travel must promptly notify Sabre orally and in writing of any acquisition proposal or any related inquiry. Preview Travel's notice must identify the person making the proposal or inquiry and describe the material terms of the proposal or inquiry, and describe any changes to the material terms.

     Except as described below, the Preview Travel board may not withdraw, or modify in a manner adverse to Sabre, its recommendation to Preview Travel stockholders to adopt the merger agreement.

  Exceptions

     The Preview Travel board may withdraw or modify its recommendation to Preview Travel stockholders to adopt the merger agreement if the Preview Travel board determines that an acquisition proposal constitutes a superior proposal, and if:

     - Preview Travel notifies Sabre;

     - Preview Travel permits Sabre to propose adjustments to the terms and conditions of the merger agreement that would enable Preview Travel, Sabre and Travelocity.com Inc. to proceed with the merger on the adjusted terms; and

     - Preview Travel, Sabre and Travelocity.com Inc. do not reach agreement on adjusted terms within three business days.

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     If Preview Travel receives an unsolicited superior proposal and the Preview
Travel board determines, upon advice from outside legal counsel, that the failure to negotiate in response to the superior proposal would result in a breach of their fiduciary duties, Preview Travel may, after giving Sabre 24 hours' notice:

     - furnish information to any person making a superior proposal in accordance with a customary confidentiality agreement; and

     - negotiate regarding the superior proposal.

  Definitions

     An acquisition proposal is broadly defined to include any inquiry, proposal or offer from any third person relating to:

     - any direct or indirect acquisition of a business or asset that constitutes 20% or more of Preview Travel's consolidated net revenues or assets;

     - any direct or indirect acquisition of 20% or more of any class of Preview Travel's equity securities;

     - any tender offer or exchange offer that, if completed, would result in any person beneficially owning 20% or more of Preview Travel's capital stock; or

     - any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Preview Travel.

     A superior proposal is defined as any offer to acquire, directly or indirectly, more than 50% of the shares of Preview Travel's common stock that is:

     - made in writing and in good faith by a third party, and

     - in the good faith judgment of the Preview Travel board, more favorable from a financial point of view to Preview Travel stockholders than the merger.

     To make this determination, the Preview Travel board must consult a financial advisor of nationally recognized reputation and take into account all the terms and conditions of the offer, including:

     - any break-up fee,

     - any expense reimbursement provision,

     - any condition to completion, and

     - the third party's ability to obtain financing.

     The Preview Travel board may also submit a single set of written questions to the party making the proposal in order to aid in its determination.

ADDITIONAL AGREEMENTS

  Stock Options

     In the merger, Travelocity.com Inc. will convert options to purchase Preview Travel common stock held by Preview Travel employees, consultants or directors into options to acquire Travelocity.com Inc.'s common stock. These options will remain exercisable for the same number of shares. The exercise price per share will remain the same.

     The merger will not affect currently exercisable options to purchase Sabre common stock held by the Travelocity Division employees, consultants or directors. In the merger, Travelocity.com Inc. will convert options to purchase Sabre common stock that are held by Travelocity Division employees, consultants or directors, but which are not yet exercisable, into options to acquire Travelocity.com Inc.'s common stock if the optionee so elects. Travelocity.com Inc. will adjust the number of shares subject to these options and

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

the exercise price of these options by the ratio of the market price of Sabre common stock to the market price of Preview Travel common stock at completion of the merger.

  Transfer of Employee Benefits

     After the merger, the Travelocity.com Business will provide Preview Travel employees with employee benefits that are no less advantageous in the aggregate to either, at Sabre's discretion:

     - the employee benefits they received before the merger; or

     - the employee benefits other employees of the Travelocity.com Business receive (that is, employees who are not former Preview Travel employees).

     The merger agreement does not limit Sabre's or the Travelocity.com Business' power to make changes to any employee benefits in order to comply with applicable law, or to terminate the employment of any person after the merger.

  Insurance and Indemnification

     For six years after the merger, Travelocity.com Inc. and the Travelocity.com Partnership will maintain in effect Preview Travel's current directors' and officers' liability insurance, or policies containing no less favorable coverage, covering acts or omissions occurring before the merger. Travelocity.com Inc. and the Travelocity.com Partnership will not be required to pay, in total, an annual premium for the insurance described in this paragraph in excess of 200% of the current annual premium Preview Travel pays for its existing coverage prior to the merger. If the annual premiums exceed that amount, Travelocity.com Inc. and the Travelocity.com Partnership will be obligated to obtain a policy with the best coverage available for a cost up to but not exceeding that amount.

     After the merger, Travelocity.com Inc. and the Travelocity.com Partnership will, to the fullest extent permitted under applicable law, indemnify each person who is, or has been, an officer, director or employee of Preview Travel with respect to:

     - all acts or omissions taken by them before the merger in their capacities at Preview Travel, and

     - all acts or omissions taken before the merger at the request of Preview Travel.

     The indemnified parties will, after the merger, be entitled to the benefit of indemnification agreements and the provisions of Preview Travel's certificate of incorporation and bylaws relating to indemnification.

  Fees and Expenses

     Whether or not the merger is completed, we will share the expense of this proxy statement/prospectus and the SEC registration statement of which it is a part, and we will each pay all of our own other costs and expenses incurred in connection with the merger and the merger agreement, subject to the expense reimbursement and termination fee provisions described under "-- Termination Fee" on page 82.

CONDITIONS TO COMPLETION OF THE MERGER

     Preview Travel, on the one hand, and Sabre, Travelocity Holdings and Travelocity.com Inc., on the other, are not obligated to complete the merger unless:

     - the Preview Travel stockholders adopt the merger;

     - no court issues an order and no law is enacted which would make the completion of the merger illegal or otherwise prohibited;

     - the SEC declares effective Travelocity.com Inc.'s Form S-4 registration statement, of which this proxy statement/prospectus is a part;

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

     - the Nasdaq National Market approves for quotation the shares of Travelocity.com Inc.'s common stock issuable in the merger;

     - the representations and warranties made by the other party are true and correct in all material respects on the date of the merger;

     - the other party has performed in all material respects all agreements and covenants that it must perform under the merger agreement before the merger; and

     - each has received opinions from its respective legal counsel that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

     Preview Travel's obligation to complete the merger is subject to the further condition that Sabre form the Travelocity.com Partnership and complete the other transactions related to the merger.

     Sabre and Preview Travel currently believe that it is likely that all of the conditions to the merger will be fulfilled. In the unlikely event that a condition is not fulfilled, the parties may, but would not be required to, waive the condition and complete the merger. If the waiver were to result in a material change in the terms of the merger, then Preview Travel would resolicit the votes of its stockholders to approve the merger.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated:

     - by mutual written consent of Sabre and Preview Travel;

     - by either Sabre or Preview Travel:

      - if we do not complete the merger on or before March 31, 2000, except that a party may not terminate the agreement if its failure to fulfill its obligations is the cause of the merger not being completed by March 31, 2000;

      - if the Preview Travel stockholders do not adopt the merger agreement;

      - if a law makes the merger illegal or a court or other government authority issues a final non-appealable ruling that permanently prohibits the completion of the merger, unless the party seeking to terminate the merger agreement has not used reasonable best efforts to lift or vacate the court order;

      - if the other party has breached any of its representations, warranties, covenants or agreements contained in the merger agreement, and the breach would result in the failure to satisfy one or more of the conditions to the merger, and the breach is incapable of being cured or, if capable of being cured, has not been cured within 20 days after written notice;

     - by Sabre, if the Preview Travel board:

      - withdraws or modifies in any manner adverse to Sabre its approval or recommendation of the merger;

      - fails to call the special meeting of Preview Travel stockholders; or

      - recommends any superior proposal; or

     - by Preview Travel, if Preview Travel notifies Sabre of its intention to accept a superior proposal and Sabre does not, within three business days, make a proposal to Preview Travel that is at least as favorable to Preview Travel stockholders, in the good faith judgment of the Preview Travel board.

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

TERMINATION FEE

     Preview Travel must reimburse Sabre for up to $4 million of the expenses it incurs in connection with the merger if Sabre terminates the merger agreement because Preview Travel breaches any of its representations, warranties, covenants or agreements contained in the merger agreement.

     Preview Travel must pay Sabre a $10 million termination fee (less expenses that Preview Travel reimburses when Sabre terminates the agreement) if:

     - Sabre terminates the merger agreement because the Preview Travel board:

      - withdraws or modifies in any manner adverse to Sabre its recommendation of the merger,

      - fails to call the Preview Travel stockholders meeting, or

      - recommends any superior proposal;

     - Sabre or Preview Travel terminates the merger agreement because the Preview Travel stockholders fail to approve the merger agreement and:

      - prior to the Preview Travel stockholders meeting, a third party had publicly announced an acquisition proposal, and

      - within six months after the termination of the merger agreement, Preview Travel enters into a definitive agreement with respect to, or completes, an acquisition proposal;

     - Sabre terminates the merger agreement because Preview Travel breaches any of its representations, warranties, covenants or agreements contained in the merger agreement and:

      - prior to the termination of the merger agreement, a third party had publicly announced an acquisition proposal, and

      - within six months after termination, Preview Travel enters into a definitive agreement with respect to, or completes, an acquisition proposal; or

     - Preview Travel terminates the merger agreement after it notifies Sabre of its intention to accept a superior proposal and Sabre does not, within three business days, make a proposal to Preview Travel that is at least as favorable to Preview Travel stockholders, in the good faith judgment of the Preview Travel board.

     Preview Travel will also reimburse Sabre for all payments Sabre makes to AOL to discharge specified Preview Travel obligations to AOL, if the merger agreement is terminated for any reason.

     Sabre will reimburse Preview Travel for up to $3 million of the expenses it incurs in connection with the merger if Preview Travel terminates the merger agreement because Sabre breaches any of its representations, warranties, covenants or agreements contained in the merger agreement.

AMENDMENTS

     We may amend the merger agreement at any time before or after stockholder approval of the merger agreement. After stockholder approval of the merger agreement, we may not make any amendment that, by law or in accordance with the rules of any stock exchange, requires further approval by Preview Travel stockholders or approval by Travelocity.com Inc.'s stockholders, without the approval of those stockholders.

             THE TRAVELOCITY.COM BUSINESS' RELATIONSHIP WITH SABRE

     Travelocity.com Inc. and the Travelocity.com Partnership were formed on September 30, 1999 and are currently beneficially owned by Sabre. Currently, the Travelocity Division is an operating division of Sabre. After the merger, Sabre will beneficially own a majority of Travelocity.com Inc.'s total voting power and control the management and affairs of Travelocity.com Inc.

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

     Sabre is a wholly owned subsidiary of Sabre Holdings Corporation, a publicly traded company. Sabre is the world leader in the electronic distribution of travel services, with the largest worldwide market share of all global distribution systems. Sabre is also a leading provider, by revenue, of information technology solutions for the travel and transportation industries. AMR, the publicly traded parent of American Airlines, owns approximately 97.9% of the total voting power in Sabre Holdings Corporation and approximately 82.6% of its equity. On December 14, 1999, AMR publicly announced its intention to distribute its entire equity interest in Sabre to AMR's public stockholders. AMR expects to complete this transaction during the first quarter of 2000.

GOVERNANCE

  Board of Directors

     Travelocity.com Inc. expects to have a nine member board of directors. Because Sabre will own a majority of the voting power in Travelocity.com Inc., it will have the ability to elect all of the board members. However, Travelocity.com Inc.'s restated certificate of incorporation will require that at least two directors be persons who are independent of Sabre. That is, they cannot be employees, officers or directors of Sabre or its affiliates and must not have any material business relationship with Sabre or its affiliates.

     We anticipate that the same individuals who serve on Travelocity.com Inc.'s board will also serve on the Travelocity.com Partnership board. Initially, the Travelocity.com Partnership will have a nine member board of directors. Two directors must be independent of Sabre, as described above. The partnership agreement requires that Travelocity.com Inc. designate five of the nine directors, including the independent directors. Sabre has the right to designate the remaining four directors. Sabre, as a practical matter, will be able to designate all of the directors on the Travelocity.com Partnership's board since it also controls Travelocity.com Inc.

  Executive Officers

     We also anticipate that the same persons who serve as executive officers of Travelocity.com Inc. will serve as executive officers of the Travelocity.com Partnership. Under the management services agreement, Travelocity Holdings will supply the services of the executive officers of the Travelocity.com Partnership. In addition, Travelocity Holdings will have the right to designate the Travelocity.com Partnership's executive officers, subject to the approval of the Travelocity.com Partnership's board of directors. We anticipate that Travelocity Holdings will employ and pay the senior executive officers of the Travelocity.com Partnership under the management services agreement. In addition, Travelocity Holdings will employ approximately ten other employees of the Travelocity.com Business. For a description of the management services agreement, see "Material Terms of Related Agreements -- Management Services Agreement" on page 89.

NONCOMPETITION AGREEMENT

     Sabre will enter into a noncompetition agreement with Travelocity.com Inc. and the Travelocity.com Partnership. The noncompetition agreement generally prohibits Sabre, subject to certain exceptions, from competing with the Travelocity.com Business in the consumer-direct real-time travel reservations, service and content business through the Internet for two years after the merger. In addition, Sabre is prohibited from owning 20% or more of the stock of any company over which Sabre has effective control if the company competes with the Travelocity.com Business in the consumer-direct real-time travel reservations, services and content business through the Internet unless Sabre uses reasonable efforts to divest itself of the competing portion of the business within one year. Despite the noncompetition agreement, Sabre may continue to offer travel related reservations, services and content through and to travel agencies, corporations and travel suppliers through which such entities enable consumers to book reservations through the Internet.

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

CONFLICT OF INTEREST ARRANGEMENTS

     Because Sabre will control Travelocity.com Inc. and the Travelocity.com Partnership, conflicts of interest may arise between Sabre and the two companies in a variety of areas. These areas include potential competitive activities and potential issues arising from the agreements between the Travelocity.com Partnership and Sabre in connection with the separation of the Travelocity Division from Sabre and the combination of the Travelocity Division and Preview Travel. For a description of those agreements, see "Material Terms of Related Agreements" on page 87.

     Travelocity.com Inc.'s and the Travelocity.com Partnership's governing documents will contain policies addressing these potential conflicts. These policies will cover conflicts of interest between:

     - Sabre and entities in which Sabre beneficially owns 50% or more of the outstanding voting power, other than Travelocity Holdings, Travelocity.com Inc. and the Travelocity.com Partnership, on the one hand; and

     - Travelocity.com Inc., the Travelocity.com Partnership, and entities in which they beneficially own 50% or more of the outstanding voting power on the other.

  Conflict of Interest Policies

     The conflict of interest policies will apply to transactions between Travelocity.com Inc. or the Travelocity.com Partnership and any of the following parties:

     - Sabre;

     - Sabre's customers or suppliers;

     - other business entities in which any director of Travelocity.com Inc. or the Travelocity.com Partnership has a financial interest;

     - the directors and officers of business entities in which any director of Travelocity.com Inc. or the Travelocity.com Partnership has a financial interest; and

     - Travelocity.com Inc.'s and the Travelocity.com Partnership's officers and directors.

     The policy will provide that if a transaction between one of these parties and Travelocity.com Inc. or the Travelocity.com Partnership is approved in compliance with any of the procedures listed below then the directors and officers of Travelocity.com Inc. will be deemed to have satisfied their fiduciary duties:

     - the transaction's material facts are disclosed to Travelocity.com Inc.'s or the Travelocity.com Partnership's board or board committee, and the transaction is approved by a majority of the disinterested directors on the board or the committee;

     - the transaction's material facts are disclosed to the stockholders (or the partners), and the transaction is approved by a majority of voting power (excluding votes controlled by Sabre or a related entity);

     - the transaction is completed according to guidelines approved by a majority of the disinterested directors on Travelocity.com Inc.'s or the Travelocity.com Partnership's board, or board committee, or by a majority of voting power (excluding votes controlled by Sabre or a related entity) after the transaction's material facts are disclosed; or

     - the transaction is fair to Travelocity.com Inc. or the Travelocity.com Partnership when approved by the board, board committee, stockholders or partners, as relevant.

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

     If these policies are followed, the directors and officers of Travelocity.com Inc. or the Travelocity.com Partnership shall be deemed, with respect to the transaction:

     - to have satisfied any fiduciary duty he or she may have to Travelocity.com Inc. and its stockholders or the Travelocity.com Partnership;

     - not to be liable to Travelocity.com Inc. or its stockholders or the Travelocity.com Partnership for breach of fiduciary duty;

     - to have acted in good faith, not opposed to Travelocity.com Inc.'s or the Travelocity.com Partnership's best interests, and in a manner entirely fair to Travelocity.com Inc., its stockholders and the Travelocity.com Partnership;

     - not to have breached any duty of loyalty to Travelocity.com Inc., its stockholders or the Travelocity.com Partnership; and

     - not to have derived any improper benefit.

     Travelocity.com Inc. and the Travelocity.com Partnership will not be required to follow these policies. If Travelocity.com Inc. and the Travelocity.com Partnership do not follow these policies, the duties of their respective board of directors and officers will be governed by relevant law.

  Business Opportunity Policies

     A potential transaction or matter that may be a business opportunity for both Sabre and the Travelocity.com Business may also create conflicts between Sabre and Travelocity.com Inc. or the Travelocity.com Partnership. These conflicts may arise where a director, officer, or employee of Travelocity.com Inc. or the Travelocity.com Partnership who also serves as a director, officer or employee of Sabre learns of a potential transaction or matter that may be a business opportunity for both the Travelocity.com Business and Sabre. These conflicts may also arise because Sabre is permitted to:

     - engage in the same or similar business as the Travelocity.com Business, after the term of the noncompetition agreement;

     - do business with any potential or actual client, customer or supplier of the Travelocity.com Business; and

     - employ any officer or employee of Travelocity Holdings, Travelocity.com Inc. or the Travelocity.com Partnership.

     The business opportunities that may be allocated to the Travelocity.com Business are business opportunities that it is financially able to undertake and are in its line of business or a reasonable expansion of that line of business.

     The policies contained in Travelocity.com Inc.'s and the Travelocity.com Partnership's governing documents will provide that if an opportunity is allocated as described below, then the directors, officers and employees of Travelocity.com Inc. and the Travelocity.com Partnership shall be deemed:

     - to have satisfied any fiduciary duty he or she may have to Travelocity.com Inc. and its stockholders or the Travelocity.com Partnership;

     - not to be liable to Travelocity.com Inc. or its stockholders or the Travelocity.com Partnership for breach of fiduciary duty because of failure to communicate the business opportunity to Travelocity.com Inc. or the Travelocity.com Partnership or for directing the business opportunity to another person;

     - to have acted in good faith, not opposed to Travelocity.com Inc.'s or the Travelocity.com Partnership's best interests, and in a manner entirely fair to Travelocity.com Inc., its stockholders and the Travelocity.com Partnership;

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

     - to have not breached any duty of loyalty to Travelocity.com Inc., its stockholders or the Travelocity.com Partnership; and

     - to have not derived any improper benefit.

     When an opportunity is presented to an officer or director in his or her designated capacity with Travelocity.com Inc., the Travelocity.com Partnership or Sabre, the opportunity will be allocated to the company so designated. Otherwise, business opportunities will be allocated as described below.

 IF THE PERSON'S POSITION WITH
  TRAVELOCITY.COM INC. OR THE           AND THE PERSON'S              THEN THE OPPORTUNITY
TRAVELOCITY.COM PARTNERSHIP IS:      POSITION WITH SABRE IS:          WILL BE ALLOCATED TO:
-------------------------------   -----------------------------   -----------------------------
officer/employee                  director                        the Travelocity.com Business
officer/employee and director     director                        the Travelocity.com Business
director                          officer/employee                Sabre
director                          officer/employee and director   Sabre
director                          director                        Sabre
officer/employee                  officer/employee                the company to which the
                                                                  person devoted a majority of
                                                                  time over the last six months
officer/employee and director     officer/employee and director   Sabre
officer/employee                  officer/employee and director   Sabre
officer/employee and director     officer/employee                the Travelocity.com Business*

---------------

* If the person serves as a director of Travelocity Holdings but not of Travelocity.com Inc. or the Travelocity.com Partnership, then the opportunity will be allocated to Sabre.

     If the party does not act within a reasonable time period or pursue the opportunity diligently and in good faith, the other party may pursue the opportunity or direct it to a third party. Either party may waive a business opportunity in writing, in which case the other party may pursue the opportunity. Business opportunities allocated to the Travelocity.com Business will not be deemed to belong to Travelocity Holdings or any subsidiary of Travelocity Holdings.

     Travelocity.com Inc. and the Travelocity.com Partnership will not be required to follow these policies. If Travelocity.com Inc. and the Travelocity.com Partnership do not follow these policies, the duties of their respective board of directors and officers will be governed by relevant law.

  Independent Director Approval

     In addition to the conflict of interest arrangements described above, for two years after the merger, a majority of directors, including at least one independent director of the Travelocity.com Partnership or Travelocity.com Inc., as appropriate, must approve any transaction with:

     - Sabre or a Sabre affiliate, or

     - any material customer or supplier of Sabre or a Sabre affiliate.

     Alternatively, the transaction may be effected in accordance with guidelines approved by a majority of the independent directors. This requirement will apply, for example, to any amendment or waiver under any of the agreements related to the separation of the Travelocity Division from Sabre, including the noncompetition agreement.

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

                      MATERIAL TERMS OF RELATED AGREEMENTS

     Travelocity.com Inc. and the Travelocity.com Partnership will enter into several agreements as a result of the separation of the Travelocity Division from Sabre, and the combination of the Travelocity Division and Preview Travel in a holding company/partnership structure.

PARTNERSHIP AGREEMENT

     Travelocity.com LP is a Delaware limited partnership. Applicable Delaware law and the Travelocity.com partnership agreement govern its operations. The Travelocity.com Partnership will own the combined Travelocity Division and Preview Travel business, and have full power and authority to operate the Travelocity.com Business.

  Partners

     The partners in the Travelocity.com Partnership are:

     - Travelocity.com Inc. and its wholly-owned subsidiary, Travelocity.com LP Sub, Inc., and

     - Sabre and its wholly-owned subsidiaries Travelocity Holdings and TSGL Holding (we refer to these companies as the "Sabre Partners").

     The general partners are Travelocity.com Inc. and Travelocity Holdings. The other partners are limited partners.

  Partnership Units Equivalent to Travelocity.com Inc.'s Common Stock

     We intend that one partnership unit will be equivalent to one share of Travelocity.com Inc.'s common stock. For this reason, the partnership agreement provides that when Travelocity.com Inc. issues new common shares, the Travelocity.com Partnership will issue additional partnership units to Travelocity.com Inc., and when Travelocity.com Inc. acquires its own common shares, it will return the same number of partnership units to the Travelocity.com Partnership.

     To enable the Sabre Partners to maintain their proportionate interest in the Travelocity.com Partnership, Travelocity Holdings will have the right to contribute cash or property to the Travelocity.com Partnership in exchange for partnership units when the Travelocity.com Partnership issues additional partnership units to Travelocity.com Inc. because Travelocity.com Inc. is issuing new shares of common stock. However, the Sabre Partners will not have this right when Travelocity.com Inc. issues its common stock to employees upon the exercise of stock options. The Sabre Partners' equity interest in the Travelocity.com Partnership, and the equity interest of Travelocity.com Inc.'s public stockholders, will be diluted in that case. For a description of the relationship between the Travelocity.com Partnership and Travelocity Holdings under the management services agreement, see "-- Management Services Agreement" on page 89.

  Special Majority Approval Rights

     As long as the Sabre Partners own 30% or more of the partnership units, a special majority of the Travelocity.com Partnership's board, including at least one director designated by Travelocity.com Inc. and one director designated by Travelocity Holdings, must approve any action:

     - to admit a new partner;

     - to consolidate or merge the Travelocity.com Partnership with another entity;

     - to liquidate or dissolve the Travelocity.com Partnership, initiate bankruptcy proceedings, or dispose of substantially all of the Travelocity.com Partnership's assets;

     - to enter into any line of business other than providing consumer-direct travel content, travel reservation services and related goods and services through Internet Web sites;
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

     - to issue, directly or indirectly, any partnership units other than as the Travelocity.com partnership agreement expressly permits; or

     - to make distributions of cash or property to partners, or acquire partnership interests, except as the Travelocity.com partnership agreement expressly permits.

  Indemnification of Directors and General Partners

     The Travelocity.com partnership agreement states that the directors and the general partners (Travelocity.com Inc. and Travelocity Holdings) will not be liable for monetary damages to the Travelocity.com Partnership or the partners which result from their errors in judgment, mistaken acts or omissions, unless a director or general partner commits fraud or willful misconduct or participates in any transaction from which the director or general partner derived an improper personal benefit.

  Partners' Accounts and Distributions

     The partnership agreement contains customary provisions regarding the partners' capital accounts, the allocation of profits and losses, and distributions to the partners. The Travelocity.com Partnership must reimburse Travelocity.com Inc. for all of its expenses, including those relating to operating as a public company, such as legal and accounting fees, filing fees, printing costs, etc. The Travelocity.com Partnership will make distributions to the partners so they may pay any taxes they incur in connection with the Travelocity.com Partnership. As the tax matters partner, Travelocity Holdings will make tax elections for the Travelocity.com Partnership and cause the Travelocity.com Partnership to prepare tax returns.

     As of September 30, 1999, Preview Travel had a net operating loss carry-forward for federal income tax purposes of $77.1 million. The Travelocity.com partnership agreement provides that Travelocity.com Inc. must contribute to the Travelocity.com Partnership the tax benefit that Travelocity.com Inc. realizes from net operating loss deductions inherited from Preview Travel in the merger. As a result, the partners will share the benefit associated with Preview Travel's losses in proportion to their ownership of the Travelocity.com Partnership. In addition, the partnership agreement provides that Travelocity.com Inc. must make additional contributions to the Travelocity.com Partnership if Travelocity.com Inc. receives tax benefits attributable to its share of the Travelocity.com Partnership's losses.

  Transfer of Partnership Units

     Except as described below, the partners may not transfer partnership units, except to their affiliates. The following transfers are permitted:

     - the Sabre Partners may exchange partnership units and the same number of shares of Travelocity.com Inc.'s Series A Preferred Stock for Travelocity.com Inc.'s newly-issued common stock on a one-for-one basis -- that is one partnership unit and one share of Series A Preferred Stock may be exchanged for one share of Travelocity.com Inc.'s newly-issued common stock; and

     - if Travelocity.com Inc. merges with another Sabre Partner to facilitate distribution of Sabre's interest in the Travelocity.com Partnership to Sabre's stockholders on a tax free basis, the Sabre Partners may exchange:

      - all of their partnership units, Series A Preferred Stock in Travelocity.com Inc., common stock in Travelocity.com Inc. and, in specified circumstances, cash,

      for

      - a number of shares of Travelocity.com Inc.'s Class B Common Stock equal to the total number of partnership units and shares of Travelocity.com Inc.'s common stock that the Sabre Partners held before the exchange.

     If AMR holds more than 80% of the outstanding voting power for directors of Sabre Holdings Corporation, a portion of the shares that the Sabre Partners will receive in the exchange will be shares of

Travelocity.com Inc.'s common stock rather than shares of Travelocity.com Inc.'s Class B Common Stock. For a description of the terms of the Class B Common Stock, see "Description of Travelocity.com Inc.'s Capital Stock -- Class B Common Stock" on page 129.

  Dissolution of the Travelocity.com Partnership

     The Travelocity.com Partnership will dissolve if it disposes of substantially all of its assets, or if Travelocity.com Inc. and Travelocity Holdings both consent to the dissolution. The Travelocity.com partnership agreement contains customary provisions for the payment, on dissolution, of the Travelocity.com Partnership's debts, and the distribution of its assets to the partners.

MANAGEMENT SERVICES AGREEMENT

     In connection with the merger, Travelocity Holdings and the Travelocity.com Partnership will enter into a management services agreement under which Travelocity Holdings will supervise and manage the day-to-day operations of the Travelocity.com Partnership, subject to the direction and oversight of the board of directors of the Travelocity.com Partnership. As the Travelocity.com Partnership's agent, Travelocity Holdings will act for the Travelocity.com Partnership with respect to the management of the Travelocity.com Partnership's operations, personnel, maintenance of accounting records, and execution and performance of contracts and licenses, among other responsibilities. Travelocity Holdings will not have the authority to act for the Travelocity.com Partnership with respect to any agreement or transaction between the Travelocity.com Partnership and Travelocity Holdings or any of its affiliates. In addition, Travelocity Holdings will not have the authority to approve on the Travelocity.com Partnership's behalf any decisions that would require a special majority vote under the partnership agreement. Travelocity Holdings will agree not to directly or indirectly conduct any business other than in connection with the ownership, acquisition and disposition of interests in the Travelocity.com Partnership and Travelocity.com Inc., and the management of the Travelocity.com Partnership's day-to-day operations.

     Travelocity Holdings will designate the executive officers of the Travelocity.com Partnership, subject to the approval of the Travelocity.com Partnership's board of directors. We anticipate that Travelocity Holdings will employ and pay the senior executive officers of the Travelocity.com Business and approximately ten other persons, and that the Travelocity.com Partnership will employ the other employees of the Travelocity.com Business.

     The Travelocity.com Partnership will pay Travelocity Holdings a fee equal to its costs and expenses in performing services under the management services agreement, including executive salaries, increased by 5%. The Travelocity.com Partnership will also grant Travelocity Holdings options to acquire Travelocity.com Inc.'s common stock so that Travelocity Holdings may concurrently grant options to acquire Travelocity.com Inc.'s common stock to Travelocity Holdings employees. When these options are exercised, Travelocity.com Inc. will issue shares of its common stock and receive additional partnership units. This will dilute Sabre's interest in the Travelocity.com Partnership and Travelocity.com Inc.'s public stockholders' interest in the Travelocity.com Partnership.

     The parties will indemnify each other for losses resulting from their breach of the management services agreement. Travelocity Holdings will indemnify the Travelocity.com Partnership for losses resulting from its gross negligence or willful misconduct.

     The management services agreement will terminate:

     - by the mutual consent of the parties;

     - when the Travelocity.com Partnership is dissolved;

     - if one party breaches the agreement and the other party elects to terminate; or

     - if Sabre Partners own less than 35% of the Travelocity.com Partnership and Travelocity Holdings or the Travelocity.com Partnership elects to terminate.

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

CONTRIBUTION AGREEMENTS

     Immediately prior to the merger, the Travelocity.com Partnership will enter into contribution agreements with Sabre and TSGL Holding, Inc., a Sabre subsidiary. TSGL Holding owns the trademarks used in the Travelocity Division business.

     Sabre will contribute to the Travelocity.com Partnership specified assets used in the Travelocity Division and $50 million in cash. Sabre will also transfer to the Travelocity.com Partnership all liabilities related to the contributed assets, except for specific obligations the parties identify. Sabre will represent that it is assigning all of the assets necessary to operate the Travelocity Division, but will not make any other representation concerning the assets. TSGL Holding will assign some of its intellectual property rights and related liabilities to the Travelocity.com Partnership. TSGL Holding will not make any representation regarding the assigned intellectual property.

     Immediately after the merger, the Travelocity.com Partnership and Travelocity.com Inc. will enter into a contribution agreement and Travelocity.com Inc. will assign all of Preview Travel's assets and liabilities it receives in the merger to the Travelocity.com Partnership. However, Sabre, Preview Travel and Travelocity.com Inc. may need the consent of third parties, including travel suppliers, in order to transfer some assets. We intend to seek these consents, as soon as practicable after the merger. We cannot assure you that we will be able to obtain these consents on satisfactory terms or at all. Travelocity.com Inc. will not make any representation or warranty with respect to these assets.

REGISTRATION RIGHTS AGREEMENT

     Travelocity.com Inc. will enter into a registration rights agreement with Sabre relating to the registration of all Travelocity.com Inc.'s common stock that Sabre and its affiliates hold or acquire.

     Under this agreement, Sabre will have the right to require Travelocity.com Inc. to use its best efforts to register under the Securities Act of 1933, as amended, all shares of Travelocity.com Inc.'s common stock Sabre holds, including common stock Sabre receives on the conversion of the Series A Preferred Stock, or on the exchange of partnership units owned by Sabre and its affiliates. Travelocity.com Inc. will not be required to effect more than one demand registration in any 12-month period. Sabre will also have the right to participate, or piggy-back, in equity offerings initiated by Travelocity.com Inc., subject to reduction of the size of the offering on the advice of the managing underwriter. Sabre will pay all expenses relating to the demand registration requests under the agreement, and Travelocity.com Inc. will pay all expenses relating to piggy-back registrations under the agreement. In either case, Sabre will be responsible for underwriters' discounts and selling commissions with respect to the sale of the shares Sabre owns and the fees and expenses of its counsel in connection with each registration.

INTERCOMPANY AGREEMENTS

     The Travelocity.com Partnership intends to enter into a number of other agreements with Sabre and its subsidiaries in order to separate the Travelocity Division from Sabre and to facilitate the Travelocity.com Partnership's operation of the Travelocity Division after the separation. The most significant of these agreements are described below. Although the parties intend that the terms of these agreements will be consistent with current market standards, because Sabre controls Travelocity.com Inc. and the Travelocity.com Partnership, the agreements have not been negotiated on an arm's-length basis. We cannot assure you that the Travelocity.com Partnership would not have received more favorable terms from an unaffiliated party. In addition to the terms summarized below, the agreements include provisions for early termination, confidentiality, indemnification, limitation of liability and other terms and conditions.

  Access Agreement

     The Travelocity.com Partnership and Sabre intend to enter into an access agreement for the provision of booking services and travel content to the Travelocity.com Partnership. The expected terms of this agreement are summarized below.

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

     The agreement will generally restrict the Travelocity.com Partnership's use of specified booking services that compete with Sabre's services. The agreement will require the Travelocity.com Partnership to use the Sabre system, in any particular year, for a number of bookings that is at least equal to a specified percentage of its total bookings during the prior year. If the Travelocity.com Partnership fails to meet this minimum booking threshold it will have to pay Sabre liquidated damages. In addition, the Travelocity.com Partnership must use its reasonable efforts to maintain a system on the Travelocity.com Partnership's Web site that enables referrals of bookings for ticketing by Sabre agencies. The parties will renegotiate the Travelocity.com Partnership's obligation to maintain this referral system every four years.

     Sabre will pay fees to the Travelocity.com Partnership based on:

     - the gross number of travel segments that are booked through the Travelocity.com Partnership in the Sabre system, and

     - the gross number of passenger name records in the Sabre system which originate through the Travelocity.com Partnership and are referred to a Sabre travel agency for ticketing.

     Sabre will also pay fees to the Travelocity.com Partnership for additional marketing obligations undertaken by the Travelocity.com Partnership. The Travelocity.com Partnership will pay fees to Sabre based on the Travelocity.com Partnership's use of messages and terminal addresses in the Sabre system. The pricing structure will be open for negotiation every four years, within parameters appropriate for Sabre customers of similar size, configuration and business activity to the Travelocity.com Partnership and other relevant market comparisons.

     The Travelocity.com Partnership will assume Sabre's obligations and benefits relating to the exclusive marketing rights, sharing of revenues, and licensing of technology as provided in two agreements between Sabre and Abacus.

     The term of the agreement will be 15 years, although the Travelocity.com Partnership may terminate the agreement earlier if Sabre fails to remain one of the four largest global distribution systems in the North American market, as determined by the number of air travel bookings in North America.

  Technology Services Agreement

     The Travelocity.com Partnership intends to enter into a technology services agreement with Sabre for the provision of certain base services, including desktop, voice and data management services, Web hosting services, and Sabre development services relating to its global distribution system. The agreement also covers nonvariable services which Sabre may provide at the Travelocity.com Partnership's request. Sabre's charges for technology services may be reset annually, based on current market rates. Sabre will have the exclusive right to provide the base services, and specified variable services. The Travelocity.com Partnership may have Sabre provide technology services with respect to the current Preview Travel operations. The Travelocity.com Partnership intends to do most of its own web development. We expect this agreement to cover the following areas on the terms discussed below.

     - Desktop. For one year, Sabre will provide to the Travelocity.com Partnership's office employees standard desktop services such as the servicing of software, hardware, and notebook computers, and other desktop tools and functions. The Travelocity.com Partnership may terminate the desktop services provision of this agreement on 60 days' notice. Desktop services are priced on a per-device and per-function basis. If, prior to the merger closing, the Travelocity.com Partnership determines not to receive these services from Sabre, these services will not be covered under this agreement.

     - Data and Voice Management. For three years, Sabre will provide standard data and voice management services including management of a domestic data network, custom data network, remote connectivity, inbound/outbound voice, voicemail and 800 services, among others. Data and voice management services generally are priced as a pass-through of charges assessed by third party network providers, together with a management fee payable to Sabre.

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

     - Web Hosting. The Web hosting services are divided into standard and optional services. The standard Web hosting services include Web Internet access, data center and systems monitoring, and back-up services. The optional Web hosting services include premium capacity planning, hardware and software, asset management, technical consulting and change management. Sabre will provide these services for an initial term of six months, after which the Travelocity.com Partnership may terminate the services or renew them for one six month term, during which either party may cancel the services with 90 days' notice. If the Travelocity.com Partnership elects to use a third party for this service, the Travelocity.com Partnership will have to relocate its hardware and infrastructure from Sabre's Tulsa facility. Web hosting services are priced based on several factors including data center floor space utilization, number of servers operated and monitored, number of network devices, service functions, and other variable service charges.

     - Development. The Travelocity.com Partnership will purchase systems development resources relating to the Sabre(R) system from Sabre and Sabre will provide related development services based on rolling annual development requirements and project plans. In addition, each party must allow the other party to bid for specified development projects of the other party which are subject to bids, requests for proposals or other competitive offer processes. The parties will establish guidelines to protect and, in some cases, license and sublicense the intellectual property developed through the provision of development services by Sabre or by the Travelocity.com Partnership or through the joint development of a project by Sabre and the Travelocity.com Partnership. The development services provision will last for a period of 15 years.

  Intellectual Property Agreement

     Sabre and the Travelocity.com Partnership intend to execute an intellectual property agreement, in which the rights granted and restrictions imposed on both parties with respect to the pool of intellectual property subject to the agreement will continue in perpetuity. Each party will agree, for a period of 15 years starting on the closing of the merger, to contribute any new intellectual property that has application in the other party's business, whether developed internally or acquired from a third party, to the pool of intellectual property that will be freely and irrevocably available for use by the other in its own business. The obligation of both parties to contribute newly acquired or developed intellectual property to the pool:

     - will automatically terminate in the event that Sabre no longer possesses at least 20% of the Travelocity.com Partnership units or otherwise no longer has control of the Travelocity.com Partnership;

     - may be terminated by the Travelocity.com Partnership if, after expiration of the two-year non-competition agreement, described above, Sabre enters into a business that would have been subject to the non-competition restriction; and

     - may be terminated by Sabre if the Travelocity.com Business enters into the business of distributing travel inventory directly to travel agents or corporations or travel technology to any travel industry suppliers.

     The agreement imposes no restrictions on a party's ability to license its own intellectual property, except that certain intellectual property paid for by the other party at specified rates may not be licensed to the other party's competitors. Each party also may grant sublicenses under the other party's pool intellectual property, but only to third parties who are not competitors of the other party. Except under specific circumstances, neither party will be subject to any licensing fee or royalty payment in connection with its use or permitted sublicensing of the other party's intellectual property contributed to the pool.

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

  Other Intercompany Agreements

     Sabre and the Travelocity.com Partnership anticipate that they will enter into the following agreements:

     - Facilities Agreement. Sabre intends to lease two premises to the Travelocity.com Partnership for an initial term of one year with automatic renewal. The Travelocity.com Partnership may terminate the entire lease agreement on 60 days' notice and Sabre may terminate the agreement on one year's notice. If, prior to the merger closing, the Travelocity.com Partnership finds alternative premises, it may not lease these premises from Sabre.

     - Administrative Services Agreement. Sabre will offer and provide administrative services to the Travelocity.com Partnership for a term of 15 years. The administrative services agreement categorizes the services as optional administrative services, such as human resources administration, legal, finance, accounting, facilities, corporate travel, and executive support, and required services, such as tax administration and human resources compliance service. Generally, any optional administrative service may be terminated by either party on six months' notice, effective as of June 1 or December 1 of the applicable calendar year. Most of the optional services will be provided at Sabre's cost plus a 10% margin and the required services will be provided at Sabre's cost.

     - Cash and Short-Term Investments Agreement. Sabre will act as, or outsource the function of, an investment adviser to manage and supervise assets, including cash and marketable securities, and employee benefit plan assets, which the Travelocity.com Partnership wishes to invest. The agreement may be terminated by either party, with or without cause, upon sixty days' notice. The Travelocity.com Partnership will pay market rates for the investment services as determined by Sabre, except for services passed through at Sabre's cost from AMR Investment Services, Inc., a wholly-owned subsidiary of AMR.

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

               MANAGEMENT OF TRAVELOCITY.COM FOLLOWING THE MERGER

EXECUTIVE OFFICERS AND DIRECTORS

     Initially and for the foreseeable future, Travelocity.com Inc.'s board of directors and the Travelocity.com Partnership board of directors will be identical, and will each consist of nine members. The board of directors of each of Travelocity.com Inc. and the Travelocity.com Partnership will control the appointment of their respective executive officers. The executive officers will serve at the discretion of the board of directors which appointed them. Initially and for the foreseeable future, the executive officers of Travelocity.com Inc. and the Travelocity.com Partnership will be identical.

     We have listed below biographical information for each person who is expected to be a director or executive officer as of completion of the merger, and the term of office to be served by each director. We also are engaged in an active search for, and intend to name, a Chief Financial Officer and the remaining executive officers in the near future. Mr. Jackson would resign as Acting Chief Financial Officer at that time.

                                              POSITION AT TRAVELOCITY.COM INC. AND THE
NAME                              AGE                TRAVELOCITY.COM PARTNERSHIP
----                              ---         ----------------------------------------
Terrell B. Jones................  51    President and Chief Executive Officer and Director
                                          whose term expires in 2002
James D. Marsicano..............  56    Executive Vice President of Sales and Service
Andrew B. Steinberg.............  41    Executive Vice President Administration, General
                                          Counsel and Corporate Secretary
Jeffery M. Jackson..............  44    Acting Chief Financial Officer and Director whose
                                          term expires in 2001
William J. Hannigan.............  40    Chairman of the Board, whose term expires in 2003
James J. Hornthal...............  45    Vice-Chairman of the Board, whose term expires in
                                          2001
Bradford J. Boston..............  45    Director whose term expires in 2002
Paul C. Ely, Jr.................  67    Director whose term expires in 2001
Glenn W. Marschel, Jr...........  52    Director whose term expires in 2002

     In addition, we expect that Michael A. Buckman will be named to the boards of directors of Travelocity.com Inc. and the Travelocity.com Partnership on April 1, 2000. We expect that his term will expire in 2003. We intend to designate the ninth director prior to the merger closing.

     Terrell B. Jones has served as President and Chief Executive Officer of Travelocity.com Inc. and the Travelocity.com Partnership since September 30, 1999. From May 1999 until September 1999, Mr. Jones served as Executive Vice President, Travelocity Division of Sabre Holdings Corporation, and President of Sabre Inc.'s Travelocity Division. From July 1996 until October 1999, Mr. Jones served as Senior Vice President -- Sabre Interactive and Chief Information Officer at Sabre Holdings Corporation and President -- Sabre Interactive and Chief Information Officer at Sabre Inc. From 1993 to 1996, Mr. Jones served as President -- Sabre Computer Services, a division of The Sabre Group, and from 1995 to 1996, Mr. Jones served as President -- Sabre Interactive, a division of The Sabre Group. Mr. Jones is also a director of Entrust Technologies Inc., a digital security company.

     James D. Marsicano has served as Executive Vice President of Sales and Service of Travelocity.com Inc. and the Travelocity.com Partnership since September 30, 1999. From July 1996 to September 1999, Mr. Marsicano served as Senior Vice President and General Manager of Sabre's Travelocity Division. From 1992 to July 1996, Mr. Marsicano served as the Managing Director of Commercial Sales at American Airlines.

     Jeffery M. Jackson has served as Acting Chief Financial Officer of Travelocity.com Inc. and the Travelocity.com Partnership since January 2000, and as Executive Vice President and Chief Financial Officer of Sabre since August 1998. Prior to joining Sabre, he served as Vice President and Controller for American Airlines from January 1998 to August 1998, and Vice
President -- Corporate Development and

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

Treasurer for American Airlines from 1995 to 1998, and Vice President and Treasurer for American Airlines from 1992 to 1995.

     Andrew B. Steinberg, will serve as Executive Vice President Administration, General Counsel and Corporate Secretary of Travelocity.com Inc. and the Travelocity.com Partnership following the closing of the merger. From October 1996, Mr. Steinberg has served as Executive Vice President, General Counsel and Corporate Secretary of Sabre Holdings Corporation. Mr. Steinberg previously served as associate general counsel for American Airlines. Prior to joining American Airlines in 1990, Mr. Steinberg was a litigation attorney with the law firm of Gibson, Dunn & Crutcher.

     Bradford J. Boston has served as Executive Vice President -- Product Development and Delivery of Sabre since July 1997. Previously he served as Senior Vice President and President -- Sabre Computer Services from June 1996 to July 1997. Prior to joining Sabre, he served as Senior Vice President for American Express Travel Related Services, a travel services company, from 1994 to 1996, Senior Vice President for Visa International, a credit card provider, from 1993 to 1994, and Vice President for United Airlines/Covia Partnership, an airline company, from 1991 to 1993.

     Paul C. Ely, Jr. has served as President of Santa Cruz Yachts, a yacht manufacturer in Santa Cruz, California, since 1995, and is a former General Partner of Alpha Partners, a venture capital firm located in Menlo Park, California. He is also a former Executive Vice President and a former director of Hewlett-Packard Company, where he served from 1962 to 1984. He is a director of Sabre Holdings Corporation, Parker Hannifin Corporation, a manufacturer of motion control products, and Tektronix, Inc, a provider of measurement, color printing and video and networking products.

     William J. Hannigan was named Chief Executive Officer and President of Sabre in December 1999. Prior to his appointment, he served as President of Global Markets for SBC Communications Inc., a telecommunications company, since 1996. Prior to SBC, Mr. Hannigan spent 13 years at Sprint Corporation, also a telecommunications company. He is also a director of Sabre Holdings Corporation.

     James J. Hornthal founded Preview Travel in 1985 and has served as its Chairman since inception. Mr. Hornthal also served as President of Preview Travel until April 1994 and as Chief Executive Officer until June 1997. Prior to starting Preview Travel, Mr. Hornthal was a General Partner at Oak Grove Ventures, a venture capital firm, and a Consultant for The Boston Consulting Group, a management consulting firm. Mr. Hornthal is the co-chairman and a director of HealthCentral.com, an online provider of healthcare content and electronic commerce, and is a director of several other private companies.

     Glenn W. Marschel, Jr. has served as Chief Executive Officer and Co-Chairman of the Board of Faroudja, Inc., a video processing technology firm in Sunnyvale, California, since October 1988, and as Executive Chairman of Additech, Inc., a petrochemicals company located in Houston, Texas, since October 1997. He is also the former President and CEO of Paging Network, Inc., a telecommunications company, and the former Vice Chairman of First Financial Management Corporation, a credit card processing firm. Mr. Marschel is also the former Group President of Automatic Data Processing, an information systems company. He is also a director of Sabre Holdings Corporation.

     Michael A. Buckman has been President and Chief Operating Officer of homestore.com, an online real estate services company, since 1996. Prior to joining homestore.com, Mr. Buckman served as Chief Executive Officer for Worldspan Travel Information Services, a worldwide travel reservation and airline support services organization, since June 1995. From January 1992 to June 1995, Mr. Buckman was Executive Vice President of American Express Company, a financial services firm. Prior to American Express, he was Chief Operating Officer of Lifeco Service Corporation, a travel services company, Vice President of Sales at American Airlines, and President of the Sabre Travel Information Network, a travel distribution company.

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

COMPENSATION OF DIRECTORS

     All directors will be reimbursed for reasonable travel expenses related to attendance at board and committee meetings. Only those directors who are not employees of Sabre, Travelocity.com Inc., the Travelocity.com Partnership, or Travelocity Holdings will receive the following stock option grants:

     - upon election to the Travelocity.com Inc. board of directors, an option to purchase 20,000 shares of Travelocity.com Inc. common stock under the Travelocity.com LP 1999 Long-Term Incentive Plan. The options will not be incentive stock options qualified under the Internal Revenue Code. The board of directors may increase any initial grant in its discretion on a case by case basis; and

     - on the date of each annual stockholders meeting if, on the date of the meeting, the director has served on the Travelocity.com Inc. board of directors for at least six months, an option to purchase 5,000 shares of Travelocity.com Inc. common stock.

     Options granted to nonemployee directors will have an exercise price equal to the fair market value of the underlying Travelocity.com Inc. common stock on the grant date, will have a ten year term and will fully vest one year after the grant date. Directors who retire from the Travelocity.com Inc. board after 5 years of service or reaching age 65 may exercise their options for 12 months after retirement. Prior service with Sabre, Preview Travel or any of their affiliates as a director or employee will count towards the service requirement.

     Other than expense reimbursements, no other compensation will be paid to directors for service on the board or on any board committee.

BOARD COMMITTEES

     Travelocity.com Inc.'s restated bylaws authorize the board of directors to authorize three committees: an executive committee, an audit committee and a compensation/nominating committee. After the merger, the board will appoint an audit committee and a compensation/nominating committee. In addition, Travelocity.com Inc.'s board of directors may from time to time designate one or more special committees, which shall have such duties and may exercise such powers as the board of directors grants to it.

     The executive committee may consist of four or more directors, including the chairman of the board and the chief executive officer, if he or she is a director. The executive committee may exercise all the powers and authority of the board of directors in the management of the business and affairs of Travelocity.com Inc., with the exception of such powers and authority as may be specifically reserved to the board by law or by board resolution.

     The audit committee will be composed of two or more independent directors. The audit committee will review and recommend to the board of directors the selection of independent auditors, the fees to be paid to such auditors, the adequacy of the audit and accounting procedures of Travelocity.com Inc. and such other matters as the board may specifically delegate to the audit committee. In addition, the audit committee shall meet with representatives of the independent auditors and with the financial officers of Travelocity.com Inc. separately or jointly.

     The compensation/nominating committee will be composed of three or more directors who are neither employees nor officers of Travelocity.com. The compensation/nominating committee will review and make recommendations with respect to the management remuneration policies of the Travelocity.com Business, including

     - salary rates and fringe benefits of elected officers,

     - other remuneration plans such as incentive compensation,

     - deferred compensation and stock option plans,

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

     - directors' compensation and benefits, and

     - such other matters as the board may specifically delegate to the committee. In addition, the compensation/nominating committee will make recommendations to the board concerning suitable candidates for election to the board, with respect to assignments to committees of the board and with respect to the promotions, changes and succession among the senior management of the Travelocity.com Business.

STOCK PLANS

     The Travelocity.com Partnership and Travelocity Holdings have adopted long-term incentive plans to attract, retain and motivate highly talented employees critical to the long-term growth and success of the Travelocity.com Business. The Travelocity.com Business operates in an extremely competitive Internet market. Travelocity Holdings and the Travelocity.com Partnership view the incentive plans as significant, critical elements of employees' total compensation package. Travelocity.com Inc. has reserved 7 million shares of its common stock, plus an additional 4% of the total outstanding shares as of January 1 of each of 2001, 2002, and 2003, for issuance under both plans. Travelocity Holdings and the Travelocity.com Partnership have similar plans, but the plans have separate share limits. The number of shares set forth below to be issued under each plan for converted options may vary depending on which employees are ultimately employed by Travelocity Holdings, and which employees are employed by the Travelocity.com Partnership, but the total aggregate number of shares issued under both plans upon conversion of the options will not change.

     Fifty percent of the unvested options to purchase Preview Travel common stock held by each optionee will vest immediately before completion of the merger. For employees who are former Preview Travel officers, the remaining unvested options will vest at the rate of 8.33% per month, so that all of the converted Preview Travel options will fully vest one year following the merger. In addition, if Travelocity Holdings or the Travelocity.com Partnership terminates any former Preview Travel officer without cause within one year after the merger, his or her remaining unvested options will immediately vest. For former Preview Travel employees who are not former Preview Travel officers, 50% of all unvested Preview Travel options will vest immediately before the merger. Vesting of the remaining unvested Preview Travel options will continue according to the original vesting schedule.

     If any Preview Travel options are incentive stock options under the Internal Revenue Code, then acceleration of vesting in the merger may cause such options to lose their status as incentive stock options, to the extent accelerated vesting causes any single person to become vested in options with a fair market value as of the date of grant in excess of $100,000 in underlying shares in any one year. All other incentive stock options shall cease to qualify for incentive stock option status 90 days after their conversion to options to purchase Travelocity.com Inc.'s common stock.

     Employees of Travelocity Holdings and the Travelocity.com Partnership who formerly were Sabre employees will have the right to elect whether to covert their unvested options to purchase Sabre Class A Common Stock to options to purchase shares of Travelocity.com Inc.'s common stock. Vested Sabre options will not convert, and will vest according to their original vesting schedule.

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

  Travelocity Holdings, Inc. 1999 Long-Term Incentive Plan

     Travelocity Holdings has adopted the Travelocity Holdings, Inc. 1999 Long-Term Incentive Plan, which provides for awards of options to purchase, or stock appreciation rights with respect to, shares of Travelocity.com Inc.'s common stock, to:

     - the employees, directors and consultants of Travelocity Holdings;

     - employees, directors and consultants of any other entity approved by the Travelocity Holdings board of directors in which Travelocity Holdings holds an interest of at least 20%;

     - employees, directors and consultants of any entity approved by the Travelocity Holdings board who holds an interest of at least 20% in Travelocity Holdings.

     Number of shares. Travelocity Holdings adopted the plan effective as of October 1, 1999, and it will continue in effect for ten years. The plan allows for grants of options or stock appreciation rights to purchase an aggregate of
4.5 million shares of Travelocity.com Inc.'s common stock. However, the total awards issued under the plan and the Travelocity.com LP 1999 Long-Term Incentive Plan may not exceed 7 million shares of Travelocity.com Inc.'s common stock. 456,400 option grants are currently outstanding under the plan. Twenty-five percent of these options will vest on the first anniversary of the date of grant, and the remainder will vest in equal increments over the following 36 months until fully vested on the fourth anniversary of grant. The options have an exercise price of $23 per share. Travelocity Holdings will also grant options to purchase shares of Travelocity.com Inc.'s common stock for converted Sabre and Preview Travel options.

     Travelocity Holdings will award its non-employee directors up to 20,000 nonqualified options when first appointed to the board of directors, and up to an additional 10,000 nonqualified options at each annual stockholders' meeting, provided the director has served at least six months from the initial date of grant.

     Beginning in 2001, the number of shares available for grant under the plan will increase each year for three years by a number of shares equal to 3% of the total number of shares of Travelocity.com Inc.'s stock outstanding. However, the total combined annual increase under the Travelocity Holdings plan and the Travelocity.com Partnership's Long-Term Incentive Plan may not exceed 4% of Travelocity.com Inc.'s total outstanding shares on the date of each increase. In addition, the number of shares available under the plan will increase over the entire term of the plan by the number of shares subject to any forfeited or expired awards, plus any shares withheld to pay the exercise price or taxes that arise upon exercise of an award.

     Plan administration. A committee consisting of at least two members of the Travelocity Holdings board of directors will administer the plan. However, the committee may need the approval of the full board of directors or compensation committee of Sabre or Travelocity.com Inc., in order to:

     - qualify awards as performance based compensation under the Internal Revenue Code,

     - authorize the issuance of Travelocity.com Inc.'s shares, and

     - exempt awards from the short-swing trading restrictions under the federal securities laws.

     Under the plan, the administration committee determines the employees eligible to receive awards under the plan and the provisions of the agreements governing the awards, including term, exercise price, and vesting schedule.

     The plan limits the number of shares that may be granted to any employee to 1 million per year. Although the plan permits the granting of incentive stock options under the Internal Revenue Code, none of the options awarded under the plan will qualify as incentive stock options. All awards granted under the plan will have a term of 10 years or less. The options will have a minimum exercise price of 100% of the fair market value of the underlying shares on the grant date, except that Travelocity Holdings may grant

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

options with a discounted exercise price to employees hired as a result of acquisitions or other business combinations, or as a result of a transfer from an affiliate of Travelocity Holdings.

     Holders of awards under the plan may generally not transfer the awards other than by will or the laws of descent and distribution, or pursuant to a domestic relations order. However, the administration committee may approve gift transfers to family members, family trusts, or other family controlled entities to the extent permitted by federal securities laws.

     The exercise price for an option and the withholding tax due upon exercise of an award may be paid:

     - in cash;

     - by delivery of previously owned shares held for at least six months (unless the administration committee permits otherwise);

     - a broker-assisted sale on the open market; or

     - any other method approved by the administration committee, including share withholding.

     A participant whose employment is terminated for cause would forfeit all outstanding awards under the plan. Upon a participant's death, any portion of an award that would have vested over the next 12 months shall immediately vest, and the participant's estate may exercise vested awards for 18 months following the participant's death. In the event of termination due to disability, any award will continue to vest for 12 months and the participant may exercise vested awards for 18 months from his termination of employment. Upon retirement, the participant may exercise vested awards for 12 months following his termination of employment. Upon termination for any other reason, a participant may exercise vested awards for a period of three months. The administration committee can determine that transferring employment to an affiliate of Travelocity Holdings does not constitute termination.

     Change in control. If a change in control occurs, the Travelocity Holdings board of directors, in its discretion, may:

     - provide for continuation of awards granted under the plan by substituting on an equitable basis for the outstanding awards either the consideration payable for the outstanding shares of common stock in connection with the transaction, or securities of any successor or acquiring entity;

     - upon written notice to the participants, provide that all awards will immediately vest and expire if not exercised within a reasonable period of time; or

     - terminate all awards in exchange for a cash payment per option equal to the difference between the fair market value of the underlying shares and the exercise price.

     If the board of directors chooses the first alternative, and terminates an employee for any reason other than cause within one year after a change in control, the employee's unvested awards will immediately vest. If the board of directors chooses the second or third alternatives, all unvested awards will immediately vest, unless the vesting would prevent a desired pooling of interest accounting treatment for the change in control transaction.

     Change in control definition. Under the plan, a change in control occurs if:

     - without the prior approval of Travelocity.com Inc.'s board of directors, and with specified exceptions, a person becomes the beneficial owner of Travelocity.com Inc.'s voting securities representing both:

      - 25% or more of the voting power of Travelocity.com Inc.'s then outstanding voting securities and

      - a percentage of the voting power of Travelocity.com Inc.'s then outstanding voting securities which is equal to or greater than the percentage of such voting securities owned by Sabre;

     - the sale of substantially all the assets of Travelocity.com Inc.;

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

     - a complete liquidation or dissolution of Travelocity.com Inc.; or

     - any other event which, in the opinion of Travelocity.com Inc.'s board of directors, is within the intent of the change in control definition, even if not strictly within the definition.

     A change in control also occurs if the members of Travelocity.com Inc.'s board of directors at the time of the merger cease to constitute a majority of Travelocity.com Inc.'s board of directors. However, any new director who is approved by the majority of the directors is considered as if he or she were a member of the original board of directors, unless his or her election occurs as a result of a board contest or proxy contest.

     A merger, consolidation, or similar reorganization of Travelocity.com Inc. is also a change in control, unless:

     - Travelocity.com Inc.'s stockholders continue to own at least 50% of the voting power in the surviving corporation, and

     - the members of Travelocity.com Inc.'s board of directors continue to constitute at least a majority of the board of directors of the surviving corporation.

     However, a change in control does not include

     - a distribution to Sabre's stockholders of any voting securities of Travelocity.com Inc. or Travelocity Holdings;

     - Sabre's public offering of any voting securities of Travelocity.com Inc. or Travelocity Holdings; or

     - the passing of a stock ownership threshold because Travelocity.com Inc. acquires its own securities.

  Travelocity.com LP 1999 Long-Term Incentive Plan

     The Travelocity.com Partnership has adopted the Travelocity.com LP 1999 Long-Term Incentive Plan, which provides for awards of options to purchase, or stock appreciation rights with respect to, shares of Travelocity.com Inc.'s common stock, to:

     - the employees, directors and consultants of the Travelocity.com Partnership;

     - employees, directors and consultants of any other entity approved by the Travelocity.com Partnership board of directors in which Travelocity Holdings holds an interest of at least 20%;

     - employees, directors and consultants of any entity approved by the Travelocity.com Partnership board of directors who holds an interest of at least 20% in the Travelocity.com Partnership.

     The Travelocity.com Partnership adopted the plan effective as of October 1, 1999, and it will continue in effect for ten years. The plan allows for grants of awards to purchase the lesser of:

     - 4.5 million shares; or

     - 7 million shares reduced by the number of awards issued under the Travelocity Holdings, Inc. 1999 Long-Term Incentive Plan.

     286,000 option grants are currently outstanding under the plan. Twenty-five percent of these options will vest on the first anniversary of the date of grant, and the remainder will vest in equal increments over the following 36 months until fully vested on the fourth anniversary of grant. The options have an exercise price of $23 per share. The Travelocity.com Partnership will grant options to purchase shares of Travelocity.com Inc.'s common stock for converted Sabre and Preview Travel options.

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

     Beginning in 2001, the number of shares available for grant under the plan will increase each year for three years by a number of shares equal to the lesser of:

     - 3% of the total number of shares of Travelocity.com Inc.'s stock outstanding, or

      - 4% of the total number of shares of Travelocity.com Inc.'s stock outstanding on the date of increase, minus

      - the number of additional shares issued or subject to awards under the Travelocity Holdings plan in connection with the additional annual award authorization under the Travelocity Holdings plan.

     In addition, the number of shares available under the plan will increase over the entire term of the plan by the number of shares subject to any forfeited or expired awards, plus any shares withheld to pay the exercise price or taxes that arise upon exercise of an award.

     The other material terms of the plan are substantially the same as the terms of the Travelocity Holdings, Inc. 1999 Long-Term Incentive Plan. However, the Travelocity Holdings plan permits Travelocity Holdings to issue options that qualify as incentive stock options under the Internal Revenue Code, but the Travelocity.com Partnership plan does not permit the Travelocity.com Partnership to do so.

OTHER BENEFIT PLANS OF TRAVELOCITY HOLDINGS

  Travelocity Holdings Retirement Savings Plan

     Travelocity Holdings anticipates adopting a 401(k) retirement savings plan for its employees, which will be a defined contribution plan qualified under the Internal Revenue Code. Eligible employees could elect to defer up to 15% of their compensation to the plan on a pre-tax basis. If the employee has not elected or is not eligible to elect the Sabre Legacy Pension Plan as the employee's primary retirement plan, Travelocity Holdings will match employee contributions at the rate of 100% for the first 3% of compensation deferred to the plan, and at the rate of 50% for the next 3% of compensation deferred to the plan. All employer and employee contributions will be 100% vested and nonforfeitable at all times. Employees who have elected the Sabre Legacy Pension Plan as their primary retirement plan may make contributions to the Travelocity Holdings Retirement Savings Plan, but will receive no matching funds or other employer contributions. Employees of Travelocity Holdings who are former Preview Travel employees may transfer funds in Preview Travel's retirement plan directly to the plan. Distributions from the plan are generally in the form of a single lump sum payment.

  Legacy Pension Plan

     Employees of Travelocity Holdings who previously participated in the Sabre Legacy Pension Plan will continue to participate in the plan, which is a tax-qualified defined benefit plan. The plan bases benefits on credited years of service and the employee's base pay for the highest consecutive five years of the ten years preceding retirement. For purposes of eligibility for the plan and calculation of vesting and benefits, Sabre will credit all employees employed by Sabre prior to the merger for any service previously credited under the plan. Employees who previously participated in the Legacy Pension Plan but elected the Sabre Group Retirement Plan as their primary retirement plan have had their benefits frozen under the Legacy Pension Plan.

     Employees of Travelocity Holdings meeting specified criteria have elected to remain in the tax-qualified defined benefit pension plan of American Airlines, Inc. for service through December 31, 1996, and are in the Legacy Pension Plan for service and increases in compensation levels after that date. The obligation for benefits earned by these employees as of December 31, 1996 under the American Airlines plan remains with that plan. Mr. Jones elected to remain in the American Airlines plan for service through December 31, 1996.

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

  Sabre Supplemental Executive Retirement Plan

     Messrs. Jones, Jackson and Steinberg will be eligible for additional retirement benefits under Sabre's Supplemental Executive Retirement Plan. The plan determines benefits calculated upon the basis of final average base salary, incentive compensation payments and performance returns. The plan provides pension benefits to which Messrs. Jones and Jackson would be entitled, but for the limit of $130,000 on the maximum annual benefit payable and the $160,000 limit on the maximum amount of annual compensation which may be taken into account under the Legacy Pension Plan and the American Airlines plan. The Employee Retirement Income Security Act of 1974 and the Internal Revenue Code impose these salary limits.

     The following table shows typical aggregate annual benefits payable under the pension plan and the supplemental retirement plan, based upon retirement in 1999 at age 65, to persons in specified earnings and service classifications. Annual retirement benefits set forth below are subject to reduction for Social Security benefits and benefits received under other qualified and non-qualified plans that Sabre, Travelocity Holdings or their affiliates provide.

                               PENSION PLAN TABLE

                                       ANNUAL RETIREMENT BENEFITS
                             -----------------------------------------------
                                        CREDITED YEARS OF SERVICE
                             -----------------------------------------------
    FINAL AVERAGE EARNINGS     15        20        25        30        35
    ----------------------   -------   -------   -------   -------   -------
           $100,000           30,000    40,000    50,000    60,000    70,000
            150,000           45,000    60,000    75,000    90,000   105,000
            200,000           60,000    80,000   100,000   120,000   140,000
            250,000           75,000   100,000   125,000   150,000   175,000
            300,000           90,000   120,000   150,000   180,000   210,000
            400,000          120,000   160,000   200,000   240,000   280,000
            500,000          150,000   200,000   250,000   300,000   350,000
            600,000          180,000   240,000   300,000   360,000   420,000

     As of December 31, 1999, Mr. Jones had 20.7 years of credited service, Mr. Marsicano had 20.0 years of credited service, Mr. Jackson had 14.5 years of credited service and Mr. Steinberg had 8.5 years of credited service. Benefits are shown in the table using a straight-life annuity basis.

  Sabre Deferred Compensation Plan

     Sabre has adopted a deferred compensation plan, which is an unfunded deferred compensation plan for a select group of management or highly compensated employees. The plan is not qualified under the Internal Revenue Code. Messrs. Jones and Steinberg currently participate in the plan.

     Participants in the plan may elect to defer up to 100% of their annual salary in excess of $160,000, 100% of their bonus, and 100% of their Sabre performance shares to the plan.

  Travelocity Holdings, Inc. Employee Stock Purchase Plan

     The board of directors of Travelocity Holdings anticipates adopting a Travelocity Holdings 1999 Employee Stock Purchase Plan. The plan will not qualify for special tax treatment under the Internal Revenue Code.

     Only employees who work at least 20 hours per week would be eligible to participate in the plan. Participation in the plan would end upon an individual's termination of employment. Additionally, an employee making salary deferrals under the plan could cease his or her participation in the plan at any time during the offering period.

     Under the plan, eligible employees could voluntarily defer up to 15% of their compensation during each 6 month offering period, to be held for investment in Travelocity.com Inc.'s common stock at the end
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

of the offering period. At the end of each offering period, Travelocity Holdings would use all salary deferred during the period to purchase Travelocity.com Inc.'s common stock, at a price equal to 85% of the lesser of

     - the fair market value of the common stock on the last business day of the offering period, or

     - the fair market value of the common stock on the first business day of the offering period.

     Travelocity Holdings would pay the remainder of the purchase price. The plan would limit an employee's deferral to $15,000 annually, and would limit an employee's purchase of Travelocity.com Inc.'s common stock to an annual $25,000 in fair market value of the shares on the purchase date. Shares issued under the plan would be either shares transferred to Travelocity Holdings by the Travelocity.com Partnership or shares purchased on the open market. The Travelocity Holdings board of directors, or a committee appointed by the board, would administer the plan.

     The Travelocity Holdings board of directors and the committee could amend or terminate the plan at any time, provided that any amendment or termination would not adversely affect any outstanding rights to purchase stock under the plan. If not terminated earlier, the plan would have a ten year term.

OTHER BENEFIT PLANS OF THE TRAVELOCITY.COM PARTNERSHIP

  Travelocity L.P. Retirement Savings Plan

     The Travelocity.com Partnership anticipates adopting a 401(k) retirement savings plan that is qualified for favorable tax treatment under section 401(a) of the Code. Employees who have attained age 18 would immediately be eligible to participate in the plan.

     Employees eligible to participate in the plan could elect to defer up to 15% of their compensation to the plan on a pre-tax basis. The Travelocity.com Partnership would match employee contributions at the rate of 100% for the first 3% of compensation deferred to the plan, and at the rate of 50% for the next three percent of compensation deferred to the plan. All employer and employee contributions would be 100% vested and nonforfeitable at all times. The Travelocity.com Partnership would generally either distribute a participant's account at termination of the participant's employment in the form of a cash lump sum, or allow, at the participant's election, the participant to keep the funds in the plan.

     Employees of the Travelocity.com Partnership who are former Preview Travel employees would be able to transfer funds in Preview Travel's 401(k) plan directly to the Travelocity.com Partnership plan.

  Travelocity.com L.P. Employee Stock Purchase Plan

     The board of directors of the Travelocity.com Partnership anticipates adopting a Travelocity.com L.P. 1999 Employee Stock Purchase Plan. The material provisions of the plan would be similar to the provisions of the Travelocity Holdings employee stock purchase plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In December 1998, Preview Travel transferred substantially all of the assets of its television business to NewsNet Central, Inc. In consideration of the transfer of these assets to NewsNet Central, Preview Travel received a $250,000 convertible promissory note which was converted to common stock in March 1999, a $1 million subordinated promissory note which bears interest at the rate of 6% per year, and a warrant to purchase up to 2,275,445 shares of NewsNet Central's common stock at a price of $0.45 per share. As of December 31, 1999 and assuming the conversion of all outstanding NewsNet Central convertible securities and exercise of all outstanding NewsNet Central stock options, Preview Travel would own approximately 38% of NewsNet Central's common stock. James J. Hornthal is a director of NewsNet Central and holds 800,000 shares of NewsNet Central's common stock, which he purchased on November 15, 1998 at a price of $0.015 per share. In addition, Mr. Hornthal has options to acquire 80,000 shares of NewsNet Central common stock.

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

                          SABRE'S TRAVELOCITY DIVISION

OVERVIEW

     The Travelocity Division is a leading provider of consumer-direct travel content and travel reservation services on the Internet based on travel bookings and the number of different visitors to its Web sites in a given month. Since January 1, 1997, more than one million customers have made over $1 billion in gross bookings of travel services through the Travelocity Division, including bookings made through easySabre(R), a pioneer online travel product and the precursor to the Travelocity Division. In the fourth quarter of 1999, gross bookings of travel services through the Travelocity Division totaled $281 million, a 205% increase over $92 million in the fourth quarter of 1998 and a 24.2% increase over $226 million in the third quarter of 1999. In the full year 1999, gross bookings of travel services through the Travelocity Division totaled $808 million, an increase of 184%, compared to $285 million in 1998.

     On the Travelocity Division's online travel Web site, leisure and small business travelers can compare prices, make travel reservations and obtain destination information online. The Travelocity Division's Web site is accessible to individual consumers free of charge through the Internet and online services. It features booking and purchase capability for airlines, car rental and hotel companies, cruises and vacation packages. The Travelocity Division's Web site also offers access to a database of information regarding specific destinations and other information of interest to travelers, articles from travel correspondents and interactive maps. The Internet address for the Travelocity Division's main Web site is www.travelocity.com.

     In addition to our main Web site, the Travelocity Division operates Web sites tailored to customers in the United Kingdom (www.travelocity.co.uk) and Canada (www.travelocity.ca). We also operate as the provider of travel booking services on Web sites operated by Yahoo!, Netscape and @Home, and on Web sites operated by Infoseek under the brand GO Networks.

     The Travelocity Division's proprietary technology and user-friendly interface enable customers to quickly and easily access travel information 24 hours a day, seven days a week, and to make informed choices about their travel purchases. The Travelocity Division complements its useful content and interface with a high level of customer service.

     To broaden its online presence and build brand recognition, the Travelocity Division has entered into various strategic relationships. Since 1997, the Travelocity Division has been the provider of air, car and hotel booking services on the Yahoo! Web site. Recently, the Travelocity Division extended the contract. In 1998, the Travelocity Division entered into three-year agreements with each of Netscape and @Home, to be the travel booking provider on their networks. In 1999, the Travelocity Division entered into a two year agreement with Infoseek as a principal travel booking services provider on Web sites operated under the brand GO Networks.

     Sabre has offered consumer-direct online travel services since 1985. In January 1995, Sabre established a separate division for this business. The Travelocity Division Web site was launched in March 1996. As of December 1999, approximately 10.3 million users had registered for free membership.

     The Travelocity Division's principal corporate offices are located at 4200 Buckingham Boulevard, Fort Worth, Texas 76155. Its telephone number is (817) 963-2923.

THE TRAVELOCITY DIVISION'S STRATEGY

     The Travelocity Division aims to enhance its position as a leading online travel provider by increasing its brand awareness, enhancing its technology, enhancing its supplier relationships, continuing its international expansion and expanding its service offerings.

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

WEB SITES

     The Travelocity.com Web sites provide access to travel booking capability and travel-related information and services.

  Reservations

     The reservations feature includes paths for purchasing airline tickets, renting cars, reserving hotel rooms and booking cruises and vacation packages. The Travelocity Division's Web site's reservation feature leads customers through a purchase in a clear path, allowing them to use reliable price comparisons, availability and itinerary details.

  Flights

     The Travelocity Division offers several ways to purchase airline tickets. Through the main booking path customers enter their pertinent travel data and can then select three ways to search for flights:

     - The Best Fare Finder option is for travelers with flexible travel dates. This option searches for the lowest fares offered and then shows the dates those fares are available. This option is currently offered for economy class travel within or between the United States, the U.S. Virgin Islands, Canada and Puerto Rico.

     - The 9 Best Itineraries option searches for the nine best-priced itineraries for specific dates and the class of travel the customer specifies, but assumes flexible travel times on those dates. This option can also search all or specified airlines.

     - The Search by Schedule option is for travelers who need to travel on specific dates and times. It searches all flights so the customer can build his or her own itinerary, then shows the total price for the class of travel specified. This option will also find and display up to three lower-cost alternatives, and can search all or specified airlines.

     Additionally, the Web site also features an express booking path on the home page that uses a registered customer's stored information profile to provide a quicker path into the Best Fare Finder and 9 Best Itineraries options.

  Hotels and Cars

     The hotel booking path lets users search, compare and book stays at more than 45,000 hotels. In addition to key information on destination, dates, number of rooms and number of travelers, the hotel path also allows customers to select a specific hotel company or a specific hotel by name. Users can also enter frequent guest numbers, specify airport or downtown locations, select a type of special rate for which they might qualify and a discount number.

     Additional features by which users can select hotel properties include preferences for amenities such as suites, extended stay, apartments, bed and breakfast, resort, convention facility, business center, recreational facilities and wheelchair accessibility.

     Customers can also utilize an extensive database of hotel photographs and reviews on selected hotels to help determine the best selection for their travel plans. The Web site shows where hotels are located on a map while customers are making their purchase decision.

     Customers can also search for, select and reserve rental cars online. The customer can select a specific car type, car company, and request up to three special equipment options such as ski rack, child seat, mobile phone, luggage rack, bicycle rack and navigational system.

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

  Vacations and Cruises

     The Travelocity Division features thousands of vacation packages and cruises from a number of suppliers. The variety of suppliers allows the customer to select the provider that best meets their needs based on destination, package and air carrier. Vacation and cruise bargains are featured on both the home page and the vacations page.

  Services

     There are additional tools available that provide information to the customer or allow the customer to provide more information to the Travelocity Division. This information allows the customer to select the most appropriate option, and allows the Travelocity Division to tailor travel planning to his or her preferences. These tools include:

     - Retrieve Existing Reservations, which reviews active reservations for changes in schedule.

     - Personal Profile, which stores travel preferences, payment information, ticketing preferences and basic member information.

     - Departures and Arrivals, which checks the current departure and arrival information for specific flights.

     - Fare Listing, which presents a complete list of current fares.

     - Time Tables, which presents a complete list of flight times.

     - Alternate Airports, which alerts customers if there is a lower fare at a nearby airport.

     - Fare Watcher E-mail, which tracks prices on up to five round-trip itineraries selected by the customer and sends an e-mail to the customer when there is a price change of $25 or more.

     - Consolidator Fares, which links to low priced consolidator fares.

     - Flight Paging, which sends flight information directly to a customer's alphanumeric pager.

     - Agency Locator, which locates a Sabre travel agent for a customer who prefers to have a travel agent issue a ticket that has been reserved through the Travelocity Division Web site. This allows the Travelocity Division to make sales worldwide.

 Content

     Visitors use the extensive content information on the Travelocity Division Web site at all stages of travel including the planning stage, after booking and prior to departure. The Travelocity Division Web site features an extensive selection of content from leading industry sources.

     - The Destination Guide provides access to a large database of destination content licensed from various industry experts in travel publishing, featuring Frommers and Lonely Planet. The Travelocity Division Web site includes content for over 300 countries and cities. Information includes a general overview of each destination, basic facts, history, culture, and activities.

     - Maps provided by Mapquest allow the user to create maps showing the route from one destination to another.

     - High and low temperatures, forecasts and other weather information is provided for a large number of destinations.

     - News stories are published on a regular basis to highlight key news stories, including fare sales. News headlines are featured on the home page of the Web site.

     - Traveler's Check is a free weekly newsletter which includes news headlines and descriptions of promotions, new features and other information. Traveler's Check is sent in both text and Web page versions to registered members who choose to receive it.
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

     - The Road Warrior features editorial content for business travelers.

     - Cruise Critic features cruise reviews on a wide range of cruise lines and ships.

     - The Travelocity Division's Been There features travel articles written by the Travelocity Division employees.

  International Web sites

     Our localized Web sites in the United Kingdom and Canada offer substantially all of the services described above, and content tailored to those countries, such as train and ferry schedules, and prices in local currency.

STRATEGIC RELATIONSHIPS

     The Travelocity Division pursues strategic relationships to increase its access to online customers, to build brand recognition and to expand the Travelocity Division's online presence. The Travelocity Division has established alliances to distribute travel services and provide additional features, content and services with partners that have among the strongest and most recognized brands on the Internet. Immediately prior to the merger, Sabre, will assign to the Travelocity.com Partnership all of the agreements that underlie the Travelocity Division's strategic relationships. Consequently, the Travelocity.com Business will benefit from the Travelocity Division's established alliances. Several of these alliances include:

  Yahoo!

     The Travelocity Division has had an agreement with Yahoo! since June 1997 to serve as Yahoo!'s provider of air, car and hotel booking services, with exceptions including Yahoo!'s right to maintain co-branded sites that provide booking services for vacation packages. Recently, the Travelocity Division and Yahoo! extended their relationship. Yahoo! is one of the most well known brands associated with the Internet and is the leading portal in terms of traffic, advertising and household and business user reach.

  Netscape

     In January 1998, the Travelocity Division entered into a three year agreement with Netscape to operate and provide a co-branded travel service Web site for Netscape Netcenter users. The Travelocity Division is the exclusive travel booking provider on the Netcenter Web site.

  Infoseek (GO Network)

     The Travelocity Division and Infoseek recently agreed to provide a co-branded travel service Web site for GO Network users and members. The Travelocity Division is a provider of air, car and hotel booking services on the GO Network through 2001. GO Network is one of the top five Web properties on the Internet, according to Media Metrix.

  @Home Network

     In March 1998, the Travelocity Division entered into a three year agreement with @Home Network to be the exclusive provider of air, car and hotel booking services for @Home Network subscribers. Because @Home uses the broadband attributes of cable, the Travelocity Division will be able to provide multimedia services and content through this channel.

  Visa

     The Travelocity Division announced a marketing relationship with Visa U.S.A. Inc. in October 1998. Visa is the preferred form of payment for all air, hotel and car reservations for the Travelocity Division Web site. Visa receives prominent branding and banner advertising throughout the Travelocity Division Web site. In addition, the Travelocity Division and Visa collaborate on promotions designed to encourage

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

online consumers to shop the Travelocity Division and use their Visa cards for online travel purchases. Visa will be the exclusive sponsor of the Travelocity Division's Virtually There Personal Destination Guide, a new site feature that gives online bookers a personalized overview of attractions, restaurants and weather for their travel destination. Visa is the world's largest credit card association, and works with banks around the world which issue Visa-branded payment products.

  First USA

     The Travelocity Division has entered into an agreement effective through June 2004 with First USA to issue a credit card under the Travelocity.com and First USA brands. This credit card will primarily be marketed to the Travelocity Division registered members and will provide a rewards program to cardholders.

  Priceline.com

     On December 9, 1999 the Travelocity Division, Preview Travel and priceline.com announced their intention to create a mutual marketing and customer referral arrangement, subject to agreement on definitive terms and documentation. Any final arrangement between the parties may require each to pay the other a fee for specified referred customers.

INTELLECTUAL PROPERTY AND PROPERTY RIGHTS

     The Travelocity Division's intellectual property rights relate to trademarks and domain names associated with the name "Travelocity" and copyrights and other rights associated with the Travelocity Division's Web sites, software and other aspects of its business and technology. The Travelocity Division relies on trademark and trade secret protection law, copyright law and confidentiality and license agreements with its employees, customers, partners and others to protect its proprietary rights. The Travelocity Division pursued the registration of its key trademarks and service marks in the United States and internationally.

LICENSING OF PRODUCTS AND TECHNOLOGY

     Currently, licensing of the Travelocity Division's products to third parties is not a significant source of revenue. The Travelocity Division has focused its resources on its consumer-direct online travel business. In the future, the Travelocity Division may consider developing a licensing business. Licensing selected components of its technology would allow it to participate indirectly in online bookings placed through airline Web sites and corporate travel agencies.

COMPETITION

     The Travelocity Division currently faces the competition described with respect to the Travelocity.com Business.

LEGAL PROCEEDINGS

     The Travelocity Division is not currently subject to any material legal proceedings. The Travelocity Division may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

EMPLOYEES

     As of September 30, 1999, a total of 113 full-time Sabre employees work for the Travelocity Division. Its employees are not presently represented by a labor union. The Travelocity Division has not experienced any work stoppages and considers its relations with its employees to be good. The Travelocity Division also contracts for the services of 400 customer service representatives.

PROPERTIES

     The Travelocity Division is headquartered in Fort Worth, Texas in approximately 11,527 square feet of space in a building owned by Sabre. This space houses the Travelocity Division's principal administrative and sales and marketing facilities. After the merger, the Travelocity Division will lease this space through the facilities agreement with Sabre.

     Additionally, the Travelocity Division leases approximately 37,790 square feet of space in San Antonio, Texas from a third party. This space houses the Travelocity Division's customer service and fulfillment operations.

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

          THE TRAVELOCITY DIVISION SELECTED HISTORICAL FINANCIAL DATA

     The selected financial and operating data set forth on the following page should be read in conjunction with the Travelocity Division's financial statements and the related notes thereto starting on page F-1, and "The Travelocity Division's Management Discussion and Analysis" starting on page 101. The statement of operations data for the year ended December 31, 1995, and the balance sheet data as of December 31, 1995, have been derived from unaudited financial statements of the Travelocity Division. The balance sheet data as of December 31, 1996 has been derived from financial statements of the Travelocity Division, which have been audited by Ernst & Young LLP, independent auditors, but which are not presented separately in this proxy statement/prospectus. The statements of operations data for each of the three years in the period ended December 31, 1998, and the balance sheet data as of December 31, 1997 and 1998, have been derived from financial statements of the Travelocity Division, which have been audited by Ernst & Young LLP, independent auditors, whose report appears on page F-6. The selected financial data set forth below for the nine months ended September 30, 1998 and 1999 is derived from unaudited interim financial statements of the Travelocity Division. The unaudited financial statements have been prepared on a basis consistent with the Travelocity Division's audited financial statements and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such data. During these periods, the Travelocity Division was an operating division of Sabre and was not conducted as a separate business. These financial statements do not include the impact of the contribution agreements and the intercompany agreements to be entered into between the Travelocity.com Partnership and Sabre and do not indicate the results of the Travelocity.com Business to be expected after the merger is completed.

THE TRAVELOCITY DIVISION SELECTED HISTORICAL FINANCIAL DATA

                                                                              NINE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                               ------------------------------------------    -------------------
                                1995        1996        1997       1998        1998       1999
                               -------    --------    --------   --------    --------   --------
                                                        (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA
Revenues:
  Transaction revenue........  $ 7,333    $ 10,949    $  8,345   $ 18,370    $ 12,405   $ 35,361
  Advertising revenue........       --          94         577      2,821       1,586      5,785
  Licensing and royalty
     fees....................    1,202         855         365         47          72        258
                               -------    --------    --------   --------    --------   --------
     Total revenues..........    8,535      11,898       9,287     21,238      14,063     41,404
Cost of revenues.............    5,315       9,709      11,878     19,067      13,281     27,236
                               -------    --------    --------   --------    --------   --------
Gross profit.................    3,220       2,189      (2,591)     2,171         782     14,168
Operating expenses:
  Selling and marketing......    2,153       5,556       6,887     10,608       7,574     18,574
  Technology and
     development.............    2,750       7,034       6,549      8,483       6,181      7,337
  General and
     administrative..........    1,132       2,472       2,694      4,360       3,230      3,315
                               -------    --------    --------   --------    --------   --------
     Total operating
       expenses..............    6,035      15,062      16,130     23,451      16,985     29,226
                               -------    --------    --------   --------    --------   --------
Operating loss...............   (2,815)    (12,873)    (18,721)   (21,280)    (16,203)   (15,058)
Other income (expense).......        3         (88)          1         --          --
                               -------    --------    --------   --------    --------   --------
          Net loss...........  $(2,812)   $(12,961)   $(18,720)  $(21,280)   $(16,203)  $(15,058)
                               =======    ========    ========   ========    ========   ========
BALANCE SHEET DATA (AT THE
  END OF THE PERIOD)
Working capital (deficit)....  $  (222)   $ (1,873)   $ (1,205)  $   (462)       (429)  $   (697)
Total assets.................    1,002         927       9,126     11,169      10,377     11,823
Total division deficit.......      (75)    (13,035)    (31,755)   (47,931)    (42,856)   (62,989)

                                                                              NINE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                               ------------------------------------------    -------------------
                                1995        1996        1997       1998        1998       1999
                               -------    --------    --------   --------    --------   --------
                                                        (IN THOUSANDS)
SUPPLEMENTAL FINANCIAL DATA
Gross bookings(1)............      N/A(2)      N/A(2) $121,000   $284,641    $192,609   $527,733
Segments booked(3)...........    1,781       1,999       1,148      2,704       1,759      5,035

---------------

(1) Represents the total purchase price of all travel services booked through the Travelocity.com Web site. This presentation of gross bookings does not affect the Travelocity Division's operating results, and gross bookings are not included in revenues. Management believes that gross bookings provide a more consistent comparison of business activity between historical periods than do transaction fees because of changing commission rates over the periods. Gross bookings is not a financial measurement in accordance with generally accepted accounting principles and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP, and period-to-period comparisons of gross bookings are not necessarily meaningful as a measure of the Travelocity Division's revenues due to, among other things, changes in commission rates, and, as with operating results, should not be relied upon as an indication of future performance. See "The Travelocity Division's Management Discussion and Analysis."

(2) Gross bookings for these periods are not available.

(3) Represents the number of bookings processed through the Sabre(R) system for the Travelocity Division.

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

         THE TRAVELOCITY DIVISION'S MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

     The information provided in this Management Discussion and Analysis represents the historical results of the Travelocity Division as a division of Sabre and does not include the impacts of the contribution agreements and the intercompany agreements to be entered into between the Travelocity.com Partnership and Sabre or other financial impacts of the merger. These historical results are not indicative of the future financial position or results of operations of Travelocity.com Inc. once the merger is complete.

     The Travelocity Division receives transaction fees, including booking fees collected by Sabre and transferred to the Travelocity Division and commissions from travel suppliers for purchases of their travel products and services by customers who make reservations through the Travelocity Division's Web site. The Travelocity Division's online travel services have experienced substantial growth since the launch of the Travelocity Division's Web site in March 1996. Gross bookings of travel services online increased from approximately $32.5 million in the first quarter of 1997 to $226.1 million in the third quarter of 1999, which resulted in an increase in transaction revenues from approximately $2.0 million to approximately $15.2 million for the corresponding periods.

     The commission rates paid by travel suppliers are determined by individual travel suppliers and are subject to change. Currently, the Travelocity Division earns an average commission of approximately 4% on the sale of airline tickets.

     Gross bookings represent the total purchase price of all travel services booked through the Travelocity Division's Web site. Gross bookings do not affect the Travelocity Division's operating results, and gross bookings are not included in revenues. Management believes that gross bookings provide a more consistent comparison of business activity between historical periods than do transaction fees because of changing commission rates over the periods. Gross bookings are not a financial measurement in accordance with GAAP and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP. Period-to-period comparisons of gross bookings are not necessarily meaningful as a measure of the Travelocity Division's revenues due to, among other things, changes in commission rates. As with operating results, they should not be relied upon as an indication of future performance.

     Advertising revenue is generated through an agreement with DoubleClick for the placement of advertising on the Travelocity Division's Web site and through the direct selling of advertisements on the site. Under the agreement, DoubleClick obtains advertisers for the Travelocity Division's site, collects the revenue paid by the advertisers, and pays the Travelocity Division an amount that is net of fees due to DoubleClick for its service. The Travelocity Division records advertising revenue generated through the agreement with DoubleClick on a net of fee basis in the period the advertisements are delivered. Revenue from advertisements placed on the Travelocity Division's site has grown from 6.2% of total revenues for 1997 to 14.0% of total revenues for the nine months ended September 30, 1999.

     Cost of revenues for the Travelocity Division includes costs of operating the customer service center, data processing charges and employee costs associated with operating Internet infrastructure.

  Gross Margins

     The Travelocity Division's gross margin for the nine months ending September 30, 1999 was 34.2%, and was 5.6% for the same period in 1998. A number of different factors may impact gross margins, including the mix of online commission revenues versus online advertising revenues, the mix of travel services sold, the mix of revenues from distribution channels, the level of commissions on travel products, and the amount of incentive commissions. We expect higher gross margins on advertising revenues than commission revenues, higher commissions on vacation packages than hotel rooms and car rentals, higher commissions on hotel rooms and car rentals than airline tickets, and higher gross margins on revenues from the Travelocity Division's own Web site than through other distribution channels.

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

  Anticipated Losses

     The Travelocity Division has incurred significant operating losses since inception and, as of September 30, 1999, had an accumulated deficit of $70.8 million. The Travelocity Division's success will to a large part depend on its ability to greatly increase sales volume to realize economies of scale, and increased revenue from advertising and vacation packages. As the Travelocity Division increases its spending for product development, advertising, customer service, facilities, international expansion and general and administrative expenses, we expect to continue to incur significant operating losses on a quarterly and annual basis for the foreseeable future.

RESULTS OF OPERATIONS

  Comparison of the Nine Months Ended September 30, 1998 and 1999

     REVENUES

     Transaction Revenues. Transaction revenues increased from $12.4 million to $35.4 million for the nine months ended September 30, 1998 compared to the nine months ended September 30, 1999, an increase of approximately $23.0 million, 185.1%. This increase was primarily attributable to increased sales on the site. Gross bookings increased from $193 million for the nine months ended September 30, 1998 to $528 million for the nine months ended September 30, 1999.

     Advertising Revenues. Advertising revenue increased from $1.6 million (net of fees paid to DoubleClick of $460,000) to $5.8 million (net of fees of $1.5 million) for the nine months ended September 30, 1998 compared to the nine months ended September 30, 1999, an increase of $4.2 million, 264.8%. This increase was primarily due to an increase in net revenue from DoubleClick of $2.3 million for advertisements placed on the Travelocity Division's site and an increase in direct selling of advertising by the Travelocity Division of $1.9 million.

     Licensing and Royalty Fees. Revenue from licensing and royalty fees increased from $72,000 to $258,000 for the nine months ended September 30, 1998 compared to the nine months ended September 30, 1999, an increase of $186,000, 258.3% due to new royalty agreements.

     COST OF REVENUES

     Cost of revenues includes costs of operating the customer service center, data processing charges and employee costs associated with operating the Travelocity Division's Internet infrastructure. Cost of revenues increased from $13.3 million to $27.2 million for the nine months ended September 30, 1998 compared to the nine months ended September 30, 1999, an increase of approximately $14.0 million, 105.1%, primarily due to increases in data processing charges, costs associated with the customer service center and salaries and employee related costs. These increases are primarily due to the increase in transactions on the Travelocity Division's Web site. Gross bookings increased from $193 million for the nine months ended September 30, 1998 to $528 million for the nine months ended September 30, 1999. The increases are partially offset by a $1.7 million payment made by an AMR affiliate to the Travelocity Division in connection with the termination of the use of a customer service center operated by the AMR affiliate. Cost of revenues declined as a percentage of total revenue from 94.4% for the nine months ended September 30, 1998 to 65.8% for the nine months ended September 30, 1999 primarily due to increased efficiencies in the customer service center and the increase in advertising revenue in 1999.

     OPERATING EXPENSES

     Selling and Marketing. Selling and marketing expenses consist of advertising costs to promote the Travelocity Division's Web site, costs relating to the distribution of the Travelocity Division's Web site through other services such as Yahoo! and Netscape, amortization of trademarks and salaries and benefits. Selling and marketing expenses increased from $7.6 million to $18.6 million for the nine months ended September 30, 1998 compared to the nine months ended September 30, 1999, an increase of approximately $11.0 million, 145.2%. This increase was due to additional advertising of $6.2 million by the

Travelocity Division to gain market share, and increased costs of $4.1 million from distribution agreements including Yahoo!, Netscape and @Home. The remaining increase of $0.7 million is due to an increase in salaries and other employee related costs to support the additional direct selling efforts.

     Technology and Development. Technology and development expense consists of salaries and related costs and charges from Sabre for development of the Travelocity Division's Web site, including any enhancements that have been made to the site. Technology and development expenses increased from $6.2 million to $7.3 million for the nine months ended September 30, 1998 compared to the nine months ended September 30, 1999, an increase of approximately $1.2 million, 18.7%. This increase was primarily due to costs associated with enhancing the Travelocity Division's Web site including the release of enhanced versions and new products such as Best Fare Finder.

     General and Administrative. General and administrative expense consists of management fees from Sabre for the provision of various services, including salaries and benefits for Sabre management devoted to the Travelocity Division, corporate facility services, legal services, and accounting services. General and administrative expense also includes salaries and benefits of the Travelocity Division's management and administrative costs of the Travelocity Division. General and administrative expenses remained relatively unchanged, increasing from $3.2 million to $3.3 million, for the nine months ended September 30, 1998 compared to the nine months ended September 30, 1999, primarily due to an increase in salaries and employee related costs offset by a decrease in the management fee from Sabre. Salaries and benefits increased approximately $300,000 as a result of increased administrative requirements to support the Travelocity Division's growth.

  Comparison of Years Ended December 31, 1996, 1997 and 1998

     REVENUES

     Transaction Revenues. Transaction revenues decreased from $10.9 million to $8.3 million for the year ended December 31, 1996 compared to the year ended December 31, 1997, a decrease of approximately $2.6 million, 23.8%. The decrease in transaction revenues was primarily due to the termination of the term of a distribution agreement with AOL in 1996. This decrease was offset by revenues from a new agreement with Yahoo! in June 1997 to be the provider of air, car and hotel booking capabilities on the Yahoo! Web site as well as growth in usage of the Travelocity Division's Web site. Transaction revenues increased from $8.3 million to $18.4 million for the year ended December 31, 1997 compared to the year ended December 31, 1998, an increase of approximately $10.0 million, 120.1%, which was primarily attributable to increased sales on the Travelocity Division's Web site. Gross bookings increased from $121 million in 1997 to $285 million in 1998. This increase was partially due to the agreement with Yahoo! and an agreement with Netscape to be the primary travel reservation provider for its network which was entered into in December 1997. Revenues from transaction fees declined as a percentage of total revenues from 89.9% in 1997 to 86.5% in 1998 due to the increase in advertising revenue from the Travelocity Division's Web site.

     Advertising Revenues. The Travelocity Division began selling advertising on the Travelocity Division's Web site in March 1996. Advertising revenue increased from $94,000 to $577,000 for the year ended December 31, 1996 compared to the year ended December 31, 1997, an increase of $483,000, 513.8%. This increase was due to net revenue from DoubleClick for advertisements placed on the Travelocity Division's Web site. Advertising revenue increased from $577,000 (net of fees paid to DoubleClick of $190,000) to $2.8 million (net of fees of $820,000) for the year ended December 31, 1997 compared to the year ended December 31, 1998, an increase of $2.2 million, 388.9%. This increase was primarily due to an increase in net revenue from DoubleClick of $1.3 million for advertisements placed on the Travelocity Division's Web site and direct selling of advertising by the Travelocity Division of $0.9 million.

     Licensing and Royalty Fees. Revenue from licensing and royalty fees decreased from $855,000 to $365,000 for the year ended December 31, 1996 compared to the year ended December 31, 1997, a decrease of $490,000, 57.3%. This decrease in revenues was primarily due to the distribution contract with AOL ending in December 1996. Revenue from licensing and royalty fees decreased from $365,000 to

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

$47,000 for the year ended December 31, 1997 compared to the year ended December 31, 1998, a decrease of $318,000, 87.1% due to the discontinuance of license fees from certain agreements in 1998.

     COST OF REVENUES

     Cost of revenues increased from $9.7 million to $11.9 million for the year ended December 31, 1996 compared to the year ended December 31, 1997, an increase of $2.2 million, 22.3%, primarily due to an increase in data processing charges. Cost of revenues increased from $11.9 million to $19.1 million for the year ended December 31, 1997 compared to the year ended December 31, 1998, an increase of approximately $7.2 million, 60.5%. This increase was primarily attributable to increases in the cost of operating the customer service center, data processing charges, salaries and benefits and communication expenses. These increases are primarily due to the increase in transactions on the Travelocity Division's sites. Gross bookings increased from $121 million in 1997 to $285 million in 1998. Cost of revenues declined as a percentage of total revenue from 127.9% in 1997 to 89.8% in 1998 primarily due to the increase in advertising revenue in 1998.

     OPERATING EXPENSES

     Selling and Marketing. Selling and marketing expenses increased from $5.6 million to $6.9 million for the year ended December 31, 1996 compared to the year ended December 31, 1997, an increase of approximately $1.3 million, 24.0%. This increase was due to an increase of $1.2 million advertising on the Travelocity Division's site to gain market share and amortization of $700,000 on the Travelocity Division trademark, which the Travelocity Division acquired from Worldview Systems Corporation in January 1997. The Travelocity Division classifies the trademark as an intangible asset and amortizes it on a straight-line basis over a period of seven years. These increases are offset by decreases in distributor and other expenses of $600,000. Selling and marketing expenses increased from $6.9 million to $10.6 million for the year ended December 31, 1997 compared to the year ended December 31, 1998, an increase of approximately $3.7 million, 54.0%. This increase was due to an increase of $1.8 million in costs to distribute and advertise the Travelocity Division's Web site through the distribution agreements with Yahoo!, Netscape and @Home, amortization of $1.3 million on a license fee paid in January 1998 to Netscape for certain use of the Netscape trademark and additional advertising of $600,000 on the Travelocity Division's site to gain market share.

     Technology and Development. Technology and development expenses decreased from $7.0 million to $6.5 million for the year ended December 31, 1996 compared to the year ended December 31, 1997, a decrease of approximately $485,000, 6.9%. This decrease was primarily due to non-recurring costs associated with the launch of the Travelocity Division's Web site in March 1996. Technology and Development expenses increased from $6.5 million to $8.5 million for the year ended December 31, 1997 compared to the year ended December 31, 1998, an increase of approximately $1.9 million, 29.5%. This increase was primarily due to costs associated with enhancing the Travelocity Division's Web site.

     General and Administrative. General and administrative expenses increased from $2.5 million to $2.7 million for the year ended December 31, 1996 compared to the year ended December 31, 1997, an increase of $222,000, 8.9%, primarily due to an increase in the management fee paid to Sabre. General and administrative expenses increased from $2.7 million to $4.4 million for the year ended December 31, 1997 compared to the year ended December 31, 1998, an increase of $1.7 million, 61.8%, primarily due to an increase in the management fee paid to Sabre of $1.3 million for legal costs and increased management focus on the Travelocity Division. Additionally, salaries and benefits increased $0.4 million as a result of increased administrative requirements to support the Travelocity Division's growth.

     Other Income (Expense). Other expense in 1996 represents interest paid to American Airlines, Inc. on the Travelocity Division's borrowings from American to fund its operations. Effective with the establishment of Sabre as a separate legal entity in July 1996, amounts due to American were paid by Sabre and no further interest charges have been incurred.

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

     VARIABILITY OF RESULTS

     The Travelocity Division expects that it will experience seasonality in its business, reflecting seasonal fluctuations in the travel industry, Internet and commercial online service usage and advertising expenditures. The Travelocity Division anticipates that travel bookings will typically increase during the first and second quarter in anticipation of summer travel and will typically decline during the fourth quarter. Due to the significant growth of the business, this effect has not been evident but may become so in the future. Internet and commercial online service usage and the rate of growth of such usage are expected to decline during the summer. Depending on the extent to which the Internet and commercial online services are accepted as an advertising medium, seasonality in the level of advertising expenditures could become more pronounced for Internet-based advertising. Seasonality in the travel industry, Internet and commercial online service usage and advertising expenditures is likely to cause fluctuations in the Travelocity Division's operating results and could have a material adverse effect on its business, operating results and financial condition.

     Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and the Travelocity Division believes that period-to-period comparisons of its operating results will not necessarily be meaningful and should not be relied upon as an indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flows used for operating activities in 1998 were $19.4 million which was primarily attributed to the net loss before noncash charges and an increase in accounts receivable, partially offset by increases in accrued expenses, other liabilities and payable to AMR affiliates. Cash flows used for operating activities in 1997 were $18.5 million, which was primarily attributed to the net loss before noncash charges and a decrease in payable to AMR affiliates. Cash flows used for operating activities in 1996 were $11.5 million, which was primarily attributed to the net loss before noncash charges offset by an increase in payable to AMR affiliates.

     Investing activities for 1998 and 1997 were $2.3 million and $9.1 million, respectively. For 1998, investing activities include capital expenditures for leasehold improvements, furniture and fixtures and computer equipment for a new facility for the customer service center. For 1997, investing activities include a payment of $5 million to Worldview Systems Corporation to obtain exclusive rights to the "Travelocity" trademark as well as other rights and interests and a payment of $4 million to Netscape to license the use of the Netscape trademark in specified circumstances.

     The Travelocity Division does not maintain cash or cash equivalents. Sabre maintains all cash balances, charging or crediting the Travelocity Division through intercompany accounts upon the recording of certain transactions, including the collection of accounts receivable and purchase of goods and services. The Travelocity Division has incurred losses since its inception, which have been funded by Sabre, as the Travelocity Division is a division of Sabre. Cash advances for 1996, 1997 and 1998 were $11.4 million, $27.6 million and, $16.6 million, respectively. Additionally, in 1998 Sabre contributed $5.1 million to the Travelocity Division, which was used to reduce payables to affiliates. The Travelocity Division depends upon Sabre for the funding of its cash requirements and will do so until operations become profitable or the merger occurs.

     The Travelocity Division expects that the principal use of funds in the foreseeable future will be for continuing to enhance brand awareness, enhance supplier relationships, product development and working capital.

INFLATION

     We believe that inflation has not had a material effect on our results of operations.

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

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which, as amended, would be effective for fiscal years beginning after June 15, 2000. Because the Travelocity Division does not currently use derivatives, management does not anticipate that the adoption of Statement 133 will have a significant effect on the earnings or the financial position of the Travelocity Division.

     Effective January 1, 1999, the Travelocity Division adopted the provisions of SOP 98-1, Accounting for Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires the capitalization of certain costs incurred during an internal-use software development project, including costs related to upgrades and enhancements which result in the availability of additional functions on the Travelocity Division's Web sites. Capitalizable costs consist of certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the project and interest costs incurred. Costs that are considered to be related to research and development activities, data conversion activities, and training, maintenance and general and administrative or overhead costs will continue to be expensed as incurred. Costs that cannot be separated between maintenance of, and relatively minor upgrades and enhancements to, the Travelocity Division's Web sites are also expensed as incurred.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Because Sabre maintains all cash balances, the Travelocity Division's exposure to market risk for interest rates is indirect and subject to Sabre's investment policies. Sabre does not currently use financial derivative instruments to manage interest rate risk. Sabre's investment portfolio consists primarily of high quality credit certificates of deposit, banker's acceptances, commercial paper, and corporate and government notes.

     The Travelocity Division does not currently transact any significant portion of its business in functional currencies other than the United States dollar. To the extent that it continues to transact its business using the United States dollar as its functional currency, the Travelocity Division does not believe that fluctuations in foreign currency exchange rates will have a material adverse effect on its results of operations.

                     TRAVELOCITY.COM EXECUTIVE COMPENSATION

     The following table sets forth all compensation awarded to, earned by, or paid to Travelocity.com Inc.'s and Travelocity.com Partnership's Chief Executive Officer and the other individuals who are currently expected to be Travelocity.com Inc.'s and the Travelocity.com Partnership's most highly compensated executive officers, and whose total cash compensation is expected to exceed $100,000. We refer to these individuals as the "Named Executive Officers." The following information reflects compensation paid to such individuals for the fiscal years ended December 31, 1999 and 1998. While this compensation table indicates the compensation paid by Sabre to the Named Executive Officers in 1999 and 1998, it does not necessarily indicate the compensation that Travelocity Holdings, Travelocity.com Inc., or the Travelocity.com Partnership will pay to them after the merger. The Named Executive Officers will be employed and paid by Travelocity Holdings pursuant to the management services agreement between Travelocity Holdings and the Travelocity.com Partnership. In addition, under the management services agreement Travelocity Holdings will designate the executive officers of the Travelocity.com Partnership, subject to the approval of the Travelocity.com Partnership board of directors.

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                COMPENSATION
                                                                           -----------------------
                                                              RESTRICTED   SECURITIES
                             FISCAL                             STOCK      UNDERLYING      LTIP         ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR     SALARY($)    BONUS     AWARDS($)    OPTIONS(#)   PAYOUTS(1)   COMPENSATION(2)
---------------------------  ------    ---------   --------   ----------   ----------   ----------   ---------------
Terrell B. Jones,             1999     $308,750    $160,000                 317,600(3)         --(4)     $ 6,078
  Chief Executive Officer     1998      293,708     140,000                  17,600       326,398         10,011
James D. Marsicano,           1999      152,063          --(4)               79,400(3)         --(4)          --
  Executive Vice President    1998      129,558      53,030                   4,400        27,681             --
  of Sales and Service
Jeffery M. Jackson,           1999      313,750     160,000                 125,000            --(4)       3,572
  Acting Chief Financial      1998(5)   115,323      60,000    321,250      136,000       679,978          3,572
  Officer
Andrew B. Steinberg,          1999      218,333     115,000                  90,000            --(4)      22,271
  Executive Vice President    1998      197,708      95,000                  21,000       313,242         18,785
  Administration, General
  Counsel and Corporate
  Secretary

---------------

(1) The amount shown represents payments made in 1998 under the Sabre 1996-1998 performance share program for Sabre performance shares that were granted in 1996. Performance shares for Messrs. Jones, Marsicano, Jackson and Steinberg will not convert to Travelocity.com Inc.'s shares.

(2) The information shown for Mr. Jones includes: in 1998, $3,933, representing the above-market portion of interest, defined as a rate of interest exceeding 120% of the applicable federal long-term rate, with compounding, on deferred compensation that was credited but not paid in 1998; and $6,078 in each of 1999 and 1998, representing the full amount of premiums paid under a split-dollar life insurance arrangement which provides for Sabre to recover part of the premiums paid. The above market portion of interest on deferred compensation for Mr. Jones that was credited but not paid in 1999 has not yet been determined. The amounts shown for Mr. Jackson represents the full amount of premiums paid under a split-dollar life insurance arrangement which provides for Sabre to recover part of the premiums paid. The information shown for Mr. Steinberg includes: employer contributions to a plan under Section 401(k) of the Internal Revenue Code that is sponsored by Sabre of $9,200 in each of 1999 and 1998; employer contributions to a supplemental executive retirement plan that provides pension benefits to officers who earned in excess of qualified plan limits (currently $160,000) of $8,817 in 1999 and $5,381 in 1998; and $4,524 in each of 1999 and 1998, representing the full amount of premiums paid under a split dollar life insurance arrangement which provides for Sabre to recover part of the premium's paid.

(3) The amounts shown represent for Mr. Jones options to purchase 300,000 shares of Travelocity.com Inc. common stock and options to purchase 17,600 shares of Sabre Class A Common Stock, and for Mr. Marsicano options to purchase 75,000 shares of Travelocity.com Inc. common stock and options to purchase 4,400 shares of Sabre Class A Common Stock.

(4) Mr. Marsicano's bonus for 1999 and the 1999 LTIP payouts for all of the Named Executive Officers have not yet been determined by Sabre.

(5) The information shown for Mr. Jackson represents compensation earned from August 1998 through December 1998.

     Prior to the merger, Mr. Jones served as Executive Vice President, Travelocity Division of Sabre Holdings Corporation and, since September 30, 1999, as President and Chief Executive Officer, Travelocity.com. Mr. Marsicano previously served as Senior Vice President and General Manager of Sabre's Travelocity Division. Mr. Steinberg serves as the Executive Vice President, General Counsel and Corporate Secretary of Sabre.

     Mr. Jackson currently also serves as Executive Vice President and Chief Financial Officer of Sabre, and will continue to serve in that position and to receive his compensation from Sabre. He will not be an employee of Travelocity Holdings, will not receive any compensation from Travelocity Holdings, and will not participate in any Travelocity Holdings employee benefits, other than benefits he may participate in as an employee of Sabre. Mr. Jackson will resign as Acting Chief Financial Officer when Travelocity.com Inc. and the Travelocity.com Partnership name a Chief Financial Officer. We anticipate that the Chief Financial Officer, when hired, will be one of the Named Executive Officers.

     The "Salary" column includes amounts contributed on behalf of each Named Executive Officer to a 401(k) plan of his former employer at the officer's election.

     The "Securities Underlying Options" column reflects all options granted to each Named Executive Officer by his employer. Sabre granted options to purchase shares of its Class A Common Stock to the Named Executive Officers, and Travelocity Holdings granted options to purchase shares of Travelocity.com Inc. common stock to Messrs. Jones and Marsicano. We expect that in connection with the merger, Messrs. Jones, Marsicano and Steinberg will elect to convert all of their unvested Sabre options into options to purchase shares of Travelocity.com Inc.'s common stock. The vesting schedule for converted Sabre options will remain unchanged, as described in the discussion accompanying the "Options Granted" table.

OPTION GRANTS DURING FISCAL 1999

     The following table sets forth information concerning stock options granted during 1999 by Sabre and Travelocity.com Inc. to the listed individuals. Except as noted below, the grants relate to options to purchase shares of Sabre's Class A Common Stock. Neither Sabre nor Travelocity.com Inc. granted any stock appreciation rights to any of these individuals during fiscal 1999.

                                OPTIONS GRANTED

                                                                                     POTENTIAL REALIZABLE
                                                                                       VALUE AT ASSUMED
                            NUMBER OF                                                ANNUAL RATES OF STOCK
                            SECURITIES     % OF TOTAL                               PRICE APPRECIATION FOR
                            UNDERLYING   OPTIONS GRANTED   EXERCISE                       OPTION TERM
                             OPTIONS     TO EMPLOYEES IN     PRICE     EXPIRATION   -----------------------
NAME                        GRANTED(#)     FISCAL YEAR     ($/SHARE)      DATE          5%          10%
----                        ----------   ---------------   ---------   ----------   ----------   ----------
Terrell B. Jones..........     17,600(1)        .72        $60.3125     04/26/09    $  667,577   $1,691,713
                              300,000(2)      40.41        $23.00       10/01/09     4,339,410   10,996,530
James D. Marsicano........      4,400           .18        $40.5625     03/22/09       733,554    1,858,904
                               75,000(2)      10.10        $23.00       10/01/09     3,156,292    7,998,382
Jeffery M. Jackson........     25,000(3)       1.02        $46.6563     01/25/09       440,132    1,115,342
                              100,000(4)       4.06        $50.1875     12/13/09     2,367,219    5,998,786
Andrew B. Steinberg.......     15,000(3)        .61        $46.6563     01/25/09       112,243      284,436
                               75,000(4)       3.05        $50.1875     12/13/09     1,084,853    2,749,133

---------------

(1) We expect that in connection with the merger, Messrs. Jones, Marsicano and Steinberg will elect to convert all of their unvested options to purchase shares of Sabre Class A Common Stock to options to purchase shares of Travelocity.com Inc.'s common stock. The converted options will keep their original vesting schedule, which provides for vesting in annual 20% increments over the original five year period. The converted options will have their original ten year term. The number of shares subject to the converted options and exercise price of the converted options will each be adjusted by the ratio of the market price of Sabre common stock to the market price of the Preview Travel common stock at completion of the merger.

(2) Represents options to purchase shares of Travelocity.com Inc. common stock. Twenty five percent of the options will vest on the first anniversary of the date of grant, and the remainder will vest in equal increments over the following 36 months until fully vested on the fourth anniversary of grant. The options will have a ten year term.

(3) Represents normal 1999 grant of options to purchase Sabre Class A Common Stock.

(4) Represents options to purchase Sabre Class A Common Stock consisting of the normal 2000 grant, recognition of contribution to strategic transactions and retention as a key executive.

     The SEC mandates the 5% and 10% assumed annual rates of compounded stock price appreciation. We do not assure any executive officer or any other stockholder that the stock price will appreciate at the 5% and 10% levels, or at any other defined level. If the market price of the stock does not appreciate over the option term, the Named Executive Officers will not realize any value from these option grants.

OPTION EXERCISES DURING FISCAL 1999

     The following table sets forth information concerning options exercised by Named Executive Officers in 1999. The table sets forth exercises of options to purchase Sabre Class A Common Stock. The table also sets forth the number and value of unexercised in-the-money options for Sabre Class A Common Stock and Travelocity.com Inc. common stock held by these individuals at December 31, 1999.

AGGREGATE OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTIONS/SAR VALUE

                                                       NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                      UNDERLYING UNEXERCISED               IN-THE-MONEY
                             SHARES                   OPTIONS/ SARS AT FY-END        OPTIONS/ SARS AT FY-END
                            ACQUIRED      VALUE     ---------------------------   ------------------------------
NAME                       ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE(1)
----                       -----------   --------   -----------   -------------   -----------   ----------------
Terrell B. Jones.........    15,210      $587,976     78,800         382,240(2)   $1,956,111       $9,993,716(2)
James D. Marsicano.......     4,490       119,053      2,980          88,420(3)       57,978        2,271,238(3)
Jeffery M. Jackson.......    10,400       205,999     16,800         233,800         195,825        1,559,599
Andrew B. Steinberg......    14,150       522,443     32,310         126,850         815,313        1,122,368

---------------

(1) Based on an average market price of $51.8125 for Sabre's Class A Common Stock on the NYSE on December 31, 1999, minus the exercise price, multiplied by the number of shares underlying the option, and a fair market value of $51.375 for Travelocity.com Inc.'s common stock minus the exercise price, multiplied by the number of shares underlying the option.

(2) Includes options to purchase 300,000 shares of Travelocity.com Inc. common stock with a fiscal year-end value of $8,512,500.

(3) Includes options to purchase 75,000 shares of Travelocity.com Inc. common stock with a fiscal year-end value of $2,128,125.

     The "Value Realized" column represents the difference between the fair market value of the underlying securities on the date of exercise and the exercise price of the option. The value of the unexercised in-the-money options to purchase shares of Travelocity.com common stock was based on the closing price of Preview Travel common stock on December 31, 1999.

LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR

     Under Sabre's 1996 Long-Term Incentive Plan, Sabre awarded deferred shares of Sabre's Class A Common Stock to the Named Executive Officers. Under Sabre's 1998-2000 Performance Share Program, Sabre may grant performance shares to the Named Executive Officers, consisting of deferred shares of Sabre's Class A Common Stock issued under the 1996 plan. Sabre granted these shares contingent on the increase in the share price of Sabre Class A Common Stock plus dividends over the measurement period expressed as a percentage of the beginning share price performance relative to same performance standard for the S&P 500 companies over a three year performance period. The Named Executive Officers will continue to be eligible to receive deferred shares of Sabre's Class A Common Stock in performance cycles for which Sabre has already granted them performance shares. Messrs. Jones, Marsicano and Steinberg will not participate in future award cycles.

              LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR

                                         NUMBER OF        PERFORMANCE OR    ESTIMATED FUTURE PAYOUTS UNDER
                                      SHARES, UNITS OR     OTHER PERIOD       NON-STOCK PRICE BASED PLANS
                                           OTHER         UNTIL MATURATION   -------------------------------
NAME                                     RIGHTS(1)          OR PAYOUT       THRESHOLD    TARGET    MAXIMUM
----                                  ----------------   ----------------   ----------   -------   --------
Terrell B. Jones....................       6,960             12/31/01           0         6,960     13,920
James D. Marsicano..................         730             12/31/01           0           730      1,460
Jeffery M. Jackson..................       3,200             12/31/01           0         3,200      6,400
Andrew B. Steinberg.................       2,300             12/31/01           0         2,300      4,600

---------------

(1) All awards were grants of Sabre performance shares.

EMPLOYMENT AGREEMENTS

     Currently, Mr. Jones is a party to employment and termination benefits agreements with Sabre. In addition, Travelocity Holdings and Mr. Jones expect to enter into an employment agreement that will become effective upon the closing of the merger.

     Mr. Jones and Sabre are parties to an employment agreement effective October 1, 1997, and a termination benefits agreement with Sabre effective September 27, 1999. Under Mr. Jones' employment agreement, Sabre agreed to employ Mr. Jones through April 18, 2000. We anticipate that both of these agreements will terminate on the closing of the merger when he joins the Travelocity.com Business. Mr. Jones will not be entitled to any termination benefits under either agreement upon the closing of the merger.

     Under the new employment agreement, Travelocity Holdings would pay Mr. Jones termination benefits if Travelocity Holdings involuntarily terminated him without cause.

     If Mr. Jones' employment with Travelocity Holdings were to terminate for any reason other than an involuntary termination without cause, Travelocity Holdings would not have to provide termination benefits.

     Under the new employment agreement, if Travelocity Holdings must provide Mr. Jones termination benefits, then Travelocity Holdings must provide Mr. Jones the following benefits:

     - a lump sum payment equal to one year's salary and target bonus in effect at the time of termination;

     - acceleration of any vesting periods for Mr. Jones' options to purchase Travelocity.com Inc. common stock by one year; and

     - a period of 90 days from the date of termination to exercise his vested options to purchase Travelocity.com Inc. common stock.

     In addition, if Travelocity Holdings involuntarily terminates Mr. Jones without cause within two years of a change in control, all of Mr. Jones' stock options would vest immediately. A change in control under Mr. Jones' new employment agreement occurs when a change in control occurs under the Travelocity Holdings, Inc. 1999 Long-Term Incentive Plan.

     Mr. Steinberg and Sabre are parties to a termination benefits agreement effective September 27, 1999. Under the termination benefits agreement, Sabre must pay Mr. Steinberg termination benefits if:

     - within two years following a change in control of Sabre, if Sabre terminates Mr. Steinberg, or if he terminates his employment for "good reason;"

     - within a 30-day period immediately following the first anniversary of a change in control of Sabre, if he terminates his employment for any or no reason; or

     - Sabre terminates him within six months prior to a change in control of Sabre.

     If Sabre terminates Mr. Steinberg for cause or as a result of his death, disability or retirement, Sabre does not have to pay termination benefits.

     Under the termination benefits agreement with Mr. Steinberg, a change in control of Sabre occurs:

     - if a person other than Sabre or a subsidiary acquires 15% or more of the combined voting power of Sabre's then outstanding securities;

     - if the individuals who constitute the Sabre board of directors cease for any reason to constitute at least a majority of the board of directors, unless those individuals becoming new directors are approved by a vote of at least a majority of the incumbent board of directors;

     - when Sabre completes a reorganization, merger or sale of all or substantially all of its assets or acquires the assets of another corporation, if the same persons who owned Sabre prior to the transaction do not own at least 60% of the entity created by the transaction, or a majority of Sabre's board of directors does not serve on the board of the new entity; or

     - when Sabre's stockholders approve a complete liquidation or dissolution of Sabre.

     A change in control would not occur if AMR Corporation distributes its stock in Sabre to its stockholders or sells such stock to the public in an underwritten public offering.

     Under the termination benefits agreement, if Sabre terminates Mr. Steinberg or Mr. Steinberg quits for good reason, and Sabre must pay Mr. Steinberg termination benefits, then Sabre must pay Mr. Steinberg a lump sum as follows:

        - three times the greater of:

        - his annual base salary at the termination date, or

        - his annual base salary immediately prior to the change in control;
          plus

        - three times the greater of:

        - the greatest annual bonus awarded to Mr. Steinberg under the Sabre Variable Compensation Plan or any other bonus plan for the prior 3 years, or

        - the highest target bonus rate applicable to him for any period during the prior three-year period, multiplied by the annual applicable base salary determined under the first part above, and other miscellaneous benefits.

     In addition, upon a change in control, Mr. Steinberg's stock awards would vest immediately. Finally, Sabre would generally have to reimburse Mr. Steinberg for any excise taxes paid in accordance with the Internal Revenue Code and for federal income tax paid on the excise tax reimbursement. A portion of these payments may not be deductible under Section 280G of the Internal Revenue Code.

     Mr. Steinberg's employment with Travelocity Holdings does not result in a change of control under his termination benefits agreement.

                        COMPARISON OF STOCKHOLDER RIGHTS

     At the merger, the holders of Preview Travel common stock will receive Travelocity.com Inc.'s common stock and become stockholders in Travelocity.com Inc. The following summary highlights the material differences between the rights of holders of Preview Travel common stock and the rights of holders of Travelocity.com Inc.'s common stock, and the material differences between the certificate of incorporation and bylaws of Preview Travel and Travelocity.com Inc.'s restated certificate of incorporation and bylaws that will be in effect following the merger. This summary is qualified by reference to Travelocity.com Inc.'s restated certificate of incorporation and restated bylaws, which are attached as Annexes D and E to this proxy statement/prospectus.

    SUMMARY OF MATERIAL DIFFERENCES BETWEEN CURRENT RIGHTS OF PREVIEW TRAVEL STOCKHOLDERS AND RIGHTS THOSE STOCKHOLDERS WILL HAVE FOLLOWING THE MERGER

               PREVIEW TRAVEL                              TRAVELOCITY.COM INC.
               --------------                              --------------------
                                    CORPORATE GOVERNANCE
The rights of Preview Travel stockholders are  The rights of Travelocity.com Inc.'s
currently governed by Delaware law, the        stockholders will be governed by Delaware law
certificate of incorporation, and bylaws of    and the Travelocity.com Inc. restated
Preview Travel.                                certificate of incorporation and restated
                                               bylaws.

                                  AUTHORIZED CAPITAL STOCK
50,000,000 shares of common stock, par value   135,000,000 shares of common stock, par value
$.001 per share. 5,000,000 shares of           $.001 per share.
preferred stock, par value $.001 per share.
100,000 shares of this preferred stock is      75,000,000 shares of Class B Common Stock,
designated Series A Participating Preferred    par value $.001 per share.
Stock.
                                               40,000,000 shares of preferred stock, par
                                               value $.001 per share.
                                               33,000,000 shares of this preferred stock is
                                               designated as Series A Preferred Stock.

                                       VOTING RIGHTS
Each share of Preview Travel common stock is   Each share of Travelocity.com Inc.'s common
entitled to one vote for each share.           stock will be entitled to one vote. Each
                                               share of Series A Preferred Stock will be
                                               entitled to one vote for each share. The
                                               holders of common stock and Series A
                                               Preferred Stock will vote together as a
                                               single class on all matters on which a
                                               stockholder vote is taken.

                                    NUMBER OF DIRECTORS
Preview Travel currently has seven directors,  Travelocity.com Inc.'s restated bylaws will
with up to nine total directors permitted      provide that, subject to the rights of
under its current bylaws.                      holders of any series of preferred stock, the
                                               number of directors shall be fixed by the
                                               board but may not be more than fifteen nor
                                               less than three. Travelocity.com Inc. will
                                               have nine directors immediately following the
                                               merger. The issuance of Class B Common Stock
                                               will require the number of directors to be
                                               fixed at fifteen members. Upon conversion of
                                               the Class B Common Stock to common stock, the
                                               size of the board may be reduced.

               PREVIEW TRAVEL                              TRAVELOCITY.COM INC.
               --------------                              --------------------
                                   INDEPENDENT DIRECTORS
Preview Travel's certificate of incorporation  At least two directors on Travelocity.com
does not require any independent directors.    Inc.'s board must not be directors of,
                                               employed by, or engaged in a material
                                               business relationship with, Sabre or its
                                               affiliates.

                            NOMINATION AND ELECTION OF DIRECTORS
Directors may be nominated at an annual        Directors may be nominated at an annual
meeting or special meeting with proper notice  meeting or special meeting with proper notice
by the board of directors or any stockholder   by the board of directors or any stockholder
who is entitled to vote in the election. No    who is entitled to vote in the election. No
stockholder is permitted to cumulate votes at  stockholder will be permitted to cumulate
any election of directors. Preview Travel's    votes at any election of directors.
bylaws permit stockholders to vote at a        Travelocity.com Inc.'s restated bylaws will
meeting of stockholders in person or by        permit stockholders to vote at a meeting of
proxy.                                         stockholders in person or by proxy. If the
                                               Class B Common Stock has been issued, the
                                               Class B Common Stock will be entitled to
                                               elect 80% of the board of directors with the
                                               remaining directors to be elected by the
                                               holders of common stock and Class B Common
                                               Stock voting together as a single class.
                     TERMS AND CLASSIFICATION OF THE BOARD OF DIRECTORS
The Preview Travel board of directors is not   Travelocity.com Inc.'s board of directors
classified. All of the directors are elected   will be classified into three equal classes.
at each annual meeting of stockholders and     The initial class of directors for each of
hold office until the next annual meeting.     the three classes will be elected for terms
                                               expiring at each annual stockholders meeting
                                               in the years 2001, 2002, and 2003. At the
                                               annual stockholders meeting starting with the
                                               2001 annual meeting, the successor of the
                                               class of directors whose terms expire at that
                                               meeting will be elected to hold office for a
                                               term of three years.

                                    REMOVAL OF DIRECTORS
Preview Travel directors may be removed from   Travelocity.com Inc.'s directors may be
office, with or without cause, by a majority   removed from office at any time, with or
vote of stockholders.                          without cause, by the majority vote of
                                               stockholders entitled to vote at an election
                                               of directors, voting together as a single
                                               class. After Sabre no longer beneficially
                                               owns a majority of the voting power of
                                               Travelocity.com Inc., directors may be
                                               removed only for cause by at least 80% of the
                                               voting power in Travelocity.com Inc. If the
                                               Class B Common Stock has been issued,
                                               directors elected by the holders of Class B
                                               Common Stock may be removed from office with
                                               or without cause, at any time, by at least
                                               80% of the voting power in outstanding Class
                                               B Common Stock.

               PREVIEW TRAVEL                              TRAVELOCITY.COM INC.
               --------------                              --------------------
                                 FILLING DIRECTOR VACANCIES
Preview Travel's bylaws provide that a         Travelocity.com Inc.'s restated bylaws will
vacancy created by a removal of a director     require that, unless the board of directors
may be filled only by a majority vote of the   determines otherwise, vacancies on the board
stockholders represented and voting at a duly  of directors, resulting from death, held meeting in which a quorum is present. If  resignation, retirement, disqualification,
a director has resigned, or a vacancy has      removal from office, or other cause, and
been created by an increase in the authorized  newly created directorships resulting from
number of directors, the vacancy may be        any increase in the authorized number of
filled by a majority of directors then in      directors, are to be filled by a majority of
office or by a sole remaining director.        the remaining directors. If Class B Common
                                               Stock has been issued, vacancies of Class B
                                               directors can only be filled by the remaining
                                               Class B directors.

                              SPECIAL MEETINGS OF STOCKHOLDERS
A special meeting of the Preview Travel        A special meeting may be called by the board
stockholders may be called by Preview          or at the request of the holders of a
Travel's board of directors, the chairman of   majority of the voting power in
the board, the president, or by stockholders   Travelocity.com Inc. After Sabre no longer
holding more than 10% of the votes at such     beneficially owns a majority of the voting
meeting.                                       power in Travelocity.com Inc., only the board
                                               will be able to call a special meeting.
                           STOCKHOLDER ACTION BY WRITTEN CONSENT
Preview Travel stockholders cannot take        Travelocity.com Inc.'s stockholders may take
action by written consent.                     action by written consent in lieu of
                                               meetings. After Sabre no longer beneficially
                                               owns a majority of the voting power in
                                               Travelocity.com Inc., stockholders will be
                                               prohibited from taking action by written
                                               consent.

                                 ADVANCE NOTICE PROVISIONS
For a stockholder to nominate a person for     For a stockholder to nominate a person for
election as a director, the stockholder must   election as a director and bring other
deliver written notice to Preview Travel       business properly before an annual meeting or
regarding the nomination not less than 60      to nominate a person for election as a
days nor more than 90 days prior to the        director at a special meeting of
annual meeting of stockholders.                stockholders, the stockholder a must provide
                                               written notice to Travelocity.com Inc. not
                                               less than 90 days nor more than 120 days
                                               prior to the first anniversary of the
                                               preceding year's annual meeting or the date
                                               of such special meeting or the tenth day
                                               following the date on which public
                                               announcement of the date of such annual or
                                               special meeting is made.

                          DIRECTORS' AND OFFICERS' INDEMNIFICATION
Preview Travel's bylaws require                Travelocity.com Inc.'s bylaws will require
indemnification of its present and former      indemnification of its present and former
officers and directors and permits             officers and directors and permits
indemnification of its employees and agents    indemnification of its employees and agents
to the fullest extent and in the manner        to the fullest extent and in the manner
permitted by the Delaware law. Preview Travel  permitted by Delaware law. Travelocity.com
must advance expenses incurred by a director   Inc. must advance the expenses incurred by a
or officer in defending any proceeding.        director or officer in defending any
                                               proceeding within 60 days of receipt of the
                                               request for indemnification.

               PREVIEW TRAVEL                              TRAVELOCITY.COM INC.
               --------------                              --------------------
                             DIRECTORS' AND OFFICERS' INSURANCE
Preview Travel may maintain insurance for      Travelocity.com Inc. will be required to
present or former directors, officers,         provide and maintain insurance on behalf of
employees or agents against any liability,     any director or officer of Travelocity.com
whether or not Preview Travel would have the   Inc., whether or not Travelocity.com Inc.
power to indemnify such person against such    would have the power to indemnify such person
liability under the Delaware law.              against such liability under Delaware law.

                                STOCKHOLDER RIGHTS AGREEMENT
Preview Travel has entered into a stockholder  Travelocity.com Inc. will not have a
rights plan. The rights plan applies if any    stockholder rights plan at the time of the
person or group acquires 20% or more of        merger.
Preview Travel's common stock or Preview
Travel announces a tender or exchange offer,
the consummation of which would result in
ownership by a group or person of 20% or more
of Preview Travel's common stock. Then shares
of Series A Participating Preferred Stock
shall be exchanged for an amount per share
equal to 1000 times the aggregate amount of
stock, securities, cash, or other property
into which each share of Preview Travel's
common stock was exchanged. Preview Travel
has amended the plan to permit the
transactions contemplated by the merger
agreement.
                                      BYLAW AMENDMENTS
The Preview Travel bylaws may be amended by    Travelocity.com Inc.'s bylaws may be amended
the stockholders or the board of directors as  by the stockholders or the board of directors
permitted by the bylaws. The bylaws further    as long as notice of the proposed change to
provide that conferring power upon the board   the bylaws is given in advance of the board
of directors to amend the bylaws shall not     meeting. The bylaws further provide that they
divest or limit the Preview Travel             may be amended or repealed by the directors
stockholders of their power to amend the       or stockholders. After Sabre no longer
bylaws.                                        beneficially owns a majority of the voting
                                               power in Travelocity.com Inc., amendments to
                                               the bylaws by stockholders will require a
                                               vote of at least 80% of the voting power in
                                               Travelocity.com Inc.

                          CERTIFICATE OF INCORPORATION AMENDMENTS
Preview Travel's certificate of incorporation  Travelocity.com Inc.'s restated certificate
may be amended by a vote of the majority of    of incorporation may be amended by a vote of
Preview Travel stockholders.                   the majority of Travelocity.com Inc.'s
                                               stockholders. After Sabre no longer
                                               beneficially owns a majority of the voting
                                               power in Travelocity.com Inc., amendments to
                                               the restated certificate of incorporation
                                               will require a vote of at least 80% of
                                               Travelocity.com Inc.'s voting power.

              DESCRIPTION OF TRAVELOCITY.COM INC.'S CAPITAL STOCK

     The following summarizes the terms of Travelocity.com Inc.'s capital stock that will be in effect after completion of the merger. This summary is qualified by reference to Travelocity.com Inc.'s restated certificate of incorporation and restated bylaws. Copies of Travelocity.com Inc.'s restated certificate of incorporation and restated bylaws are attached as Annexes D and E to this proxy statement/prospectus.

GENERAL

     Travelocity.com Inc.'s authorized capital stock after the merger will consist of 135 million shares of common stock, par value $.001 per share, 75 million shares of Class B Common Stock, par value $.001 per share, 40 million shares of preferred stock, par value $.001, 33 million shares of which will be designated as Series A Preferred Stock, par value $.001 per share.

COMMON STOCK

     Holders of shares of Travelocity.com Inc.'s common stock:

     - will be entitled to receive dividends when and as declared by Travelocity.com Inc.'s board from legally available funds for that purpose, if any;

     - will not be able to cumulate voting rights;

     - will be entitled to one vote per share on all matters on which stockholders generally are entitled to vote, including the election of directors;

     - will be entitled, upon any liquidation, dissolution or winding up of Travelocity.com Inc., to a pro rata distribution of the assets and funds available for distribution to stockholders; and

     - will not have preemptive or preferential rights to subscribe for or purchase any new or additional issue of stock or securities convertible into Travelocity.com Inc.'s stock, nor will stockholders be entitled to the benefits of any redemption or sinking fund provisions.

     The shares of Travelocity.com Inc.'s common stock that will be issued in the merger will be duly authorized, validly issued, fully paid, and nonassessable.

     EquiServ will be the transfer agent and registrar for Travelocity.com Inc.'s common stock. After the merger, the common stock of Travelocity.com Inc. held by the former Preview Travel stockholders is expected to be listed on the Nasdaq National Market and registered under the Securities Act, and the Preview Travel common stock will no longer be so listed or registered. Shares of Travelocity.com Inc.'s common stock may be traded on the Nasdaq National Market under the symbol "TVLY."

DIVIDEND LIMITATIONS

     Travelocity.com Inc. has never declared or paid any cash dividends on the common stock and does not anticipate declaring or paying dividends on the common stock in the foreseeable future. There are no limitations on dividends in Travelocity.com Inc.'s organizational documents.

ADDITIONAL SERIES OF PREFERRED STOCK

     Travelocity.com Inc.'s restated certificate of incorporation will authorize the board of directors to create and issue one or more series of preferred stock and determine the rights and preferences of each series within the limits set forth in the restated certificate of incorporation and applicable law. When, and if, any such new series of Travelocity.com Inc.'s preferred stock is issued, it could affect the dividend, voting, and liquidation rights of Travelocity.com Inc.'s common stock.

SERIES A PREFERRED STOCK

     At the time of the merger, 33 million shares of Series A Preferred Stock, par value $.001 per share, will be authorized. In the merger, Travelocity.com Inc. will issue all of the Series A Preferred Stock to Travelocity Holdings. Transfers of the Series A Preferred Stock will only be permitted to Travelocity Holdings' affiliates, or in connection with any merger, acquisition or other business combination involving Travelocity.com Inc. and Travelocity Holdings or any affiliate of Travelocity Holdings. All of the Series A Preferred Stock will be convertible as a series in the aggregate into 3 million shares of Travelocity.com Inc.'s common stock at any time by the majority of the holders of the Series A Preferred Stock. Each share of Series A Preferred Stock will be entitled to one vote per share and will vote together as single class with the holders of common stock.

  Ranking

     The Series A Preferred Stock will rank as follows:

     - junior as to any class or series of stock that is entitled by its terms to the receipt of dividends or other amounts distributable upon liquidation, dissolution, or winding up, in preference or priority to the Series A Preferred Stock;

     - on parity with any class or series of stock without preference or priority over Series A Preferred Stock with respect to the payment of dividends or other amounts, or as to distribution of assets upon liquidation, dissolution, or winding up, whether or not the dividend rates, dividend payment rates, dividend payment dates or redemption or liquidation prices per share of the class or series of stock are different from those of Series A Preferred Stock; and

     - senior as to any class or series of stock as to the payment of dividends or other amounts distributable upon liquidation, dissolution, or winding up, if the Series A Preferred Stock by its terms is entitled to such dividend payments or other distributable amounts in preference or priority to the holders of the other class or series of stock.

     Additional series of preferred stock may be created that are junior, senior, or on parity with the Series A Preferred Stock.

  Dividends

     The restated certificate of incorporation will provide that if dividends or other distributions are payable on shares of common stock, the board of directors must simultaneously declare a dividend or distribution on shares of the Series A Preferred Stock so that the holders of Series A Preferred Stock receive the dividend or distribution that would be payable to them assuming the Series A Preferred Stock has been fully converted into 3 million shares of common stock. If the dividend or distribution is payable in the form of Travelocity.com Inc.'s voting securities or rights in respect of such voting securities, and such dividend or distribution would result in a reduction of the relative voting power of the Series A Preferred Stock stockholders, the restated certificate of incorporation requires the board of directors to declare a dividend or distribution payable in Series A Preferred Stock, or in rights in respect of Series A Preferred Stock, or to make any other adjustment necessary to maintain the relative voting power of the holders of Series A Preferred Stock and common stock in effect immediately prior to the record date for the dividend or distribution.

  Liquidation, Dissolution, or Winding Up

     After a voluntary or involuntary liquidation, dissolution, or winding up of Travelocity.com Inc., and after the payment of Travelocity.com Inc.'s debts and other liabilities and payment of any preferential amounts to holders of any class or series of stock senior to Series A Preferred Stock, Series A Preferred Stock will be entitled to share ratably in the remaining net assets of Travelocity.com Inc. with the holders of common and Class B Common Stock, if any, as if the Series A Preferred Stock had been fully converted into 3 million shares of common stock.

CLASS B COMMON STOCK

     The restated certificate of incorporation will authorize 75 million shares of Class B Common Stock, par value $.001 per share. Travelocity.com Inc. may issue Class B Common Stock only to Travelocity Holdings or any affiliate of Travelocity Holdings and only in connection with a tax-free distribution of Sabre's ownership in the Travelocity.com Partnership to Sabre's stockholders in a transaction known as a "spin-off." Under the terms of the partnership agreement, the Class B Common Stock will be issued in exchange for an amount of cash determined at that time, and all of the Travelocity.com Partnership units, shares of common stock and shares of Series A Preferred Stock held by the Sabre Partners. The Class B Common Stock has powers, preferences, rights, qualifications, limitations, and restrictions identical to the common stock, except with respect to voting rights and removal of directors.

  Voting Rights and Removal of Directors

     Holders of Class B Common Stock will be entitled to vote separately as a class to elect such number of directors as needed to constitute 80% of Travelocity.com Inc.'s board of directors. After the Class B Common Stock is issued, Travelocity.com Inc.'s board of directors will be fixed at fifteen and divided into three classes, with the Class B Common Stock electing four of the five directors in each class. The remaining directors will be elected by holders of common stock and Class B Common Stock voting together as a single class. Once elected, Class B directors may be removed from office, with or without cause, at any time, by 80% of the voting power of the outstanding Class B Common Stock. Vacancies among Class B directors can only be filled by a majority of the remaining Class B directors. After the Class B Common Stock is fully converted into common stock, the board of directors may reduce the size of the board, but the board will remain classified into three classes.

  Conversion

     The Class B Common Stock will automatically convert into common stock on the fifth anniversary of the date on which shares of Class B Common Stock are first transferred to the holders of Sabre's Class A or Class B Common Stock in the tax-free spin-off of its ownership interest in the Travelocity.com Partnership. The automatic conversion to common stock may not occur on the fifth anniversary if, prior to the fifth anniversary, Travelocity.com Inc. receives an opinion from Sabre's tax counsel that the elimination of the Class B Common Stock will cause the spin-off to become taxable. In this case, the conversion will not occur until Travelocity.com Inc. receives an opinion from Sabre's tax counsel that a stockholder vote or the conversion will not cause the spin-off to become a taxable event and the conversion is approved by the holders of common stock and Class B Common Stock voting together as a single class, with each share of Class B Common Stock and each share of common stock having one vote.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF TRAVELOCITY.COM INC.'S RESTATED CERTIFICATE OF INCORPORATION AND RESTATED BYLAWS

     Travelocity.com Inc.'s restated certificate of incorporation and restated bylaws will provide that:

     - the board of directors is divided into three classes as nearly equal in number as is possible, with the term of one class expiring at the annual meeting in each year;

     - once Sabre no longer beneficially owns a majority of Travelocity.com Inc.'s voting power, stockholders will be prohibited from requesting a special meeting of stockholders, other than meetings of holders of Class B Common Stock for the election of Class B directors;

     - stockholders cannot cumulate their votes;

     - stockholders must give advance notice to Travelocity.com Inc. for a stockholder to nominate directors for election at a stockholders' meeting;

     - Travelocity.com Inc. must indemnify present and former officers and directors, and may indemnify employees and agents;

     - personal liability of directors to Travelocity.com Inc. or its stockholders for breach of fiduciary duty is limited to the fullest extent permitted under Delaware law; and

     - once Sabre no longer beneficially owns a majority of the voting power in Travelocity.com Inc., Travelocity.com Inc.'s stockholders will be prohibited from taking action by written consent and the following actions will require approval of at least 80% of Travelocity.com Inc.'s voting power:

      - the removal for cause of directors other than at the expiration of their terms, and

      - the amendment of Travelocity.com Inc.'s restated certificate of incorporation or the restated bylaws.

     After the merger, there will be 7 million authorized and unissued shares of preferred stock. Travelocity.com Inc.'s restated certificate of incorporation will authorize the board of directors to issue one or more series of preferred stock and to establish the designations, powers, preferences, and rights of each series of preferred stock. This preferred stock could have terms that could delay, deter or prevent a tender offer or takeover attempt of Travelocity.com Inc.

     Moreover, under Delaware law, an acquirer of 15% or more of Travelocity.com Inc.'s shares must wait three years before a business combination with Travelocity.com Inc. unless one of the following exceptions is available:

     - approval by Travelocity.com Inc.'s board of directors prior to the time the acquirer became a 15% stockholder of Travelocity.com Inc.;

     - achieving an ownership level of at least 85% of Travelocity.com Inc.'s shares in the transaction in which the acquirer became a 15% stockholder of Travelocity.com Inc.; or

     - approval of the business combination by Travelocity.com Inc.'s board of directors and at least two-thirds of Travelocity.com Inc.'s disinterested stockholders.

     Any of these provisions could delay, deter, or prevent a tender offer or takeover attempt with respect to Travelocity.com Inc.

                      WHERE YOU CAN FIND MORE INFORMATION

     Travelocity.com Inc. has filed a registration statement on Form S-4 to register with the SEC Travelocity.com Inc. common stock to be issued to Preview Travel stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Travelocity.com Inc. in addition to being a proxy statement of Preview Travel for the meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     In addition, Preview Travel files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, and Travelocity.com Inc. will begin to file such reports upon completion of the merger. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

Public Reference Room          New York Regional Office       Chicago Regional Office
450 Fifth Street, N.W.         7 World Trade Center           Citicorp Center
Room 1024                      Suite 1300                     500 West Madison Street
Washington, D.C. 20549         New York, New York 10048       Suite 1400
                                                              Chicago, Illinois 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers, including Travelocity.com Inc. and Preview Travel, who file electronically with the SEC. The address of that Web site is www.sec.gov. You can also inspect reports, proxy statements and other information about Preview Travel at the office of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20036.

     The SEC allows us to "incorporate by reference" information into this document. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

     This document incorporates by reference the documents listed below that Preview Travel has previously filed with the SEC. They contain important information about Preview Travel and its financial condition. Some of these filings have been amended by later filings, which are also listed.

PREVIEW TRAVEL'S SEC FILINGS (FILE NO. 000-23177)
-------------------------------------------------
Annual Report Form 10-K                             Year ended December 31, 1998
Amendment to Current Report on Form 8-K, dated      Provides further information regarding a
January 12, 1999                                    transaction with NewsNet Central, Inc.
Quarterly Report on Form 10-Q                       Quarter ended March 31, 1999
Quarterly Report on Form 10-Q                       Quarter ended June 30, 1999
Quarterly Report on Form 10-Q                       Quarter ended September 30, 1999
Amendment to Quarterly Report on Form 10-Q, filed   Amendment to report on the quarter ended
December 30, 1999                                   September 30, 1999
Definitive Proxy Statement on Schedule 14A          Definitive proxy statement relating to the
                                                    1999 annual meeting of Preview Travel
                                                    stockholders on June 15, 1999
Revised Definitive Proxy Statement on Schedule      Revised definitive proxy statement relating
14A                                                 to the 1999 annual meeting of Preview Travel
                                                    stockholders on June 15, 1999
Current Report on Form 8-K, dated October 6, 1999   Discloses the entering into of the merger
                                                    agreement and related matters
Amendment to Registration Statement on Form 8-A,    Reflects amendment of Preview Travel's rights
dated October 12, 1999                              plan in connection with the merger

     We incorporate by reference additional documents that Preview Travel may file with the SEC between the date of this document and the date of the special stockholder meeting. These documents include periodic reports, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     You can obtain any of the documents incorporated by reference in this document from Preview Travel or from the SEC through the SEC's Web site at the address provided above. Documents incorporated by reference are available from Preview Travel without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Preview Travel at the following address:

        Preview Travel
        747 Front Street
        San Francisco, California 94111
        Attention: Casey Cotter
        Telephone No.: (415) 439-1200

     IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY FEBRUARY 16, 2000 TO RECEIVE THEM BEFORE THE SPECIAL STOCKHOLDERS MEETING. If you request any incorporated documents from us, Preview Travel will mail them to you by first class mail, or another equally prompt means, within one business day after Preview Travel receives your request.

                          FUTURE STOCKHOLDER PROPOSALS

     Preview Travel will hold an annual meeting in the year 2000 only if the merger has not already been completed. If the annual meeting is held, stockholders' proposals will be eligible for consideration for inclusion in the proxy statement for the 2000 annual meeting only if the proposals are received by the Secretary of Preview Travel, Leonard R. Stein, Preview Travel, Inc., 747 Front Street, San Francisco, California 94111, no later than January 15, 2000.

                                    EXPERTS

     The balance sheet of Travelocity.com Inc. at September 30, 1999 and the financial statements of the Travelocity Division at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in this proxy statement/prospectus, which is made a part of Travelocity.com Inc.'s Form S-4 registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports, given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Preview Travel at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, incorporated by reference in this proxy statement/prospectus, which is made a part of Travelocity.com Inc.'s Form S-4 registration statement, have been audited by PricewaterhouseCoopers LLP, independent auditors, as set forth in their report included in Preview Travel's annual report on Form 10-K, which is incorporated by reference in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     Legal matters relating to the validity of the shares of Travelocity.com Inc.'s common stock offered by this proxy statement prospectus and federal income tax matters relating to the merger will be passed upon for Travelocity.com Inc. by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, New York, New York. Federal income tax matters relating to the merger will be passed upon for Preview Travel by Simpson Thacher & Bartlett, New York, New York.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     Representatives of PricewaterhouseCoopers will be present at the special stockholders meeting. These representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

                         INDEX TO FINANCIAL STATEMENTS

TRAVELOCITY.COM INC.
Report of Ernst & Young LLP.................................   F-2
Balance Sheet...............................................   F-3
Notes to Financial Statement................................   F-4
TRAVELOCITY DIVISION
Report of Ernst & Young LLP.................................   F-6
Balance Sheets..............................................   F-7
Statements of Operations....................................   F-8
Statements of Cash Flows....................................   F-9
Statements of Division Equity (Deficit).....................  F-10
Notes to Financial Statements...............................  F-11

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Travelocity.com Inc.

     We have audited the accompanying balance sheet of Travelocity.com Inc. as of September 30, 1999. This balance sheet is the responsibility of the management of Travelocity.com Inc. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Travelocity.com Inc. at September 30, 1999, in conformity with generally accepted accounting principles.

                                            Ernst & Young LLP

October 29, 1999
Dallas, Texas

                              TRAVELOCITY.COM INC.

                                 BALANCE SHEET

                                     ASSETS

                                                                SEPTEMBER 30, 1999
                                                              ----------------------
                                                              (IN THOUSANDS, EXCEPT
                                                              PER SHARE INFORMATION)
Assets......................................................          $   --
                                                                      ------
          Total assets......................................          $   --
                                                                      ======
Stockholder's equity
  Class A Common Stock: $.001 par value; 3,000 shares
     authorized, issued and outstanding.....................          $    3
  Class B Common Stock: $.001 par value; 1,500 shares
     authorized; no shares issued...........................              --
  Stock subscription receivable from affiliate..............              (3)
                                                                      ------
          Total stockholder's equity........................          $   --
                                                                      ======

    The accompanying notes are an integral part of this financial statement.

                              TRAVELOCITY.COM INC.

                          NOTES TO FINANCIAL STATEMENT
                               SEPTEMBER 30, 1999

1. GENERAL

     Travelocity.com Inc. (the "corporation") was incorporated on September 30, 1999 as a wholly owned subsidiary of Sabre Holdings Corporation ("Sabre"). Travelocity.com Inc. currently has no operating activities, but was established to consummate the proposed merger discussed in Note 2.

     The authorized capital of the Company is 3 million shares of Class A Common Stock and 1.5 million shares of Class B Common Stock. At September 30, 1999, 3 million shares of Class A Stock have been issued to a Sabre affiliate in exchange for a stock subscription.

2. SUBSEQUENT EVENT

     Proposed Merger with Preview Travel, Inc. On October 3, 1999 Sabre announced the terms of an agreement to combine Travelocity.com Inc., its Travelocity business unit (the "Travelocity Division") and Preview Travel Inc. ("Preview Travel") in a holding company/partnership structure. When the transactions are completed, Travelocity.com Inc. will be a holding company whose sole asset will be units of Travelocity.com LP (the "partnership"). Sabre will also own units of the Travelocity.com Partnership. The Travelocity.com Partnership will ultimately own all of the assets and have all of the liabilities of the Travelocity Division and Preview Travel.

     Currently, the Travelocity Division is an operating division of Sabre engaged in consumer direct Internet travel distribution. Immediately prior to the merger, Sabre and TSGL Holding, Inc., a wholly owned subsidiary of Sabre, will contribute the Travelocity Division and $50 million in cash to the Travelocity.com Partnership and receive partnership units in exchange. Then Sabre will contribute partnership units to Travelocity Holdings, Inc. ("Travelocity Holdings"), a wholly owned subsidiary of Sabre, as additional paid-in-capital, and Travelocity Holdings will contribute a portion of those partnership units to Travelocity.com Inc. as additional paid-in-capital, so that those entities become partners in the Travelocity.com Partnership.

     As a result, immediately prior to the merger, the Travelocity.com Partnership will own the Travelocity Division and $50 million in cash. Sabre will own the Travelocity.com Partnership through a combination of its direct interest, its interest held through Travelocity Holdings and TSGL Holding, and its interest held through Travelocity.com Inc.

     In the merger, Preview Travel, which is also engaged in consumer direct Internet travel distribution, will be merged with and into Travelocity.com Inc. Travelocity.com Inc. will be the surviving corporation. Each share of Preview Travel common stock will be converted into one share of Travelocity.com Inc.'s common stock. Approximately 14 million shares of Travelocity.com Inc.'s common stock will be issued to former Preview Travel stockholders in the merger. The shares of Travelocity.com Inc.'s common stock beneficially held by Sabre will be converted in the merger into 33 million shares of Series A Preferred Stock.

     The preferred stock is convertible into 3 million shares of Travelocity.com Inc.'s common stock, and the preferred stock receives dividends and distributions on a basis as if it were converted into common stock. Economically, therefore, Travelocity.com Inc. will have approximately 17 million common stock equivalent shares outstanding after the merger. The shares of common stock issued to former Preview Travel stockholders will represent an approximate 82% (14 million out of 17 million) equity interest in Travelocity.com Inc., and the shares of preferred stock issued to Sabre will represent an approximate 18% (3 million out of 17 million) equity interest in Travelocity.com Inc.

     Immediately after the merger, Travelocity.com Inc. will contribute all of the Preview Travel assets and liabilities to the Travelocity.com Partnership. In exchange, Travelocity.com Inc. will receive additional

                              TRAVELOCITY.COM INC.

units of the Travelocity.com Partnership representing in total an approximate 36 % equity interest in the Travelocity.com Partnership.

     As a result, the current Preview Travel stockholders will become Travelocity.com Inc.'s public stockholders and will receive shares of common stock in the merger that equates to approximately a 30% equity interest in the Travelocity.com Partnership -- that is, 82% (their equity interest in Travelocity.com Inc.) of the 36% equity interest in the Travelocity.com Partnership held by Travelocity.com Inc.

     Sabre will beneficially hold an approximate 70% equity interest in the Travelocity.com Partnership -- that is:

     - a 64% equity interest held directly or through its affiliates, plus

     - a 6% equity interest held through Travelocity.com Inc. -- that is, 18% (its equity interest in Travelocity.com Inc.) of 36% (Travelocity.com Inc.'s equity interest in the Travelocity.com Partnership).

In connection with the closing of the merger, Travelocity.com Inc., the Travelocity.com Partnership, Sabre and certain Sabre affiliates will enter into certain agreements governing the operations of the Travelocity.com Partnership, the management of the Travelocity.com Partnership by Travelocity Holdings, the contributions of the assets and liabilities of the Travelocity Division and Preview Travel to the Travelocity.com Partnership and other agreements related to the separation of the Travelocity Division from Sabre.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Sabre Holdings Corporation

     We have audited the accompanying balance sheets of the Travelocity Division, an operating division of Sabre Holdings Corporation, as of December 31, 1998 and 1997, and the related statements of income, division equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Travelocity Division's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Travelocity Division at December 31, 1998 and 1997, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                            Ernst & Young LLP

July 30, 1999, except as to Note 10 as
to which the date is October 29, 1999.
Dallas, Texas

                              TRAVELOCITY DIVISION

                                 BALANCE SHEETS

                                     ASSETS

                                                                DECEMBER 31,
                                                             -------------------   SEPTEMBER 30,
                                                               1997       1998         1999
                                                             --------   --------   -------------
                                                                                    (UNAUDITED)
                                                                       (IN THOUSANDS)
Current assets
  Accounts receivable......................................  $    612   $  2,721     $  5,084
  Prepaid expenses and other current assets................        --         --           26
                                                             --------   --------     --------
     Total current assets..................................       612      2,721        5,110
Property and equipment
  Leasehold improvements...................................        --        688          726
  Furniture, fixtures and equipment........................        --        897          995
  Computer equipment.......................................       438      1,147        1,237
                                                             --------   --------     --------
                                                                  438      2,732        2,958
  Less accumulated depreciation............................      (212)      (524)        (947)
                                                             --------   --------     --------
     Total property and equipment..........................       226      2,208        2,011
Intangible assets, net.....................................     8,286      6,238        4,702
Other assets...............................................         2          2           --
                                                             --------   --------     --------
          Total assets.....................................  $  9,126   $ 11,169     $ 11,823
                                                             ========   ========     ========
                           LIABILITIES AND DIVISION EQUITY (DEFICIT)
Current liabilities
  Accounts payable.........................................  $    902   $    662     $  4,353
  Accrued compensation and related benefits................       148        405          914
  Other accrued liabilities................................       317        693          520
  Payable to affiliates....................................       450      1,423           20
                                                             --------   --------     --------
          Total current liabilities........................     1,817      3,183        5,807
Payable to affiliates......................................    38,976     55,594       68,553
Other liabilities..........................................        88        323          452
Commitments and contingencies
Division equity (deficit)
  Contributions from affiliates............................     2,737      7,841        7,841
  Accumulated deficit......................................   (34,492)   (55,772)     (70,830)
                                                             --------   --------     --------
          Total division deficit...........................   (31,755)   (47,931)     (62,989)
                                                             --------   --------     --------
          Total liabilities and division equity
            (deficit)......................................  $  9,126   $ 11,169     $ 11,823
                                                             ========   ========     ========

   The accompanying notes are an integral part of these financial statements.

                              TRAVELOCITY DIVISION

                            STATEMENTS OF OPERATIONS

                                                                            NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                          ------------------------------   -------------------
                                            1996       1997       1998       1998       1999
                                          --------   --------   --------   --------   --------
                                                                               (UNAUDITED)
                                                             (IN THOUSANDS)
Revenues
  Transaction revenue...................  $ 10,949   $  8,345   $ 18,370   $ 12,405   $ 35,361
  Advertising...........................        94        577      2,821      1,586      5,785
  Licensing and royalty fees............       855        365         47         72        258
                                          --------   --------   --------   --------   --------
          Total revenues................    11,898      9,287     21,238     14,063     41,404
Cost of revenues........................     9,709     11,878     19,067     13,281     27,236
                                          --------   --------   --------   --------   --------
Gross profit (loss).....................     2,189     (2,591)     2,171        782     14,168
Operating expenses
  Selling and marketing.................     5,556      6,887     10,608      7,574     18,574
  Technology and development............     7,034      6,549      8,483      6,181      7,337
  General and administrative............     2,472      2,694      4,360      3,230      3,315
                                          --------   --------   --------   --------   --------
          Total operating expenses......    15,062     16,130     23,451     16,985     29,226
                                          --------   --------   --------   --------   --------
Operating loss..........................   (12,873)   (18,721)   (21,280)   (16,203)   (15,058)
Other income (expense)..................       (88)         1         --         --         --
                                          --------   --------   --------   --------   --------
          Net loss......................  $(12,961)  $(18,720)  $(21,280)  $(16,203)  $(15,058)
                                          ========   ========   ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                              TRAVELOCITY DIVISION

                            STATEMENTS OF CASH FLOWS

                                                                            NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                          ------------------------------   -------------------
                                            1996       1997       1998       1998       1999
                                          --------   --------   --------   --------   --------
                                                                               (UNAUDITED)
                                                             (IN THOUSANDS)
Operating activities
  Net loss..............................  $(12,961)  $(18,720)  $(21,280)  $(16,203)  $(15,058)
  Adjustments to reconcile net loss to
     cash used in operating activities
     Depreciation and amortization......       102        836      2,412      1,719      2,119
     Changes in operating assets and
       liabilities
       Accounts receivable and other
          assets........................      (110)        20     (2,109)    (1,506)    (2,387)
       Accounts payable, accrued
          expenses and other
          liabilities...................       221        158        628        451      4,155
       Payable to affiliates............     1,254       (804)       973        430     (1,403)
                                          --------   --------   --------   --------   --------
     Cash used in operating
       activities.......................   (11,494)   (18,510)   (19,376)   (15,109)   (12,574)
Investing activities
  Additions to property and equipment...      (211)      (100)    (2,346)    (1,463)      (385)
  Purchase of Travelocity trademark.....        --     (5,000)        --         --         --
  License of Netscape trademark.........        --     (4,000)        --         --         --
                                          --------   --------   --------   --------   --------
     Cash used in investing
       activities.......................      (211)    (9,100)    (2,346)    (1,463)      (385)
Financing activities
  Advances from affiliates..............    11,399     27,610     16,618     11,468     12,959
  Contributions from affiliates.........        --         --      5,104      5,104         --
                                          --------   --------   --------   --------   --------
     Cash provided by financing
       activities.......................    11,399     27,610     21,722     16,572     12,959
                                          --------   --------   --------   --------   --------
  Decrease in cash and cash
     equivalents........................      (306)        --         --         --         --
  Cash and cash equivalents at beginning
     of the period......................       306         --         --         --         --
                                          --------   --------   --------   --------   --------
Cash and cash equivalents at end of the
  period................................  $     --   $     --   $     --   $     --   $     --
                                          ========   ========   ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                              TRAVELOCITY DIVISION

                    STATEMENTS OF DIVISION EQUITY (DEFICIT)

                                                         CONTRIBUTIONS    ACCUMULATED    TOTAL DIVISION
                                                        FROM AFFILIATES     DEFICIT     EQUITY (DEFICIT)
                                                        ---------------   -----------   ----------------
                                                                         (IN THOUSANDS)
Balance at January 1, 1996............................      $2,737         $ (2,811)        $    (74)
  Net loss............................................          --          (12,961)         (12,961)
                                                            ------         --------         --------
Balance at December 31, 1996..........................       2,737          (15,772)         (13,035)
  Net loss............................................          --          (18,720)         (18,720)
                                                            ------         --------         --------
Balance at December 31, 1997..........................       2,737          (34,492)         (31,755)
  Net loss............................................          --          (21,280)         (21,280)
  Contribution from Sabre.............................       5,104               --            5,104
                                                            ------         --------         --------
Balance at December 31, 1998..........................       7,841          (55,772)         (47,931)
  Net loss (Unaudited)................................          --          (15,058)         (15,058)
                                                            ------         --------         --------
Balance at September 30, 1999 (Unaudited).............      $7,841         $(70,830)        $(62,989)
                                                            ======         ========         ========

   The accompanying notes are an integral part of these financial statements.

                              TRAVELOCITY DIVISION

                         NOTES TO FINANCIAL STATEMENTS
  (INFORMATION FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1998 AND 1999 IS
                                   UNAUDITED)

1. GENERAL INFORMATION

     The Travelocity Division is an operating division of Sabre Inc. ("Sabre"), which is engaged in electronic travel distribution services using the Sabre(R) system. The Travelocity Division represents substantially all of the consumer-direct Internet travel distribution business of Sabre. In January 1995, Sabre established a separate operating division for this business. Sabre, pursuant to the Reorganization (as defined below), is the successor to the businesses of The Sabre Group which were previously operated as subsidiaries or divisions of American Airlines, Inc. ("American") or AMR Corporation ("AMR"). The Sabre Group was formed by AMR to capitalize on synergies of combining AMR's information technology businesses under common management. Sabre Inc. is a wholly owned subsidiary of Sabre Holdings Corporation. Unless otherwise indicated, references herein to "Sabre" include Sabre Holdings Corporation and its consolidated subsidiaries and, for periods prior to the Reorganization, the business of American and AMR constituting The Sabre Group, an operating unit of AMR. See Note 10.

     On July 2, 1996, AMR reorganized the businesses of The Sabre Group (the "Reorganization"). As part of the Reorganization, Sabre was incorporated as a direct wholly owned subsidiary of American, the businesses of The Sabre Group formerly operated as divisions and subsidiaries of American or AMR, including the Travelocity Division, were combined under Sabre and Sabre and its subsidiaries were dividended by American to AMR. Sabre completed an initial public offering of its common stock (the "Offering") in October 1996.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation. The financial statements for periods prior to the Reorganization have been prepared using AMR's historical basis in the assets and liabilities of the Travelocity Division, and Sabre's historical basis for periods subsequent to the Reorganization. The financial statements reflect the results of operations, financial condition and cash flows of the Travelocity Division as a component of Sabre, and, for periods prior to the Reorganization, of AMR, and may not be indicative of actual results of operations and financial position of the Travelocity Division under other ownership. Management believes the income statements include a reasonable allocation of administrative costs, which are described in Note 4, incurred by Sabre and/or AMR on behalf of the Travelocity Division.

     Cash and Cash Equivalents. Prior to the Reorganization, the Travelocity Division's cash and cash equivalents were held for the Travelocity Division by American. Cash and cash equivalents were immediately charged or credited to the Travelocity Division upon recording certain transactions, including transactions with American for airline booking fees and purchases of goods and services. Cash equivalents were carried at cost plus accrued interest, which approximates fair value. Effective with the Reorganization, Sabre began maintaining its own cash management system with separate cash and investment accounts from American. Subsequent to the Reorganization, the Travelocity Division has not maintained cash or cash equivalents. Sabre maintains all cash balances, charging or crediting the Travelocity Division through intercompany accounts upon the recording of certain transactions, including the collection of accounts receivable and the purchases of goods and services.

                              TRAVELOCITY DIVISION

     Depreciation and Amortization. The Travelocity Division's depreciation and amortization policies are as follows:

Property and Equipment
  Computer equipment.................................  3 to 5 years
  Furniture and fixtures.............................  5 to 15 years
  Leasehold improvements.............................  Lesser of lease term or useful life
Other Assets
  Intangible assets, principally trademarks..........  3 to 7 years

     Property and equipment are stated at cost less accumulated depreciation and amortization, which is calculated on the straight-line basis. Depreciation of property and equipment totaled approximately $102,000, $121,000 and $365,000 in 1996, 1997 and 1998, respectively, and $182,000 and $583,000 for the nine months ended September 30, 1998 and 1999, respectively. Intangible assets are amortized on the straight-line basis, over the lesser of estimated useful life or contractual right of use. Amortization of intangible assets approximated $714,000 in 1997 and $2,048,000 in 1998 (none in 1996). Accumulated amortization of intangible assets approximated $714,000 and $2,762,000 at December 31, 1997 and 1998, respectively. See Note 3.

     Revenue Recognition. The Travelocity Division provides online travel services through Travelocity.com, its proprietary online travel site (the "Travelocity.com site"), and the easySabre(R) reservations site (the "easySabre(R) site"), as well as certain co-branded sites operated in conjunction with other internet sites. The easySabre(R) site was retired in July 1999. Reservations made through these sites are booked through the Sabre(R) system. As compensation for processing bookings, transaction fees are collected from air, car rental and hotel vendors and other providers of travel related products and services ("associates") by Sabre and transferred to the Travelocity Division. The fee per booking charged to associates is dependent upon the level of functionality within the Sabre(R) system at which the associate participates. Transaction revenue for airline travel reservations is recognized at the time of the booking of the reservation, net of estimated future cancellations. At December 31, 1997 and 1998, the Travelocity Division had recorded booking fee cancellation reserves of approximately $46,000 and $141,000, respectively. Transaction revenue for car rental and hotel bookings and other travel providers is recognized at the time the reservation is used by the customer.

     Transaction revenue also includes commissions from travel suppliers for air travel, hotel rooms, car rentals, vacation packages and cruises. Commissions from air travel providers are recognized upon confirmation of pending payment of the commission. Commissions from other travel providers are recognized upon receipt.

     Advertising revenues are derived primarily from the delivery of advertising impressions on the Travelocity Division's Web sites. Advertising revenues are recognized in the period that advertising impressions are delivered. Licensing and royalty fees are derived from operating certain airline reservation sites and are recognized in the period earned.

     Advertising Costs. The Travelocity Division recognizes advertising expense in accordance with Statement of Position 93-7 Reporting on Advertising Costs. Internet advertising expenses are recognized based on the terms of the individual agreements, but generally over the greater of the ratio of the number of impressions delivered over the total number of contracted impressions, or on a straight-line basis over the term of the contract. Advertising expenses, including certain amounts paid to American for marketing support of the Travelocity.com site and easySabre(R) site (See Note 4), totaled approximately $2,202,000, $3,275,000 and $4,072,000 during 1996, 1997 and 1998, respectively, and $2,807,000 and $8,947,000 for the nine months ended September 30, 1998 and 1999, respectively.

                              TRAVELOCITY DIVISION

     Software Development Costs. Through December 31, 1998, the Travelocity Division accounted for the costs of developing and testing new or significantly enhanced products and Web site features in accordance with the provisions of Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed (FAS 86). Pursuant to FAS 86, costs are capitalized when technological feasibility of the product is established, which is achieved upon completion of a detailed program design or a working model. Costs incurred prior to the establishment of technological feasibility are expensed as incurred as research and development costs. Research and development costs included in technology and development approximated $542,000, $92,000 and $137,000 for 1996, 1997 and 1998, respectively. No amounts have been capitalized pursuant to FAS 86.

     Effective January 1, 1999, the Travelocity Division adopted the provisions of SOP 98-1, Accounting for Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires the capitalization of certain costs incurred during an internal-use software development project, including costs related to upgrades and enhancements which result in the availability of additional functions on the Travelocity Division's Web sites. Capitalizable costs consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software, (b) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project and (c) interest costs incurred. Costs that are considered to be related to research and development activities, data conversion activities, and training, maintenance and general and administrative or overhead costs will continue to be expensed as incurred. Costs that cannot be separated between maintenance of, and relatively minor upgrades and enhancements to, the Travelocity Division's Web sites are also expensed as incurred.

     Income Taxes. As a division of Sabre, the Travelocity Division is included in the consolidated federal income tax return of AMR. Prior to July 1, 1996, under the terms of a tax sharing agreement, Sabre paid AMR an amount equal to the income tax payments calculated as if Sabre had filed separate income tax returns.

     Sabre and AMR entered into a tax sharing agreement effective July 1, 1996 (the "Tax Sharing Agreement"), which provides for the allocation of tax liabilities during the tax periods Sabre, and its operating divisions and subsidiaries, is included in the consolidated federal, state and local income tax returns filed by AMR. The Tax Sharing Agreement generally requires Sabre to pay to AMR the amount of federal, state and local income taxes that Sabre would have paid had it ceased to be a member of the AMR consolidated tax group for periods after the Reorganization. Sabre, and its operating divisions and subsidiaries, is jointly and severally liable for the federal income tax of AMR and the other companies included in the consolidated return for all periods in which Sabre is included in the AMR consolidated group. AMR has agreed, however, to indemnify Sabre, and its operating divisions and subsidiaries, for any liability for taxes reported or required to be reported on a consolidated return arising from operations of subsidiaries of AMR other than Sabre.

     Except for certain items specified in the Tax Sharing Agreement, AMR generally retains any potential tax benefit carryforwards, and remains obligated to pay all taxes attributable to periods before the Reorganization. The Tax Sharing Agreement also grants Sabre certain limited participation rights in any disputes with tax authorities.

     The Travelocity Division has computed its provision for deferred income taxes using the liability method as if it were a separate taxpayer. Under the liability method, deferred income tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. A valuation allowance has been recorded to reflect management's judgment about the realization of the net deferred tax assets in future years.

                              TRAVELOCITY DIVISION

     Business Risk and Concentrations of Credit Risk. The Travelocity Division operates in the online travel services industry, which is new, rapidly evolving and intensely competitive. The Travelocity Division competes with traditional travel agency reservation methods and online travel reservation services. In the online travel services market, the Travelocity Division competes with other entities that maintain similar commercial Web sites. Transaction revenue from air commissions represented 41.3%, 42.0% and 36.2% of total revenues for 1996, 1997 and 1998, respectively. The Travelocity Division relies on unrelated service entities to accumulate, process and remit these revenues. Discontinuance of these services could result in disruption to the Travelocity Division's business and accordingly have a material adverse effect on the results of operations, financial position and cash flow.

     The Travelocity Division has incurred losses since its inception, which have been funded by Sabre, as the Travelocity Division is a division of Sabre. The Travelocity Division will remain dependent on Sabre for the funding of its cash requirements until operations become profitable.

     The Travelocity Division's is subject to risks and uncertainties common to growing technology based companies, including rapid technological change, growth and commercial acceptance of the Internet, dependence on third-party and Sabre technology, new service introductions, activities of competitors, dependence on key personnel, international expansion, and limited operating history.

     A substantial portion of the Travelocity Division's revenues come from commissions paid by travel suppliers for bookings made through its online sites. These travel suppliers are not obligated to pay any specified commission rates for bookings. The reduction, or elimination, of commissions could have a material adverse effect on the financial condition and result of operations of the Travelocity Division.

     The Travelocity Division's customers are primarily located in the United States and are concentrated in the travel industry. Revenue from AMR, Delta Air Lines, US Airways, Inc. and United Airlines during 1996 were approximately $2.0 million, $2.0 million, $1.2 million and $1.2 million, respectively, which represented 16.7%, 16.4%, 10.4% and 10.3% of the Travelocity Division's revenues, respectively. During 1997, revenues from Delta Air Lines and AMR were approximately $1.4 million and $1.0 million respectively, which represented 14.6% and 10.3% of the Travelocity Division's revenues, respectively. During 1998, revenues from Delta Air Lines, US Airways, Inc. and AMR were approximately $2.7 million, $2.6 million and $2.2 million, respectively, which represented 12.3%, 11.6% and 10.0%, respectively, of the Travelocity Division's revenues. The Travelocity Division's receivables are generally unsecured and, historically, bad debts have not been significant.

     Use of Estimates. The preparation of these financial statements in conformity with generally accepted accounting principles requires that certain amounts be recorded based on estimates and assumptions made by management. Actual results could differ from these estimates and assumptions.

     Stock Awards and Options. Stock awards and stock options granted to employees of the Travelocity Division, including awards of Sabre stock and stock options and awards of AMR stock and stock options granted prior to the Reorganization, have been accounted for in the Travelocity Division's financial statements in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. No compensation expense is recognized for stock option grants if the exercise price is at or above the fair market value of the underlying stock on the date of grant. Compensation expense relating to other stock awards is recognized over the period during which the employee renders service to the Travelocity Division necessary to earn the award.

     Financial Instruments. The carrying value of the Travelocity Division's financial instruments, primarily accounts receivable, approximate their respective fair values at December 31, 1996, 1997 and 1998.

                              TRAVELOCITY DIVISION

     New Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which, as amended, would be effective for fiscal years beginning after June 15, 2000. Because the Travelocity Division does not currently use derivatives, management does not anticipate that the adoption of Statement 133 will have a significant effect on the earnings or the financial position of the Travelocity Division.

3. SIGNIFICANT TRANSACTIONS AND RELATIONSHIPS

     In January 1997, the Travelocity Division entered into an agreement to obtain exclusive rights to the trademark "Travelocity" as well as other associated rights and interests from Worldview Systems Corporation for $5 million. The trademark is classified as an intangible asset and is being amortized on a straight-line basis over a period of seven years. Amortization expense of approximately $714,000 was recorded in both 1997 and 1998.

     In December 1997, the Travelocity Division entered into an agreement with Netscape Communication Corporation ("Netscape") to license the use of the Netscape trademark in specified circumstances for $4 million. The license fee is classified as an intangible asset and is being amortized over its estimated useful life of 3 years. Amortization expense recorded in 1998 was approximately $1,333,000.

     The Travelocity Division has entered into agreements with Yahoo! Inc. ("Yahoo!"), Netscape and At Home Corporation ("@Home") establishing the Travelocity.com site as the provider of air, car and hotel booking capabilities on the Yahoo! Web site and as the primary travel reservations provider for Netscape and @Home. Under these agreements, as amended, Yahoo!, Netscape and @Home are obligated to promote the Travelocity.com site and to deliver minimum numbers of annual page views, or impressions, featuring the Travelocity Division's travel services on their respective Web sites. During the terms of these agreements, as amended, the Travelocity Division is obligated to make certain minimum payments as well as pay Yahoo!, Netscape and @Home a percentage of commissions revenue earned by the Travelocity Division in excess of certain thresholds. In connection with these agreements, the Travelocity Division is committed to make aggregate future minimum payments as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
        1999..............................................   $ 4,950
        2000..............................................     7,400
                                                             -------
                                                             $12,350
                                                             =======

4. CERTAIN RELATED PARTY TRANSACTIONS

     Contributions from Affiliates. During 1998, Sabre made a capital contribution of approximately $5,100,000 to the Travelocity Division. Proceeds from the contribution were used to reduce payables to affiliates.

     Management Services Agreement. The Travelocity Division, as a division of Sabre, and American are parties to a Management Services Agreement dated July 1, 1996 (the "American Management Services Agreement"), pursuant to which American performs various management services for Sabre and the Travelocity Division that American has historically provided. Transactions with American are settled through monthly billings, with payment due in 30 days. The American Management Services Agreement will expire on June 30, 2000, unless terminated earlier if American and Sabre, including the Travelocity Division, are no longer under common control or if Sabre's Technology Services Agreement with American is terminated early. Amounts charged to the Travelocity Division under this agreement approximate American's cost of providing the services plus a margin. The parties agreed to apply the financial terms of the American Management Services Agreement as of January 1, 1996.

                              TRAVELOCITY DIVISION

     Marketing Cooperation Agreement. The Travelocity Division, as a division of Sabre, and American are parties to the Marketing Cooperation Agreement dated July 1, 1996 (the "Marketing Cooperation Agreement"), pursuant to which American will provide marketing support for five years for the Travelocity.com site and the easySabre(R) site. The Marketing Cooperation Agreement may be terminated by either party prior to June 30, 2001 only if the other party fails to perform its obligations thereunder. As payment for American's support of the Travelocity Division's promotion of the Travelocity.com site and the easySabre(R) site , the Travelocity Division pays American a marketing fee based upon booking volume. Approximately $50,000 in 1996 and $100,000 in both 1997 and 1998 was paid to American under the terms of the agreement.

     Non-Competition Agreement. The Travelocity Division, as a division of Sabre, AMR and American are parties to a Non-Competition Agreement dated July 1, 1996 (the "Non-Competition Agreement") and expiring December 31, 2001, pursuant to which AMR and American, on behalf of themselves and certain of their subsidiaries, have agreed to limit their competition with Sabre's business, including consumer-direct internet travel distribution in certain circumstances.

     Travel Agreements. The Travelocity Division, as a division of Sabre, and American are parties to a Travel Privileges Agreement dated July 1, 1996 (the "Travel Privileges Agreement"), pursuant to which the Travelocity Division is entitled to purchase personal travel for all its employees and retirees at reduced fares, while it is a wholly owned division or subsidiary of Sabre. As long as the Travelocity Division remains an affiliate of Sabre, the Travelocity Division is entitled to purchase personal travel for a portion of its employees and retirees at reduced fares based on the percent of ownership by Sabre. However, at the time of a change in the ownership percentage, all existing employees and retirees are allowed to maintain their existing travel privileges. The cost for employee travel is charged to the Travelocity Division based upon the Travelocity Division's employees travel activities and the cost for retirees travel is allocated to the Travelocity Division based on the Travelocity Division's headcount relative to Sabre's headcount.

     The Travelocity Division, as a division of Sabre, and American are also parties to a Corporate Travel Agreement dated July 1, 1996 and ending June 30, 1998 (the "Corporate Travel Agreement"), pursuant to which the Travelocity Division received discounts for certain flights purchased on American. In exchange, Sabre, including the Travelocity Division, must have flown a certain percentage of its travel on American as compared to all other air carriers combined. If Sabre, including the Travelocity Division, failed to meet the applicable percentage on an average basis over any calendar quarter, American may have terminated the agreement upon 60 days' notice. The parties agreed to apply the financial terms of the Travel Privileges Agreement and the Corporate Travel Agreement as of January 1, 1996. In 1998, Sabre and American entered into a new corporate travel agreement (the "Revised Corporate Travel Agreement") commencing July 1, 1998 and ending June 30, 2001. The terms and conditions of the Revised Corporate Travel Agreement are substantially the same as the Corporate Travel Agreement.

     Indemnification Agreement. In connection with the Reorganization, the Travelocity Division, as a division of Sabre, and American are parties to an intercompany agreement (the "Indemnification Agreement") pursuant to which each party indemnified the other for certain obligations relating to the Reorganization. Pursuant to the Indemnification Agreement, Sabre indemnified American for liabilities assumed in the Reorganization, against third party claims asserted against American as a result of American's prior ownership of assets or operation of businesses contributed to Sabre and for losses arising from or in connection with Sabre's lease of property from American. In exchange, American indemnified Sabre for specified liabilities retained by it in the Reorganization, against third party claims against Sabre relating to American's businesses and asserted against Sabre as a result of the ownership or possession by American prior to the Reorganization of any asset contributed to Sabre in the Reorganization and for losses arising from or in connection with American's lease of property from Sabre.

                              TRAVELOCITY DIVISION

     Revenues from Affiliates. Revenues from American and other subsidiaries of AMR were approximately $1,689,000, $1,326,000 and $2,239,000 in 1996, 1997 and
1998, respectively, and $1,588,000 and $3,221,000 for the nine months ended September 30, 1998 and 1999, respectively.

     Cost of Revenues and Operating Expenses. Operating expenses are charged to the Travelocity Division by Sabre, American and other subsidiaries of AMR to cover certain data processing, communication, labor, ticket fulfillment, employee benefits, facilities rental, marketing services, management services, legal fees and certain other administrative costs based on employee headcount or actual usage of facilities and services. Amounts charged to the Travelocity Division by Sabre approximate the cost to Sabre for providing such services. The Travelocity Division believes amounts charged to the Travelocity Division by American for these expenses approximate the cost of such services provided by third parties. Travel service costs for travel by the Travelocity Division's employees for personal and business travel are charged to the Travelocity Division based on rates negotiated with American. If the Travelocity Division were not affiliated with American, the personal travel flight privilege would most likely not be available to employees. The rates negotiated with American for 1996, 1997 and 1998 under the Corporate Travel Agreement approximate corporate travel rates offered by American to similar companies.

     Expenses charged to the Travelocity Division by affiliates are as follows (in thousands):

                                                                             NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31        SEPTEMBER 30
                                               ---------------------------   -----------------
                                                1996      1997      1998      1998      1999
                                               -------   -------   -------   -------   -------
                                                                                (UNAUDITED)
Data processing, communication and labor
costs........................................  $12,005   $13,002   $15,225   $11,042   $24,583
Ticket fulfillment costs.....................    3,275     3,830     8,718     5,498     1,116
Management services..........................    1,111     1,461     2,744     2,086     2,122
Employee benefits............................      421       374       407       306       404
Travel services..............................      377       410       327       250       340
Facilities rental............................      228       351       287       205       267
Marketing cooperation........................       50       100       100        75        75
Other administrative costs...................        9         4         4         3         2
                                               -------   -------   -------   -------   -------
          Total expenses.....................  $17,476   $19,532   $27,812   $19,465   $28,909
                                               =======   =======   =======   =======   =======

     During the nine months ended September 30, 1999, the Travelocity Division received a $1.7 million payment from an AMR affiliate in connection with the termination of the use of a customer service center operated by the AMR affiliate, which has been credited to cost of revenues.

                              TRAVELOCITY DIVISION

     Payable to Affiliates -- Amounts due to American and other subsidiaries of AMR are due within 30 days of month end and are therefore considered to be current liabilities. Amounts due to Sabre are considered non-current liabilities as Sabre funds the Travelocity Division's losses. Interest expense is not recorded by the Travelocity Division on amounts due to Sabre. A summary of balances outstanding and the weighted average balances outstanding for the periods indicated are as follows (in thousands):

                                                                              NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31        SEPTEMBER 30
                                                ---------------------------   -----------------
                                                 1996      1997      1998      1998      1999
                                                -------   -------   -------   -------   -------
                                                                                 (UNAUDITED)
Balance at beginning of period................  $    --   $11,411   $38,976   $38,976   $55,594
Advances from affiliates......................   11,411    27,565    21,722    16,572    12,959
Contributions by affiliates to division
  equity......................................       --        --    (5,104)   (5,104)       --
                                                -------   -------   -------   -------   -------
Balance at end of period......................  $11,411   $38,976   $55,594   $50,444   $68,553
                                                =======   =======   =======   =======   =======
Weighted average balance of advances
  outstanding.................................  $ 6,003   $26,183   $44,683   $41,612   $63,008
                                                =======   =======   =======   =======   =======

5. EMPLOYEE BENEFIT PLANS

     Substantially all of the employees of the Travelocity Division, as a division of Sabre, participate in The Sabre Group Retirement Plan (the "SGRP"), a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code of 1986, and The Sabre Group Legacy Pension Plan (the "LPP"), a tax-qualified defined benefit plan. Each of these plans was established on January 1, 1997. Prior to 1997, substantially all of the Travelocity Division's employees participated in a tax qualified defined benefit plan sponsored by American.

     Costs for participation in these plans have been allocated to the Travelocity Division based on the number of employees participating in the plans and are included in employee benefits in the table included in Note 4. Costs allocated totaled approximately $118,000, $165,000 and $191,000 in 1996, 1997 and 1998, respectively.

     Substantially all employees of the Travelocity Division may become eligible for certain health care and life insurance benefits provided by American to retired employees of the Travelocity Division. The amount of health care benefits is limited to lifetime maximums as outlined in the plan. Certain employee groups make contributions towards funding a portion of their retiree health care benefits during their working lives and the Travelocity Division matches the employee prefunding. Benefits provided to retired employees are funded as incurred. The Travelocity Division recorded expenses related to health care benefits of approximately $153,000, $155,000 and $170,000 in 1996, 1997 and 1998, respectively, which were allocated to the Travelocity Division based on the number of Company employees participating in the plans and are included in employee benefits in the table in Note 4.

                              TRAVELOCITY DIVISION

6. INCOME TAXES

     The provision (benefit) for income taxes differed from amounts computed at the statutory federal income tax rate as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1996      1997      1998
                                                          -------   -------   -------
Statutory income tax benefit............................  $(4,537)  $(6,552)  $(7,448)
State income taxes, net of federal tax benefit..........     (421)     (608)     (692)
Losses for which no benefit has been recognized.........    4,956     7,155     8,135
Other...................................................        2         5         5
                                                          -------   -------   -------
          Total provision for income taxes..............  $    --   $    --   $    --
                                                          =======   =======   =======

     The components of the Travelocity Division's deferred tax assets and liabilities as of December 31, 1997 and 1998 were as follows (in thousands):

                                                              1997    1998
                                                              -----   -----
Depreciation and amortization...............................  $ 144   $ 690
Accrued expenses............................................     90     294
                                                              -----   -----
                                                                234     984
Less valuation allowance....................................   (234)   (984)
                                                              -----   -----
          Total provision for income taxes..................  $  --   $  --
                                                              =====   =====

     The losses attributable to the Travelocity Division's operations for the years ended December 31, 1996, 1997 and 1998 have been included in the consolidated income tax return of AMR. As the Travelocity Division has computed its provision for income taxes as if it was a separate taxpayer, no tax benefit for the losses has been recognized in the accompanying financial statements. The Travelocity Division intends to enter into a tax sharing agreement with Sabre and certain Sabre affiliates. The proposed agreement would not allow the Travelocity Division to utilize net operating losses it has generated as an operating division of Sabre. Accordingly, no deferred tax asset has been recorded related to these operating losses.

7. COMMITMENTS AND CONTINGENCIES

     In September 1998, the Travelocity Division entered into an operating lease agreement with a third party for the lease of certain facilities in San Antonio. At December 31, 1998, the future minimum lease payments required under this operating lease agreement were as follows (in thousands):

                  YEAR ENDING DECEMBER 31,
                  ------------------------
1999........................................................   $580
2000........................................................    587
2001........................................................    391

     Rental expense, excluding facilities rented from affiliates, was approximately $200,000 for the year ended December 31, 1998. All rental expense in 1996 and 1997 was with affiliated companies. See Note 4.

     The Travelocity Division is involved in certain disputes arising in the normal course of business. Although the ultimate resolution of these matters cannot be reasonably estimated at this time, management does not believe that they will have a material adverse effect on the financial condition or results of operations of the Travelocity Division.

                              TRAVELOCITY DIVISION

8. STOCK AWARDS AND OPTIONS

     Prior to the Offering, officers and key employees of the Travelocity Division were eligible, under AMR's 1988 Long-Term Incentive Plan (the "AMR LTIP"), to be granted deferred stock, restricted stock, stock options, stock appreciation rights, stock purchase rights and/or other stock based awards in common stock of AMR ("AMR Common Stock").

     In conjunction with the AMR LTIP, certain officers and key employees of the Travelocity Division were awarded 3,800 shares of deferred AMR Common Stock ("AMR Career Equity Shares") at no cost to the officers and employees, to be issued upon the individuals' retirement from AMR. In connection with the Offering by Sabre, the AMR Career Equity Shares awarded to certain officers and key employees of the Travelocity Division were exchanged for 8,600 restricted shares of Sabre Class A Common Stock, with a weighted-average grant date fair value of $27.00, and options to purchase 8,600 shares of Sabre Class A Common Stock. Restricted shares generally vest over three years following the date of grant. All of the restricted shares issued in connection with the Offering to employees of the Travelocity Division were outstanding at December 31, 1996, 1997 and 1998.

     Effective with the Offering, Sabre also established the 1996 Long-Term Incentive Plan (the "1996 Plan") in which the employees of the Travelocity Division participate. The 1996 LTIP was amended in May 1999. Under the 1996 Plan, officers and other key employees of the Travelocity Division may be granted restricted stock, deferred stock, stock options, stock appreciation rights, stock purchase rights, other stock based awards and/or performance related awards.

     The total charge for stock compensation expense related to grants of AMR or Sabre stock made to employees of the Travelocity Division included in wages, salaries and benefits expense was approximately $46,000, $87,000 and $316,000 for 1996, 1997 and 1998, respectively. No compensation expense has been recognized for stock option grants under the AMR LTIP or the 1996 Plan because the exercise price of stock options granted was equal to the fair market value of the underlying stock on the date of grant.

     In conjunction with the AMR LTIP, certain officers and key employees of the Travelocity Division were also awarded, at no cost to the officers and employees, deferred AMR Common Stock performance shares ("AMR Performance Shares"). The AMR Performance Shares vest over a three-year performance period based on performance metrics of AMR and the Travelocity Division, as defined in the plan. In connection with the Offering, certain AMR Performance Shares awarded to officers and key employees of the Travelocity Division were converted into 1,590 deferred Sabre Class A Common Stock performance shares ("Sabre Performance Shares") based on the initial public offering price of shares of Sabre Class A Common Stock and the previous day's closing price of the AMR Common Stock on the date of the Offering.

     Sabre Performance Shares are also awarded at no cost to officers and key employees of the Travelocity Division based on performance metrics of the Travelocity Division and Sabre as defined in the 1996 Plan. The Sabre Performance Shares vest over a three-year performance period and are settled in cash. The Travelocity Division's Performance Share activity was as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               1996     1997      1998
                                                              ------   -------   ------
Outstanding at January 1....................................     --     3,060    2,890
Issued upon conversion of AMR Performance Shares............  1,590        --       --
  Granted...................................................  1,470     1,660    1,990
  Transfers.................................................     --       340      430
  Canceled..................................................     --    (2,170)    (940)
                                                              -----    ------    -----
  Outstanding at December 31................................  3,060     2,890    4,370
                                                              =====    ======    =====

                              TRAVELOCITY DIVISION

     The weighted-average grant date fair values of Sabre Performance Shares granted during 1996, 1997 and 1998 were $27.00, $26.25 and $35.75, respectively. The grant date fair values are based on the price of Sabre's common stock price on the date of grant.

     In conjunction with the AMR LTIP, options to purchase shares of AMR Common Stock ("AMR Options") were granted to officers and key employees of the Travelocity Division. Options granted were exercisable at the market value upon grant, generally becoming exercisable over one to five years following the date of grant and expiring ten years from the date of grant. In connection with the Offering, the AMR Options were exchanged for options to purchase 5,050 shares of Sabre Class A Common Stock by employees of the Travelocity Division. The exercise prices of the options to purchase Sabre Class A Common Stock were computed by multiplying the initial public offering price of Sabre Class A Common Stock by the ratio of the exercise prices of the AMR Options to the previous day's closing price of AMR Common Stock at the date of the Offering. The number of options was increased to maintain the aggregate intrinsic value of each holder's options. These options will continue to vest in equal annual installments over the original vesting period.

     Options granted under the 1996 Plan to employees of the Travelocity Division are granted at the market value of Sabre Class A Common Stock on the date of grant, except as otherwise determined by a committee appointed by the board of directors, generally vest over five years and are not exercisable more than ten years after the date of grant. Stock option activity follows:

                                                           YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------------
                                              1996                  1997                  1998
                                       -------------------   -------------------   -------------------
                                                 WEIGHTED-             WEIGHTED-             WEIGHTED-
                                                  AVERAGE               AVERAGE               AVERAGE
                                                 EXERCISE              EXERCISE              EXERCISE
                                       OPTIONS     PRICE     OPTIONS     PRICE     OPTIONS     PRICE
                                       -------   ---------   -------   ---------   -------   ---------
Outstanding at January 1.............      --         --     18,650     $25.11     20,650     $25.13
Issued upon exchange of AMR
  Options............................   5,050     $20.04         --         --         --         --
Issued upon exchange of AMR Career
  Equity Shares......................   8,600      27.00         --         --         --         --
Granted..............................   5,000      27.00      5,500      26.26     10,650      35.75
Transfers............................      --         --        850      27.00      1,100      35.75
Exercised............................      --         --         --         --     (5,120)     23.04
Canceled.............................      --         --     (4,350)     26.85     (5,790)     32.58
                                       ------                ------                ------
Outstanding at December 31...........  18,650      25.11     20,650      25.13     21,490      29.44
                                       ======                ======                ======
Exercisable options outstanding at
  December 31........................   1,790     $20.03      5,130     $23.01      4,020     $24.91
                                       ======                ======                ======

     The weighted-average grant date fair values of stock options granted during 1996, 1997 and 1998 were $9.24, $9.45 and $12.86, respectively. The grant date fair values were estimated at the date of grant using the Black-Scholes option-pricing model.

                              TRAVELOCITY DIVISION

     The following table summarizes information about the stock options outstanding at December 31, 1998:

                                                     WEIGHTED-
                                      NUMBER OF       AVERAGE         WEIGHTED-       NUMBER OF      WEIGHTED-
             RANGE OF                  OPTIONS     REMAINING LIFE      AVERAGE         OPTIONS        AVERAGE
          EXERCISE PRICES            OUTSTANDING      (YEARS)       EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
          ---------------            -----------   --------------   --------------   -----------   --------------
$16.52-$19.49......................       640           5.82            $16.52            320          $16.52
$19.50-$24.49......................     1,470           6.14             21.57            830           21.38
$24.50-$35.49......................    11,480           7.88             26.83          2,870           26.87
$35.50-$43.60......................     7,900           9.23             35.75             --              --
                                       ------                                           -----
          Total....................    21,490           8.20            $29.44          4,020          $24.91
                                       ======                                           =====

     For other stock-based awards, a committee established by the Sabre board of directors determines the eligible persons to whom awards will be made, the times at which the awards will be made, the number of shares to be awarded, the price, if any, to be paid by the recipient and all other terms and conditions of the award under the terms of the 1996 Plan at the time of grant.

     Stock appreciation rights may be granted in conjunction with all or part of any stock option granted under the 1996 Plan. All appreciation rights will terminate upon termination or exercise of the related option and will be exercisable only during the time that the related option is exercisable. If an appreciation right is exercised, the related stock option will be deemed to have been exercised. To date, no stock appreciation rights have been granted to employees of the Travelocity Division.

     Effective January 1, 1997, Sabre established The Sabre Group Holdings, Inc. Employee Stock Purchase Plan (the "ESPP") in which the employees of the Travelocity Division participate. The ESPP allows eligible employees the right to purchase Sabre Class A Common Stock on a monthly basis at the lower of 85% of the market price at the beginning or the end of each monthly offering period. The ESPP allows each employee to acquire Sabre Class A Common Stock with an aggregate maximum purchase price equal to either 1% or 2% of that employee's annual base pay, subject to limitations under the Internal Revenue Code of 1986. Shares of 1,001 and 1,574 were issued to the Travelocity Division's employees during 1997 and 1998, respectively.

     As required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, pro forma information regarding net income and earnings per share have been determined as if the Travelocity Division had accounted for Sabre employee stock options issued to its employees and stock-based awards under the fair value method set forth in Statement No.
123. The fair value for the stock options granted by Sabre to officers and key employees of the Travelocity Division after January 1, 1995 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 6.07% for 1996, 6.20% to 6.70% for 1997 and 5.45% to 5.67% for 1998; a dividend yield of 0%; a volatility factor of the expected market price of Sabre's Class A Common Stock of .28 for 1996, .29 for 1997 and .32 for 1998; and a weighted-average expected life of the options granted of 4.5 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Sabre's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of Sabre employee stock options issued to its employees.

                              TRAVELOCITY DIVISION

     For purposes of the pro forma disclosures, the estimated fair value of the options and stock-based awards is amortized to expense over the vesting period. The Travelocity Division's pro forma information is as follows (in thousands):

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1996       1997       1998
                                                       --------   --------   --------
Net loss:
  As reported........................................  $(12,961)  $(18,720)  $(21,280)
                                                       ========   ========   ========
  Pro forma..........................................  $(12,965)  $(18,737)  $(21,305)
                                                       ========   ========   ========

9. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following is a summary of the unaudited quarterly financial information for the years ended December 31, 1997 and 1998 (in thousands):

                                                  FIRST    SECOND     THIRD    FOURTH
                                                 QUARTER   QUARTER   QUARTER   QUARTER
                                                 -------   -------   -------   -------
1997
Revenues.......................................  $ 1,971   $ 2,135   $ 2,494   $ 2,687
Operating loss.................................   (4,388)   (4,333)   (4,886)   (5,114)
Net loss.......................................   (4,388)   (4,333)   (4,885)   (5,114)
1998
Revenues.......................................  $ 3,861   $ 4,525   $ 5,677   $ 7,175
Operating loss.................................   (5,909)   (5,150)   (5,144)   (5,077)
Net loss.......................................   (5,909)   (5,150)   (5,144)   (5,077)

10. SUBSEQUENT EVENTS

     Proposed Merger with Preview Travel, Inc. On October 3, 1999 Sabre announced the terms of an agreement to combine Travelocity.com Inc., a newly formed wholly-owned subsidiary of Sabre Holdings Corporation and Preview Travel in a holding company/partnership structure. When the transactions are completed, Travelocity.com Inc. will be a holding company whose sole asset will be units of Travelocity.com LP (the "Travelocity.com Partnership"). Sabre will also own units of the Travelocity.com Partnership. The Travelocity.com Partnership will ultimately own all of the assets and have all of the liabilities of the Travelocity Division and Preview Travel.

     Currently, the Travelocity Division is an operating division of Sabre engaged in consumer direct Internet travel distribution. Immediately prior to the merger, Sabre and TSGL Holding, Inc., a wholly owned subsidiary of Sabre, will contribute the Travelocity Division and $50 million in cash to the Travelocity.com Partnership and receive partnership units in exchange. Then Sabre will contribute partnership units to Travelocity Holdings, Inc. ("Travelocity Holdings"), a wholly owned subsidiary of Sabre, as additional paid-in-capital, and Travelocity Holdings will contribute a portion of those partnership units to Travelocity.com Inc. as additional paid-in-capital, so that those entities become partners in the Travelocity.com Partnership.

     As a result, immediately prior to the merger, the Travelocity.com Partnership will own the Travelocity Division and $50 million in cash. Sabre will own the Travelocity.com Partnership through a combination of its direct interest, its interest held through Travelocity Holdings and TSGL Holding, and its interest held through Travelocity.com Inc.

     In the merger, Preview Travel, which is also engaged in consumer direct Internet travel distribution, will be merged with and into Travelocity.com Inc. Travelocity.com Inc. will be the surviving corporation.

                              TRAVELOCITY DIVISION

Each share of Preview Travel common stock will be converted into one share of Travelocity.com Inc.'s common stock. Approximately 14 million shares of Travelocity.com Inc.'s common stock will be issued to former Preview Travel stockholders in the merger. The shares of Travelocity.com Inc.'s common stock beneficially held by Sabre will be converted in the merger into 33 million shares of Series A Preferred Stock.

     The preferred stock is convertible into 3 million shares of Travelocity.com Inc.'s common stock, and the preferred stock receives dividends and distributions on a basis as if it were converted into common stock. Economically, therefore, Travelocity.com Inc. will have approximately 17 million common stock equivalent shares outstanding after the merger. The shares of common stock issued to former Preview Travel stockholders will represent an approximate 82% (14 million out of 17 million) equity interest in Travelocity.com Inc., and the shares of preferred stock issued to Sabre will represent an approximate 18% (3 million out of 17 million) equity interest in Travelocity.com Inc.

     Immediately after the merger, Travelocity.com Inc. will contribute all of the Preview Travel assets and liabilities to the Travelocity.com Partnership. In exchange, Travelocity.com Inc. will receive additional units of the Travelocity.com Partnership representing in total an approximate 36% equity interest in the Travelocity.com Partnership.

     As a result, the current Preview Travel stockholders will become Travelocity.com Inc.'s public stockholders and will receive shares of common stock in the merger that equates to approximately a 30% equity interest in the Travelocity.com Partnership -- that is, 82% (their equity interest in Travelocity.com Inc.) of the 36% equity interest in the Travelocity.com Partnership held by Travelocity.com Inc.

     Sabre will beneficially hold an approximate 70% equity interest in the Travelocity.com Partnership -- that is:

     - a 64% equity interest held directly or through its affiliates, plus

     - a 6% equity interest held through Travelocity.com Inc. -- that is, 18% (its equity interest in Travelocity.com Inc.) of 36% (Travelocity.com Inc.'s equity interest in the Travelocity.com Partnership).

     In connection with the closing of the merger, Travelocity.com Inc., the Travelocity.com Partnership, Sabre and certain Sabre's affiliates will enter into certain agreements governing the operations of the Travelocity.com Partnership, the management of the Travelocity.com Partnership by Travelocity Holdings, the contributions of the assets and liabilities of the Travelocity Division and Preview Travel to the Travelocity.com Partnership and other agreements related to the separation of the Travelocity Division from Sabre.

     Significant Relationships. The agreement with Yahoo! was amended in October 1999 to extend the term of the agreement and modify certain other terms of the agreement, including the payment commitment for 2000. In August 1999, the Travelocity Division entered into an agreement with Infoseek/ Go Network establishing it as the preferred provider of air, car and hotel booking and reservation services

                              TRAVELOCITY DIVISION
on the Go Network through 2001. In connection with these agreements and those described in Note 3, the Travelocity Division is committed to make aggregate future minimum payments as follows (in thousands):

                 YEAR ENDING DECEMBER 31,
                 ------------------------
1999.......................................................  $ 5,783
2000.......................................................   15,883
2001.......................................................    8,492
2002.......................................................    8,000
                                                             -------
                                                             $38,158
                                                             =======

     On October 2, 1999, Travelocity Holdings entered into an Interactive Services and Exclusive Channel Agreement (the "AOL Agreement") with America Online, Inc. ("AOL"). The AOL Agreement provides, among other things, that (a) the Travelocity.com site will be the exclusive reservations engine for AOL's internet properties; (b) required payments of up to $200 million will be made to AOL and advertising revenue and commissions will be shared; and (c) the term of the agreement is five years and may be extended under certain conditions. The AOL Agreement may be terminated by either party in the event that the proposed merger as described above is not completed.

     Stock Options and Awards. On October 1, 1999, Travelocity Holdings and the Travelocity.com Partnership each adopted a long-term incentive plan and granted to employees of the Travelocity Division 456,400 and 286,000, respectively, options to purchase shares of Travelocity.com Inc.'s stock. The options vest 25% on the first anniversary of the date of grant and monthly thereafter until fully vested on the fourth anniversary of the grant. The options granted have an exercise price of $23 per share, the estimated fair market value of Travelocity.com Inc.'s stock on the date of grant.

     Employees of the Travelocity Division and other Sabre employees who will become employees of the Travelocity.com Partnership or Travelocity Holdings will be given the option to convert unvested Sabre options to options to acquire Travelocity.com Inc.'s stock. It is currently estimated that approximately 113,000 unvested options will be converted into 282,000 options to acquire Travelocity.com Inc.'s stock, based upon a Sabre common stock price of $50.00 per share and a price of Travelocity.com Inc.'s common stock $20.00 per share. The actual number of options will be determined so that the employees maintain the aggregate value between the exercise price of the option and the previous day's closing price of Sabre common stock. The conversion of the Sabre options to options to acquire Travelocity.com Inc.'s stock will result in a new measurement date for the options. Under the above pricing scenario, compensation expense of approximately $1.7 million will be amortized over the remaining vesting period of an average of 20 months.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                  DATED AS OF
                                OCTOBER 3, 1999,
                          AS AMENDED JANUARY 24, 2000

                                  BY AND AMONG

                                  SABRE INC.,
                          TRAVELOCITY HOLDINGS, INC.,
                              TRAVELOCITY.COM INC.
                                      AND
                              PREVIEW TRAVEL, INC.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
ARTICLE I THE TRANSACTIONS..................................    A-6

ARTICLE II THE MERGER.......................................    A-8

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PREVIEW.......   A-11
  Section 3.18 Year 2000 Compliance.........................   A-21
  Section 3.19 No Termination of Business Relationship......   A-21
  Section 3.20 Insurance....................................   A-21
  Section 3.21 Disclosure...................................   A-21
  Section 3.22 AOL Agreements...............................   A-21

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SABRE,
  TRAVELOCITY HOLDINGS AND TRAVELOCITY.COM..................   A-22
  Section 4.1  Organization, Standing and Power.............   A-22
  Section 4.2  Authority; No Conflicts......................   A-22
  Section 4.3  Financial Statements.........................   A-23
  Section 4.4  Information Supplied.........................   A-23
  Section 4.5  Vote Required; DGCL..........................   A-23
  Section 4.6  Brokers or Finders...........................   A-23
  Section 4.7  No Business Activities.......................   A-24
  Section 4.8  Absence of Certain Changes...................   A-24
  Section 4.9  Litigation and Liabilities...................   A-24
  Section 4.10 No Violation of Law; Permits.................   A-24
  Section 4.11 Employee Matters/ ERISA......................   A-25
  Section 4.12 Labor Matters................................   A-26
  Section 4.13 Contracts....................................   A-26
  Section 4.14 Intellectual Property........................   A-28
  Section 4.15 Year 2000 Compliance.........................   A-28
  Section 4.16 No Termination of Business Relationship......   A-28
  Section 4.17 Insurance....................................   A-29
  Section 4.18 Sufficiency of Assets........................   A-29
  Section 4.19 Disclosure...................................   A-29

ARTICLE V COVENANTS.........................................   A-29
  Section 5.1  Covenants of Preview.........................   A-29
  Section 5.2  Covenants of Sabre...........................   A-31
  Section 5.3  Advice of Changes; Regular Reporting;
               Governmental Filings.........................   A-32
  Section 5.4  Transition Planning..........................   A-34

ARTICLE VI ADDITIONAL AGREEMENTS............................   A-34
  Section 6.1  Preparation of Form S-4 and Proxy Statement;
               Preview Stockholders Meeting.................   A-34
  Section 6.2  Access to Information........................   A-35
  Section 6.3  Reasonable Best Efforts......................   A-35
  Section 6.4  No Solicitation..............................   A-36
  Section 6.5  Employee Matters.............................   A-37
  Section 6.6  Fees and Expenses............................   A-38
  Section 6.7  Director and Officer Liability...............   A-38
  Section 6.8  Public Announcements.........................   A-38
  Section 6.9  Accountants' Letters.........................   A-38
  Section 6.10 Listing of Shares of Travelocity.com Common
               Stock........................................   A-39
  Section 6.11 Officers and Senior Management...............   A-39
  Section 6.12 Year 2000 Compliance.........................   A-39

                                                               PAGE
                                                               ----
ARTICLE VII CONDITIONS PRECEDENT............................   A-39
  Section 7.1  Conditions to Each Party's Obligation to
               Effect the Merger............................   A-39
  Section 7.2  Additional Conditions to Obligations of Sabre,
               Travelocity Holdings and Travelocity.com.....   A-39
  Section 7.3  Additional Conditions to Obligations of
               Preview......................................   A-40

ARTICLE VIII TERMINATION AND AMENDMENT......................   A-41
  Section 8.1  Termination..................................   A-41
  Section 8.2  Effect of Termination........................   A-42
  Section 8.3  Termination Fee..............................   A-42

ARTICLE IX GENERAL PROVISIONS...............................   A-43
  Section 9.1  Non-Survival of Representations and
               Warranties...................................   A-43
  Section 9.2  Notices......................................   A-43
  Section 9.3  Interpretation...............................   A-44
  Section 9.4  Counterparts.................................   A-44
  Section 9.5  Entire Agreement.............................   A-44
  Section 9.6  Governing Law................................   A-44
  Section 9.7  Severability.................................   A-44
  Section 9.8  Successors and Assigns.......................   A-44
  Section 9.9  Jurisdiction.................................   A-44
  Section 9.10 Waiver of Jury Trial.........................   A-45
  Section 9.11 Amendments; No Waivers.......................   A-45
  Section 9.12 Definitions..................................   A-45
  Section 9.13 Other Agreements.............................   A-46

                             INDEX OF DEFINED TERMS

                        DEFINED TERM                          SECTION
                        ------------                          --------
Acquisition Proposal........................................       6.4
Agreement...................................................  Preamble
Ancillary Agreements........................................    1.2(d)
Blue Sky Laws...............................................    3.3(c)
Board of Directors..........................................   9.12(a)
Business Day................................................   9.12(b)
Certificate.................................................    2.1(b)
Certificate of Merger.......................................    1.3(b)
Closing.....................................................    1.3(a)
Closing Date................................................    1.3(a)
Code........................................................  Recitals
Confidentiality Agreement...................................    6.2(c)
Contracts...................................................   3.16(a)
DGCL........................................................  Recitals
Effective Time..............................................    1.3(b)
ESPP........................................................    3.2(a)
Exchange Act................................................    3.3(c)
Exchange Agent..............................................    2.2(a)
Exchange Fund...............................................    2.2(a)
Expenses....................................................       6.6
Financial Advisor...........................................       3.8
Form S-4....................................................    6.1(a)
Governmental Entity.........................................    3.3(c)
HSR Act.....................................................    3.3(c)
Indemnitees.................................................   6.7.(a)
Knowledge...................................................   9.12(c)
Limited Partnership Agreement...............................    1.2(c)
Management Services Agreement...............................    1.2(c)
Material Adverse Effect.....................................   9.12(d)
Parties.....................................................  Preamble
Party.......................................................  Preamble
Pension Plan................................................   3.13(c)
Person......................................................   9.12(e)
Preview.....................................................  Preamble
Preview Assignments.........................................    1.2(b)
Preview Benefit Plan........................................   3.13(a)
Preview Common Stock........................................  Recitals
Preview Contribution Agreement..............................    1.2(b)
Preview Disclosure Schedule.................................         3
Preview Employee............................................   3.13(b)
Preview Employees...........................................   3.13(b)
Preview ERISA Affiliate.....................................   3.13(d)
Preview Fairness Opinion....................................       3.9
Preview Multiemployer Plan..................................   3.13(a)
Preview Pension Plan........................................   3.13(c)
Preview SEC Reports.........................................       3.4
Preview Stock Option........................................    2.3(a)
Preview Stock Option Plan...................................    3.2(a)
Preview Stockholders Meeting................................    6.1(b)
Preview Voting Debt.........................................    3.2(b)

                        DEFINED TERM                          SECTION
                        ------------                          --------
Proxy Statement/Prospectus..................................    6.1(a)
Required Preview Vote.......................................    3.6(a)
Required Travelocity.com Vote...............................    4.5(a)
Rights......................................................    3.2(a)
Rights Agreement............................................    3.2(a)
Sabre.......................................................  Preamble
Sabre Assignments...........................................    1.2(a)
Sabre Benefit Plan..........................................   4.11(a)
Sabre Contribution Agreements...............................    1.2(a)
Sabre Disclosure Schedule...................................         4
Sabre ERISA Affiliate.......................................   4.11(d)
Sabre Multiemployer Plan....................................   4.11(a)
Sabre Pension Plan..........................................   4.11(c)
Sabre SEC Reports...........................................       4.8
Sabre Stock Option..........................................    2.3(b)
SEC.........................................................       3.4
Securities Act..............................................    2.3(e)
Subsidiary..................................................   9.12(f)
Superior Proposal...........................................       6.4
Surviving Corporation.......................................       1.1
Systems.....................................................      3.18
Tax Return..................................................      3.15
Tax, Taxes and Taxable......................................      3.15
Termination Date............................................    8.1(b)
Travelocity Business........................................  Recitals
Travelocity Business Employee...............................   4.11(b)
Travelocity Business Employees..............................   4.11(b)
Travelocity Holdings........................................  Preamble
Travelocity.com.............................................  Preamble
Travelocity.com Certificate.................................    1.4(a)
Travelocity.com Class A Common Stock........................    2.1(a)
Travelocity.com Class B Common Stock........................    2.1(a)
Travelocity.com Common Stock................................    2.1(a)
Travelocity.com LP..........................................  Recitals
Travelocity.com Series A Preferred Stock....................    2.1(a)
Violation...................................................    3.3(b)
Year 2000 Compliant.........................................      3.18
Year 2000 Plan..............................................      3.18

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of October 3, 1999 (this "Agreement"), by and among Sabre Inc., a Delaware corporation ("Sabre"), Travelocity Holdings, Inc., a Delaware corporation ("Travelocity Holdings") and a wholly owned subsidiary of Sabre, Travelocity.com Inc., a Delaware corporation and a wholly owned subsidiary of Travelocity Holdings ("Travelocity.com"), and Preview Travel, Inc., a Delaware corporation ("Preview"). Sabre, Travelocity Holdings, Travelocity.com and Preview are sometimes referred to herein individually as a "Party," and collectively as the "Parties."

                                  WITNESSETH:

     WHEREAS, the respective Boards of Directors of Sabre and Preview have determined to combine Sabre's business of providing consumer-direct travel content and travel reservation services through an internet web site or web sites, online, wireless, cable or other consumer-direct services as existing on the date hereof and reflected in the Sabre Contribution Agreements (the "Travelocity Business") and Preview's business pursuant to a series of transactions outlined in this Agreement into a new entity, Travelocity.com LP, a Delaware limited partnership ("Travelocity.com LP");

     WHEREAS, in connection with the foregoing combination, the Parties intend that Preview shall merge with and into Travelocity.com;

     WHEREAS, concurrently with the execution and delivery of this Agreement and as an inducement to the willingness of Sabre, Travelocity Holdings and Travelocity.com to enter into this Agreement, certain holders of shares of common stock, par value $.001, of Preview ("Preview Common Stock") have each entered into Voting Agreements dated as of the date hereof pursuant to which such holders have agreed to vote their shares of Preview Common Stock in the manner set forth therein;

     WHEREAS, the Boards of Directors of Preview and Travelocity.com have each approved this Agreement and deem it advisable and in the best interests of their respective stockholders to consummate the Merger on the terms and conditions set forth in this Agreement in accordance with the Delaware General Corporation Law, as amended (the "DGCL"); and

     WHEREAS, it is intended that, for federal income tax purposes, the Merger will qualify as a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations promulgated thereunder.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

                                   ARTICLE I

                                THE TRANSACTIONS

     Section 1.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and in accordance with the DGCL, Preview shall be merged with and into Travelocity.com and the separate corporate existence of Preview shall cease. Travelocity.com shall continue as the surviving corporation (sometimes referred to herein as the "Surviving Corporation") in the Merger, and shall continue to be governed by the laws of the State of Delaware. The Merger shall have the effects specified in the DGCL.

     Section 1.2  Assignments to New Travelocity and
Travelocity.com. (a) Immediately prior to the Effective Time, each of Sabre and Travelocity Holdings shall take such action or actions as is necessary to cause, effect and consummate the transfers, contributions, assignments, conveyances and other transactions that may be required to be accomplished, effected or consummated by Sabre and Travelocity Holdings or any of their respective Subsidiaries or affiliates in order to separate and divide the existing business of Sabre so that the Travelocity Business is owned directly by Travelocity.com LP (the "Sabre Assignments"), including, without limitation, pursuant to the Bill of Contribution, Assignment and

Assumption Agreement by and between Sabre and Travelocity.com LP, substantially in the form of Exhibit 1.2(a)(i), and pursuant to the Bill of Contribution, Assignment and Assumption Agreement by and between TSGL Holding, Inc., an affiliate of Sabre, and Travelocity.com LP, substantially in the form of Exhibit 1.2(a)(ii) (collectively, the "Sabre Contribution Agreements"). The Parties agree that any one or more of the Sabre Assignments may be modified, supplemented or eliminated; provided that such modification, supplement or elimination is necessary or appropriate to divide the existing business of Sabre so that the Travelocity Business shall be owned directly by Travelocity.com LP and does not individually and in the aggregate affect the business of Travelocity.com LP (other than to a de minimis extent).

          (b) Immediately after the Effective Time, the Surviving Corporation shall take such action or actions as is necessary to cause, effect and consummate the transfers, contributions, assignments, conveyances and other transactions that may be required to be accomplished, effected or consummated by the Surviving Corporation or its Subsidiaries or affiliates so that Preview's business is owned directly by Travelocity.com LP (the "Preview Assignments"), including without limitation, pursuant to the Bill of Contribution, Assignment and Assumption Agreement by and between Travelocity.com and Travelocity.com LP substantially in the form of Exhibit 1.2(b) (the "Preview Contribution Agreement").

          (c) Immediately after the Effective Time, Travelocity Holdings, Sabre, Travelocity.com and certain of their affiliates shall enter into the Amended and Restated Agreement of Limited Partnership of Travelocity.com LP, substantially in the form of Exhibit 1.2(c)(i) (the "Limited Partnership Agreement") and Travelocity Holdings and Travelocity.com LP shall enter into the Management Services Agreement, substantially in the form of Exhibit 1.2(c)(ii) (the "Management Services Agreement").

          (d) Immediately prior to the Effective Time, Sabre shall enter into the following intercompany agreements with Travelocity.com LP or Travelocity.com, as the case may be: (i) an Access Agreement, substantially in accordance with the terms set forth on Exhibit 1.2(d)(i), (ii) a Technology Services Agreement, substantially in accordance with the terms set forth on Exhibit 1.2(d)(ii), (iii) an Intellectual Property Agreement, substantially in accordance with the terms set forth on Exhibit 1.2(d)(iii), (iv) an Administrative Services Agreement, substantially in accordance with the terms set forth in Exhibit 1.2(d)(iv), (v) a Facility/Leasing Agreement, substantially in accordance with the terms set forth in Exhibit 1.2(d)(v), (vi) a Cash and Short-Term Investments Agreement, substantially in accordance with the terms set forth in Exhibit 1.2(d)(vi), (vii) a Non-Competition Agreement, substantially in accordance with the terms set forth on Exhibit 1.2(d)(vii), (viii) an Option Agreement substantially in the form of Exhibit 1.2(d)(viii), and (ix) a Registration Rights Agreement substantially in the form of Exhibit 1.2(d)(ix) (collectively, and together with the Sabre Contribution Agreements, the Preview Contribution Agreement, the Management Services Agreement and the Limited Partnership Agreement, the "Ancillary Agreements").

     Section 1.3 The Closing; Effective Time. (a) The closing of the Merger (the "Closing") shall take place (i) at the offices of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York, 10004, at 10:00 A.M. local time, on the second Business Day following the date on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, where permitted, waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (ii) at such other place, time and/or date as Sabre and Preview shall agree (the date of the Closing, the "Closing Date").

          (b) On the Closing Date, Travelocity.com and Preview shall cause a certificate of merger (the "Certificate of Merger") in respect of the Merger to be properly executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective at the time at which the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware or at such later time reflected in the Certificate of Merger as shall have been agreed by Sabre and

     Preview in accordance with the DGCL (the time that the Merger becomes effective, the "Effective Time").

     Section 1.4 Certificate of Incorporation; Bylaws; Listing Symbol. Unless otherwise agreed by Sabre and Preview prior to the Closing, at the Effective
Time:

          (a) The certificate of incorporation of Travelocity.com shall be amended to read in its entirety as set forth in Exhibit 1.4(a) and, as so amended, shall be the certificate of incorporation of the Surviving Corporation, until duly amended in accordance with applicable law (the "Travelocity.com Certificate").

          (b) The bylaws of Travelocity.com shall be substantially in the form set forth in Exhibit 1.4(b) and shall be the Bylaws of the Surviving Corporation, until duly amended in accordance with applicable law.

          (c) Travelocity.com shall use its reasonable best efforts to obtain TVLY as its listing symbol on the Nasdaq.

                                   ARTICLE II

                                   THE MERGER

     Section 2.1 Conversion of Common Stock of Preview and Exchange of Certificates. (a) At the Effective Time, by virtue of the Merger and without any action on the part of any Person:

             (i) each share of Preview Common Stock issued and held in Preview's treasury at the Effective Time shall cease to be outstanding and shall be canceled and retired without payment of any consideration therefore;

             (ii) each share of Preview Common Stock issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall be converted into one share of Common Stock, $.001 par value, of Travelocity.com (the "Travelocity.com Common Stock");

             (iii) each share of Class A Common Stock, $.001 par value, of Travelocity.com ("Travelocity.com Class A Common Stock") issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall be converted into the number of shares of Series A Preferred Stock, $.001 par value, of Travelocity.com (the "Travelocity.com Series A Preferred Stock") equal to (x) 33,000,000, divided by (y) the number of shares of Travelocity.com Class A Common Stock issued and outstanding immediately prior to the Effective Time; and

             (iv) each share of Class B Common Stock, $.001 par value, of Travelocity.com ("Travelocity.com Class B Common Stock") issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall be converted into one share of Travelocity.com Common Stock.

          (b) As a result of the Merger and without any action on the part of the holder thereof, all shares of Preview Common Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate (a "Certificate") representing any shares of Preview Common Stock shall thereafter cease to have any rights with respect thereto, except the right to receive, without interest, Travelocity.com Common Stock in accordance with Section 2.2(a) upon the surrender of such certificates.

     Section 2.2  Exchange of Certificates Representing Preview Common
Stock. (a) As of the Effective Time, Travelocity.com shall deposit, or shall cause to be deposited, with an exchange agent mutually acceptable to Preview and Sabre (the "Exchange Agent"), for the benefit of the holders of shares of Preview Common Stock, for exchange in accordance with this Article II, certificates representing the shares of Travelocity.com Common Stock (such certificates for shares of Travelocity.com Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") to be issued pursuant to Section 2.2 in exchange for outstanding shares of Preview Common Stock.

          (b) Promptly after the Effective Time, Travelocity.com shall cause the Exchange Agent to mail to each Preview holder of record of a Certificate or Certificates (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Travelocity.com may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Travelocity.com Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing the number of shares of Travelocity.com Common Stock equal to the number of shares of Preview Common Stock represented by such Certificate and (y) a check representing the amount of unpaid dividends and distributions, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the unpaid dividends and distributions, if any, payable to holders of Certificates. In the event of a transfer of ownership of Preview Common Stock which is not registered in the transfer records of Preview, a certificate representing the proper number of shares of Travelocity.com Common Stock may be issued to such a transferee if the Certificate representing such Preview Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until delivered and exchanged for Travelocity.com Common Stock as contemplated by this Section 2.2, each Certificate representing Preview Common Stock shall be deemed at any time after the Effective Time to represent only the right to receive upon such delivery the Certificate representing shares of Travelocity.com Common Stock as contemplated by Section 2.2.

          (c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions on Travelocity.com Common Stock shall be paid with respect to any shares of Preview Common Stock represented by a Certificate until such Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Travelocity.com Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such Travelocity.com Common Stock and not paid, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such Travelocity.com Common Stock.

          (d) After the Effective Time, there shall be no transfers on the stock transfer books of Preview of the shares of Preview Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing Preview Common Stock are presented to Travelocity.com, they shall be canceled and exchanged for certificates for shares of Travelocity.com Common Stock pursuant to this Agreement in accordance with the procedures set forth in this Article II.

          (e) Any portion of the Exchange Fund that remains unclaimed by the former stockholders of Preview one year after the Effective Time shall be delivered to Travelocity.com. Any former stockholders of Preview who have not theretofore complied with this Article II shall thereafter look only to Travelocity.com for payment of their shares of Travelocity.com Common Stock, and unpaid dividends and distributions on the Travelocity.com Common Stock deliverable in respect of each share of Preview Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

          (f) None of Travelocity.com, Preview, the Exchange Agent or any other person shall be liable to any former holder of shares of Preview Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Travelocity.com, the posting by such person of a bond in such reasonable amount as Travelocity.com may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Travelocity.com Common Stock and unpaid dividends and distributions on shares of Travelocity.com Common Stock deliverable in respect thereof pursuant to this Agreement.

     Section 2.3 Stock Options and Equity Awards. (a) At the Effective Time, each outstanding employee, director or consultant option to purchase shares of Preview Common Stock (a "Preview Stock Option") granted under Preview's Stock Option Plans or otherwise, whether vested or not vested, shall be assumed by Travelocity.com. As of and after the Effective Time (i) each Preview Stock Option then outstanding shall be converted into a stock option to acquire the number of shares of Travelocity.com Common Stock equal to the number of shares of Preview Common Stock subject to such Preview Stock Option immediately prior to the Effective Time, and (ii) the exercise price per share of Travelocity.com Common Stock subject to any such converted Preview Stock Option shall be an amount equal to the exercise price per share of Preview Common Stock subject to the underlying Preview Stock Option immediately prior to the Effective Time. Other than as provided above, as of and after the Effective Time, each Travelocity.com stock option that had been a Preview Stock Option immediately prior to the Effective Time shall be subject to the same terms and conditions as in effect immediately prior to the Effective Time, including the timing of the vesting of such options.

          (b) At the Effective Time, each outstanding employee, director or consultant option to purchase shares of Sabre Class A Common Stock $.01 par value, (a "Sabre Stock Option") granted under Sabre's Stock Option Plans or otherwise but not exceeding the amount set forth on Schedule 2.3(b), whether vested or not vested, may be assumed by Travelocity.com as provided in this Section 2.3(b). As of and after the Effective Time (i) each Sabre Stock Option then outstanding, with respect to which both Sabre and the holder thereof have consented to such conversion, shall be converted into a stock option to acquire the number (rounded down to the nearest whole number) of shares of Travelocity.com Common Stock determined by multiplying
     (x) the number of shares of Sabre Class A Common Stock subject to such Sabre Stock Option immediately prior to the Effective Time by (y) the Option Exchange Ratio, and (ii) the exercise price per share of Travelocity.com Common Stock subject to any such converted Sabre Stock Option shall be an amount (rounded down to the nearest one-hundredth of a cent) equal to (x) the exercise price per share of Sabre Class A Common Stock subject to the underlying Sabre Stock Option immediately prior to the Effective Time, divided by (y) the Option Exchange Ratio. Other than as provided above, as of and after the Effective Time, each Travelocity.com stock option that had been a Sabre Stock Option immediately prior to the Effective Time shall be subject to the same terms and conditions as in effect immediately prior to the Effective Time. For purposes of this
     Section 2.3(b), the "Option Exchange Ratio" shall equal (x) the average closing price per share of the Sabre Class A Common Stock for the ten (10) trading days ending on the trading day immediately prior to the Closing Date, divided by (y) the average closing price per share of the Preview Common Stock for the ten (10) trading days ending on the trading day immediately prior to the Closing Date; provided, however, that if Sabre Holdings Corporation, in connection with the payment of a cash dividend with an ex-dividend date that occurs within such period of ten (10) trading days, adjusts the number of Sabre Stock Options held by any person whose Sabre Stock Options are assumed by Travelocity.com pursuant to this Section 2.3(b), then for purposes of the calculation of the Option Exchange Ratio with respect to such person, the closing

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     price per share of the Sabre Class A Common Stock on each trading day prior to such ex-dividend date shall be reduced by the per share amount of such cash dividend.

          (c) At the Effective Time, each outstanding option to purchase shares of Travelocity.com Class B Common Stock shall be converted into an option to acquire an equal number of shares of Travelocity.com Common Stock, subject to the same terms and conditions as in effect immediately prior to the Effective Time.

          (d) Travelocity.com shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Travelocity.com Common Stock for delivery upon exercise of Preview Stock Options and Sabre Stock Options and settlement of other stock-based awards of Preview at and after the Effective Time.

          (e) On or as soon as practicable after the Effective Time, Travelocity.com shall file with the SEC a registration statement on an appropriate form under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Travelocity.com Common Stock subject to Preview Stock Options and Sabre Stock Options and other stock-based awards of Preview, and shall use its reasonable best efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable Blue Sky Laws, for so long as such options or other stock-based awards remain outstanding.

     Section 2.4 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Preview shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any similar transaction, or any stock dividend thereon with a record date during such period, the number of shares of Travelocity.com Series A Preferred Stock or Travelocity.com Common Stock (or options to acquire such shares) issuable pursuant to this Agreement shall be appropriately adjusted to provide the holders of shares of Preview Common Stock the same economic effect as contemplated by this Agreement prior to such event.

                                  ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF PREVIEW

     Except as set forth in the Preview Disclosure Schedule delivered by Preview to Sabre prior to the execution of this Agreement (the "Preview Disclosure Schedule"), Preview represents and warrants to Sabre, Travelocity Holdings and Travelocity.com as follows:

     Section 3.1 Organization, Standing and Power. Preview and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure so to qualify would not, either individually or in the aggregate, have a Material Adverse Effect on Preview. The copies of the certificate of incorporation and by-laws of Preview which were previously furnished to Sabre are true, complete and correct copies of such documents as in effect on the date of this Agreement.

     Section 3.2 Capital Structure. (a) As of October 3, 1999, the authorized capital stock of Preview consisted of (A) 50,000,000 shares of Common Stock, of which 13,935,243 shares were outstanding and (B) 5,000,000 shares of preferred stock, of which 100,000 shares of Series A Participating Preferred Stock have been designated and reserved for issuance upon exercise of the rights (the "Rights") distributed to the holders of Preview Common Stock pursuant to the Preferred Shares Rights Agreement dated as of October 29, 1998 between Preview and U.S. Stock Transfer Corporation, as rights agent, as amended (the "Rights Agreement"). Since October 3, 1999 to the date of this Agreement, there have been no issuances of shares of the capital stock of Preview or any other securities of Preview other than issuances of shares
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(and accompanying Rights) pursuant to options or rights outstanding as of
October 3, 1999 under the Preview Benefit Plans. All issued and outstanding shares of the capital stock of Preview are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to preemptive rights. There were outstanding as of October 3, 1999 no options, warrants or other rights to acquire capital stock from Preview other than (w) the Rights, (x) options representing in the aggregate the right to purchase 3,089,295 shares of Preview Common Stock at a weighted average exercise price of $17.27 per share under Preview's 1988 Stock Option Plan, Preview's 1997 Stock Option Plan and Preview's 1997 Directors' Stock Option Plan (collectively, the "Preview Stock Option Plans"), and (y) rights to purchase shares of Preview Common Stock under the Preview 1997 Employee Stock Purchase Plan (the "ESPP"). No options or warrants or other rights to acquire capital stock from Preview have been issued or granted since October 3, 1999, other than (i) the associated Rights issued with the shares issued as described above, (ii) options to purchase no more than 100,000 shares of Preview Common Stock granted in the ordinary course of business to non-executive employees and having an exercise price not less than the current market price of Preview Common Stock on the date of grant and (iii) options to purchase up to that number of shares of Preview Common Stock equal to the number of shares subject to outstanding options that expire unexercised after the date hereof, provided that such options are granted with the consent of Sabre and have an exercise price not less than the current market price of Preview Common Stock on the date of grant.

          (b) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Preview having the right to vote on any matters on which stockholders may vote ("Preview Voting Debt") are issued or outstanding.

          (c) All of the outstanding shares of capital stock and other equity securities of Preview's Subsidiaries have been duly authorized, validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Preview, free and clear of all pledges and security interests.

          (d) Except as otherwise set forth in this Section 3.2, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Preview or any of its Subsidiaries is a party or by which any of them is bound obligating Preview or any of its Subsidiaries to issue, deliver, register or sell, or cause to be issued, delivered, registered or sold, additional shares of capital stock or other voting securities of Preview or any of its Subsidiaries or obligating Preview or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no outstanding obligations of Preview or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Preview or any of its Subsidiaries. There are no voting trusts, proxies or other agreements or understandings to which Preview is a party with respect to the voting of capital stock of Preview.

     Section 3.3 Authority; No Conflicts. (a) Preview has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to which Preview will be a party and to consummate the transactions contemplated hereby and thereby, subject in the case of the consummation of the Merger to the approval of this Agreement and the Merger by the Required Preview Vote. The execution and delivery of this Agreement and the Ancillary Agreements to which Preview will be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Preview, subject in the case of the consummation of the Merger to the approval of this Agreement and the Merger by the Required Preview Vote. This Agreement has been, and the Ancillary Agreements to which Preview will be a party will be, duly executed and delivered by Preview and constitute a valid and binding agreement of Preview, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles.

          (b) The execution and delivery of this Agreement does not and the execution and delivery of the Ancillary Agreements to which Preview will be a party will not, and the consummation of the Merger
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     and the other transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on any assets (any such conflict, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, a "Violation") pursuant to: (A) any provision of the certificate of incorporation or by-laws of Preview or any Subsidiary of Preview, or (B) except as would not have a Material Adverse Effect on Preview and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (c) below, any loan, credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Preview or any Subsidiary of Preview or their respective properties or assets.

          (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any supranational, national, state, municipal or local government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, (a "Governmental Entity"), is required by or with respect to Preview or any Subsidiary of Preview in connection with the execution and delivery of this Agreement and the Ancillary Agreements to which Preview will be a party by Preview or the consummation of the Merger and the other transactions contemplated hereby or thereby, except for those required under or in relation to (i) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) state securities or "blue sky" laws (the "Blue Sky Laws"), (iii) the Securities Act, (iv) the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (v) the DGCL with respect to the filing of the Delaware Certificate of Merger, (vi) rules and regulations of Nasdaq, and (vii) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain would not have a Material Adverse Effect on Preview.

     Section 3.4 Reports and Financial Statements. Preview has filed all required reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the "SEC") since November 19, 1997 (collectively, including all exhibits thereto, the "Preview SEC Reports"). No Subsidiary of Preview is required to file any form, report or other document with the SEC. None of the Preview SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements of Preview and its Subsidiaries (including the related notes) included in the Preview SEC Reports present fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Preview and its Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with U.S. GAAP consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments and the absence of notes. All of such Preview SEC Reports, as of their respective dates (and as of the date of any amendment to the respective Preview SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

     Section 3.5 Information Supplied. (a) None of the information supplied or to be supplied by Preview for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement/Prospectus will, on the date it is first mailed to Preview stockholders or at the time of
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the Preview Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements of Preview and its Subsidiaries (including the related notes) included in the Proxy Statement/Prospectus will present fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Preview and its Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with U.S. GAAP consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments and the absence of notes. The Form S-4 will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

          (b) Notwithstanding the foregoing provisions of this Section 3.5, no representation or warranty is made by Preview with respect to statements made or incorporated by reference in the Proxy Statement/Prospectus based on information supplied by Sabre, Travelocity Holdings or Travelocity.com for inclusion or incorporation by reference therein.

     Section 3.6 Vote Required; DGCL. (a) The affirmative vote of the holders of a majority of the outstanding shares of Preview Common Stock (the "Required Preview Vote"), is the only vote of the holders of any class or series of Preview capital stock necessary to adopt this Agreement and approve the transactions contemplated hereby.

          (b) Neither the restrictions on business combinations set forth in
     Section 203 of the DGCL nor similar restrictions imposed by any other state takeover or similar statute or regulation apply to the Merger, this Agreement, any Ancillary Agreement to which Preview will be a party or any of the transactions contemplated hereby and thereby.

     Section 3.7 Rights Agreement. The Board of Directors of Preview has resolved to, and Preview promptly after the execution of this Agreement will, take all action necessary to render the rights issued pursuant to the Rights Agreement inapplicable to the Merger Agreement and the Ancillary Agreements to which Preview will be a party and the other transactions contemplated hereby and thereby and for the rights to expire as of the Effective Time.

     Section 3.8 Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, except Hambrecht & Quist LLC (the "Financial Advisor"), whose fees and expenses will be paid by Preview in accordance with Preview's agreement with such firm, based upon arrangements made by or on behalf of Preview and previously disclosed to Sabre.

     Section 3.9 Opinion of Financial Advisor. Preview has received the opinion of the Financial Advisor, dated the date of this Agreement, to the effect that, as of such date, the transactions contemplated by this Agreement are fair, from a financial point of view, to the holders of Preview Common Stock (the "Preview Fairness Opinion"), a copy of which opinion has been made available to Sabre.

     Section 3.10 Absence of Certain Changes. Except as disclosed in the Preview SEC Reports filed prior to this date, (a) since the end of Preview's fiscal year last ended, Preview and each of its Subsidiaries has conducted its business in all material respects in the ordinary and usual course of its business consistent with past practice and there has not been any change, development or combination of developments that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Preview and (b) since the end of Preview's fiscal year last ended there has not been (i) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of Preview; (ii) any change by Preview to its accounting policies, practices or methods; (iii) other than in the ordinary course of business consistent with past practice, any material tax election

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made or changed, any material tax audit settled or any amended material Tax
Returns filed; (iv) any amendment or change to the terms of any of its indebtedness material to Preview and its Subsidiaries taken as a whole; (v) any incurrence of any material indebtedness; (vi) any transfer, lease, license, sale, mortgage, pledge, encumbrance or other disposition of assets or properties material to Preview and its Subsidiaries taken as a whole; (vii) any material damage, destruction or other casualty loss with respect to any asset or property owned, leased or otherwise used by Preview or its Subsidiaries material to Preview and its Subsidiaries taken as a whole, whether or not covered by insurance; (viii) except (1) in the ordinary course of business consistent with past practice for employees other than executive officers or directors, (2) as required by applicable law, (3) for the issuance of options to purchase not more than 100,000 shares of Preview Common Stock granted in the ordinary course of business to non-executive employees and having an exercise price not less than the current market price of Preview Common Stock on the date of grant, (4) options to purchase up to that number of shares of Preview Common Stock equal to the number of shares subject to outstanding options that expire unexercised after the date hereof, provided that such options are granted with the consent of Sabre, and have an exercise price not less than the current market price of Preview Common Stock on the date of grant, (5) for options to purchase 2,205,996 shares issued after the end of Preview's fiscal year last ended and prior to the date hereof or (6) for the acceleration of stock options in connection with a change of control in the amounts and on the terms and conditions as described in the Preview Disclosure Schedule (A) any execution, adoption or amendment of any agreement or arrangement relating to severance or any employment or consulting agreement with any officer, director or other key employee, or any amendment to any Preview Benefit Plan or adoption or execution of any new employee benefit plan for the benefit of any officer, director or other key employee (including, without limitation, the Preview Benefit Plans referred to in Section 3.13) or
(B) any grant of any stock options or other equity related award; or (ix) any agreement or commitment entered into with respect to any of the foregoing.

     Section 3.11 Litigation and Liabilities. (a) Except as disclosed in the Preview SEC Reports filed prior to this date, there are no civil, criminal or administrative actions, suits or claims, proceedings (including condemnation proceedings) or hearings or, to the knowledge of Preview, investigations, pending or, to the knowledge of Preview, threatened against Preview or any of its Subsidiaries or any of their respective properties and assets, except for any of the foregoing which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Preview.

          (b) Neither Preview nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) the existence of which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Preview except (i) liabilities described in the Preview SEC Reports filed with the SEC prior to the date hereof or reflected on Preview's consolidated balance sheet (and related notes thereto) as of the end of its most recently completed fiscal year filed in the Preview SEC Reports or (ii) liabilities of the type permitted to be incurred pursuant to Section 5.1.

     Section 3.12 No Violation of Law; Permits. The business of Preview and each of its Subsidiaries is being conducted in accordance with all, and not in violation of any, applicable statutes, rules, ordinances, regulations, judgments, orders or decrees of all Governmental Entities, and all permits, franchises, licenses, authorizations or consents granted by each Governmental Entity, and Preview and each of its Subsidiaries has obtained all permits, franchises, licenses, authorizations or consents necessary for the conduct of its business, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Preview. Neither Preview nor any of its Subsidiaries is subject to any cease and desist or other order, judgment, injunction or decree issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, is a party to any commitment letter or similar undertaking to, is subject to any order or directive by, or has adopted any board resolutions at the request of, any Governmental Entity that materially restricts the conduct of its business (whether the type of business, the location or otherwise) and which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Preview, nor has Preview been advised in writing that any Governmental Entity has proposed issuing or requesting any of the foregoing.

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     Section 3.13  Employee Matters; ERISA. (a) Set forth in the Preview
Disclosure Schedule is a complete list of each Preview Benefit Plan and each Preview Multiemployer Plan. The term "Preview Benefit Plan" shall mean (i) each plan, program, policy, contract or agreement providing for compensation, deferred compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits of any kind, including, without limitation, any "employee benefit plan," within the meaning of Section 3(3) of ERISA but excluding any "multiemployer plan" within the meaning of Sections 3(37) or 4001(a)(3) of ERISA, and (ii) each employment, severance, "change of control," consulting, non-compete, confidentiality, or similar agreement or contract, in each case, with respect to which Preview or any Subsidiary of Preview has or may have any liability (accrued, contingent or otherwise). The term "Preview Multiemployer Plan" shall mean any "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA in respect of which Preview or any Subsidiary of Preview has or may have any liability (accrued, contingent or otherwise).

          (b) Preview has provided or made available to Sabre (i) current, accurate and complete copies of all documents embodying each Preview Benefit Plan, including all amendments, written interpretations (which interpretation could be regarded as increasing the liabilities of Preview and its Subsidiaries taken as a whole under the relevant Preview Benefit
     Plan) and all trust or funding arrangements and insurance contracts with respect thereto; (ii) the most recent annual actuarial valuation, if any, prepared for each Preview Benefit Plan; (iii) the most recent annual report (Series 5500 and all schedules), if any, required under ERISA in connection with each Preview Benefit Plan or related trust; (iv) the most recent determination letter received from the Internal Revenue Service, if any, for each Preview Benefit Plan and related trust which is intended to satisfy the requirements of Section 401(a) of the Code; (v) if any Preview Benefit Plan is funded, the most recent annual and periodic accounting of such Preview Benefit Plan's assets; (vi) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each Preview Benefit Plan; and (vii) all material communications to any one or more current, former or retired employee, officer, consultant, independent contractor, agent or director of Preview or any Subsidiary of Preview (each, a "Preview Employee" and collectively, the "Preview Employees") relating to each Preview Benefit Plan (which communication could be regarded as increasing the liabilities of Preview and its Subsidiaries taken as a whole under the relevant Preview Benefit Plan).

          (c) All Preview Benefit Plans have been administered in all respects in accordance with the terms thereof and all applicable laws except for violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Preview. Each Preview Benefit Plan which is an "employee pension benefit plan" within the meaning of
     Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under Section 401(a) of the Code (each, a "Preview Pension Plan"), has received a favorable determination letter from the Internal Revenue Service, and Preview is not aware of any circumstances that would reasonably be expected to result in the revocation or denial of this qualified status. Except as otherwise set forth in the Preview Disclosure Schedule or in the Preview SEC Reports filed prior to this date, as of the date hereof there is no pending or, to Preview's knowledge, threatened, material claim, litigation, proceeding, audit, examination or investigation relating to any Preview Benefit Plans or any Preview Employees that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Preview.

          (d) No material liability under Title IV of ERISA exists or is reasonably expected to be incurred by Preview or any Subsidiary of Preview or any entity which is considered a single employer with Preview or any Subsidiary of Preview under Section 4001(a)(15) of ERISA or Section 414 of the Code (a "Preview ERISA Affiliate"). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Preview Pension Plan within the past twelve (12) months.

          (e) All contributions, premiums and payments (other than contributions, premiums or payments that are not material, in the aggregate) required to be made as of the date of this Agreement under
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     the terms of any Preview Benefit Plan have been made. No Preview Pension
     Plan has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither Preview nor any Subsidiary of Preview nor any Preview ERISA Affiliate has provided, or is required to provide, security to any Preview Pension Plan pursuant to Section 401(a)(29) of the Code.

          (f) As of the date of this Agreement, none of Preview, any Subsidiary of Preview or any Preview ERISA Affiliate have incurred any withdrawal liability (within the meaning of Section 4201 of ERISA) to any Preview Multiemployer Plan, which liability has not previously been fully satisfied. None of Preview, any Subsidiary of Preview or any Preview ERISA Affiliate has knowledge that any Preview Multiemployer Plan fails to qualify under Section 401(a) of the Code, is insolvent or is in reorganization within the meaning of Part 3 of Subtitle E of Title IV of ERISA or of any condition that would reasonably be expected to result in a Preview Multiemployer Plan becoming insolvent or going into reorganization.

          (g) Except as set forth in the Preview Disclosure Schedule, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Preview Benefit Plan that will or would reasonably be expected to result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Preview Employee, or (ii) result in the triggering or imposition of any restrictions or limitations on the right of Preview, any Subsidiary of Preview or New Travelocity to amend or terminate any Preview Benefit Plan. Except as set forth in the Preview Disclosure Schedule, no payment or benefit which will or may be made by Preview, or any Subsidiary of Preview, New Travelocity or any of their respective affiliates with respect to any Preview Employee will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

     Section 3.14 Labor Matters. (a) Except as set forth in the Preview SEC Reports filed prior to this date, no work stoppage, slowdown, lockout or labor strike against Preview or any Subsidiary of Preview by Preview Employees is pending or, to the knowledge of Preview, threatened in writing.

          (b) Except as set forth in the Preview SEC Reports filed prior to this date, as of the date of this Agreement, neither Preview nor any Subsidiary of Preview is involved in or, to the knowledge of Preview, threatened with, any material labor dispute, grievance or arbitration or any union organizing activity (by it or any of its employees) involving any Preview Employees.

     Section 3.15 Tax Matters. (a) All material Tax Returns required to be filed by Preview or its Subsidiaries either on a separate or combined or consolidated basis on or prior to the Effective Time have been or will be prepared in good faith and timely filed with the appropriate Governmental Entity on or prior to the Effective Time or by the due date thereof including extensions. All such Tax Returns are (or, as to Tax Returns not filed on the date hereof, will be) complete and accurate in all material respects.

          (b) All material Taxes (as herein defined) shown as due on the Tax Returns referred to in Section 3.15(a) either (i) have been fully paid (except with respect to matters contested in good faith as set forth in the Preview Disclosure Schedule) or (ii) are adequately reflected as a liability on Preview's or its Subsidiaries' books and records. All material Taxes required to be collected or withheld have been collected or withheld.

          (c) With respect to any period for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, Preview and its Subsidiaries have made due and sufficient accruals for such Taxes, to the extent they are material, in their respective books and records and financial statements.

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          (d) Preview and each of its Subsidiaries have not waived any statute of limitations, or agreed to any extension of time, with respect to federal income or material state Taxes or a material Tax assessment or deficiency.

          (e) As of this date, (i) there are not pending or, to the knowledge of Preview, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters and (ii) there are not any unresolved questions or claims concerning Preview's or any of its Subsidiaries' Tax liability that were raised by any taxing authority in a written communication to Preview or any Subsidiary.

          (f) Preview has made available to Sabre correct and complete copies of the United States federal income, all material state income or franchise, and all material sales, use and excise Tax Returns filed by Preview and its Subsidiaries since January 1, 1996.

          (g) Preview has not distributed the stock of a "controlled corporation" (within the meaning of that term as used in section 355(a) of the Code) in a transaction subject to Section 355 of the Code within the past two years.

          (h) No written claim, and to the knowledge of Preview, no claim, has ever been made by an authority in a jurisdiction where any of Preview and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

          (i) Preview has previously delivered to Sabre true and correct copies of all federal, state, local and foreign income Tax Returns and all other material Tax Returns filed with respect to any of Preview and its Subsidiaries for taxable periods ending on or after January 1, 1996. None of such Tax Returns has been audited or currently is the subject of an audit.

          (j) None of Preview and its Subsidiaries is a party to any Tax allocation or sharing agreement.

          (k) As of December 31, 1998, the net operating loss carryforward of Preview and its Subsidiaries for federal income Tax purposes was at least $58,705,492, and for the six months ended June 30, 1999 Preview and its Subsidiaries had negative taxable income of approximately $11,000,000, and except as set forth in the Preview Disclosure Schedule, Preview and its Subsidiaries are not subject to any limitations, e.g., Sections 382 and 384 of the Code and restrictions under the consolidated return regulations pursuant to Section 1502 of the Code or provisions of state laws affecting such net operating loss carryforwards for state income tax or state franchise tax purposes, on their ability to use the net operating loss carryforward other than those that may arise as a result of the transactions contemplated by this Agreement.

     As used in this Agreement, (i) the term "Tax" (including, with correlative meaning, the terms "Taxes" and "Taxable") includes all federal, state, local and foreign income, profits, franchise, gross receipts, license, premium, environmental (including taxes under Section 59A of the Code), capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, transfer, property, withholding, excise, production, occupation, windfall profits, customs duties, social security (or similar), registration, value added, alternative or add-on minimum, estimated, occupancy and other taxes, duties or governmental assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term "Tax Return" includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns and any amendment thereto) required to be supplied to a Tax authority relating to Taxes.

     Section 3.16 Contracts. (a) Set forth in the Preview Disclosure Schedule is a true and complete list of contracts or agreements, of any nature whatsoever, whether written or oral, including all amendments thereof and supplements thereto ("Contracts") of the following types to which Preview or

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any Subsidiary is a party or by or to which Preview or any Subsidiary or any of their properties may be bound or subject as of the date hereof:

             (i) Contracts for the sale of any real or personal (tangible or intangible) properties other than in the ordinary course of business, or for the grant of any option or preferential rights to purchase any such properties;

             (ii) Contracts for the construction, modification or repair of any building, structure or facility or for the incurrence of any capital expenditures or for the acquisition of fixed assets, providing for payments in excess of $100,000 in the aggregate;

             (iii) Contracts relating to the acquisition by Preview or any Subsidiary of any operating business or the capital stock of any other Person that has not been consummated or that has been consummated but contains representations, covenants, guaranties, indemnities or other obligations that remain in effect;

             (iv) Contracts relating to any litigation;

             (v) Contracts relating to the lending or borrowing of money or other indebtedness for borrowed money in excess of $75,000 or pursuant to which Preview or any of its Subsidiaries' assets are or may become subject to a lien, charge, mortgage or other encumbrance;

             (vi) Contracts under which Preview or any Subsidiary agrees to indemnify any Person;

             (vii) Contracts containing non-competition, exclusivity or other similar provisions that would limit, impair or restrict the ability of Preview or any of its Subsidiaries to do business in any line of business or in any geographical area or with any Person;

             (viii) Contracts pursuant to which Preview or any Subsidiary leases, subleases or otherwise has the right to use any real or personal property, except those contracts terminable (other than in the case of default by a party thereto) on 90 days' or less notice without any penalty and those involving receipt or payment of less than $75,000 in any year;

             (ix) Contracts in respect of licenses or other Contracts relating to Intellectual Property and Contracts relating to advertising arrangements, except those contracts terminable (other than in the case of default by a party thereto) on 90 days' or less notice without any penalty and those involving receipt or payment of less than $75,000 in any year;

             (x) Contracts relating to portal or other distribution arrangements;

             (xi) Contracts in respect of any joint venture, partnership or other similar arrangement (including, without limitation, any joint development agreement);

             (xii) Contracts with any Governmental Entity;

             (xiii) Contracts with any Preview Employee or consultant relating to (A) non-disclosure, confidentiality, assignment of inventions, proprietary rights or non-competition agreements and (B) severance, bonus or similar arrangements that become operative in connection with or as a result of the Merger; and

             (xiv) Contracts (other than those specified in any of clauses (i) through (xiii) of this clause (a)) which relate to or affect the business, operations or any of the assets or properties of Preview or any Subsidiary in a material way, except those (x) which are specifically not required to be scheduled pursuant to the provisions of any of clauses (i) through (xiii) of this paragraph (a), and (y) which are terminable (other than in the case of default by a party thereto) on 90 days' or less notice without any penalty and those involving payments of less than $50,000 in any year; and, in the case of each of clauses
        (x) and (y) above, are not material.

          (b) Unless precluded by an applicable confidentiality agreement, true and complete copies of all Contracts listed on Preview Disclosure Schedule have been made available to Sabre, Travelocity

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     Holdings or Travelocity.com. All of the Contracts referred to in the preceding paragraph (a) clauses (i) through (xiv) are valid, binding, in full force and effect and enforceable in accordance with their terms against Preview, or the applicable Subsidiary (as the case may be), and, to the knowledge of Preview, against the respective counterparties to such Contracts. None of Preview or any of its Subsidiaries or, to the knowledge of Preview as of the date hereof, any other party, is in breach, violation or default under any Contract listed or required to be listed on the Preview Disclosure Schedule. No event exists to the knowledge of Preview as of the date hereof which, with notice or lapse of time or both, would constitute a breach, violation or default, or give rise to any lien, charge or encumbrance or right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration, under any Contract listed or required to be listed on the Preview Disclosure Schedule. None of Preview, any Subsidiary or, to the knowledge of Preview, any other party to any of the Contracts listed on the Preview Disclosure
     Schedule is in material arrears in respect of the performance or satisfaction of the terms and conditions on its part to be performed or satisfied under any of such Contracts and no waiver or indulgence has been granted by any of the parties thereto.

     Section 3.17 Intellectual Property. Each material item of Preview Intellectual Property which is a patent, patent application, trademark, trademark application, service mark, service mark application, domain name, copyright registration, copyright application, or license, sublicense, agreement, or permission concerning any of the foregoing, is set forth on the Preview Disclosure Schedule. Except as set forth on the Preview Disclosure
Schedule:

          (a) Preview possesses all right, title and interest in and to, and is the sole and exclusive owner of or has a valid license to use, all the Preview Intellectual Property, free and clear of any encumbrance, and has the right to require the applicant of any Preview Intellectual Property which is an application, including but not limited to patent applications or copyright applications, to transfer ownership to Preview of the application and of the registration once it issues, and, to Preview's knowledge, all registered patents, trademarks, service marks and copyrights listed on the Preview Disclosure Schedule are valid and subsisting and in full force and effect;

          (b) The Preview Intellectual Property is all the Intellectual Property that is necessary for the ownership, maintenance and operation of Preview's properties and assets and Preview has the right to use all of the Preview Intellectual Property in all jurisdictions in which Preview conducts or proposes to conduct its business, and the consummation of the transactions contemplated hereby will not alter or impair any such rights;

          (c) To Preview's knowledge, Preview has not, and the continued operation of its business as presently conducted and as presently proposed to be conducted will not, interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of third parties, and Preview has not received written notice of any charge, complaint, claim, demand or notice so alleging (including any claim that Preview must license or refrain from using any Intellectual Property rights of any third party);

          (d) To Preview's knowledge, no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Preview Intellectual Property; and

          (e) To Preview's knowledge, no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand has been made, is pending, or, to the knowledge of Preview, is threatened which challenges the legality, validity, enforceability, use or ownership of any Preview Intellectual Property.

     "Preview Intellectual Property" means all Intellectual Property used by Preview in the operation of its business.

     "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereon, and all patents, patent applications and patent
                                      A-20
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disclosures, together with all reissuances, continuations,
continuations-in-part, revisions, extensions and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, domain names, and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, (d) all trade secrets and confidential business information (including ideas, know-how, customer and supplier lists, pricing and cost information and business and marketing plans and proposals),
(e) all computer software (including data and related documentation), (f) all other proprietary rights, (g) all copies and tangible embodiments of the foregoing categories of intellectual property listed in subsections (a) through
(f) herein (in whatever form or medium), and (h) all licenses, sublicenses, agreements, or permissions related to the foregoing categories of intellectual property listed in subsections (a) through (f) herein.

     Section 3.18 Year 2000 Compliance. Preview has provided to Sabre the plans (the "Year 2000 Plan") that detail the steps Preview plans to take to provide that all material computer software and hardware, and any other systems affected by computer technology, used by Preview or any Subsidiary in the conduct of its businesses as presently conducted (the "Systems") will have date fields, processing logic, outputs and interfaces that (i) will recognize the advent of the year 2000, (ii) will correctly process information relating to the dates before, on and after January 1, 2000, and (iii) will function accurately and without interruption before, during and after January 1, 2000 without any change in operations associated with the advent of the new century (collectively, "Year 2000 Compliant"). Preview has used all means reasonably available to determine that (a) the Year 2000 Plan will be effective to cause the Systems to be Year 2000 Compliant by November 15, 1999; (b) the Year 2000 Plan has been carried out to date in a diligent manner and there is no fact or circumstance of which Preview is aware that will cause the Year 2000 Plan not to result in the Systems being Year 2000 Compliant; and (c) the Year 2000 Plan includes the steps necessary to ascertain whether third party vendors upon whom Preview relies for goods and services of a material nature utilize systems that are Year 2000 Compliant, and if they are not, to replace such vendors with vendors who have systems that are Year 2000 Compliant.

     Section 3.19 No Termination of Business Relationship. Since January 1, 1999 through the date hereof, none of the Persons with which Preview or any Subsidiary has a material business relationship has given notice in writing or other indication in writing of any intention to cancel or otherwise terminate, prior to the end of the applicable contract term, a material business relationship with Preview or any Subsidiary and, to the knowledge of Preview as of the date hereof, no event has occurred or failed to occur which (i) would, to the knowledge of Preview as of the date hereof, precipitate the cancellation or termination of such a business relationship or (ii) would entitle any such entity or customer to terminate such a business relationship.

     Section 3.20 Insurance. Preview and each Subsidiary maintain in full force and effect insurance with responsible and reputable insurance companies or associations in such amounts, on such terms, with such deductibles, and covering such risks (including fire, casualty, and liability), as is consistent with industry practice. There is no default with respect to any provision contained in any insurance policy, nor has Preview or any Subsidiary failed to give any notice or present any claim under any such policy in due and timely fashion. All premiums due and payable with respect to the insurance policies have been paid. All such policies are in full force and effect. Neither Preview nor any Subsidiary has failed to give any notice or present any claim under any such insurance policy in due and timely fashion or as required by any of such insurance policies or has otherwise, through any act, omission or non-disclosure, jeopardized or impaired full recovery of any claim under such policies, and there are no claims by Preview or any Subsidiary under any of such policies to which any insurance company is denying liability or defending under a reservation of rights or similar clause. No notice of cancellation or non-renewal of any such policy has been received by Preview or any Subsidiary.

     Section 3.21 Disclosure. The information described on Schedule 3.21 (i) to the extent constituting historical facts, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not
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misleading, and (ii) to the extent constituting forward-looking statements, represents Preview's best estimates prepared in good faith and based upon reasonable assumptions (excluding the impact of the transactions contemplated by this Agreement).

     Section 3.22 AOL Agreements. As of the date hereof, each of the Interactive Services Agreement between America Online Inc. ("AOL") and Preview dated September 1, 1997, the Database Agreement between AOL and Preview dated September 25, 1997, (collectively, the "AOL Agreements"), are valid, binding, in full force and effect and enforceable in accordance with their terms against Preview and to Preview's knowledge, against AOL. As of the date hereof, there is no breach, violation or default of or under the AOL Agreements by Preview or, to Preview's knowledge, by AOL. To Preview's knowledge, as of the date hereof, no event exists which, with notice or lapse of time or both, would constitute a breach, violation or default, or give rise to any right of termination, modification, cancellation, suspension, limitation, revocation or acceleration under the AOL Agreements by either Preview or AOL. Preview has no reason to believe that AOL will not be able to fulfill all of its obligations under the AOL Agreements and, as of the date hereof, Preview has not been notified that AOL intends to cancel, terminate or modify the AOL Agreements and, as of the date hereof, Preview does not have knowledge of any event which would precipitate any such cancellation, termination or modification or entitle AOL to cancel, terminate or modify the AOL Agreements. Preview and, to Preview's knowledge, AOL are in compliance in all material respects with the AOL Agreements.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
               OF SABRE, TRAVELOCITY HOLDINGS AND TRAVELOCITY.COM

     Except as set forth in the Sabre Disclosure Schedule delivered by Sabre to Preview prior to the execution of this Agreement (the "Sabre Disclosure Schedule"), each of Sabre, Travelocity Holdings and Travelocity.com (as applicable), jointly and severally, represents and warrants to Preview as follows:

     Section 4.1 Organization, Standing and Power. Each of Sabre, Travelocity Holdings and Travelocity.com is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure so to qualify would not, either individually or in the aggregate, have a Material Adverse Effect on each of Sabre, Travelocity Holdings or Travelocity.com, as applicable.

     Section 4.2 Authority; No Conflicts. (a) Each of Sabre, Travelocity Holdings and Travelocity.com has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it will be a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which it will be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each of Sabre, Travelocity Holdings and Travelocity.com. This Agreement has been, and the Ancillary Agreements to which Sabre, Travelocity Holdings and Travelocity.com will be a party will be, duly executed and delivered by each of Sabre, Travelocity Holdings and Travelocity.com and constitute a valid and binding agreement of each of Sabre, Travelocity Holdings and Travelocity.com, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles.

          (b) The execution and delivery of this Agreement does not and the execution and delivery of the Ancillary Agreements to which Sabre, Travelocity Holdings and Travelocity.com will be a party will not and the consummation of the Merger and the other transactions contemplated hereby or thereby will not, conflict with, or result in any Violation pursuant to:
     (A) any provision of the respective

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     certificate of incorporation or by-laws of Sabre, Travelocity Holdings or
     Travelocity.com, or (B) except as would not have a Material Adverse Effect on any of Sabre, Travelocity Holdings or Travelocity.com and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (c) below, any loan, credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to any of Sabre, Travelocity Holdings or Travelocity.com or their respective properties or assets.

          (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to any of Sabre, Travelocity Holdings or Travelocity.com in connection with the execution and delivery of this Agreement or any Ancillary Agreement by each of Sabre, Travelocity Holdings or Travelocity.com or the consummation of the Merger and the other transactions contemplated hereby or thereby, except for those required under or in relation to (i) the HSR Act, (ii) the Blue Sky Laws, (iii) the Securities Act, (iv) the Exchange Act, (v) the DGCL with respect to the filing of the Delaware Certificate of Merger, (vi) rules and regulations of Nasdaq, and (vii) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain would not have a Material Adverse Effect on any of Sabre, Travelocity Holdings, Travelocity.com or Travelocity LP.

     Section 4.3 Financial Statements. Sabre has provided to Preview the audited balance sheets of the Travelocity Business as at December 31, 1998, 1997 and 1996, and the related statements of income, changes in stockholders' equity and cash flows for the fiscal year then ended (collectively, the "Travelocity Financial Statements"). Each of the financial statements of the Travelocity Business (including the related notes) presents fairly in all material respects, the financial position of the Travelocity Business and results of operations and cash flows of the Travelocity Business as of the respective dates or for the respective periods set forth therein, all in conformity with U.S. GAAP consistently applied during the period involved except as otherwise noted therein.

     Section 4.4 Information Supplied. (a) None of the information supplied or to be supplied by Sabre, Travelocity Holdings or Travelocity.com for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement/Prospectus will, on the date it is first mailed to Preview stockholders or at the time of the Preview Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) of the Travelocity Business included in the Proxy Statement/Prospectus will present fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of the Travelocity Business as of the respective dates or for the respective periods set forth therein, all in conformity with U.S. GAAP consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments and the absence of notes. The Form S-4 will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

          (b) Notwithstanding the foregoing provisions of this Section 4.4, no representation or warranty is made by Sabre, Travelocity Holdings or Travelocity.com with respect to statements made or incorporated by reference in the Proxy Statement/Prospectus based on information supplied by Preview for inclusion or incorporation by reference therein.

     Section 4.5 Vote Required; DGCL. (a) The affirmative vote of the holders of a majority of the outstanding shares of Travelocity.com Common Stock (the "Required Travelocity.com Vote"), has been

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obtained and is the only vote of the holders of any class or series of
Travelocity.com capital stock necessary to adopt this Agreement and approve the transactions contemplated hereby.

          (b) Neither the restrictions on business combinations set forth in
     Section 203 of the DGCL nor similar restrictions imposed by any other state takeover or similar statute or regulation apply to the Merger, this Agreement, or any of the transactions contemplated hereby.

     Section 4.6 Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, except Goldman, Sachs & Co. whose fees and expenses will be paid by Sabre in accordance with Sabre's agreement with such firm, based upon arrangements made by or on behalf of Sabre and previously disclosed to Preview.

     Section 4.7 No Business Activities. Travelocity.com has not conducted any activities other than in connection with the organization of Travelocity.com, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Travelocity.com has no Subsidiaries.

     Section 4.8 Absence of Certain Changes. Except as disclosed in any required report, schedule, form, statement or other document required to be filed by Sabre Holdings, Inc. with the SEC (collectively, including all exhibits thereto, the "Sabre SEC Reports") filed prior to this date or the Sabre Disclosure Schedule, (A) since the end of Sabre's fiscal year last ended, Sabre has conducted the Travelocity Business in all material respects in the ordinary and usual course of such business consistent with past practice and there has not been any change, development or combination of developments that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Travelocity Business and (B) since the end of Sabre's fiscal year last ended until this date there has not been (i) any change by the Travelocity Business to its accounting policies, practices or methods; (ii) any amendment or change to the terms of any indebtedness material to the Travelocity Business taken as a whole; (iii) any incurrence of any material indebtedness by the Travelocity Business; (iv) any transfer, lease, license, sale, mortgage, pledge, encumbrance or other disposition of assets or properties material to the Travelocity Business taken as a whole; (v) any material damage, destruction or other casualty loss with respect to any asset or property owned, leased or otherwise used by the Travelocity Business material to the Travelocity Business taken as a whole, whether or not covered by insurance;
(vi) except in the ordinary course of business consistent with past practice for employees other than executive officers or directors, or except as required by applicable law or contemplated by this Agreement, (A) any execution, adoption or amendment of any agreement or arrangement relating to severance or any employment or consulting agreement with any officer, director or other key employee of the Travelocity Business, or any amendment to any Sabre Benefit Plan or adoption or execution of any new employee benefit plan for the benefit of any officer, director or other key employee of the Travelocity Business (including, without limitation, the Sabre Benefit Plans referred to in Section 4.11), or (B) any grant of any stock options or other equity related award to any officer, director or employee of the Travelocity Business; or (vii) any agreement or commitment entered into with respect to any of the foregoing.

     Section 4.9 Litigation and Liabilities. (a) Except as disclosed in the Sabre SEC Reports filed prior to this date or the Sabre Disclosure Schedule, there are no civil, criminal or administrative actions, suits or claims, proceedings (including condemnation proceedings) or hearings or, to the knowledge of Sabre, investigations, pending or, to the knowledge of Sabre, threatened against the Travelocity Business or any of the properties and assets used in the Travelocity Business, except for any of the foregoing which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Travelocity Business.

          (b) The Travelocity Business has no liabilities (absolute, accrued, contingent or otherwise) the existence of which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Travelocity Business except (i) liabilities described in the Sabre SEC Reports filed with the SEC prior to the date hereof or on the Sabre Disclosure Schedule or reflected on Sabre's consolidated balance sheet (and related notes thereto) as of the end of its most recently

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     completed fiscal year filed in the Sabre SEC Reports or (ii) liabilities of the type permitted to be incurred pursuant to Section 5.1.

     Section 4.10 No Violation of Law; Permits. The Travelocity Business is being conducted in accordance with all, and not in violation of any, applicable statutes, rules, ordinances, regulations, judgments, orders or decrees of all Governmental Entities, and all permits, franchises, licenses, authorizations or consents granted by each Governmental Entity, and all permits, franchises, licenses, authorizations or consents necessary for the conduct of the Travelocity Business, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Travelocity Business. The Travelocity Business is not subject to any cease and desist or other order, judgment, injunction or decree issued by, or is not subject to any written agreement, consent agreement or memorandum of understanding with, is not subject to any commitment letter or similar undertaking to, is not subject to any order or directive by, or is not subject to any board resolutions at the request of, any Governmental Entity that materially restricts the conduct of its business (whether the type of business, the location or otherwise) and which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Travelocity Business, nor has Sabre been advised in writing that any Governmental Entity has proposed issuing or requesting any of the foregoing.

     Section 4.11  Employee Matters/ERISA. (a) Set forth in the Sabre Disclosure
Schedule is a complete list of each Sabre Benefit Plan and each Sabre Multiemployer Plan. The term "Sabre Benefit Plan" shall mean (i) each plan, program, policy, contract or agreement providing for compensation, deferred compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits of any kind, including, without limitation, any "employee benefit plan," within the meaning of Section 3(3) of ERISA but excluding any "multiemployer plan" within the meaning of Sections 3(37) or 4001(a)(3) of ERISA, and (ii) each employment, severance, "change of control," consulting, non-compete, confidentiality, or similar agreement or contract, in each case, in which Travelocity Business Employees (as defined in Section 4.11(b) below) participate and with respect to which Sabre or any Subsidiary of Sabre has or may have any liability (accrued, contingent or otherwise). The term "Sabre Multiemployer Plan" shall mean any "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA in which employees of the Travelocity Business participate and with respect to which Sabre or any Subsidiary of Sabre has or may have any liability (accrued, contingent or otherwise).

          (b) Sabre has provided or made available to Preview (i) current, accurate and complete copies of all documents embodying each Sabre Benefit Plan, including all amendments, written interpretations (which interpretation could be regarded as increasing the liabilities of Sabre and its Subsidiaries taken as a whole under the relevant Sabre Benefit Plan) and all trust or funding arrangements and insurance contracts with respect thereto; (ii) the most recent annual actuarial valuation, if any, prepared for each Sabre Benefit Plan; (iii) the most recent annual report (Series 5500 and all schedules), if any, required under ERISA in connection with each Sabre Benefit Plan or related trust; (iv) the most recent determination letter received from the Internal Revenue Service, if any, for each Sabre Benefit Plan and related trust which is intended to satisfy the requirements of Section 401(a) of the Code; (v) if any Sabre Benefit Plan is funded, the most recent annual and periodic accounting of such Sabre Benefit Plan's assets; (vi) the most recent summary plan description together with the most recent summary of material modifications, if any, required under ERISA with respect to each Sabre Benefit Plan; and (vii) all material communications to any one or more current, former or retired employee, officer, consultant, independent contractor, agent or director of the Travelocity Business (each, a "Travelocity Business Employee" and collectively, the "Travelocity Business Employees") relating to each Sabre Benefit Plan (which communication could be regarded as increasing the liabilities of Sabre and its Subsidiaries taken as a whole under the relevant Sabre Benefit Plan).

          (c) All Sabre Benefit Plans have been administered in all respects in accordance with the terms thereof and all applicable laws except for violations which, individually or in the aggregate, would not

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

     reasonably be expected to have a Material Adverse Effect on the Travelocity Business. Each Sabre Benefit Plan which is a Pension Plan, which is intended to be qualified under Section 401(a) of the Code and in which Travelocity Business Employees participate (each, a "Sabre Pension Plan"), has received a favorable determination letter from the Internal Revenue Service, and Sabre is not aware of any circumstances that would reasonably be expected to result in the revocation or denial of this qualified status. Except as otherwise set forth in the Sabre Disclosure Schedule or in the Sabre SEC Reports filed prior to this date, there is no pending or, to Sabre's knowledge, threatened, material claim, litigation, proceeding, audit, examination or investigation relating to any Sabre Benefit Plans or any Travelocity Business Employees that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Travelocity Business.

          (d) No material liability under Title IV of ERISA exists or is reasonably expected to be incurred by Sabre or any Subsidiary of Sabre or any entity which is considered a single employer with Sabre or any Subsidiary of Sabre under Section 4001(a)(15) of ERISA or Section 414 of the Code (a "Sabre ERISA Affiliate"). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Sabre Pension Plan within the past twelve (12) months.

          (e) All contributions, premiums and payments (other than contributions, premiums or payments that are not material, in the aggregate) required to be made under the terms of any Sabre Benefit Plan have been made. No Sabre Pension Plan has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither Sabre nor any Subsidiary of Sabre nor any Sabre ERISA Affiliate has provided, or is required to provide, security to any Sabre Pension Plan pursuant to Section 401(a)(29) of the Code.

          (f) As of the Closing Date, none of Sabre, any Subsidiary of Sabre or any Sabre ERISA Affiliate will have incurred any withdrawal liability (within the meaning of Section 4201 of ERISA) to any Sabre Multiemployer Plan, which liability has not previously been fully satisfied. None of Sabre, any Subsidiary of Sabre or any Sabre ERISA Affiliate has knowledge that any Sabre Multiemployer Plan fails to qualify under Section 401(a) of the Code, is insolvent or is in reorganization within the meaning of Part 3 of Subtitle E of Title IV of ERISA or of any condition that would reasonably be expected to result in a Sabre Multiemployer Plan becoming insolvent or going into reorganization.

          (g) Except as set forth in the Sabre Disclosure Schedule, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Sabre Benefit Plan, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Travelocity Business Employee, or (ii) result in the triggering or imposition of any restrictions or limitations on the right of Sabre or any Subsidiary of Sabre to amend or terminate any Sabre Benefit Plan. Except as set forth in the Sabre Disclosure Schedule, no payment or benefit which will or may be made by Sabre, or any Subsidiary of Sabre, or any of their respective affiliates with respect to any Travelocity Business Employee will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

     Section 4.12 Labor Matters. (a) Except as set forth in the Sabre SEC Reports filed prior to this date or the Sabre Disclosure Schedule, no work stoppage, slowdown, lockout or labor strike by employees of the Travelocity Business is pending or, to the knowledge of Sabre, threatened in writing.

          (b) Except as set forth in the Sabre SEC Reports filed prior to this date or the Sabre Disclosure Schedule, as of the date of this Agreement, neither Sabre nor any Subsidiary of Sabre is involved in or, to the knowledge of Sabre, threatened with, any material labor dispute, grievance or arbitration or any union organizing activity (by it or any of its employees) involving any employees of the Travelocity Business.

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     Section 4.13  Contracts. (a) Set forth in the Sabre Disclosure Schedule is a true and complete list of Contracts of the following types to which Sabre or any Subsidiary is a party relating to the Travelocity Business or by or to which the Travelocity Business or any of its properties may be bound or subject as of the date hereof:

             (i) Contracts for the sale of any real or personal (tangible or intangible) properties other than in the ordinary course of business, or for the grant of any option or preferential rights to purchase any such properties;

             (ii) Contracts for the construction, modification or repair of any building, structure or facility or for the incurrence of any capital expenditures or for the acquisition of fixed assets, providing for payments in excess of $100,000 in the aggregate;

             (iii) Contracts relating to the acquisition by Sabre or any Subsidiary of any operating business or the capital stock of any other Person that has not been consummated or that has been consummated but contains representations, covenants, guaranties, indemnities or other obligations that remain in effect;

             (iv) Contracts relating to any litigation;

             (v) Contracts relating to the lending or borrowing of money or other indebtedness for borrowed money in excess of $75,000 or pursuant to which any assets of the Travelocity Business are or may become subject to a lien, charge, mortgage or other encumbrance;

             (vi) Contracts under which Sabre or any Subsidiary agrees to indemnify any Person;

             (vii) Contracts containing non-competition, exclusivity or other similar provisions that would limit, impair or restrict the ability of the Travelocity Business to do business in any line of business or in any geographical area or with any Person;

             (viii) Contracts pursuant to which Sabre or any Subsidiary leases, subleases or otherwise has the right to use any real or personal property, except those contracts terminable (other than in the case of default by a party thereto) on 90 days' or less notice without any penalty and those involving receipt or payment of less than $75,000 in any year;

             (ix) Contracts in respect of licenses or other Contracts relating to Intellectual Property and Contracts relating to advertising arrangements, except those contracts terminable (other than in the case of default by a party thereto) on 90 days' or less notice without any penalty and those involving receipt or payment of less than $75,000 in any year;

             (x) Contracts relating to portal or other distribution arrangements;

             (xi) Contracts in respect of any joint venture, partnership or other similar arrangement (including, without limitation, any joint development agreement);

             (xii) Contracts with any Governmental Entity;

             (xiii) Contracts with any employee or consultant of the Travelocity Business relating to (A) non-disclosure, confidentiality, assignment of inventions, proprietary rights or non-competition agreements and (B) severance, bonus or similar arrangements that become operative in connection with or as a result of the Merger; and

             (xiv) Contracts (other than those specified in any of clauses (i) through (xiii) of this clause (a)) which relate to or affect the business, operations or any of the assets or properties of the Travelocity Business in a material way, except those (x) which are specifically not required to be scheduled pursuant to the provisions of any of clauses (i) through (xiii) of this paragraph (a), and (y) which are terminable (other than in the case of default by a party thereto) on 90 days' or less notice without any penalty and those involving payments of less than $50,000 in any year; and, in the case of each of clauses
        (x) and (y) above, are not material.

          (b) Unless precluded by an applicable confidentiality agreement, true and complete copies of all Contracts listed on the Sabre Disclosure Schedule have been made available to Preview. All of the Contracts referred to in the preceding paragraph (a) clauses (i) through (xiv) are valid, binding, in full force and effect and enforceable in accordance with their terms against Sabre, or the applicable Subsidiary (as the case may be), and, to the knowledge of Sabre, against the respective counterparties to such Contracts. None of Sabre or any of its Subsidiaries or, to the knowledge of Sabre, any other party is in breach, violation or default, and no event which, with notice or lapse of time or both, would constitute a breach, violation or default, or give rise to any lien, charge or encumbrance or right of termination, modification, cancellation, prepayment, suspension, limitation, revocation or acceleration, under any Contract listed or required to be listed on the Sabre Disclosure Schedule. None of Sabre, any Subsidiary or, to the knowledge of Sabre, any other party to any of the Contracts listed on the Sabre Disclosure Schedule is in material arrears in respect of the performance or satisfaction of the terms and conditions on its part to be performed or satisfied under any of such Contracts and no waiver or indulgence has been granted by any of the parties thereto.

     Section 4.14 Intellectual Property. Each material item of Sabre Intellectual Property that is a patent, patent application, trademark, trademark application, service mark, service mark application, domain name, copyright registration, copyright application, or license, sublicense, agreement, or permission concerning any of the foregoing, and that is used primarily in the Travelocity Business is set forth on the Sabre Disclosure Schedule. Except as set forth on the Sabre Disclosure Schedule:

          (a) Sabre possesses all right, title and interest in and to, and is the sole and exclusive owner of, or has a valid license to use, all the Sabre Intellectual Property, free and clear of any encumbrance, and has the right to require the applicant of any Sabre Intellectual Property which is an application, including but not limited to patent applications or copyright applications, to transfer ownership to Sabre of the application and of the registration once it issues, and, to Sabre's knowledge, all registered patents, trademarks, service marks and copyrights listed on the Sabre Disclosure Schedule are valid and subsisting and in full force and effect;

          (b) The Sabre Intellectual Property is all the Intellectual Property that is necessary for the ownership, maintenance and operation of the Travelocity Business and Sabre has the right to use all of the Sabre Intellectual Property in all jurisdictions in which Sabre conducts or proposes to conduct the Travelocity Business, and the consummation of the transactions contemplated hereby will not alter or impair any such rights;

          (c) To Sabre's knowledge, Sabre has not, and the continued operation of the Travelocity Business as presently conducted and as presently proposed to be conducted will not, interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of third parties, and Sabre has not received written notice of any charge, complaint, claim, demand or notice so alleging (including any claim that Sabre must license or refrain from using any Intellectual Property rights of any third party);

          (d) To Sabre's knowledge, no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any Sabre Intellectual Property; and

          (e) To Sabre's knowledge, no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand has been made, is pending, or, to the knowledge of Sabre, is threatened which challenges the legality, validity, enforceability, use or ownership of any Sabre Intellectual Property.

     "Sabre Intellectual Property" means all Intellectual Property used by Sabre in the operation of the Travelocity Business.

     Section 4.15 Year 2000 Compliance. All material software and leased computer hardware used in the conduct by Sabre or any Subsidiary of the Travelocity Business as presently conducted will be Year 2000 Compliant. All licensed software and leased computer hardware systems used in the conduct of the Travelocity Business are, to Sabre's knowledge, Year 2000 Compliant.

     Section 4.16 No Termination of Business Relationship. Since January 1, 1999 through the date hereof, none of the Persons with which the Travelocity Business has a material business relationship has given notice in writing or other indication in writing of any intention to cancel or otherwise terminate, prior to the end of the applicable contract term, a material business relationship with the Travelocity Business and, to the knowledge of Sabre, no event has occurred or failed to occur which would (i) precipitate the cancellation or termination of, or (ii) entitle any such entity or customer to terminate, such a business relationship.

     Section 4.17 Insurance. Sabre maintains with respect to the Travelocity Business in full force and effect insurance with responsible and reputable insurance companies or associations in such amounts, on such terms, with such deductibles, and covering such risks (including fire, casualty, and liability), as is consistent with industry practice. There is no default with respect to any provision contained in any insurance policy, nor has Sabre failed to give any notice or present any claim under any such policy in due and timely fashion. All premiums due and payable with respect to the insurance policies have been paid. All such policies are in full force and effect. Neither Sabre nor any Subsidiary has failed to give any notice or present any claim under any such insurance policy in due and timely fashion or as required by any of such insurance policies or has otherwise, through any act, omission or non-disclosure, jeopardized or impaired full recovery of any claim under such policies, and there are no claims by Sabre or any Subsidiary under any of such policies to which any insurance company is denying liability or defending under a reservation of rights or similar clause. No notice of cancellation or non-renewal of any such policy has been received by Sabre.

     Section 4.18 Sufficiency of Assets. The assets to be conveyed pursuant to the Sabre Assignments include all of the assets and properties required to operate the Travelocity Business substantially in the manner as it is now being conducted and operated.

     Section 4.19 Disclosure. The information described on Schedule 4.19 (i) to the extent constituting historical facts, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading, and (ii) to the extent constituting forward-looking statements, represents Sabre's best estimates prepared in good faith and based upon reasonable assumptions (excluding the impact of the transactions contemplated hereby).

                                   ARTICLE V

                                   COVENANTS

     Section 5.1 Covenants of Preview. During the period from the date of this Agreement and continuing until the Effective Time, Preview agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or as otherwise indicated on the Preview Disclosure Schedule or to the extent that Sabre, Travelocity Holdings or Travelocity.com shall otherwise consent in writing):

          (a) Ordinary Course. (i) Preview and each of its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, shall use all reasonable best efforts to keep available the services of its officers and employees as a group (subject to changes in the ordinary course) and shall use all reasonable efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers, suppliers, regulators, distributors, creditors, lessors and others having business dealings with them to the end that their ongoing businesses shall not be impaired in any material respect at the Effective Time; provided, however, that no action by Preview or its Subsidiaries with respect to matters specifically addressed by any other provision of this

     Section 5.1 shall be deemed a breach of this Section 5.1(a)(i) unless such action would constitute a breach of one or more of such other provisions.

             (ii) Preview shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new line of business, (B) incur or commit to any capital expenditures other than capital expenditures incurred or committed to in the ordinary course of business consistent with past practice and which are not in excess of $250,000 in the aggregate or $50,000 individually or (C) incur or commit to any advertising expenditures before March 31, 2000 not provided for in the advertising budget set forth in the Preview Disclosure Schedule or incur or commit to any advertising expenditures after March 31, 2000 not provided for in an advertising budget as is mutually agreed by Preview and Sabre.

             (iii) Preview shall perform and comply with the AOL Agreements in the usual, regular and ordinary course and shall not willfully breach, violate or default on the AOL Agreements or take any action that would precipitate AOL or entitle AOL to cancel, terminate or modify the AOL Agreements.

          (b) Dividends; Changes in Share Capital. Preview shall not and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

          (c) Issuance of Securities. Preview shall not, and shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Preview Voting Debt or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares or Preview Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of Preview Common Stock (and the associated Rights) upon the exercise of stock options or in connection with other stock-based benefits plans outstanding on the date hereof in accordance with their present terms, (ii) issuances by a wholly owned Subsidiary of Preview of capital stock to such Subsidiary's parent,
     (iii) issuances in accordance with the Rights Agreement, (iv) issuances of shares and options to purchase no more than 100,000 shares of Preview Common Stock granted to non-executive employees in the ordinary course of business and having an exercise price equal to the current market price of Preview Common Stock on the date of grant, or (v) issuances of options to purchase up to that number of shares of Preview Common Stock equal to the number of shares subject to outstanding options that expire unexercised after the date hereof, provided that such options are granted with the consent of Sabre and have an exercise price not less than the current market price of Preview Common Stock on the date of grant as contemplated by this Agreement.

          (d) Governing Documents. Except to the extent required by law or required by the rules and regulations of Nasdaq, Preview and its Subsidiaries shall not amend or propose to amend their respective certificates of incorporation, by-laws or other governing documents.

          (e) No Acquisitions or Joint Ventures. Preview shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (other than the acquisition of assets used in the operations of the business of Preview and its Subsidiaries in the ordinary course). Preview shall not, and shall not permit any of its Subsidiaries to, enter into, or agree to enter into, (i) any joint venture or partnership, or any discussions with respect to any joint venture or partnership, or (ii) any material marketing or technology alliance (other than supplier relationships and site sponsorships entered into in the ordinary course of business) or any discussions with respect to such alliance unless such alliance would not extend beyond the Closing Date and Preview has given Sabre reasonable notice to Sabre prior to entering into such alliance.
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

          (f) No Reorganizations or Dispositions. Preview shall not, and shall not permit any Subsidiary to, adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Preview or any of its Subsidiaries or sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets (including capital stock of Subsidiaries), except for the disposal of obsolete or worn-out assets or properties in the ordinary course of business, consistent with past practices, or as contemplated by this Agreement.

          (g) Indebtedness. Preview shall not, and shall not permit any of its Subsidiaries to, (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than by Preview or a Subsidiary of Preview to or in Preview or any Subsidiary of Preview or (ii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than indebtedness, loans, advances, payments, discharges or satisfactions incurred or committed to in the ordinary course of business consistent with past practice.

          (h) Tax-Free Qualification. Preview shall not, and shall not permit any of its Subsidiaries to, take any action that would prevent or impede the Merger from qualifying as a reorganization under Section 368 of the Code.

          (i) Other Actions. Preview shall not, and shall not permit any of its Subsidiaries to, take any action that would, or that could reasonably be expected to, result in, except as otherwise permitted by Section 6.4, any of the conditions to the Merger set forth in Article VII not being satisfied.

          (j) Accounting Methods; Income Tax Elections; Tax Returns. Except as disclosed in Preview SEC Reports filed prior to the date of this Agreement, Preview shall not change its methods of accounting in effect at December 31, 1998, except as required by changes in U.S. GAAP as concurred in by Preview's independent auditors. Preview shall not (i) change its fiscal year or (ii) make any material Tax election, other than in the ordinary course of business consistent with past practice, without consultation with Sabre. Preview shall prepare and file all Tax Returns required to be filed and pay all required Taxes due in accordance with applicable law.

          (k) Preview Rights Agreement. Except as contemplated by this Agreement, Preview shall not amend, modify or waive any provision of the Rights Agreement, and shall not take any action to redeem the Rights or render the Rights inapplicable to any transaction, other than to permit a Person to make a Superior Proposal if the Board of Directors of Preview determines in its good faith judgment, after receiving the advice of outside legal counsel, that, in light of the Superior Proposal, the Board of Directors of Preview would be in violation of its fiduciary duties under applicable law if it failed to amend, modify or waive such provision of the Preview Rights Agreement.

          (l) Preview Benefit Plans. Preview shall not, and shall not permit its Subsidiaries, to (i) enter into, adopt or amend any agreement or arrangement relating to severance or termination pay of any director or officer or employee of Preview or any Subsidiary except, in the case of employees, in the ordinary course of business, (ii) enter into, adopt or amend any Preview Benefit Plan or Preview Multiemployer Plan, (iii) grant any increase in base compensation or other payment or benefit to any directors, officers or employees, except for increases occurring in the ordinary course of business, and except in the case of clauses (i), (ii) and (iii), as required under existing contracts and as required by law.

          (m) Standstills. Preview shall not amend or waive any provisions of, or grant any approval under, any standstill agreement; provided that the Board of Directors of Preview may grant a waiver of provisions of, or approval under, a standstill agreement with any Person solely to permit such Person to make a Superior Proposal if the Board of Directors of Preview determines in its good faith judgment, after receiving the advice of outside legal counsel, that, in light of the Superior Proposal, the Board of Directors of Preview would be in violation of its fiduciary duties under applicable law if it failed to grant such waiver.

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          (n) Commitments. Preview shall not enter into, or permit any of its
     Subsidiaries to enter into, any commitments, contracts or agreements to do any of the foregoing.

     Section 5.2 Covenants of Sabre. During the period from the date of this Agreement and continuing until the Effective Time, Sabre agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or as otherwise indicated on the Sabre Disclosure Schedule or to the extent that Preview shall otherwise consent in writing):

          (a) Ordinary Course. (i) Sabre shall carry on the Travelocity Business in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, and shall use all reasonable best efforts to keep available the services of the employees as a group of the Travelocity Business (subject to changes in the ordinary course) and use all reasonable efforts to preserve intact the Travelocity Business, maintain its rights and franchises and preserve its relationships with customers, suppliers, regulators, distributors, creditors, lessors and others having business dealings with Sabre with respect to the Travelocity Business to the end that the Travelocity Business shall not be impaired in any material respect at the Effective Time; provided, however, that no action by Sabre with respect to matters specifically addressed by any other provisions of this Section 5.2 shall be deemed a breach of this Section 5.2(a)(i) unless such action would constitute a breach of one or more of such other provisions.

          (b) Issuance of Securities. Sabre shall not permit Travelocity.com to issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than issuances of Triton.com Class A Common Stock to Sabre or its Affiliates or as described in the Sabre Disclosure Schedule. Sabre shall not permit Travelocity.com to declare any cash dividends or effect any share repurchases.

          (c) No Acquisitions or Joint Ventures. Except as contemplated by this Agreement, Sabre shall not permit Travelocity.com to acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (other than the acquisition of assets used in the operations of the Travelocity Business in the ordinary course and the assets of the Travelocity Business to be assigned to Travelocity.com pursuant to the Preview Assignments and Sabre Assignments).

          (d) No Reorganizations or Dispositions. Sabre shall not, and shall not permit any Subsidiary to, adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization affecting the Travelocity Business or sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of the assets of the Travelocity Business (including capital stock of Subsidiaries), except for the disposal of obsolete or worn-out assets or properties in the ordinary course of business, consistent with past practices, or as contemplated by this Agreement.

          (e) Indebtedness. Sabre shall not permit the Travelocity Business to
     (i) make any loans, advances or capital contributions to, or investments in, any other Person, or (ii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than indebtedness, loans, advances, payments, discharges or satisfactions incurred or committed to in the ordinary course of the Travelocity Business consistent with past practice.

          (f) Tax-Free Qualification. Sabre shall not, and shall not permit any of its Subsidiaries to, take any action that would prevent or impede the Merger from qualifying as a reorganization under Section 368 of the Code.

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          (g) Other Actions. Sabre shall not, and shall not permit any of its
     Subsidiaries to, take any action that would, or that could reasonably be expected to, result in any of the conditions to the Merger set forth in
     Article VII not being satisfied.

          (h) Accounting Methods. Except as disclosed in Sabre SEC Reports filed prior to the date of this Agreement, Sabre shall not change its methods of accounting in respect of the Travelocity Business in effect at December 31, 1998, except as required by changes in U.S. GAAP as concurred in by Sabre's independent auditors.

          (i) Commitments. Sabre shall not enter into, or permit any of its Subsidiaries to enter into, any commitments, contracts or agreements to do any of the foregoing.

     Section 5.3  Advice of Changes; Regular Reporting; Governmental
Filings. (a) Each Party shall confer on a regular and frequent basis with the other and report (to the extent permitted by law or regulation or any applicable confidentiality agreement) on operational matters including, without limitation, the provision of regular reports by Preview (with respect to it and its Subsidiaries) and Sabre (with respect to the Travelocity Business) in the form attached at Exhibit 5.3. During the period from the date hereof to the Closing, each Party shall give prompt written notice to the other Parties of (i) the occurrence, or failure to occur, of any event which occurrence or failure would cause or could reasonably be expected to cause any representation or warranty of the Party giving notice contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing, or (ii) any failure of the Party giving notice to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.3 shall not limit or otherwise affect the remedies available hereunder to the Parties receiving notice, or modify in any way any disclosure made in or in connection with this Agreement as of the date hereof.

          (b) As soon as practicable after the end of each month during the period from the date of this Agreement until the Closing Date, Preview will prepare and promptly deliver to Sabre copies of an unaudited balance sheet as of the end of such month and an unaudited income statement for the month then ended for Preview and Sabre will prepare and promptly deliver to Preview copies of an unaudited balance sheet as of the end of such month and an unaudited income statement for the month then ended for the Travelocity Business. All financial statements delivered hereunder by Preview shall (a) be prepared in accordance with U.S. GAAP applied on a basis consistent with past practice (except that such financial statements need not contain all of the footnotes required under U.S. GAAP and may be subject to year-end accrual adjustments) and (b) fairly present the consolidated financial position of Preview and its Subsidiaries as at the dates thereof and the consolidated results of its operations for the periods then ended. All financial statements delivered hereunder by Sabre shall (a) be prepared in accordance with U.S. GAAP applied on a basis consistent with past practice (except that such financial statements need not contain all of the footnotes required under U.S. GAAP and may be subject to year-end accrual adjustments) and (b) fairly present the results of operations of the Travelocity Business for the periods then ended.

          (c) Preview and Sabre shall file all reports required to be filed by each of them with the SEC (and all other Governmental Entities) between the date of this Agreement and the Effective Time and shall (to the extent permitted by law or regulation or any applicable confidentiality agreement) deliver to the other party copies of all such reports, announcements and publications promptly after the same are filed. Subject to applicable laws relating to the exchange of information, each of Preview and Sabre shall have the right to review in advance, and will consult with the other with respect to, all the information relating to the other party and each of their respective Subsidiaries, which appears in any filings, announcements or publications made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party agrees that, to the extent practicable and as timely as practicable, it will consult with, and provide all appropriate and necessary assistance to, the other
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     party with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby.

          (d) As soon as practicable after the end of each month during the period from the date of this Agreement until the Closing Date, if requested by Sabre, Preview will prepare and promptly deliver to Sabre reports regarding the AOL Agreements addressing such matters as Sabre shall request, including traffic, development obligations, or other information and Preview shall promptly notify Sabre of any actual or potential breaches, violation or defaults by it or AOL under the AOL Agreements or any event which would precipitate any cancellation, termination or modification of the AOL Agreements by AOL. In addition, if requested by Sabre, Preview shall promptly provide Sabre with copies of all reports supplied to AOL and of all reports supplied by AOL under the AOL Agreements.

     Section 5.4 Transition Planning. Terry Jones, as President of Travelocity.com (and on behalf of Travelocity Holdings and Sabre), and Chris Clouser, as President of Preview, jointly shall be responsible for coordinating all aspects of transition planning and implementation relating to the Sabre Assignments, the Preview Assignments, the Merger and the other transactions contemplated hereby. If either such person ceases to be President of his company for any reason, such person's successor shall assume his predecessor's responsibilities under this Section 5.4. During the period between the date of this Agreement and the Effective Time, Terry Jones and Chris Clouser jointly shall examine various alternatives regarding the manner in which to best organize and manage the businesses of Travelocity.com LP after the Effective Time to the extent permitted by law or regulation or any applicable confidentiality agreement.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

     Section 6.1 Preparation of Form S-4 and Proxy Statement; Preview Stockholders Meeting. (a) The parties shall cooperate and promptly prepare, and Sabre shall file with the SEC as soon as practicable, a Registration Statement on Form S-4 with respect to the issuance of Travelocity.com Common Stock in the Merger (the "Form S-4"), a portion of which Registration Statement shall also serve as the proxy statement/prospectus with respect to the meeting of Preview's stockholders in connection with the Merger (the "Proxy Statement/Prospectus"). Sabre shall use its reasonable best efforts to, and Preview will cooperate with Sabre to, have the Form S-4 declared effective by the SEC as promptly as practicable and to keep the Form S-4 effective as long as is necessary to consummate the Merger. Sabre shall use its reasonable best efforts to obtain, prior to the effective date of the Form S-4, all necessary permits or approvals required under Blue Sky Laws to carry out the Merger.

          (b) Preview shall, as promptly as practicable following the execution of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the "Preview Stockholders Meeting") for the purpose of obtaining the Required Preview Vote with respect to the transactions contemplated by this Agreement. In connection with the Preview Stockholders Meeting, Preview will mail to its stockholders as promptly as practicable, the Proxy Statement/Prospectus and all other proxy materials for the Preview Stockholders Meeting, (i) will use its reasonable best efforts, subject to paragraph (c) of this Section 6.1, to obtain the Required Preview Vote and (ii) will otherwise comply with all legal requirements applicable to the Preview Stockholders Meeting.

          (c) Except as provided in the next sentence, the Board of Directors of Preview shall recommend approval and adoption of this Agreement and the Merger by Preview's stockholders. The Board of Directors of Preview shall be permitted (i) not to recommend to Preview's stockholders that they give the Required Preview Vote or (ii) to withdraw or modify in a manner adverse to Sabre its recommendation to Preview's stockholders that they give the Required Preview Vote, only (w) if after receiving an Acquisition Proposal that constitutes a Superior Proposal, the Board of Directors of

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     Preview determines in its good faith judgment, after receiving the advice of outside legal counsel, that, in light of this Superior Proposal, the Board of Directors would be in violation of its fiduciary duties under applicable law if it failed not to take such action, (x) if three Business Days have elapsed following delivery by Preview to Sabre of written notice advising Sabre that the Board of Directors of Preview intends to resolve to take such action absent modification to the terms and conditions of this Agreement, (y) if, assuming this Agreement were amended to reflect all adjustments to the terms and conditions hereof proposed by Sabre during such three Business Day period, such Acquisition Proposal would nonetheless constitute a Superior Proposal (it being understood that Sabre shall be permitted to propose adjustments to the terms and conditions hereof, notwithstanding anything contained in the Confidentiality Agreement); and
     (z) if Preview has complied, in all material respects, with its obligations set forth in Section 6.4; provided, however, that nothing in this paragraph
     (c) shall be interpreted to excuse Preview from complying with its obligations under paragraphs (a) and (b) of this Section 6.1.

          (d) Sabre shall, and shall cause its respective Subsidiaries to, approve and adopt this Agreement and the Merger.

     Section 6.2 Access to Information. (a) Upon reasonable notice, Preview shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of Sabre reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, Preview shall (and shall cause its Subsidiaries to) furnish promptly to Sabre (i) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of Federal or state securities laws, as applicable (other than reports or documents which such party is not permitted to disclose under applicable law), and (ii) consistent with its legal obligations, all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that Preview may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity or any confidentiality agreement applicable to Preview requires Preview or its Subsidiaries to restrict access to any properties or information.

          (b) Upon reasonable notice, Sabre shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of Preview reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records relating to the Travelocity Business and, during such period, Sabre shall (and shall cause its Subsidiaries to) furnish promptly to Preview (i) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of Federal or state securities laws, as applicable (other than reports or documents which such party is not permitted to disclose under applicable law), and (ii) consistent with its legal obligations, all other information concerning the Travelocity Business, as such other party may reasonably request; provided, however, that Sabre may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity or any confidentiality agreement applicable to Sabre requires Sabre or its Subsidiaries to restrict access to any properties or information.

          (c) The parties will hold any such information which is non-public in confidence to the extent required by, and in accordance with, the provisions of the letter dated January 18, 1999 between Preview and Sabre (the "Confidentiality Agreement".) Any investigation by Preview or Sabre shall not affect the representations and warranties of Sabre, Travelocity Holdings, Travelocity.com or Preview, as the case may be.

     Section 6.3 Reasonable Best Efforts. (a) Subject to Section 6.3(b), Sabre and Preview shall each cooperate with the other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take or cause to be taken all necessary actions, and do or cause to

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be done all things, necessary, proper or advisable under this Agreement and applicable laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including, without limitation, preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any third party necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Subject to applicable laws relating to the exchange of information, Sabre and Preview shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Preview and its Subsidiaries or Sabre and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any governmental authority in connection with the Merger and the other transactions contemplated by this Agreement.

          (b) Without limiting Section 6.3(a), Preview and Sabre shall each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, on or before the Termination Date, including without limitation defending through litigation on the merits any claim asserted in any court by any Person.

          (c) Each of Sabre, Travelocity Holdings, Travelocity.com and Preview shall use its reasonable best efforts to cause the Merger to qualify, and will not (both before and after consummation of the Merger) take any actions which to its knowledge could reasonably be expected to prevent the Merger from qualifying, as a reorganization under the provisions of Section 368 of the Code.

     Section 6.4 No Solicitation. (a) Each of Preview and its Subsidiaries will not, and will use its reasonable best efforts to cause its respective officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents and other representatives not to, directly or indirectly, take any action to solicit, initiate, knowingly encourage or knowingly facilitate the making of any Acquisition Proposal (including without limitation, by amending, or granting any waiver under, the Rights Agreement) or any inquiry with respect thereto or engage in discussions or negotiations with any Person with respect thereto, or in connection with any Acquisition Proposal or potential Acquisition Proposal, disclose any nonpublic information relating to it or its Subsidiaries or afford access to the properties, books or records of it or its Subsidiaries to, any Person that has made, or to such party's knowledge, is considering making, any Acquisition Proposal; provided, however, that, in the event that prior to receipt by Preview of the Required Preview Vote, (i) Preview shall receive a Superior Proposal that was not solicited by it and did not otherwise result from a breach of this Section 6.4, (ii) the Board of Directors of Preview, determines in its good faith judgment, after receiving the advice of outside counsel that, in light of this Superior Proposal, if Preview fails to participate in such discussions or negotiations with, or to provide such information or access to, the party making the Superior Proposal, it would be in violation of its fiduciary duties under applicable law, and (iii) after giving Sabre 24 hours' notice of its intention to do so, Preview may (x) furnish information or access with respect to it and its Subsidiaries to the Person making such Superior Proposal pursuant to a customary confidentiality agreement containing terms generally no less restrictive than the terms contained in the Confidentiality Agreement, provided that a copy of all such written information is simultaneously, or has been previously, provided to Sabre and (y) participate in discussions and negotiations regarding such Superior Proposal; and provided, further, that after receipt of an unsolicited, written, bona fide Acquisition Proposal that the Board of Directors of Preview reasonably concludes may constitute a Superior Proposal, Preview may on one occasion submit to the party making such Acquisition Proposal a written list of questions, the sole purpose of which is to elicit clarifications as to the material terms of the Acquisition Proposal so as to enable the Board of Directors of Preview to make a determination whether such Acquisition Proposal is in fact a Superior Proposal (it being agreed that any correspondence with such party shall be limited to questions and such questions shall be limited

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

to the purpose of clarifying the material terms of such Acquisition Proposal and shall not solicit or encourage any new Acquisition Proposal or any change to the Acquisition Proposal).

          (b) Nothing contained in this Agreement shall prevent the Board of Directors of Preview from complying with Rule 14d-9 or Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal; provided that the Board of Directors of Preview shall not recommend that the stockholders of Preview tender their shares in connection with a tender offer except to the extent, after receiving a Superior Proposal, the Board of Directors of Preview determines in its good faith judgment, after receiving the advice of outside legal counsel, that, in light of the Superior Proposal, the Board of Directors would be in violation of its fiduciary duties under applicable law if it fails to make such a recommendation.

          (c) If Preview or any Subsidiary of Preview receives an Acquisition Proposal, Preview will (A) promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal) notify (which notice shall be provided orally and in writing and shall identify the Person making the Acquisition Proposal and set forth the material terms thereof) Sabre of the receipt of the Acquisition Proposal, or any request for non-public information relating to Preview or any Subsidiary of Preview or for access to the properties, books or records of Preview or any Subsidiary of Preview by any Person that has made, or to Preview or any Subsidiary's knowledge may be considering making, an Acquisition Proposal, and (B) will keep Sabre reasonably informed of any changes to the material terms of any such Acquisition Proposal or request. Preview shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated, and use reasonable best efforts to cause its officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents and other representatives to, immediately cease and cause to be terminated, all discussions and negotiations, if any, that have taken place prior to the date hereof with any Persons with respect to any actual or potential Acquisition Proposal.

          For purposes of this Agreement, "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, any (i) direct or indirect acquisition or purchase of a business or asset of Preview or any of its Subsidiaries that constitutes 20% or more of the net revenues or assets of Preview and its Subsidiaries, taken as a whole; (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities of Preview or any of its Subsidiaries whose business constitutes 20% or more of the net revenues or assets of Preview and its Subsidiaries, taken as a whole; (iii) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of Preview or any of its Subsidiaries whose business constitutes 20% or more of the net revenues or assets of Preview and its Subsidiaries, taken as a whole; or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Preview or any of its Subsidiaries whose business constitutes 20% or more of the net revenue or assets of Preview and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement. For purposes of this Agreement, "Superior Proposal" means any bona fide written Acquisition Proposal for or in respect of more than 50 percent of the outstanding shares of Preview Common Stock on terms that the Board of Directors of Preview determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal deemed relevant by Preview's Board of Directors, including any break-up fees, expense reimbursement provisions, conditions to consummation, and the ability of the party making such proposal to obtain financing for such Acquisition Proposal) are more favorable from a financial point of view to its stockholders than the Merger.

          (d) Nothing contained in this Agreement shall prohibit a deferral of the distribution of rights issued pursuant to the Preview Rights Agreement following the commencement of a tender offer or an exchange offer for Preview Common Stock.

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

          (e) Each of Preview and its Subsidiaries agrees that it will take the necessary steps promptly to inform its officers, directors, investment bankers, consultants, attorneys, accountants, agents and other representatives, as appropriate, of the obligations undertaken in this
     Section 6.4.

     Section 6.5 Employee Matters. Preview and Sabre agree that the individuals who immediately prior to the Effective Time are employees of Preview and its Subsidiaries (the "Continuing Employees") shall, following the Effective Time, be provided with employee benefits that are no less advantageous in the aggregate to (in Sabre's discretion) either (i) the employee benefits provided to the Continuing Employees immediately prior to the Effective Time or (ii) the employee benefits provided to those individuals who following the Effective Time are employees of Travelocity.com LP, other than the Continuing Employees (but excluding in any event awards under stock option and other equity-based plans and flight benefit privileges); and provided, that nothing herein shall limit the right of any entity to make such changes to any employee benefit plan or arrangement as may be necessary to conform a plan or arrangement with applicable law or to terminate the employment of any person following the Effective Time. The Surviving Corporation shall grant or cause Travelocity.com LP to grant all Continuing Employees credit for all service with Preview and its Subsidiaries and their respective predecessors prior to the Effective Time for all purposes for which such service is recognized under employee benefit plans provided to such Continuing Employees following the Effective Time. To the extent that Continuing Employees receive medical, dental or health insurance benefits after the Effective Time, Sabre shall waive or cause Travelocity.com LP to waive any pre-existing condition exclusions and actively-at-work requirements for Continuing Employees and their covered dependents and provide that any expenses incurred during the portion of the calendar year preceding the Effective Time by a Continuing Employee or a Continuing Employee's covered dependents shall be taken into account under any such medical, dental or health plans provided to such Continuing Employees for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

     Section 6.6  Fees and Expenses. Whether or not the Merger is consummated,
(i) all Expenses incurred in connection with the Preview Assignments, the Sabre Assignments, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, and (ii) all Expenses incurred in connection with the printing, filing and mailing of the Form S-4 and the Proxy Statement/ Prospectus shall be shared equally by Sabre and Preview, except in each case as provided in Section 8.3. As used in this Agreement, "Expenses" includes all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement/Prospectus and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

     Section 6.7 Director and Officer Liability (a) Travelocity.com shall indemnify and hold harmless, to the fullest extent permitted under applicable law, the individuals who on or prior to the Effective Time were officers, directors and employees of Preview or its Subsidiaries (collectively, the "Indemnitees") with respect to all acts or omissions by them in their capacities as such or taken at the request of Preview or any of its Subsidiaries at any time on or prior to the Effective Time. Following the Effective Time, Travelocity.com shall honor all indemnification obligations presently provided under Preview's certificate of incorporation and by-laws in effect on the date hereof. Travelocity.com shall honor all indemnification agreements with Indemnitees in effect as of the date of this Agreement in accordance with the terms thereof.

          (b) For six years after the Effective Time, Travelocity.com shall procure the provision of officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by Preview's officers' and directors' liability insurance policy on terms with respect to coverage and in amounts no less favorable than those of such policy in effect on the date hereof; provided, that if the aggregate annual premiums for such insurance at any time during such period shall exceed 200% of the per annum rate of premium paid by Preview and its

     Subsidiaries as of the date hereof for such insurance, then Travelocity.com shall provide only such coverage as shall then be available at an annual premium equal to 200% of such rate.

          (c) The obligations of Travelocity.com under this Section 6.7 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 6.7 applies without the consent of the affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 6.7 applies shall be third party beneficiaries of this Section 6.7).

     Section 6.8 Public Announcements. Sabre and Preview shall use all reasonable efforts to develop a joint communications plan and each party shall use all reasonable efforts (i) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (ii) unless otherwise required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

     Section 6.9 Accountants' Letters. Upon reasonable notice from the other, Sabre and Preview shall use their respective reasonable best efforts to cause their respective independent public accountants to deliver to Preview or Sabre, as the case may be, a letter, dated within two Business Days of the Effective Time of the Form S-4 covering such matters as are reasonably requested by Preview or Sabre, as the case may be, and as are customarily addressed in accountant's "comfort" letters.

     Section 6.10  Listing of Shares of Travelocity.com Common
Stock. Travelocity.com shall use its reasonable best efforts to cause the shares of Travelocity.com Common Stock to be approved for quotation, upon official notice of issuance, on Nasdaq.

     Section 6.11 Officers and Senior Management. Prior to the Closing Date, Sabre shall identify the officers and senior managers of the Surviving Corporation.

     Section 6.12 Year 2000 Compliance. Preview shall use its reasonable best efforts to cause all computer software and hardware used by it or any Subsidiary in the conduct of its business, and Sabre shall use its reasonable best efforts to cause all computer software and hardware used by it or any Subsidiary in the conduct of the Travelocity Business, to be Year 2000 Compliant by November 15, 1999.

                                  ARTICLE VII

                              CONDITIONS PRECEDENT

     Section 7.1  Conditions to Each Party's Obligation to Effect the
Merger. The obligations of Preview, Sabre, Travelocity Holdings and Travelocity.com to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a) Stockholder Approval. Preview shall have obtained the Required Preview Vote in connection with the adoption of this Agreement and approval of the Merger by the stockholders of Preview in accordance with the DGCL.

          (b) No Injunctions or Restraints, Illegality. No statute, rule, ordinance or regulation shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

          (c) HSR Act. The waiting period (and any extension thereof) applicable to the Merger, the formation of Travelocity.com LP or the other transactions contemplated hereby under the HSR Act shall have been terminated or shall have expired.

          (d) Nasdaq Listing. Nasdaq shall have approved the shares of Travelocity.com Common Stock upon official notice of issuance for quotation on Nasdaq.

          (e) Effectiveness of the Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

     Section 7.2 Additional Conditions to Obligations of Sabre, Travelocity Holdings and Travelocity.com. The obligations of Sabre, Travelocity Holdings and Travelocity.com to effect the Merger are subject to the satisfaction of, or waiver by Sabre on or prior to the Closing Date of the following conditions:

          (a) Representations and Warranties. Each of the representations and warranties of Preview set forth in this Agreement that is qualified as to "materiality" or "Material Adverse Effect" shall be true and correct on the Closing Date as if made on the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct as of such specified date), and each of the representations and warranties of Preview that is not so qualified shall be true and correct in all material respects on the Closing Date as if made on the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all material respects as of such specified date), and Travelocity Holdings shall have received a certificate of an executive officer of Preview to such effect.

          (b) Performance of Obligations of Preview. Preview shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified as to materiality, and Travelocity Holdings shall have received a certificate of an executive officer of Preview to such effect.

          (c) Tax Opinion. Travelocity.com shall have received from Fried, Frank, Harris, Shriver & Jacobson, counsel to Travelocity.com, on the Closing Date, a written opinion dated as of such date substantially in the form of Exhibit 7.2(c)(1). In rendering such opinion, counsel to Travelocity.com shall be entitled to rely upon representations of officers of Travelocity.com and Preview substantially in the form of Exhibits 7.2(c)(2) and 7.2(c)(3).

          (d) Consents. The consents set forth on Exhibit 7.2(d) shall have been obtained on terms reasonably acceptable to Sabre.

          (e) Comfort Letter. The letter contemplated by Section 6.9 to be delivered to Sabre shall have been delivered as contemplated thereby.

     Section 7.3 Additional Conditions to Obligations of Preview. The obligations of Preview to effect the Merger are subject to the satisfaction of, or waiver by Preview, on or prior to the Closing Date of the following additional conditions:

          (a) Representations and Warranties. Each of the representations and warranties of each of Sabre, Travelocity Holdings and Travelocity.com set forth in this Agreement that is qualified as to materiality or "Material Adverse Effect" shall be true and correct on the Closing Date as if made on the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct as of such specified date), and each of the representations and warranties of each of Sabre, Travelocity Holdings and Travelocity.com that is not so qualified shall be true and correct in all material respects on the Closing Date as if made on the Closing Date (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all material respects as of such specified date), and Preview shall have received a certificate of an executive officer of Sabre to such effect.

          (b) Performance of Obligations of Sabre. Each of Sabre, Travelocity Holdings and Travelocity.com shall have performed or complied with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are qualified as to materiality and shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date that are not so qualified as to materiality, and Preview shall have received a certificate of the an executive officer of Sabre to such effect.

          (c) Tax Opinion. Preview shall have received from Simpson Thacher & Bartlett, counsel to Preview, on the Closing Date, a written opinion dated as of such date substantially in the form of Exhibit 7.3(c)(2). In rendering such opinion, counsel to Preview shall be entitled to rely upon representations of officers of Sabre and Preview substantially in the form of Exhibits 7.3(c)(2) and 7.3(c)(3).

          (d) Consents. The consents set forth on Exhibit 7.3(d) shall have been obtained on terms reasonably acceptable to Preview.

          (e) Travelocity LP. Travelocity LP shall have been formed as a Delaware limited partnership and Travelocity Holdings, Sabre, Travelocity.com and their affiliates shall have entered into the Limited Partnership Agreement.

          (f) Assignments to New Travelocity. The Sabre Assignments shall have been consummated.

          (g) Ancillary Agreements. Sabre, Travelocity Holdings and Travelocity.com LP shall have entered into the Ancillary Agreements to which they are parties.

          (h) Comfort Letter. The letter contemplated by Section 6.9 to be delivered to Preview shall have been delivered as contemplated thereby.

                                  ARTICLE VIII

                           TERMINATION AND AMENDMENT

     Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties (notwithstanding any approval of this Agreement by the stockholders of Preview):

          (a) By mutual written consent of Sabre and Preview;

          (b) By either Sabre or Preview if the Effective Time shall not have occurred on or before March 31, 2000 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including without limitation Section 6.3) has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

          (c) By either Sabre or Preview if there shall be any law or regulation that makes consummation of the Merger or the assignment of assets to New Travelocity, LP illegal or otherwise prohibited or if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which the parties shall have used their reasonable best efforts to resist, resolve or lift, as applicable, in accordance with Section 6.3) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to comply with
     Section 6.3 has to any extent been the cause of such action;

          (d) By either Sabre or Preview if the approval by the stockholders of Preview required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the

     Required Preview Vote at a duly held meeting of stockholders of Preview or at any adjournment thereof;

          (e) By Sabre if the Board of Directors of Preview (i) shall withdraw or modify or change in any manner adverse to Sabre its approval or recommendation of this Agreement or the Merger whether or not permitted by the terms hereof, (ii) shall fail to call the Preview Stockholders' Meeting in accordance with Section 6.1(b), (iii) shall recommend a Superior Proposal or (iv) shall resolve to take any of the actions specified in clauses (i), (ii) or (iii) above;

          (f) By Sabre (i) if there has been a breach by Preview of any representation or warranty contained in this Agreement that would cause the condition in Section 7.2(a) not to be satisfied, or (ii) if there has been a breach of any of the covenants or agreements set forth in this Agreement on the part of Preview that would cause the condition in Section 7.2(b) not to be satisfied, and, in the case of (i) or (ii), the breach is not curable or, if curable, is not cured within twenty (20) Business Days after written notice of such breach is given by Sabre to Preview;

          (g) By Preview (i) if there has been a breach by Sabre, Travelocity Holdings or Travelocity.com of any representation or warranty contained in this Agreement that would cause the condition set forth in Section 7.3(a) not to be satisfied, or (ii) if there has been a breach of any of the covenants or agreements set forth in this Agreement on the part of Sabre, Travelocity Holdings or Travelocity.com that would cause the condition in
     Section 7.3(b) not to be satisfied, and, in the case of (i) or (ii), the breach is not curable or, if curable, is not cured within twenty (20) Business Days after written notice of such breach is given by Preview to Sabre, Travelocity Holdings or Travelocity.com; or

          (h) By Preview if (i) the board of directors of Preview authorizes Preview to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and Preview notifies Sabre in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice (which version shall be updated on a current basis) and (ii) Sabre does not make, within three Business Days (or, in the case of any update of such version with respect to a given third party, other than the initial notification, one Business Day) of receipt of Preview's written notification of its intention to enter into a binding agreement for a Superior Proposal, a non-revocable binding offer that the board of directors of Preview determines, in good faith, is at least as favorable to the stockholders of Preview as the Superior Proposal;

     Section 8.2 Effect of Termination. In the event of termination of this Agreement by either Sabre or Preview as provided in Section 8.1, this Agreement shall forthwith become void and of no effect and there shall be no liability or obligation on the part of Sabre, Travelocity Holdings, Travelocity.com or Preview or their respective officers or directors except with respect to Section 6.6, this Section 8.2 and Section 8.3 and the Confidentiality Agreement, and except that no such termination shall relieve any party hereto from any liability or damages resulting from any willful breach of this Agreement.

     Section 8.3  Termination Fee. (a) If:

             (i) Sabre shall terminate this Agreement pursuant to Section 8.1(e), unless at the time of such failure to recommend, withdrawal or adverse modification or change, failure to call the Preview Stockholders Meeting or recommendation of a Superior Proposal, any of the conditions set forth in Section 7.3(a) or (b) would not have been satisfied as of such date and would not be reasonably capable of being satisfied; or

             (ii) either Preview or Sabre shall terminate this Agreement pursuant to Section 8.1(d) and prior to the Preview Stockholders Meeting any Person shall have publicly announced an Acquisition Proposal and within six months after such termination Preview enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal; or

             (iii) Sabre shall terminate this Agreement pursuant to Section 8.1(f) and prior to such termination any Person shall have publicly announced an Acquisition Proposal and within six months after such termination Preview enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal; or

             (iv) Preview shall terminate this Agreement pursuant to Section 8.1(h).

then, (x) in the case of clauses (i) and (iv), Preview shall pay to Sabre, not later than the date of termination of this Agreement, an amount equal to $10,000,000, and (y) in the case of clauses (ii) and (iii), Preview shall pay to Sabre, not later than the date a definitive agreement is entered into with respect to any Acquisition Proposal or any Acquisition Proposal is consummated, an amount equal to $10,000,000 less any amounts previously paid pursuant to
Section 8.3(b). Receipt by Sabre of the final payment to which Sabre is entitled in connection with the events described in clauses (i), (ii) and (iii) (other than in the case of the events described in clause (iii), if the breach involved constitutes a willful breach) and (iv), as applicable, referred to in the foregoing sentence shall constitute conclusive evidence that this Agreement has been validly terminated and upon acceptance of payment of such amount, Preview shall be fully released and discharged from any liability or obligation resulting from or under this Agreement.

          (b) If no fee is payable pursuant to Section 8.3(a) and Sabre shall terminate this Agreement pursuant to Section 8.1(f), then, in any such case, Preview shall, upon request of Sabre, reimburse Sabre for all of its Expenses (documented in reasonable detail) incurred in connection with this Agreement and the transactions contemplated hereby up to an aggregate of $4,000,000.

          (c) If Preview shall terminate this Agreement pursuant to Section 8.1(g), then Sabre shall, upon request of Preview, reimburse Preview for all of its Expenses (documented in reasonable detail) incurred in connection with this Agreement and the transactions contemplated hereby up to an aggregate of $3,000,000.

          (d) If this Agreement is terminated for any reason, then in addition to any other payments required under this Section 8.3, Preview shall reimburse Sabre for all payments made by Sabre to AOL to discharge Preview's obligations under Section 4.1 of the AOL Agreements.

          (e) All payments and reimbursements made under this Section 8.3 shall be made by wire transfer of immediately available funds to an account specified by Sabre or Preview, as applicable.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     Section 9.1 Non-Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

     Section 9.2 Notices. All notices and other communications hereunder shall be in writing (including facsimile or similar writing) and shall be given,

     if to Sabre, Travelocity Holdings or Travelocity.com, to

       Sabre Inc.
       4255 Amon Carter Boulevard
       Fort Worth, Texas 76155
       Attention: Executive Vice President and
                  Chief Financial Officer
       Facsimile No.: (817) 931-5582

     with a copy to

       Sabre Inc.
       4255 Amon Carter Boulevard
       Fort Worth, Texas 76155
       Attention: General Counsel
       Facsimile No.: (817) 931-7502
     and a copy to

       Fried, Frank, Harris, Shriver & Jacobson
       One New York Plaza
       New York, NY 10004
       Attention: Charles M. Nathan
       Facsimile No.: (212) 859-4000

     if to Preview to

       Preview Travel, Inc.
       747 Front Street
       San Francisco, CA 94111
       Attention:
       Facsimile No.: (415) 421-4992

     with a copy to

       Simpson Thacher & Bartlett
       425 Lexington Avenue
       New York, NY 10017
       Attention: Gary I. Horowitz
                  Michael Nooney
       Facsimile No.: (212) 455-2502

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties. Each such notice, request or other communication shall be effective (a) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section and the appropriate facsimile confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section.

     Section 9.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents, glossary of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

     Section 9.4 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

     Section 9.5 Entire Agreement. This Agreement (including the Exhibits and Schedules), and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof. Except as provided in Section 6.7(c), no provision of this Agreement or any other agreement contemplated hereby is intended to confer on any Person other than the parties hereto any rights or remedies.

     Section 9.6 Governing Law. This Agreement shall be construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of law.

     Section 9.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

     Section 9.8 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Travelocity.com may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve Travelocity.com of its obligations hereunder.

     Section 9.9 Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, the Option Agreement or the transactions contemplated hereby or thereby may be brought in any federal or state court located in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.2 shall be deemed effective service of process on such party.

     Section 9.10 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     Section 9.11 Amendments; No Waivers. (a) Any provision of this Agreement (including the Exhibits and Schedules hereto) may be amended or waived prior to the Effective Time at any time prior to or after the receipt of the Required Preview Vote, if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Sabre, Preview and Travelocity.com, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the receipt of the Required Preview Vote, if any such amendment or waiver shall by law or in accordance with the rules and regulations of any relevant securities exchange requires further approval of stockholders, the effectiveness of such amendment or waiver shall be subject to obtaining the necessary stockholder approval.

          (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     Section 9.12  Definitions. As used in this Agreement:

          (a) "Board of Directors" means the Board of Directors of any specified Person and any committees thereof.

          (b) "Business Day" means any day on which banks are not required or authorized to close in the City of New York.

          (c) "Knowledge" means the knowledge of any of the officers or employees of Preview or Sabre, as applicable, listed in Schedule 9.12(c) of the Preview Disclosure Schedule or the Sabre Disclosure Schedule, as applicable, after due inquiry.

          (d) "Material Adverse Effect" means, with respect to any entity, any adverse effect that, individually or in the aggregate with all other adverse effects, is or could reasonably be expected to be materially adverse to the business, financial condition, operations or results of operations of such entity

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

     and its Subsidiaries taken as a whole other than adverse effects caused by
     (i) changes in the economy generally or (ii) changes in the consumer direct Internet travel business.

          (e) "Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

          (f) "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated,
     (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

     Section 9.13 Other Agreements. The parties hereto acknowledge and agree that, except as otherwise expressly set forth in this Agreement, the rights and obligations of Preview and Sabre, Travelocity Holdings or Travelocity.com or any of their respective Subsidiaries or affiliates under any other agreement between such parties shall not be affected by any provision of this Agreement.

     IN WITNESS WHEREOF, Sabre, Travelocity Holdings, Preview and
Travelocity.com have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of October 3, 1999.

                                            SABRE INC.

                                            By:   /s/ JEFFERY M. JACKSON
                                              ----------------------------------
                                                Name: Jeffery M. Jackson
                                                Title:  Senior Vice President
                                                        and
                                                        Chief Financial Officer

                                            TRAVELOCITY HOLDINGS, INC.

                                            By:    /s/ TERRELL B. JONES
                                              ----------------------------------
                                                Name: Terrell B. Jones
                                                Title:  President

                                            TRAVELOCITY.COM INC.

                                            By:    /s/ TERRELL B. JONES
                                              ----------------------------------
                                                Name: Terrell B. Jones
                                                Title:  President

                                            PREVIEW TRAVEL, INC.

                                            By: /s/ CHRISTOPHER E. CLOUSER
                                              ----------------------------------
                                                Name: Christopher E. Clouser
                                                Title:  President

                                                                       ANNEX B-1

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT, dated as of October 3, 1999 (the "Agreement"), is made by and between Sabre Inc., a Delaware corporation ("Sabre"), and James J. Hornthal (the "Stockholder"). Capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement (as defined below).

     WHEREAS, simultaneously herewith, Sabre, Travelocity Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Sabre ("Travelocity Holdings"), Travelocity.com, a Delaware corporation and a wholly-owned subsidiary of Travelocity Holdings ("Travelocity.com"), and Preview Travel, Inc., a Delaware corporation ("Preview"), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which Preview has agreed, subject to certain terms and conditions, to merge with and into Travelocity.com (the "Merger");

     WHEREAS, the Stockholder is a stockholder of Preview and has voting power with respect to the number of shares (the "Shares") of common stock of Preview (the "Preview Common Stock") set forth below the Stockholder's signature hereto; and

     WHEREAS, in order to induce Sabre, Travelocity Holdings and Travelocity.com to enter into the Merger Agreement and to provide reasonable assurances that the transactions contemplated by the Merger Agreement will be consummated, the Stockholder is making certain agreements regarding the Shares upon the terms and subject to the conditions set forth below.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

     1. Voting of Shares; Grant of Irrevocable Proxy; Appointment of Proxy.

          (a) The Stockholder agrees to vote all of its Shares of Preview Common Stock, Shares of Preview Common Stock of any person controlled by the Stockholder and any Shares of Preview Common Stock hereafter acquired by the Stockholder or by any person controlled by the Stockholder (collectively, the "Stockholder's Shares") as follows:

             (i) At any meeting of Preview stockholders called to vote upon the Merger or the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the Merger Agreement is sought (the "Preview Stockholders' Meeting"), the Stockholder shall vote (or cause to be voted) all of the Stockholder's Shares in favor of the Merger, the execution and delivery by Preview of the Merger Agreement and the approval of the terms thereof, and each of the other transactions contemplated by the Merger Agreement.

             (ii) At any meeting of Preview stockholders or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) all of the Stockholder's Shares against (A) the approval of any Acquisition Proposal or (B) any amendment of Preview's Certificate of Incorporation or Bylaws or other proposal or transaction involving Preview or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

          (b) The Stockholder hereby irrevocably grants to, and appoints, Sabre and Donald J. Carty, Acting Chief Executive Officer of Sabre, and Jeffrey
     M. Jackson, Chief Financial Officer of Sabre, in their respective capacities as officers of Sabre, and any individual who shall hereafter succeed to any such office of Sabre, and each of them individually, its proxy and attorney-in-fact, with full power of substitution, for and in the name, place and stead of the Stockholder, to vote upon and act with

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     respect to all of the Stockholder's Shares as set forth in subsections
     (a)(i) and (a)(ii) of this Section 1. The Stockholder represents that any proxies heretofore given in respect of the Stockholder's Shares are not irrevocable, and that any such proxies are hereby revoked. The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law. This proxy shall survive the bankruptcy, merger, dissolution or liquidation of the Stockholder. In the event that the stockholders of Preview take action to approve the Merger and the Merger Agreement by written consent in lieu of a meeting of stockholders, the Stockholder will execute such consent and provide a copy to Sabre.

     2. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of any or all of the Stockholder's Shares shall pass, whether by operation of law or otherwise, including without limitation, the Stockholder's successors or assigns. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Preview affecting the Preview capital stock, or the acquisition of additional shares of Preview capital stock or other voting securities of Preview by the Stockholder, the number of the Stockholder's Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Preview capital stock or other voting securities of Preview issued to or acquired by the Stockholder.

     3. Representation and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Sabre that:

          (a) The Stockholder is the record and/or beneficial owner of the number of Shares listed below its signature hereto.

          (b) This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application respecting creditors' rights and by general equitable principles.

          (c) Neither the execution and delivery of this Agreement nor the consummation by the Stockholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Stockholder is a party or bound or to which the Stockholder's Shares are subject. If the Stockholder is married and the Stockholder's Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such person in accordance with its terms. Consummation by the Stockholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Stockholder or the Stockholder's Shares.

          (d) The Stockholder's Shares and the certificates representing the Stockholder's Shares are now, and at all times will be, held by the Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, security interest, proxies, voting trusts or voting agreements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

          (e) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

          (f) The Stockholder understands and acknowledges that Sabre, and Travelocity.com are entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement. The Stockholder acknowledges that the irrevocable proxy set forth in Section 1(b) is granted in consideration for the execution and delivery of the Merger Agreement by Sabre and Travelocity.com.

          (g) The Stockholder represents to Sabre, Travelocity Holdings and Travelocity.com that it has no plan or intention to sell, exchange or otherwise transfer ownership (including by derivative transactions such as an equity swap which would have the economic effect of a transfer of ownership) to Travelocity Holdings, Travelocity.com, Preview or any related person (within the meaning of Treas. Reg. sec. 1.368-1(e)(3)) with respect to any of them or any agent of the foregoing, directly or indirectly (including through partnerships or through third parties in connection with a plan to so transfer ownership), of any shares of Travelocity.com Common Stock.

     4. Covenants. (a) The Stockholder agrees with, and covenants to, Sabre that it shall not (i) transfer (which term shall include, without limitation, for the purpose of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Stockholder's Shares or any interest therein, except pursuant to the Merger; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Stockholder's Shares or any interest therein; (iii) grant any proxy, power of attorney or other authorization in or with respect to such shares, except for this Agreement; (iv) deposit such shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares; or
(v) take any action prohibited by Section 6.4 of the Merger Agreement.

          (b) The Stockholder shall use its reasonable best efforts to take, or cause to be taken, all necessary actions, and to do, or cause to be done all things necessary, proper or advisable under this Agreement to consummate the transactions contemplated by this Agreement, including, without limitation, executing and delivering, or causing to be executed and delivered (including by any record holder of any of the Stockholder's Shares), such additional or further consents, documents and other instruments, as Sabre may reasonably request, for the purpose of effectively carrying out the transactions contemplated by this Agreement.

     5. Representations and Warranties of Sabre. Sabre represents and warrants that this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, Sabre, enforceable against Sabre in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application respecting creditors' rights and by general equitable principles.

     6. Miscellaneous.

          (a) Benefit and Assignment. This Agreement shall be binding upon each party hereto and such party's successors and assigns. This Agreement shall not be assignable by the Stockholder, but may be assigned by Sabre in whole or in part to any direct or indirect wholly-owned subsidiary of Sabre, provided that Sabre shall remain liable for any obligations so assigned.

          (b) Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

          (c) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby may be brought in any federal or state court located in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting foregoing, each party agrees that service of process on such party as provided in Section 6(h) shall be deemed effective service of process on such party.

          (d) Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          (e) Enforcement of Agreement. The parties agree that Sabre would be irreparably damaged if for any reason the Stockholder failed, in breach of its obligations hereunder, to perform any of its obligations under this Agreement, and that Sabre would not have an adequate remedy at law for money damages in such event. Accordingly, Sabre shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by the Stockholder; and, if Sabre should institute an action or proceeding seeking specific enforcement of the provisions hereof, the Stockholder hereby waives the claim or defense that Sabre has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. The Stockholder further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief. This provision is without prejudice to any other rights that Sabre may have against the Stockholder for any failure to perform its respective obligations under this Agreement.

          (f) Amendments; Entire Agreement. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions.

          (g) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

          (h) Notices. All notices, requests and other communications to either party hereunder shall be in writing (including facsimile or similar writing) and shall be given,

             (i) if to Sabre Inc.

                 4255 Amon Carter Blvd.
                 Fort Worth, Texas 76155
                 Attention: Chief Financial Officer
                            General Counsel
                 Facsimile: (817) 931-7502

             with a copy (which shall not constitute notice) to:

                 Fried, Frank, Harris, Shriver & Jacobson
                 One New York Plaza
                 New York, NY 10004-1980
                 Attention: Charles M. Nathan
                 Facsimile: (212) 859-8587

             (ii) if to Stockholder, to its address shown below its signature on the last page hereof.

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

or to such other address or facsimile number as either party may hereafter specify for the purpose by notice to the other party hereto. Each such notice, request or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this
Section 6(h) and the appropriate facsimile confirmation is received or (ii) if given by any other means, when delivered at the address specified in this
Section 6(h).

             (i) Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement, except as otherwise specifically provided herein.

             (j) Survival. All representations, warranties and covenants contained herein shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

             (k) Termination. This Agreement shall terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms or (b) the Effective Time.

             (l) Action in Stockholder Capacity Only. No Stockholder who is a director or officer of Preview makes any agreement in this Agreement in his or her capacity as such director or officer. The Stockholder signs solely in its capacity as a record holder and beneficial owner of Shares. The provisions of this Agreement shall not apply to actions taken or omitted to be taken by any such person in his or her capacity as a director or officer of Preview.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the date first above written.

                                            SABRE INC.

                                            By:   /s/ JEFFERY M. JACKSON
                                              ----------------------------------
                                                Name: Jeffery M. Jackson
                                                Title:  Senior Vice President
                                                        and
                                                        Chief Financial Officer

                                            STOCKHOLDER:

                                                  /s/ JAMES J. HORNTHAL
                                            ------------------------------------
                                                     James J. Hornthal

                                              Address: 2234 Beach Street
                                                       San Francisco, CA 94123

                                              Number of Shares
                                              Beneficially Owned: 781,660

                                                                       ANNEX B-2

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT, dated as of October 3, 1999 (the "Agreement"), is made by and between Sabre Inc., a Delaware corporation ("Sabre"), and MediaOne Interactive Services, Inc. (the "Stockholder"). Capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement (as defined below).

     WHEREAS, simultaneously herewith, Sabre, Travelocity Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Sabre ("Travelocity Holdings"), Travelocity.com, a Delaware corporation and a wholly-owned subsidiary of Travelocity Holdings ("Travelocity.com"), and Preview Travel, Inc., a Delaware corporation ("Preview"), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which Preview has agreed, subject to certain terms and conditions, to merge with and into Travelocity.com (the "Merger");

     WHEREAS, the Stockholder is a stockholder of Preview and has voting power with respect to the number of shares (the "Shares") of common stock of Preview (the "Preview Common Stock") set forth below the Stockholder's signature hereto; and

     WHEREAS, in order to induce Sabre, Travelocity Holdings and Travelocity.com to enter into the Merger Agreement and to provide reasonable assurances that the transactions contemplated by the Merger Agreement will be consummated, the Stockholder is making certain agreements regarding the Shares upon the terms and subject to the conditions set forth below.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

     1. Voting of Shares; Grant of Irrevocable Proxy; Appointment of Proxy.

          (a) The Stockholder agrees to vote all of its Shares of Preview Common Stock, Shares of Preview Common Stock of any person the voting of which is controlled by the Stockholder and any Shares of Preview Common Stock hereafter acquired by the Stockholder or by any person controlled by the Stockholder (collectively, the "Stockholder's Shares") as follows:

             (i) At any meeting of Preview stockholders called to vote upon the Merger or the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the Merger Agreement is sought (the "Preview Stockholders' Meeting"), the Stockholder shall vote (or cause to be voted) all of the Stockholder's Shares in favor of the Merger, the execution and delivery by Preview of the Merger Agreement and the approval of the terms thereof, and each of the other transactions contemplated by the Merger Agreement.

             (ii) At any meeting of Preview stockholders or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) all of the Stockholder's Shares against (A) the approval of any Acquisition Proposal or (B) any amendment of Preview's Certificate of Incorporation or Bylaws or other proposal or transaction involving Preview or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

          (b) The Stockholder hereby irrevocably grants to, and appoints, Sabre and Donald J. Carty, Acting Chief Executive Officer of Sabre, and Jeffrey
     M. Jackson, Chief Financial Officer of Sabre, in their respective capacities as officers of Sabre, and any individual who shall hereafter succeed to any such office of Sabre, and each of them individually, its proxy and attorney-in-fact, with full power of substitution, for and in the name, place and stead of the Stockholder, to vote upon and act with

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

     respect to all of the Stockholder's Shares as set forth in subsections
     (a)(i) and (a)(ii) of this Section 1. The Stockholder represents that any proxies heretofore given in respect of the Stockholder's Shares are not irrevocable, and that any such proxies are hereby revoked. The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may not be revoked, except as provided in this Agreement. The Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law. This proxy shall survive the bankruptcy, merger, dissolution or liquidation of the Stockholder. In the event that the stockholders of Preview take action to approve the Merger and the Merger Agreement by written consent in lieu of a meeting of stockholders, the Stockholder will execute such consent and provide a copy to Sabre.

     2. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder's Shares and be binding upon any transferee of such shares but solely to the extent such shares are transferred to MediaOne Group Inc. or any of its subsidiaries. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Preview affecting the Preview capital stock, or the acquisition of additional shares of Preview capital stock or other voting securities of Preview by the Stockholder, the number of the Stockholder's Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Preview capital stock or other voting securities of Preview issued to or acquired by the Stockholder.

     3. Representation and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Sabre that:

          (a) The Stockholder is the record and/or beneficial owner of the number of Shares listed below its signature hereto.

          (b) This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application respecting creditors' rights and by general equitable principles.

          (c) Neither the execution and delivery of this Agreement nor the consummation by the Stockholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Stockholder is a party or bound or to which the Stockholder's Shares are subject, other than a violation, default or conflict which does not materially impair the ability of the Stockholder to perform its obligations under this Agreement. If the Stockholder is married and the Stockholder's Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such person in accordance with its terms. Consummation by the Stockholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Stockholder or the Stockholder's Shares.

          (d) The Stockholder's Shares and the certificates representing the Stockholder's Shares are now, and at all times all such shares then held will be, held by the Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, security interest, proxies, voting trusts or voting agreements or any other encumbrances whatsoever, except for (i) any such

                                      B-2-2
     encumbrances or proxies arising hereunder and (ii) any arrangements that do not materially impair the ability of the Stockholder to perform its obligations hereunder.

          (e) The Stockholder understands and acknowledges that Sabre, and Travelocity.com are entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement. The Stockholder acknowledges that the irrevocable proxy set forth in Section 1(b) is granted in consideration for the execution and delivery of the Merger Agreement by Sabre and Travelocity.com.

          (f) The Stockholder represents to Sabre, Travelocity Holdings and Travelocity.com that it has no plan or intention to sell, exchange or otherwise transfer ownership (including by derivative transactions such as an equity swap which would have the economic effect of a transfer of ownership) to Travelocity Holdings, Travelocity.com, Preview or any related person (within the meaning of Treas. Reg. sec. 1.368-1(e)(3)) with respect to any of them or any agent of the foregoing, directly or indirectly (including through partnerships or through third parties in connection with a plan to so transfer ownership), of any shares of Travelocity.com Common Stock.

     4. Covenants. (a) The Stockholder agrees with, and covenants to, Sabre that it shall not (i) grant any proxy, power of attorney or other authorization in or with respect to such shares, except for this Agreement; (ii) deposit such shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares; or (iii) take any action prohibited by Section 6.4 of the Merger Agreement, except for any arrangements which do not materially impair the ability of the Stockholder to perform its obligations under this Agreement.

          (b) The Stockholder shall use commercially reasonable efforts to take, or cause to be taken, all necessary actions, and to do, or cause to be done all things necessary, proper or advisable under this Agreement to consummate the transactions contemplated by this Agreement, including, without limitation, executing and delivering, or causing to be executed and delivered (including by any record holder of any of the Stockholder's Shares), such additional or further consents, documents and other instruments, as Sabre may reasonably request, for the purpose of effectively carrying out the transactions contemplated by this Agreement.

     5. Representations and Warranties of Sabre. Sabre represents and warrants that this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, Sabre, enforceable against Sabre in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application respecting creditors' rights and by general equitable principles, and that Sabre is simultaneously entering into similar voting agreements with James Hornthal and America Online, Inc.

     6. Miscellaneous.

          (a) Benefit and Assignment. This Agreement shall be binding upon each party hereto and such party's successors and assigns. This Agreement shall not be assignable by the Stockholder, but may be assigned by Sabre in whole or in part to any direct or indirect wholly-owned subsidiary of Sabre, provided that Sabre shall remain liable for any obligations so assigned.

          (b) Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

          (c) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby may be brought in any federal or state court located in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it

                                      B-2-3
     may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting foregoing, each party agrees that service of process on such party as provided in Section 6(h) shall be deemed effective service of process on such party.

          (d) Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          (e) Enforcement of Agreement. The parties agree that Sabre would be irreparably damaged if for any reason the Stockholder failed, in breach of its obligations hereunder, to perform any of its obligations under this Agreement, and that Sabre would not have an adequate remedy at law for money damages in such event. Accordingly, Sabre shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by the Stockholder; and, if Sabre should institute an action or proceeding seeking specific enforcement of the provisions hereof, the Stockholder hereby waives the claim or defense that Sabre has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. The Stockholder further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief. This provision is without prejudice to any other rights that Sabre may have against the Stockholder for any failure to perform its respective obligations under this Agreement.

          (f) Amendments; Entire Agreement. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions.

          (g) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

          (h) Notices. All notices, requests and other communications to either party hereunder shall be in writing (including facsimile or similar writing) and shall be given,

          (i) if to Sabre Inc.

                4255 Amon Carter Blvd.
                Fort Worth, Texas 76155
                Attention: Chief Financial Officer
                           General Counsel
                Facsimile: (817) 931-7502

          with a copy (which shall not constitute notice) to:

                Fried, Frank, Harris, Shriver & Jacobson
                One New York Plaza
                New York, NY 10004-1980
                Attention: Charles M. Nathan
                Facsimile: (212) 859-8587

                                      B-2-4

          (ii) if to Stockholder, to its address shown below its signature on the last page hereof.

          with a copy (which shall not constitute notice) to:

                MediaOne Group Inc.
                188 Inverness Drive West
                Englewood, Colorado 80112
                Attention: General Counsel
                Facsimile: (303) 858-5834

or to such other address or facsimile number as either party may hereafter specify for the purpose by notice to the other party hereto. Each such notice, request or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this
Section 6(h) and the appropriate facsimile confirmation is received or (ii) if given by any other means, when delivered at the address specified in this
Section 6(h).

          (i) Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement, except as otherwise specifically provided herein.

          (j) Survival. All representations, warranties and covenants contained herein shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

          (k) Termination. This Agreement shall terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the material amendment of the Merger Agreement without the Stockholder's approval, or (c) approval of the Merger Agreement by the stockholders of Preview.

          (l) Action in Stockholder Capacity Only. No Stockholder who is a director or officer of Preview makes any agreement in this Agreement in his or her capacity as such director or officer. The Stockholder signs solely in its capacity as a record holder and beneficial owner of Shares. The provisions of this Agreement shall not apply to actions taken or omitted to be taken by any such person in his or her capacity as a director or officer of Preview.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the date first above written.

                                            SABRE INC.

                                            By:   /s/ JEFFERY M. JACKSON
                                              ----------------------------------
                                                Name: Jeffery M. Jackson
                                                Title:Senior Vice President and
                                                      Chief Financial Officer

                                            STOCKHOLDER:
                                            AMERICA ONLINE, INC.

                                            By:     /s/ ERIC L. KELLER
                                              ----------------------------------
                                                Name: Eric L. Keller
                                                Title:  Vice President, Business
                                                Affairs

                                                Address: 22000 AOL Way
                                                Dulles, Virginia 20166

                                                Number of Shares
                                                Beneficially Owned: 932,540

                                      B-2-5

                                                                       ANNEX B-3

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT, dated as of October 3, 1999 (the "Agreement"), is made by and between Sabre Inc., a Delaware corporation ("Sabre"), and America Online, Inc. (the "Stockholder"). Capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement (as defined below).

     WHEREAS, simultaneously herewith, Sabre, Travelocity Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Sabre ("Travelocity Holdings"), Travelocity.com, a Delaware corporation and a wholly-owned subsidiary of Travelocity Holdings ("Travelocity.com"), and Preview Travel, Inc., a Delaware corporation ("Preview"), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which Preview has agreed, subject to certain terms and conditions, to merge with and into Travelocity.com (the "Merger");

     WHEREAS, the Stockholder is a stockholder of Preview and has voting power with respect to the number of shares (the "Shares") of common stock of Preview (the "Preview Common Stock") set forth below the Stockholder's signature hereto; and

     WHEREAS, in order to induce Sabre, Travelocity Holdings and Travelocity.com to enter into the Merger Agreement and to provide reasonable assurances that the transactions contemplated by the Merger Agreement will be consummated, the Stockholder is making certain agreements regarding the Shares upon the terms and subject to the conditions set forth below.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

     1. Voting of Shares; Grant of Irrevocable Proxy; Appointment of Proxy.

          (a) The Stockholder agrees to vote all of its Shares of Preview Common Stock, Shares of Preview Common Stock of any entity controlled by the Stockholder and any Shares of Preview Common Stock hereafter acquired by the Stockholder or by any person controlled by the Stockholder (collectively, the "Stockholder's Shares") as follows:

             (i) At any meeting of Preview stockholders called to vote upon the Merger or the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the Merger Agreement is sought (the "Preview Stockholders' Meeting"), the Stockholder shall vote (or cause to be voted) all of the Stockholder's Shares in favor of the Merger, the execution and delivery by Preview of the Merger Agreement and the approval of the terms thereof, and each of the other transactions contemplated by the Merger Agreement.

             (ii) At any meeting of Preview stockholders or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) all of the Stockholder's Shares against (A) the approval of any Acquisition Proposal or (B) any amendment of Preview's Certificate of Incorporation or Bylaws or other proposal or transaction involving Preview or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

          (b) The Stockholder hereby irrevocably grants to, and appoints, Sabre and Donald J. Carty, Acting Chief Executive Officer of Sabre, and Jeffrey
     M. Jackson, Chief Financial Officer of Sabre, in their respective capacities as officers of Sabre, and any individual who shall hereafter succeed to any such office of Sabre, and each of them individually, its proxy and attorney-in-fact, with full power of substitution, for and in the name, place and stead of the Stockholder, to vote upon and act with

                                      B-3-1
     respect to all of the Stockholder's Shares as set forth in subsections
     (a)(i) and (a)(ii) of this Section 1. The Stockholder represents that any proxies heretofore given in respect of the Stockholder's Shares are not irrevocable, and that any such proxies are hereby revoked. The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law. This proxy shall survive the bankruptcy, merger, dissolution or liquidation of the Stockholder. In the event that the stockholders of Preview take action to approve the Merger and the Merger Agreement by written consent in lieu of a meeting of stockholders, the Stockholder will execute such consent and provide a copy to Sabre.

     2. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of any or all of the Stockholder's Shares shall pass, whether by operation of law or otherwise, including without limitation, the Stockholder's successors or assigns. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Preview affecting the Preview capital stock, or the acquisition of additional shares of Preview capital stock or other voting securities of Preview by the Stockholder, the number of the Stockholder's Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Preview capital stock or other voting securities of Preview issued to or acquired by the Stockholder.

     3. Representation and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Sabre that:

          (a) The Stockholder is the record and/or beneficial owner of the number of Shares listed below its signature hereto.

          (b) This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application respecting creditors' rights and by general equitable principles.

          (c) Neither the execution and delivery of this Agreement nor the consummation by the Stockholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Stockholder is a party or bound or to which the Stockholder's Shares are subject. If the Stockholder is married and the Stockholder's Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such person in accordance with its terms. Consummation by the Stockholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Stockholder or the Stockholder's Shares.

          (d) The Stockholder's Shares and the certificates representing the Stockholder's Shares are now, and at all times will be, held by the Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, security interest, proxies, voting trusts or voting agreements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

                                      B-3-2

          (e) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

          (f) The Stockholder understands and acknowledges that Sabre, and Travelocity.com are entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement. The Stockholder acknowledges that the irrevocable proxy set forth in Section 1(b) is granted in consideration for the execution and delivery of the Merger Agreement by Sabre and Travelocity.com.

          (g) The Stockholder represents to Sabre, Travelocity Holdings and Travelocity.com that it has no plan or intention to sell, exchange or otherwise transfer ownership (including by derivative transactions such as an equity swap which would have the economic effect of a transfer of ownership) to Travelocity Holdings, Travelocity.com, Preview or any related person (within the meaning of Treas. Reg. sec. 1.368-1(e)(3)) with respect to any of them or any agent of the foregoing, directly or indirectly (including through partnerships or through third parties in connection with a plan to so transfer ownership), of any shares of Travelocity.com Common Stock.

     4. Covenants. (a) The Stockholder agrees with, and covenants to, Sabre that it shall not (i) transfer (which term shall include, without limitation, for the purpose of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Stockholder's Shares or any interest therein, except pursuant to the Merger; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Stockholder's Shares or any interest therein; (iii) grant any proxy, power of attorney or other authorization in or with respect to such shares, except for this Agreement; (iv) deposit such shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares; or
(v) take any action prohibited by Section 6.4 of the Merger Agreement.

          (b) The Stockholder shall use its reasonable best efforts to take, or cause to be taken, all necessary actions, and to do, or cause to be done all things necessary, proper or advisable under this Agreement to consummate the transactions contemplated by this Agreement, including, without limitation, executing and delivering, or causing to be executed and delivered (including by any record holder of any of the Stockholder's Shares), such additional or further consents, documents and other instruments, as Sabre may reasonably request, for the purpose of effectively carrying out the transactions contemplated by this Agreement.

     5. Representations and Warranties of Sabre. Sabre represents and warrants that this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, Sabre, enforceable against Sabre in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application respecting creditors' rights and by general equitable principles.

     6. Miscellaneous.

          (a) Benefit and Assignment. This Agreement shall be binding upon each party hereto and such party's successors and assigns. This Agreement shall not be assignable by the Stockholder, but may be assigned by Sabre in whole or in part to any direct or indirect wholly-owned subsidiary of Sabre, provided that Sabre shall remain liable for any obligations so assigned.

          (b) Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

          (c) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby may be brought in any

                                      B-3-3
     federal or state court located in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting foregoing, each party agrees that service of process on such party as provided in
     Section 6(h) shall be deemed effective service of process on such party.

          (d) Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          (e) Enforcement of Agreement. The parties agree that Sabre would be irreparably damaged if for any reason the Stockholder failed, in breach of its obligations hereunder, to perform any of its obligations under this Agreement, and that Sabre would not have an adequate remedy at law for money damages in such event. Accordingly, Sabre shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by the Stockholder; and, if Sabre should institute an action or proceeding seeking specific enforcement of the provisions hereof, the Stockholder hereby waives the claim or defense that Sabre has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. The Stockholder further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief. This provision is without prejudice to any other rights that Sabre may have against the Stockholder for any failure to perform its respective obligations under this Agreement.

          (f) Amendments; Entire Agreement. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions.

          (g) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

          (h) Notices. All notices, requests and other communications to either party hereunder shall be in writing (including facsimile or similar writing) and shall be given,

             (i) if to Sabre Inc.

                4255 Amon Carter Blvd.
                Fort Worth, Texas 76155

                Attention: Chief Financial Officer
                General Counsel
                Facsimile: (817) 931-7502

             with a copy (which shall not constitute notice) to:

                Fried, Frank, Harris, Shriver & Jacobson
                One New York Plaza
                New York, NY 10004-1980

                Attention: Charles M. Nathan
                Facsimile: (212) 859-8587

                                      B-3-4

             (ii) if to Stockholder, to its address shown below its signature on the last page hereof.

             with a copy (which shall not constitute notice) to:

                Arnold & Porter
                555 Twelfth Street, NW
                Washington, DC 20004

                Attention: Robert Ott
                Facsimile: (202) 942-5999

or to such other address or facsimile number as either party may hereafter specify for the purpose by notice to the other party hereto. Each such notice, request or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this
Section 6(h) and the appropriate facsimile confirmation is received or (ii) if given by any other means, when delivered at the address specified in this
Section 6(h).

             (i) Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement, except as otherwise specifically provided herein.

             (j) Survival. All representations, warranties and covenants contained herein shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

             (k) Termination. This Agreement shall terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms or (b) the Effective Time.

             (l) Action in Stockholder Capacity Only. No Stockholder who is a director or officer of Preview makes any agreement in this Agreement in his or her capacity as such director or officer. The Stockholder signs solely in its capacity as a record holder and beneficial owner of Shares. The provisions of this Agreement shall not apply to actions taken or omitted to be taken by any such person in his or her capacity as a director or officer of Preview.

                                      B-3-5

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the date first above written.

                                            SABRE INC.

                                            By:   /s/ JEFFERY M. JACKSON
                                              ----------------------------------
                                                Name: Jeffery M. Jackson
                                                Title:Senior Vice President and
                                                      Chief Financial Officer

                                            STOCKHOLDER:
                                            AMERICA ONLINE, INC.

                                            By:     /s/ ERIC L. KELLER
                                              ----------------------------------
                                                Name: Eric L. Keller
                                                Title:  Vice President, Business
                                                Affairs

                                                Address: 22000 AOL Way
                                                Dulles, Virginia 20166

                                                Number of Shares
                                                Beneficially Owned: 851,312

                                      B-3-6

                                                                         ANNEX C

HAMBRECHT & QUIST LLC

                                                           ONE BUSH STREET
                                                       SAN FRANCISCO, CA 94104
                                                            (415) 490-3000

October 3, 1999

Confidential

The Board of Directors
Preview Travel, Inc.
747 Front Street
San Francisco, CA 94111

Gentlemen:

     You have requested our opinion to the effect that the Proposed Transactions (as described below) are fair, from a financial point of view, to the stockholders of Preview Travel, Inc. ("Preview Travel" or the "Company"). Pursuant to the Agreement and Plan of Merger, the Agreement of Limited Partnership, the Contribution Agreements, and other related agreements (collectively, the "Agreements") (i) Preview Travel will merge with and into Travelocity.com, Inc. ("Travelocity.com"), a wholly owned subsidiary of Travelocity Holdings, Inc., a wholly owned subsidiary of Sabre, Inc. ("Sabre");
(ii) Travelocity.com will contribute the assets of Preview Travel to a limited partnership ("Travelocity L.P."); and (iii) Sabre will contribute its online travel agency to Travelocity L.P. (together, the "Proposed Transactions").

     We understand that the terms of the Agreements provide, among other things, that each issued and outstanding share of common stock of Preview Travel shall be converted into the right to receive one share of common stock of Travelocity.com, as more fully set forth in the Agreements. For purposes of this opinion, we have assumed that the Proposed Transactions will qualify as a tax-free reorganization under the United States Internal Revenue Code for the stockholders of the Company and that the Proposed Transactions will be accounted for as a purchase.

     Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of Preview Travel in connection with the Proposed Transactions, and we will receive a fee for our services, which include the rendering of this opinion.

     In the past, we have provided investment banking and other financial advisory services to Preview Travel and have received fees for rendering these services. Specifically, Hambrecht & Quist served as lead-manager for the Company's initial public offering in November 1997, as lead-manager for the Company's follow-on offering in April 1998, and as financial advisor with respect to the Company's adoption of a Stockholder Rights Plan in October 1998. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of Preview Travel and receives customary compensation in connection therewith, and also provides research coverage for Preview Travel. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of Preview Travel and Sabre for its own account and for the accounts of its customers and, accordingly, may

   SAN FRANCISCO   --   NEW YORK   --   BOSTON   --   NEWPORT BEACH   --   SAN
                              DIEGO   --   LONDON

MEMBERS NEW YORK STOCK EXCHANGE  --  AMERICAN STOCK EXCHANGE  --  PACIFIC STOCK
                                    EXCHANGE
at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide additional investment banking or other financial advisory services to Preview Travel, Travelocity.com, or Sabre.

     In connection with our review of the Proposed Transactions, and in arriving at our opinion, we have, among other things:

          (i) reviewed the financial statements of Travelocity.com for recent years and interim periods to date and certain other relevant financial and operating data of Travelocity.com made available to us from the internal records of Travelocity.com;

          (ii) reviewed certain internal financial and operating information, including certain projections, relating to Travelocity.com prepared by the management of Travelocity.com;

          (iii) discussed the business, financial condition and prospects of Travelocity.com with certain members of senior management;

          (iv) reviewed the publicly available consolidated financial statements of Preview Travel for recent years and interim periods to date and certain other relevant financial and operating data of Preview Travel made available to us from published sources and from the internal records of Preview Travel;

          (v) reviewed certain internal financial and operating information, including certain projections, relating to Preview Travel prepared by the management of Preview Travel;

          (vi) discussed the business, financial condition and prospects of Preview Travel with certain members of senior management;

          (vii) reviewed the recent reported prices and trading activity for the common stock of Preview Travel and compared such information and certain financial information for Preview Travel with similar information for certain other companies engaged in businesses with characteristics we considered comparable;

          (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

          (ix) reviewed the Agreements; and

          (x) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Travelocity.com and Preview Travel considered in connection with our review of the Proposed Transactions, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of Travelocity.com or Preview Travel, nor have we conducted a physical inspection of the properties and facilities of either company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of Travelocity.com and Preview Travel. For purposes of this opinion, we have assumed that neither Travelocity.com nor Preview Travel is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transactions and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which Travelocity.com common stock will trade subsequent to the rendering of this opinion. In rendering this opinion, we have assumed that the Proposed Transactions will be consummated substantially on the terms discussed in the Agreements, without any waiver of any material terms or conditions by any party thereto.

     It is understood that this letter is for the information of the Board of Directors in connection with their evaluation of the Proposed Transactions and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in the Proxy Statement/ Prospectus to be filed in connection with the Proposed Transactions. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Proposed Transactions.

     Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the Proposed Transactions are fair, from a financial point of view, to the stockholders of Preview Travel.

                                            Very truly yours,

                                            HAMBRECHT & QUIST LLC

                                            By /s/ PAUL B. CLEVELAND
                                             -----------------------------------
                                               Paul B. Cleveland
                                               Managing Director

                                                                         ANNEX D

                                    RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                              TRAVELOCITY.COM INC.

     Travelocity.com Inc., a Delaware corporation, the original certificate of incorporation of which was filed with the Secretary of State of the State of Delaware on September 30, 1999 under the name Travelocity.com Inc., hereby certifies that this Restated Certificate of Incorporation, restating, integrating and amending its Certificate of Incorporation, was duly adopted by its Board of Directors and its stockholders in accordance with Sections 228, 242 and 245 of the Delaware General Corporation Law (the "DGCL"). The Certificate of Incorporation of Travelocity.com Inc., is hereby amended and restated in its entirety to read as follows:

                                  ARTICLE ONE

                                      NAME

     The name of the corporation is Travelocity.com Inc. (the "Corporation").

                                  ARTICLE TWO

                                REGISTERED AGENT

     The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

                                 ARTICLE THREE

                                    PURPOSE

     The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

                                  ARTICLE FOUR

                                 CAPITAL STOCK

     The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 250,000,000 shares divided into three classes of which 40,000,000 shares, of par value $.001 per share shall be designated preferred stock ("Preferred Stock"), 135,000,000 shares of par value $.001 per share shall be designated Common Stock ("Common Stock"), and 75,000,000 shares of par value $.001 per share shall be designated Class B Common Stock (the "Class B Common Stock").

A. Preferred Stock

     1. Issuance. The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences, and rights of the shares of each such series, and any qualifications, limitations, or restrictions thereof.

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B. Series A Preferred Stock

     1. Designation; Ranking. (a) There is hereby established a series of the authorized Preferred Stock, such shares of such series shall be designated as "Series A Preferred Stock" and the number of shares constituting such series shall be 33,000,000.

          (b) Any class or series of stock of the Corporation shall be deemed to rank:

             (i) prior to the Series A Preferred Stock, either as to the payment of dividends or other amounts and/or as to distribution of assets upon liquidation, dissolution or winding up, if the holders of such class or series shall be entitled by the terms thereof to the receipt of dividends or other amounts and/or of amounts distributable upon liquidation, dissolution or winding up, in preference or priority to the holders of Series A Preferred Stock ("Senior Securities");

             (ii) on a parity with the Series A Preferred Stock, either as to the payment of dividends or other amounts and/or as to distribution of assets upon liquidation, dissolution or winding up, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof are different from those of the Series A Preferred Stock, if the holders of the Series A Preferred Stock and of such class of stock or series shall be entitled by the terms thereof to the receipt of dividends or other amounts and/or of amounts distributable upon liquidation, dissolution or winding up, in proportion to their respective amounts of accrued and unpaid dividends per share and/or liquidation preferences, without preference or priority one over the other and such class of stock or series is not a class of Senior Securities ("Parity Securities"); and

             (iii) junior to the Series A Preferred Stock, either as to the payment of dividends or other amounts and/or as to the distribution of assets upon liquidation, dissolution or winding up, if the holders of the Series A Preferred Stock shall be entitled by the terms thereof to receipt of dividends or other amounts, and/or of amounts distributable upon liquidation, dissolution or winding up, in preference or priority to the holders of shares of such stock or series ("Junior Securities").

          (c) The respective definitions of Senior Securities, Junior Securities and Parity Securities shall also include any rights or options exercisable or exchangeable for or convertible into any of the Senior Securities, Junior Securities and Parity Securities, as the case may be.

          (d) The Series A Preferred Stock shall be subject to the creation of Senior Securities, Junior Securities and Parity Securities and such creation shall not be deemed to affect adversely the powers, preferences or special rights of the shares of Series A Preferred Stock.

     2. Dividends. If dividends or other distributions are payable on shares of Common Stock, the Board of Directors shall simultaneously declare a dividend or distribution on the shares of Series A Preferred Stock so that the shares of Series A Preferred Stock shall receive the dividend or distribution that would be payable to them assuming all outstanding shares of Series A Preferred Stock had been converted into shares of Common Stock pursuant to Paragraph B(5) of this Article Four immediately prior to the record date for such dividend or distribution; provided that if the dividend or distribution is payable in the form of voting securities of the Corporation (or rights in respect of voting securities of the Corporation) and such dividend or distribution would result in a reduction of the relative voting power of the holders of the shares of Series A Preferred Stock, the Board of Directors shall declare at that time a dividend or distribution payable in shares of Series A Preferred Stock, or in rights in respect of Series A Preferred Stock, or make such other adjustment, as may be necessary, to maintain the relative voting power of the holders of the shares of Series A Preferred Stock and Common Stock, respectively, in effect immediately prior to the record date of the dividend or distribution payable on shares of Common Stock; provided further that the intent of this Paragraph B(2) is to ensure that (i) if the dividend or distribution payable on shares of Common Stock confers an economic benefit on the holders of shares of Common Stock, pursuant to this Paragraph B(2), the holders of shares of Series A Preferred Stock shall receive their proportionate share

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of that benefit assuming all outstanding shares of Series A Preferred Stock had been converted into shares of Common Stock pursuant to Paragraph B(5) of this Article Four immediately prior to the record date for such dividend or distribution and (ii) following such dividend or distribution, the holders of shares of Series A Preferred Stock shall maintain the same relative voting power as in effect immediately prior to the record date of the dividend or distribution payable on shares of Common Stock. Other than as provided in this Paragraph B(2) of this Article Four, holders of shares of Series A Preferred Stock shall not be entitled to receive any dividends or other distributions payable in cash, stock or other property.

     3. Voting Rights. At every annual or special meeting of stockholders of the Corporation, every holder of Series A Preferred Stock shall be entitled to one vote for each share of Series A Preferred Stock standing in his name on the books of the Corporation and shall vote together as a single class with the holders of Common Stock and Class B Common Stock on all matters on which a vote of stockholders is to be taken, except as otherwise required by law or by Paragraph C(4) or Paragraph C(6)(a) of this Article Four.

     4. Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation (a "Liquidation"), after payment or provision for payment of the debts and other liabilities of the Corporation and of any preferential amounts to which the holders of any shares of any Senior Securities shall be entitled, the holders of all outstanding shares of Series A Preferred Stock shall be entitled to share ratably in the remaining net assets of the Corporation with the holders of shares of Common Stock and Class B Common Stock, assuming all outstanding shares of the Series A Preferred Stock had been converted into shares of Common Stock pursuant to Paragraph B(5) of this Article Four immediately prior to such Liquidation.

     5. Conversion. (a) All outstanding shares of Series A Preferred Stock in the aggregate as a series shall be convertible, at any time, at the option of the holders of a majority of the shares of Series A Preferred Stock, into 3,000,000 shares of Common Stock (the fraction of 3,000,000 divided by the number of outstanding shares of Series A Preferred Stock is referred to as the "Conversion Ratio"); provided that in the event of any reclassification, subdivision, combination, dividend or distribution, the Board of Directors of the Corporation shall make such adjustment, as may be necessary, to the Conversion Ratio in effect immediately prior to the effective date in the case of a reclassification, subdivision or combination, or the record date in the case of a dividend or distribution to maintain the relative aggregate ownership interest of the Common Stock held by the holders of all outstanding shares of Series A Preferred Stock (assuming all outstanding shares of the Series A Preferred Stock had been converted into shares of Common Stock pursuant to this paragraph immediately prior to the effective date in the case of a reclassification, subdivision, combination, or the record date in the case of a dividend or distribution) and by the other holders of the Common Stock, respectively, in effect immediately prior to the effective date in the case of a reclassification, subdivision, combination, or the record date in the case of a dividend or distribution. Such adjustment shall be made successively whenever any reclassification, subdivision, combination, dividend or distribution is made.

          (b) The conversion of all outstanding shares of Series A Preferred Stock into shares of Common Stock shall be effected by written notice to the Secretary of the Corporation by the holders of a majority of the outstanding shares of Series A Preferred Stock stating that such holders desire to convert all outstanding shares of Series A Preferred Stock, as a series, into shares of Common Stock (the "Conversion"). The Conversion shall be deemed to have been effected as of the close of business on the date on which such notice has been received. The Corporation will provide notice of the Conversion to all holders of record of Series A Preferred Stock as soon as practicable following the Conversion. Such notice shall be provided by mailing notice of such conversion first class postage prepaid, to each holder of record of the Series A Preferred Stock at such holder's address as it appears on the books of the Corporation; provided, further, that no failure to give such notice nor any defect therein shall affect the validity of the Conversion. Each such notice shall state, as appropriate, the following: (i) the date of the Conversion; (ii) that all outstanding shares of Series A Preferred Stock are automatically converted; (iii) the place or places where certificates for such shares are to be surrendered for conversion; and (iv) that no dividends will be declared on the shares of Series A Preferred Stock converted after such conversion date.

          (c) Immediately upon the Conversion, the rights of the holders of shares of Series A Preferred Stock as such shall cease and such holders shall be treated for all purposes as having become the record owners of the shares of Common Stock issuable upon the Conversion; provided, however, that such Persons shall be entitled to receive when paid dividends, if any, declared on the Series A Preferred Stock as of a record date preceding the time of the Conversion and unpaid as of the time of the Conversion, subject to paragraph (e) below.

          (d) Promptly after the Conversion, the Corporation shall deliver to the holders of issued and outstanding shares of Series A Preferred Stock, which surrender for cancellation a certificate or certificates representing outstanding shares of Series A Preferred Stock, a certificate or certificates representing the number of shares of Common Stock issuable upon the Conversion in the name of such holders. Until surrendered as provided herein, from and after the Conversion, certificates representing outstanding shares of Series A Preferred Stock prior to the Conversion shall thereupon be deemed for all corporate purposes to evidence ownership of the number of shares of Common Stock into which the Series A Preferred Stock shall have been converted by reason of the Conversion.

          (e) Upon the Conversion, any dividend, for which the record date or payment date shall be subsequent to the Conversion, which may have been declared on the shares of Series A Preferred Stock so converted shall be deemed to have been declared, and shall be payable, with respect to the shares of Common Stock into which such shares of Series A Preferred Stock shall have been so converted.

          (f) The Corporation shall at all times reserve and keep available for issuance upon the Conversion free from any preemptive rights, such number of its authorized but unissued shares of Common Stock as shall from time to time be necessary to permit the Conversion, and shall take all action required to increase the authorized number of shares of Common Stock if necessary to permit the Conversion. The Corporation covenants that any shares of Common Stock issued upon the Conversion shall be validly issued, fully paid and non-assessable.

          (g) The issuance of certificates for shares of Common Stock upon the Conversion shall be made without charge to the holders of such shares for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with the Conversion and the related issuance of the shares of Common Stock.

          (h) When any shares of Series A Preferred Stock are acquired by the Corporation, including without limitation, upon the Conversion, such shares may not be reissued as Series A Preferred Stock and shall be retired and cancelled and the Corporation shall take all such actions as are necessary to restore such shares to the status of authorized but unissued shares of Preferred Stock, without designation as to series.

     6. Transferability. The shares of Series A Preferred Stock shall not be transferable to any holder other than to an Affiliate of Travelocity Holdings, Inc. ("Travelocity Holdings"); provided that transfers of shares of Series A Preferred Stock to the Corporation or in connection with any merger, acquisition or other business combination involving the Corporation and Travelocity Holdings or any Affiliate of Travelocity Holdings shall be permitted.

     7. Adjustments. If any event occurs as to which, in the opinion of the Board of Directors, the provisions of Paragraph B(2) and B(5) of this Article Four are not strictly applicable or if strictly applicable would not fairly protect the rights of the holders of the shares of Series A Preferred Stock in accordance with the essential intent and principles of such provisions, the Board of Directors shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect such rights of the holders of the shares of Series A Preferred Stock.

C. Common Stock and Class B Common Stock

     1. Powers and Preferences. The powers, preferences and rights and the qualifications, limitations and restrictions with respect to the Common Stock and the Class B Common Stock shall be identical in all respects, except as provided in Paragraphs C(2) and C(4) of this Article Four, Paragraph D of Article Five or as otherwise required by law.

     2. Limitations on Ownership. The Class B Common Stock shall only be issuable to Travelocity Holdings or any Affiliate of Travelocity Holdings and only in connection with a Tax-Free Spin-Off.

     3. Dividends. Subject to the preferential rights, if any, of any outstanding shares of any Senior Securities, the holders of shares of Common Stock and Class B Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends or distributions payable either in cash, in property, or in stock. If any dividend or other distribution in cash or other property is paid with respect to Common Stock or with respect to Class B Common Stock (other than dividends or other distributions payable in shares of Common Stock or Class B Common Stock), a like dividend or other distribution in cash or other property shall also be paid with respect to shares of the other class of Common Stock, in an amount equal per share. In the case of dividends or other distributions payable in Common Stock or Class B Common Stock, including without limitation distributions pursuant to stock splits or divisions of Common Stock or Class B Common Stock of the Corporation, only shares of Common Stock shall be paid or distributed with respect to Common Stock, and only shares of Class B Common Stock shall be paid or distributed with respect to Class B Common Stock. The number of shares of Common Stock and Class B Common Stock so distributed shall be equal in number on a per share basis.

     4. Voting Rights. (a) At every annual or special meeting of stockholders of the Corporation, every holder of shares of Common Stock and Class B Common Stock shall be entitled to one vote for each share of Common Stock or Class B Common Stock standing in his name on the books of the Corporation, and shall vote together as a single class with the holders of the shares of Series A Preferred Stock on all matters on which a vote of stockholders is to be taken, except as otherwise required by law or by Paragraph C(4)(b) of this Article Four or by Paragraph C(6)(a) of this Article Four.

          (b) (i) Upon the issuance of shares of Class B Common Stock, the holders of shares of Class B Common Stock shall have the right, voting separately as a class, to elect such number of directors as shall constitute eighty percent of the whole Board of Directors (and if eighty percent of such number of directors is not a whole number, then the holders of shares of Class B Common Stock, voting separately as a class, shall be entitled to elect the next higher whole number of directors) and the remaining directors of the Corporation shall be elected by the holders of shares of Common Stock and Class B Common Stock voting together as a single class.

             (ii) At the stockholders meeting held as provided in Paragraph C(2) of Article Five, each holder of Class B Common Stock, present at the meeting in person or by proxy, shall be entitled to cast that number of votes on the removal of the directors then in office so that the holders of all the shares of Class B Common Stock present at such meeting in person or by proxy shall be entitled to cast a majority of the total votes entitled to be cast on the removal of directors by the holders of the outstanding shares of capital stock of the Corporation entitled to vote thereon.

     5. Liquidation, Dissolution, or Winding Up. In the event of any Liquidation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential amounts, if any, to which the holders of any Senior Securities shall be entitled, the holders of all outstanding shares of Common Stock and Class B Common Stock with the holders of all outstanding shares of Series A Preferred Stock (assuming all outstanding shares of the Series A Preferred Stock had been converted into shares of Common Stock pursuant to Paragraph B(5) of this Article Four immediately prior to such Liquidation) shall be entitled to share ratably in the remaining net assets of the Corporation.

     6. Conversion of Class B Common Stock.

          (a) In the event of a Tax-Free Spin-Off, each share of Class B Common Stock shall automatically convert into one share of Common Stock on the fifth anniversary of the date on which shares of Class B Common Stock are first transferred to holders of Class A or B common stock of Sabre Holdings Corporation, a Delaware corporation ("Sabre Parent"), in a Tax-Free Spin-Off unless, prior to such Tax-Free Spin-Off, Sabre Parent delivers to the Corporation an opinion of counsel, reasonably satisfactory to the Corporation, to the effect that such conversion could adversely affect the ability of Sabre Parent to obtain a favorable ruling from the Internal Revenue Service (the "IRS") that the distribution would be a tax-free spin-off under Section 355 of the Code. If such an opinion is received, approval of such conversion shall be submitted to a vote of the holders of only the Common Stock and Class B Common Stock as soon as practicable after the fifth anniversary of the Tax-Free Spin-Off provided that Sabre Parent delivers to the Corporation an opinion of counsel, reasonably satisfactory to the Corporation, to the effect that such vote would not adversely affect the status of the Tax-Free Spin-Off (including without limitation the ability to obtain a favorable ruling from the IRS); if such opinion is not so delivered at such time, such vote shall not be held until such time as such opinion is delivered. At the meeting of stockholders called for such purpose, each holder of Common Stock and Class B Common Stock shall be entitled to one vote, in person or by proxy, for each share of Common Stock or Class B Common Stock of the Corporation standing in his name on the books of the Corporation. Approval of such conversion shall require the approval of a majority of the votes, on the per share voting basis provided in the preceding sentence, entitled to be cast by the holders of the Common Stock and the Class B Common Stock present and voting, voting together as a single class, and the holders of the Class B Common Stock shall not be entitled to a separate class vote. Such conversion shall be effective on the date on which such approval is given at a meeting of stockholders called for such purpose.

          (b) The Corporation will provide notice of any automatic conversion of all outstanding shares of Class B Common Stock to all holders of record of the Common Stock and Class B Common Stock as soon as practicable following such conversion; provided, however, that the Corporation may satisfy such notice requirement by providing such notice prior to such conversion. Such notice shall be provided by mailing notice of such conversion first class postage prepaid, to each holder of record of the Common Stock and Class B Common Stock at such holder's address as it appears on the books of the Corporation; provided, further, that no failure to give such notice nor any defect therein shall affect the validity of the automatic conversion of any shares of Class B Common Stock. Each such notice shall state, as appropriate, the following: (i) the automatic conversion date; (ii) that all outstanding shares of Class B Common Stock are automatically converted;
     (iii) the place or places where certificates for such shares are to be surrendered for conversion; and (iv) that no dividends will be declared on the shares of Class B Common Stock converted after such conversion date.

          (c) Immediately upon such conversion, the rights of the holders of shares of Class B Common Stock as such shall cease and such holders shall be treated for all purposes as having become the record owners of the shares of Common Stock issuable upon such conversion; provided, however, that such Persons shall be entitled to receive when paid dividends, if any, declared on the Class B Common Stock as of a record date preceding the time of such conversion and unpaid as of the time of such conversion, subject to paragraph (e) below.

          (d) Holders of shares of Class B Common Stock may at any and all times transfer to any Person the shares of Common Stock issuable upon conversion of such shares of Class B Common Stock.

          (e) Upon any conversion of shares of Class B Common Stock into shares of Common Stock, any dividend for which the record date or payment date shall be subsequent to such conversion, which may have been declared on the shares of Class B Common Stock so converted, shall be deemed to have been declared, and shall be payable, with respect to the shares of Common Stock into which such shares of Class B Common Stock shall have been so converted.

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          (f) When any shares of Class B Common Stock are acquired by the
     Corporation, including without limitation, upon conversion into shares of Common Stock, such shares may not be reissued and shall be retired and cancelled and the Corporation shall take all such actions as are necessary to cause the authorized number of Class B Common Stock to be accordingly reduced.

          (g) The Corporation shall at all time reserve and keep available, for issuance upon the conversion of the shares of Class B Common Stock free from any preemptive rights, such number of its authorized but unissued shares of Common Stock as shall from time to time be necessary to permit the conversion of all outstanding shares of Class B Common Stock into shares of Common Stock, and shall take all action required to increase the authorized number of shares of Common Stock if necessary to permit the conversion of all outstanding shares of Class B Common Stock. The Corporation covenants that any shares of Common Stock issuable upon conversion of the shares of Class B Common Stock shall be validly issued, fully paid and non-assessable.

          (h) Promptly after the conversion, the Corporation shall deliver to the holders of issued and outstanding shares of Class B Common Stock, which surrender for cancellation, a certificate or certificates representing outstanding shares of Class B Common Stock, a certificate or certificates representing the number of shares of Common Stock issuable upon the conversion of the Class B Common Stock into Common Stock in the name of such holders. Until surrendered as provided herein, from and after the conversion of Class B Common Stock into Common Stock, certificates representing outstanding shares of Class B Common Stock prior to the conversion into Common Stock shall thereupon be deemed for all corporate purposes to evidence ownership of the number of shares of Common Stock into which the Class B Common Stock shall have been converted.

          (i) The issuance of certificates for shares of Common Stock upon the conversion of shares of Class B Common Stock into Common Stock shall be made without charge to the holders of such shares for any issuance tax in respect thereof or other costs incurred by the Corporation in connection with such conversion and the related issuance of the shares of Common Stock.

D. No Preemptive Rights

     No stockholder of the Corporation shall have any preemptive or preferential right, nor be entitled as such as a matter of right, to subscribe for or purchase any part of any new or additional issue of stock of the Corporation of any class or series whether now or hereafter authorized, and whether issued for money or for consideration other than money, or of any issue of securities convertible into stock of the Corporation.

E. Subdivision or Combination

     If the Corporation shall in any manner subdivide or combine the outstanding shares of Series A Preferred Stock, Common Stock or Class B Common Stock, all outstanding shares of Series A Preferred Stock, Common Stock and Class B Common Stock shall be proportionally subdivided or combined in the same manner and on the same basis, and holders of shares of Series A Preferred Stock shall receive only shares of Series A Preferred Stock, holders of shares of Common Stock shall receive only shares of Common Stock and holders of shares of Class B Common Stock shall receive only shares of Class B Common Stock in respect thereof.

F. Additional Shares

     Any increase in the authorized number of shares of any class or classes of stock of the Corporation or creation, authorization or issuance of any securities convertible into, or warrants, options or similar rights to purchase, acquire or receive, shares of any such class or classes of stock shall be deemed not to affect adversely the powers, preferences or special rights of the shares of Series A Preferred Stock, Common Stock or Class B Common Stock.

G. Record Holders

     The Corporation shall be entitled to treat the Person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other Person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

H. Cumulative Voting

     No stockholder shall be entitled to the right of cumulative voting.

                                  ARTICLE FIVE

                               BOARD OF DIRECTORS

A. Number of Directors and Composition.

     1. Number. Subject to the rights of the holders of any outstanding shares of any series of Preferred Stock, the number of directors of the Corporation shall be fixed by the By-laws of the Corporation and may be increased or decreased from time to time in such a manner as may be prescribed by the By-laws; provided that during such time as shares of Class B Common Stock are outstanding, the Board of Directors shall consist of 15 members.

     2. Independent Directors. Except for temporary periods resulting from the death, resignation, retirement or removal from office of any Independent Director, at least two directors of the Corporation shall be Persons who do not have a material business relationship with Sabre or any of its Affiliates and who are not employees, officers or directors of Sabre or any of its Affiliates or any Person having a material business relationship with Sabre (for purposes of this paragraph Travelocity.com LP and its Subsidiaries, or any Subsidiaries of the Corporation, shall not be deemed an Affiliate of Sabre) (the "Independent Directors").

B. Written Ballot Not Required

     Elections of directors need not be by written ballot unless the By-laws of the Corporation shall otherwise provide.

C. Classes

     1. Initial Classes. The directors, other than those who may be elected by the holders of any outstanding shares of any series of Preferred Stock, shall be divided into three classes, as nearly equal in number as possible. One class of directors shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2001, another class shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2002, and another class shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2003. Members of each class shall hold office until their successors are elected and qualified. At each annual meeting of the stockholders of the Corporation, commencing with the 2001 annual meeting, the successors of the class of directors whose term expires at that meeting shall be elected by a plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

     2. Classes After Issuance of Class B Common Stock. After the issuance of Class B Common Stock, the Secretary of the Corporation shall call a special meeting of the stockholders for the removal of the incumbent directors and the election of directors. The Corporation shall use its reasonable best efforts to hold such meeting within sixty days after the issuance of the Class B Common Stock and at such place and upon such notice as is provided by law and in the Bylaws of the Corporation; provided, however, that the Secretary shall not be required to call any such special meeting in the event the Class B Common

Stock is issued less than ninety days before the date fixed for the next ensuing annual meeting of stockholders and provided further that no such special meeting nor any adjournment thereof shall be held on a date less than thirty days before any meeting of the stockholders called for the election of directors. At such meeting or adjournment thereof, a vote on the removal of the directors then in office shall be taken and an election for fifteen directors to the Board of Directors of the Corporation in accordance with Paragraph C(4)(b) of Article Four hereof shall be held. The directors shall be divided into three classes with each class consisting of five directors. The holders of shares of Class B Common Stock shall have the right to elect four (the "Class B Directors") of the five directors in each class. One class of directors shall be initially elected for a term expiring at the first annual meeting of stockholders to be held after such special meeting, another class shall be initially elected for a term expiring at the second annual meeting of stockholders to be held after such special meeting, and another class shall be initially elected for a term expiring at the third annual meeting of stockholders to be held after such special meeting of stockholders. Members of each class shall hold office until their successors are elected and qualified. The Class B Directors shall be elected by a plurality vote of the votes cast by holders of Class B Common Stock at such meeting and the remaining directors shall be elected by a plurality vote of all votes cast at such meeting. At each annual meeting of the stockholders commencing with the first annual meeting of stockholders to be held after such special meeting, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. After the shares of Class B Common Stock are no longer outstanding, the Board of Directors may decrease the number of directors; provided that the Board of Directors shall continue to be divided into three classes, as nearly equal in number as possible and shall be elected by a plurality vote of all votes cast at each annual meeting of stockholders.

D. Removal

     Subject to the rights of the holders of any outstanding shares of any series of Preferred Stock, any director may be removed from office, at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding Voting Stock, voting together as a single class; provided, however, that after the Trigger Date, any director may be removed from office, but only for cause, and only by the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class; provided, further, that the Class B Directors may be removed from office, with or without cause, at any time only by the holders of at least 80 percent of the voting power of the then outstanding shares of Class B Common Stock.

E. By-laws

     1. Amendments. The Board of Directors is expressly authorized to adopt, amend or repeal the By-laws of the Corporation. Any By-laws made by the directors under the powers conferred hereby may be amended or repealed by the directors or by the stockholders having voting power with respect thereto; provided, that in the case of amendments by stockholders, effective as of the Trigger Date, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to alter, amend or repeal any provision of the By-laws or adopt any provision of the By-laws inconsistent with any other provision of the By-laws.

     2. Powers. The Corporation may in its By-laws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.

     3. Inspection. The Board of Directors is expressly authorized and empowered from time to time to determine whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to inspection of stockholders; and, except as so determined, or as expressly provided in this Restated Certificate of Incorporation, and subject to the rights of the holders of any outstanding shares of any series of Preferred

Stock, no stockholder shall have any right to inspect any account, book or document of the Corporation other than such rights as may be conferred by applicable law.

                                  ARTICLE SIX

                            CORPORATE OPPORTUNITIES

     A. For purposes of this Article Six, (i) "Sabre" shall mean Sabre Parent, all successors to Sabre Parent by way of merger, consolidation or sale of all or substantially all its assets, and all corporations, partnerships, joint ventures, associations and other entities (each a "Subsidiary Entity") in which Sabre Parent Beneficially Owns, directly or indirectly, 50 percent or more of the outstanding voting stock, voting power or similar voting interests ("Voting Interest"), but shall not mean Travelocity Holdings, any Subsidiary of Travelocity Holdings, or the Corporation; and (ii) "Corporation" shall mean the Corporation and all corporations, partnerships, joint ventures, associations and other entities in which the Corporation owns, directly or indirectly, securities or other interests having by their terms the voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation, partnership, joint venture, association or other entity, and shall also include Travelocity Holdings and any Subsidiary of Travelocity Holdings.

     B. In anticipation that: (i) Sabre will remain, for some period of time, a Beneficial Owner of a substantial amount of Voting Stock of the Corporation;
(ii) the Corporation and Sabre may engage in the same or similar activities or lines of business and may have an interest in the same or similar areas of corporate opportunities; (iii) there will be benefits to be derived by the Corporation through its continued contractual, corporate and business relations with Sabre (including, without limitation, service of directors, officers and employees of Sabre as directors, officers and employees of the Corporation); and
(iv) there will be benefits in providing guidelines for directors, officers and employees of Sabre and of the Corporation with respect to the allocation of corporate opportunities and other matters; the provisions of this Article Six are set forth to regulate, define and guide the conduct of certain affairs of the Corporation as they may involve the respective rights, duties and liabilities of Sabre and its directors, officers, employees and stockholders, on the one hand, and the respective rights, duties and liabilities of the Corporation and its directors, officers, employees and stockholders (other than Sabre), on the other hand, in connection therewith.

     C. Except as Sabre may otherwise agree in writing, Sabre shall have the right to, and shall have no duty not to, (i) engage in the same or similar business activities or lines of business as the Corporation, (ii) do business with any potential or actual customer or supplier of the Corporation, or (iii) employ or otherwise engage any director, officer or employee of the Corporation. In the event Sabre or any director, officer or employee of Sabre engages in any of the activities described in the preceding sentence, Sabre and such director, officer and employee (i) shall have fully satisfied and fulfilled any fiduciary duty it may have to the Corporation and its stockholders with respect to such activity, (ii) shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty it may have by reason of any activities of Sabre described in the preceding sentence or of the participation in such activities of any director, officer or employee of Sabre (except as provided in paragraph
(D) of this Article Six), (iii) shall be deemed to have acted in good faith and in a manner it reasonably believes to be in and not opposed to the best interests of the Corporation, (iv) shall be deemed not to have breached any duty of loyalty to the Corporation or its stockholders that it may have and not to have derived an improper benefit therefrom, and (v) shall be deemed to have acted in a manner entirely fair to the Corporation and its stockholders.

     D. In the event that a director, officer or employee of the Corporation who is also a director, officer or employee of Sabre acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both the Corporation and Sabre, such director, officer or employee of the Corporation (i) shall have fully satisfied and fulfilled any fiduciary duty it may have to the Corporation and its stockholders with respect to such corporate opportunity,
(ii) shall not be liable to the Corporation or its stockholders for breach of any fiduciary duty it may have by reason of the fact that Sabre pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another Person or does not communicate information regarding such corporate opportunity to the Corporation, (iii) shall be deemed to have acted in good faith and in a manner it reasonably believes to be in and not opposed to the best interests of the Corporation, (iv) shall be deemed not to have breached any duty of loyalty to the Corporation or its stockholders that it may have and not to have derived an improper benefit therefrom, and (v) shall be deemed to have acted in a manner entirely fair to the Corporation and its stockholders, if such director, officer or employee acts in a manner consistent with the following policy:

          (x) when a corporate opportunity is offered to an officer or employee and/or director of the Corporation who is also an officer or employee and/or director of Sabre, solely in his or her designated capacity with one of the two companies, such corporate opportunity shall belong to whichever company was so designated; otherwise, a corporate opportunity first offered
     (1) to any Person who is an officer or employee or officer or employee and director of the Corporation, and who is also a director of Sabre shall belong to the Corporation, (2) to a Person who is a director of the Corporation and who is also an officer or employee and/or director of Sabre shall belong to Sabre, (3) to any Person who is an officer or employee, but not a director, of both the Corporation and Sabre shall belong to the company to which such Person has devoted a majority of his or her time over the prior six-month period, (4) to any Person who is an officer or employee and director of both the Corporation and Sabre shall belong to Sabre, (5) to any Person who is an officer or employee of the Corporation and who is also an officer or employee and director of Sabre shall belong to Sabre, and (6) to any Person who is an officer or employee and director of the Corporation and who is also an officer or employee of Sabre shall belong to the Corporation, unless such Person serves as a director of Travelocity Holdings but not of the Corporation (for purposes of this clause (6), the Corporation shall be deemed to exclude Travelocity Holdings and "Sabre" shall be deemed to include Travelocity Holdings), such corporate opportunity shall belong to Sabre; and

          (y) in the case of any business opportunity not specifically allocated by the foregoing (whether because of the means by which it arose or was published, or otherwise), any such business opportunity may be pursued by either the Corporation or Sabre.

     However, a corporate opportunity not allocated and pursued in accordance with the foregoing policy shall not solely by reason of the lack of allocation and pursuit of the corporate opportunity in accordance with such policy be deemed a breach of any fiduciary duty, but shall be governed by the other provisions of this Article Six, this Restated Certificate of Incorporation, the By-laws, the DGCL and other applicable law.

     E. Any corporate opportunity that belongs to Sabre or to the Corporation pursuant to the foregoing policy shall not be pursued by the other, or directed by the other to another Person, unless and until Sabre or the Corporation, as the case may be, determines not to pursue the opportunity and advises in writing the chief executive officer of the other party that it has determined not to pursue such corporate opportunity. Notwithstanding the preceding sentence, if the party to whom the corporate opportunity belongs does not within a reasonable period of time begin to pursue, or thereafter continue to pursue, such opportunity diligently and in good faith, the other party may then pursue such opportunity or direct it to another Person. Any business opportunity that belongs to the Corporation pursuant to the foregoing policy shall be deemed to belong to Travelocity.com Inc. and not to Travelocity Holdings or any Subsidiary of Travelocity Holdings (other than Travelocity.com Inc. and its Subsidiaries).

     F. For purposes of this Article Six, "corporate opportunities" shall consist only of business opportunities which (i) the Corporation is financially able to undertake, or with respect to which the Corporation would reasonably be able to obtain debt or equity financing, and (ii) are, from their nature, in the line or lines of the Corporation's business or reasonable expansion thereof. In addition, "corporate opportunities" shall not include any contract, agreement, arrangement, transaction, undertaking or business (a "Transaction") in which the Corporation or Sabre is permitted to participate pursuant to (a) any agreement between the Corporation and Sabre that is in effect as of the time any equity security of the Corporation is held of record by any Person other than Sabre, as such agreement may be amended thereafter with the approval of a majority of disinterested directors or (b) any subsequent agreement between the Corporation and Sabre approved in accordance with the procedures set forth in Article Seven hereof; it being acknowledged that the rights of the Corporation under any such agreement shall be deemed to be contractual rights and shall not be corporate opportunities of the Corporation for any purpose; provided, however, that no presumption or implication as to corporate opportunities relating to any Transaction not explicitly covered by such an agreement shall arise from the existence or absence of any such agreement.

     G. Any Person purchasing or otherwise acquiring any interest in any shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article Six.

     H. If any Transaction between the Corporation and Sabre involves a corporate opportunity and is approved in accordance with the procedures set forth in Article Seven hereof, Sabre and its directors, officers and employees shall also, for the purposes of this Article Six and the other provisions of this Restated Certificate of Incorporation, be deemed to have fully satisfied and fulfilled any fiduciary duties they may have to the Corporation and its stockholders. Any such Transaction involving a corporate opportunity not so approved shall not solely by reason of the lack of such approval be deemed a breach of any fiduciary duty, but shall be governed by the other provisions of this Article Six, this Restated Certificate of Incorporation, the By-laws, the DGCL and other applicable law.

                                 ARTICLE SEVEN

                              RELATED TRANSACTIONS

     A. For purposes of this Article Seven, (i) "Sabre" shall mean Sabre Parent, all successors to Sabre Parent by way of merger, consolidation or sale of all or substantially all its assets, and all Subsidiary Entities in which Sabre Parent Beneficially Owns, directly or indirectly, 50 percent or more of the Voting Interest, but shall not mean the Corporation; and (ii) "Corporation" shall mean the Corporation, Travelocity.com L.P. and all corporations, partnerships, joint ventures, associations and other entities in which the Corporation owns, directly or indirectly, securities or other interests having by their terms the voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation, partnership, joint venture, association or other entity.

     B. In anticipation that: (i) Sabre Parent will remain, for some period of time, a Beneficial Owner of a substantial amount of Voting Stock of the Corporation and have continued contractual, corporate and business relations with the Corporation; (ii) the Corporation and Sabre or Sabre's customers or suppliers may enter into contracts or otherwise transact business with each other and the Corporation may derive benefits therefrom; and (iii) the Corporation may from time to time enter into contractual, corporate or business relations with one or more of its directors, or one or more corporations, partnerships, associations or other organizations in which one or more of its directors have a financial interest (collectively, "Related Entities"), the provisions of this Article Seven are set forth to regulate and guide certain contractual relations and other business relations of the Corporation as they may involve the respective rights, duties and liabilities of Sabre or its customers or suppliers, Related Entities and their respective directors, officers, employees, and stockholders, on the one hand, and the respective rights, duties and liabilities of the Corporation and its directors, officers, employees and stockholders, on the other hand, in connection therewith.

     C. The provisions of this Article Seven are in addition to the provisions of the DGCL and the other provisions of this Restated Certificate of Incorporation. Any contract or business relation which does not comply with procedures set forth in this Article Seven shall not by reason thereof be deemed void or voidable or result in any breach of any fiduciary duty to, or duty of loyalty to, or failure to act in good faith or in the best interests of, the Corporation, or the derivation of any improper personal benefit, but shall be governed by the remaining provisions of this Restated Certificate of Incorporation, the By-laws, the DGCL and other applicable law.

     D. No Transaction between the Corporation and Sabre or any customer or supplier of Sabre or any Related Entity or between the Corporation and one or more of the directors, officers or employees of the

Corporation, Sabre or any Related Entity, or any amendment, modification or termination thereof, or any waiver of any right thereunder shall be void or voidable solely because Sabre or such customer or supplier, any Related Entity or any one or more of the directors, officers and employees of the Corporation, Sabre or any Related Entity are parties thereto, or solely because any such directors, officers or employees are present at or participate in the meeting of the Board of Directors or committee thereof which authorize such Transaction or amendment, modification, termination or waiver (each of which for purposes of this Article Seven and Article Eight hereof shall also be deemed a "Transaction") or solely because his or their votes are counted for such purpose, and Sabre, any Related Entity and such directors, officers and employees (i) shall have fully satisfied and fulfilled any fiduciary duty they may have to the Corporation and its stockholders with respect thereto, (ii) shall not be liable to the Corporation or its stockholders for any breach of any fiduciary duty they may have by reason of the entering into, performance or consummation of any such Transaction, (iii) shall be deemed to have acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Corporation, to the extent such standard is applicable to such Persons' conduct, (iv) shall be deemed not to have breached any duty of loyalty to the Corporation or its stockholders they may have and not to have derived an improper personal benefit therefrom, and (v) shall be deemed to have acted in a manner entirely fair to the Corporation and its stockholders, if any of the following requirements are met:

          (w) the material facts as to the relationship or interest and as to the Transaction are disclosed or are known to the Board of Directors or the committee thereof that authorizes the Transaction and the Board of Directors or such committee in good faith authorizes or approves the Transaction by the affirmative vote of a majority of the disinterested directors on the Board of Directors or such committee even if the disinterested directors are less than a quorum;

          (x) the material facts as to the relationship or interest and as to the Transaction are disclosed or are known to the holders of Voting Stock entitled to vote thereon, and the Transaction is specifically approved by vote of the holders of a majority of the then outstanding Voting Stock not Beneficially Owned by Sabre or such Related Entity, voting together as a single class, as the case may be;

          (y) such Transaction is effected pursuant to, and consistent with, terms and conditions specified in any arrangements, standards, protocols or guidelines (collectively, the "Guidelines") which are in good faith authorized or approved, after disclosure or knowledge of the material facts as to the relationship or interest and as to the Transaction, by the affirmative vote of a majority of the disinterested directors on the Board of Directors or the applicable committee thereof (even though the disinterested directors be less than a quorum) or by vote of the holders of a majority of the then outstanding Voting Stock not Beneficially Owned by Sabre or such Related Entity, voting together as a single class, as the case may be (such authorization or approval of such Guidelines constituting or being deemed to constitute authorization or approval of such Transaction); or

          (z) such Transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders of the Corporation.

     E. Directors of the Corporation who are also directors, officers or employees of Sabre or any Related Entity may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee that authorizes or approves any such Transaction or any such Guidelines. Voting Stock Beneficially Owned by Sabre and any Related Entities may be counted in determining the presence of a quorum at a meeting of stockholders that authorizes or approves any such Transaction or any such Guidelines.

     F. No vote cast or other action taken by any Person who is a director, officer or employee or other representative of Sabre, which vote is cast or action is taken by such Person in his capacity as a director of the Corporation, shall constitute an action of, or the exercise of a right by, or a consent of, Sabre for the purpose of any such Transaction.

     G. Any Person purchasing or otherwise acquiring any interest in any shares of stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article Seven.

     H. For purposes of this Article Seven, any Transaction with any corporation, partnership, joint venture, association or other entity in which the Corporation Beneficially Owns, directly or indirectly, 50 percent or more of the outstanding voting stock, voting power or similar voting interests, or with any officer or director thereof, shall be deemed to be a Transaction with the Corporation.

                                 ARTICLE EIGHT

                        APPROVAL BY INDEPENDENT DIRECTOR

     Notwithstanding anything to the contrary in Article Seven, until [insert the date that is the second anniversary of the Effective Time], the Corporation shall not enter into any Transaction with Sabre or any material customer or supplier of Sabre, or any amendment, modification or termination thereof, or any waiver of any right thereunder unless (i) such Transaction has been approved by at least one Independent Director or (ii) such Transaction is effected pursuant to, and consistent with, terms and conditions specified in any Guidelines authorized or approved by a majority of the Independent Directors.

                                  ARTICLE NINE

                       WRITTEN CONSENT; SPECIAL MEETINGS

     Effective as of the Trigger Date, and subject to the rights of the holders of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing in lieu of a meeting of such stockholders. Except as otherwise required by law or Articles Four or Five of this Restated Certificate of Incorporation and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies or by the Chairman of the Board; provided, that, prior to the Trigger Date, special meetings of the stockholders of the Corporation may also be called at the request of the holders of a majority of the voting power of the then outstanding Voting Stock. Except as expressly provided in the immediately preceding sentence, any power of stockholders to call a special meeting is specifically denied. Only such business as shall have been brought before the special meeting of stockholders pursuant to the Corporation's notice of meeting shall be conducted at such meeting.

                                  ARTICLE TEN

                            LIMITATION OF LIABILITY

     A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is hereafter amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this Article Nine by the stockholders of the Corporation or otherwise shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

                                 ARTICLE ELEVEN

                                  DEFINITIONS

     For purposes of this Certificate of Incorporation:

     "Affiliate" shall mean with respect to a specified Person, any Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the specified Person.

     "Beneficial Owner," "Beneficially Own," "Beneficially Owned," "Beneficial Ownership," and words of similar import shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934 as in effect on the date hereof.

     "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

     "Person" shall mean any individual, firm, partnership, corporate or other entity.

     "Subsidiary" shall mean any corporation of which a majority of any series or class of equity security is owned, directly or indirectly, by a different corporation.

     "Tax-Free Spin-Off" shall mean a distribution of Common Stock or Class B Common Stock as a spin-off, split-up or split-off to holders of Class A or Class B common stock of Sabre Parent intended to qualify as a tax-free distribution under Section 355(a) of the Code.

     "Trigger Date" shall mean the first time at which Sabre shall cease to be the Beneficial Owner of an aggregate of at least a majority of the voting power of the Voting Stock then outstanding.

     "Voting Stock" shall mean the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.

                                 ARTICLE TWELVE

                                   AMENDMENT

     The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding anything contained in this Restated Certificate of Incorporation or the By-Laws of the Corporation to the contrary, effective as of the Trigger Date, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation. Neither the alteration, amendment or repeal of Articles Six or Seven hereof, nor the adoption of any provision of this Restated Certificate of Incorporation inconsistent with Articles Six or Seven hereof, shall eliminate or reduce the effect of Articles Six or Seven hereof in respect of any matter occurring, or any cause of action, suit or claim that, but for Article Six or Seven hereof, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

     IN WITNESS WHEREOF, this Restated Certificate of Incorporation which restates, integrates and amends the provisions of the Certificate of Incorporation of the Corporation, and which has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the DGCL, has been executed
by the undersigned on this                day of             , 2000.

                                            TRAVELOCITY.COM INC.

                                            By:
                                              ----------------------------------
                                                Name:
                                                Title:

                                                                         ANNEX E

                                RESTATED BYLAWS
                                       OF
                              TRAVELOCITY.COM INC.
              INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

                                   ARTICLE I

                              OFFICES AND RECORDS

     Section 1.1. Delaware Office. The registered office of the Corporation in the State of Delaware shall be located in the City of Wilmington, County of New Castle, and the name and address of its registered agent is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware.

     Section 1.2. Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

     Section 1.3. Books and Records. The books and records of the Corporation may be kept at the Corporation's principal office or at such other locations outside the State of Delaware as may from time to time be designated by the Board of Directors.

                                   ARTICLE II

                                  STOCKHOLDERS

     Section 2.1. Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on the third Thursday in May of each year, if not a legal holiday, and if a legal holiday then on the next succeeding business day, at 10:00 a.m., local time, at the principal executive offices of the Corporation or at such other date, place and/or time as may be fixed from time to time by resolution of the Board of Directors. The first annual meeting of the stockholders of the Corporation shall be held in 2001.

     Section 2.2. Special Meeting. Except as otherwise required by applicable law, subject to the rights of the holders of any series of preferred stock, par value $0.001 per share (the "Preferred Stock"), to elect additional directors under specified circumstances, and subject to Articles Four and Five of the Restated Certificate of Incorporation and Section 3.2 hereof, special meetings of the stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies (the "Whole Board") or by the Chairman of the Board; provided, that prior to the Trigger Date (as such term is defined in the Restated Certificate of Incorporation), special meetings of the stockholders of the Corporation shall also be called at the request of the holders of a majority of the voting power of the then outstanding Voting Stock (as defined in Section 2.5 hereof). Except as expressly provided in the immediately preceding sentence, any power of stockholders of the Corporation to call a special meeting is specifically denied.

     Section 2.3. Place of Meeting. The Board of Directors may designate the place of meeting for any meeting of the stockholders. If no designation is made by the Board of Directors, the place of meeting shall be the principal office of the Corporation.

     Section 2.4. Notice of Meeting. Written or printed notice, stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be prepared and delivered by the Corporation not less than ten days nor more than sixty days before the date of the meeting, either personally, or by mail, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation. Such further notice shall be given as may be required by law. Meetings may be held without notice if all stockholders entitled to vote are present, or if notice is waived by those not present. Any previously scheduled meeting of the stockholders may be postponed by resolution of the Board of Directors upon public notice given prior to the time previously scheduled for such meeting of stockholders.

     Section 2.5. Quorum and Adjournment. Except as otherwise provided by law or by the Restated Certificate of Incorporation, the holders of at least one-third of the voting power of the outstanding shares of the Corporation entitled to vote generally in the election of directors (the "Voting Stock"), represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series voting as a class, the holders of at least one-third of the shares of such class or series shall constitute a quorum for the transaction of such business. The chairman of the meeting or a majority of the voting power of the shares of Voting Stock so represented may adjourn the meeting from time to time, whether or not there is such a quorum (or in the case of specified business to be voted on by a class or series, the chairman of the meeting or a majority of the shares of such class or series so represented may adjourn the meeting with respect to such specified business). No notice of the time and place of adjourned meetings need be given if the time and place thereof are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than thirty days or a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

     Section 2.6. Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or as otherwise permitted by law, or by his duly authorized attorney-in-fact. Such proxy must be filed with the Secretary of the Corporation or his representative at or before the time of the meeting.

     Section 2.7. Notice of Stockholder Business and Nominations.

          (A) Annual Meetings of Stockholders. (1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation's notice of meeting delivered pursuant to Section 2.4 of these Bylaws, (b) by or at the direction of the Board of Directors or the Chairman of the Board, (c) by any stockholder of the Corporation who is entitled to vote at the meeting, who complied with the notice procedures set forth in clauses (2) and (3) of this paragraph (A) and this Bylaw and who was a stockholder of record at the time such notice is delivered to the Secretary of the Corporation or
     (d) prior to the Trigger Date, by Travelocity Holdings Inc.

             (2) For nominations or other business to be properly brought before an annual meeting by a stockholder, pursuant to clause (c) of paragraph
        (A) (1) of this Bylaw, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than ninety days nor more than one hundred and twenty-days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than twenty days, or delayed by more than seventy days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the one hundred and twentieth day prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. For purposes of determining whether a stockholder's notice shall have been delivered in a timely manner for the annual meeting of stockholders in 2001, the "first anniversary of the preceding year's annual meeting" shall be deemed to be the third Thursday in May, 2001. In no event shall the adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all

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        information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-11 thereunder, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

             (3) Notwithstanding anything in the second sentence of paragraph
        (A)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least one hundred days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

          (B) Special Meetings of Stockholders. Only such business as shall have been brought before the special meeting of stockholders pursuant to the Corporation's notice of meeting pursuant to Section 2.4 of these Bylaws shall be conducted at such meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (1) by or at the direction of the Board of Directors or (2) by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in this Bylaw and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. Nominations by stockholders of persons for election to the Board of Directors may be made at such a special meeting of stockholders if the stockholder's notice as required by paragraph (A)(2) of this Bylaw shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the one hundred twentieth day prior to such special meeting and not later than the close of business on the later of the ninetieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the adjournment of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

          (C) General. (1) Only persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. Except as otherwise provided by law, the Restated Certificate of Incorporation or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Bylaw and, if any proposed nomination or business is not in compliance with this Bylaw, to declare that such defective proposal or nomination shall be disregarded.

             (2) For purposes of this Bylaw, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news

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        service or in a document publicly filed by the Corporation with the
        Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

             (3) Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act, or (ii) of the holders of any outstanding series or class of Voting Stock to elect directors if so entitled.

     Section 2.8. Voting Procedures. Election of directors at all meetings of the stockholders at which directors are to be elected shall be by written ballot. Except as otherwise set forth in the Restated Certificate of Incorporation with respect to the right of the holders of any series of Preferred Stock or any other series or class of stock to elect additional directors under specified circumstances, directors shall be elected by a plurality of the votes cast by the holders of Common Stock, present in person or by proxy. Except as otherwise provided by law, the Restated Certificate of Incorporation or these Bylaws, all matters other than the election of directors properly submitted to the stockholders at any meeting shall be decided by the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter. The vote upon any matter other than the election of directors shall be by ballot only if so ordered by the chairman of the meeting.

     Section 2.9. Inspectors of Elections; Opening and Closing the Polls.

          (A) The Board of Directors by resolution shall appoint, or shall authorize an officer of the Corporation to appoint, one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act, or if all inspectors or alternates who have been appointed are unable to act, at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by the General Corporation Law of the State of Delaware.

          (B) The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

     Section 2.10. No Stockholder Action by Written Consent. Effective as of the Trigger Date, and subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

                                  ARTICLE III

                               BOARD OF DIRECTORS

     Section 3.1. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Restated Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

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     Section 3.2. Number, Tenure and Qualifications. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, and subject to the Restated Certificate of Incorporation, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board, but shall consist of not more than fifteen nor less than three directors; provided that during such time as shares of Class B Common Stock are outstanding, the Board of Directors shall consist of 15 directors. The directors, other than those who may be elected by the holders of any series of Preferred Stock, shall be divided into three classes, as nearly equal in number as possible. One class of directors shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2001; another class shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2002; and another class shall be initially elected for a term expiring at the annual meeting of stockholders to be held in 2003. Members of each class shall hold office until their successors are elected and qualified. At each annual meeting of the stockholders of the Corporation, commencing with the 2001 annual meeting, the successors of the class of directors whose term expires at that meeting shall be elected by a plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

     Section 3.3. Regular Meetings. A regular annual meeting of the Board of Directors shall be held without other notice than this Bylaw on the same date, and at the same place, as each annual meeting of stockholders or on such other day, at such other place and at such time as the Board of Directors may determine. The Board of Directors may from time to time, by resolution, provide the time and place for the holding of additional regular meetings without other notice than such resolution.

     Section 3.4. Special Meetings. Special meetings of the Board of Directors shall be called at the request of the Chairman of the Board, the President or a majority of the Whole Board. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.

     Section 3.5. Notice. Notice of any special meeting shall be given to each director at his or her business or residence in writing or by telegram or by telephone communication. If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least three days before such meeting. If by telegram, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company at least twenty-four hours before such meeting. If by facsimile transmission or electronic mail, such notice shall be transmitted at least twenty-four hours before such meeting. If by telephone, the notice shall be given at least twelve hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Bylaws as provided under Section 8.1 of
Article VIII hereof. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in writing, either before or after such meeting. Any director present in person at a meeting of the Board of Directors shall be deemed to have waived notice of the time and place of meeting.

     Section 3.6. Action by Consent of Board of Directors. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

     Section 3.7. Conference Telephone Meetings. Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

     Section 3.8. Quorum. A whole number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice. The act of the majority of the directors present at a meeting at
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which a quorum is present shall be the act of the Board of Directors. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

     Section 3.9. Vacancies. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances and prior to the election of directors by the holders of the Class B Common Stock (the "Class B Directors") as set forth in the Corporation's Restated Certificate of Incorporation, and unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, shall be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director's successor shall have been duly elected and qualified. After the election of the Class B Directors, any vacancy among such directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by the affirmative vote of a majority of the remaining Class B Directors, although less than a quorum, and each director so chosen shall hold for a term expiring at the annual meeting of stockholders at which the office of the class to which such director has been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.

     Section 3.10. Removal. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances and prior to the election of directors by the holders of the Class B Common Stock (the "Class B Directors") as set forth in the Corporation's Restated Certificate of Incorporation, any director or the entire Board of Directors may be removed from office at any time with or without cause by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding Voting Stock, voting together as a single class; provided, however, that after the Trigger Date any director or directors may be removed from office, but only for cause, and only by the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class; provided further, that the Class B Directors may be removed from office, with or without cause, at any time only by the holders of at least 80 percent of the voting power of the then outstanding shares of Class B Common Stock.

     Section 3.11. Fees and Expenses. Directors shall receive such fees and expenses as the Board of Directors shall from time to time prescribe.

                                   ARTICLE IV

                                   COMMITTEES

     Section 4.1. Executive Committee. (A) The Board of Directors may, by resolution passed by a majority of the Whole Board, designate an Executive Committee, to consist of four or more members, including the Chairman of the Board and the Chief Executive Officer, if he/she is a director. The Chairman of the Board, the Chief Executive Officer, and one other member of the Executive Committee shall constitute a quorum.

          (B) The Executive Committee shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, with the exception of such powers and authority as may be specifically reserved to the Board of Directors by law or by resolution adopted by the Board of Directors.

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     Section 4.2 Audit Committee. (A) The Board of Directors may, by resolution passed by a majority of the Whole Board, designate an Audit Committee, to consist of two or more members.

          (B) The Audit Committee shall from time to time review and make recommendations to the Board of Directors with respect to the selection of independent auditors, the fees to be paid such auditors, the adequacy of the audit and accounting procedures of the Corporation, and such other matters as may be specifically delegated to the Committee by the Board of Directors. In this connection the Audit Committee shall, at its request, meet with representatives of the independent auditors and with the financial officers of the Corporation separately or jointly.

     Section 4.3. Compensation/Nominating Committee. (A) The Board of Directors may by resolution passed by a majority of the Whole Board, designate a Compensation/Nominating Committee, to consist of three or more members, none of the members of which shall be employees or officers of the Corporation. A majority of the members of the Compensation/Nominating Committee shall constitute a quorum.

          (B) The Compensation/Nominating Committee shall from time to time review and make recommendations to the Board of Directors with respect to the management remuneration policies of the Corporation including salary rates and fringe benefits of elected officers, other remuneration plans such as incentive compensation, deferred compensation and stock option plans, directors' compensation and benefits and such other matters as may be specifically delegated to the Committee by the Board of Directors.

          (C) In addition, the Compensation/Nominating Committee shall make recommendations to the Board of Directors (1) concerning suitable candidates for election to the Board, (2) with respect to assignments to Board Committees, and (3) with respect to promotions, changes and succession among the senior management of the Corporation, and shall perform such other duties as may be specifically delegated to the Committee by the Board of Directors.

     Section 4.4. Committee Procedure, Seal. (A) The Executive,
Compensation/Nominating, and Audit Committees shall keep regular minutes of their meetings, which shall be reported to the Board of Directors, and shall fix their own rules of procedures.

          (B) The Executive, Compensation/Nominating, and Audit Committees may each authorize the seal of the Corporation to be affixed to all papers which may require it.

          (C) In the absence or disqualification of a member of any Committee, the members of that Committee present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of such absent or disqualified member.

     Section 4.5. Other Committees. The Board of Directors, or any Committee thereof so authorized by the Board of Directors, may, from time to time, by resolution passed by a majority of the Whole Board or such Committee, designate one or more other Committees of the Board. Each such Committee shall have such duties and may exercise such powers as are granted to it in the resolution designating the members thereof. Each Committee shall fix its own rules of procedure.

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                                   ARTICLE V

                                    OFFICERS

     Section 5.1. Elected Officers. The elected officers of the Corporation shall be (A) a Chairman of the Board, unless the Board of Directors specifies that the Chairman of the Board shall not be an officer of the Corporation, (B) a President, (C) one or more vice Presidents (including Executive Vice Presidents and Senior Vice Presidents), (D) a Secretary, (E) a Treasurer, and (F) such other officers as the Board of Directors from time to time may deem proper. The Chairman of the Board (whether or not an officer of the Corporation) shall be chosen from the directors. The other officers of the Corporation may or may not be directors. All officers chosen by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article V. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors or by any committee thereof.

     Section 5.2. Election and Term of Office. The elected officers of the Corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Subject to Section
5.9 of these Bylaws, the officers shall hold their respective offices at the pleasure of the Board of Directors and any officer may be removed at any time, with or without cause, by a vote of the majority of the directors; each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his death or removal or until he shall resign.

     Section 5.3. Chairman of the Board. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors. He or she shall make reports to the Board of Directors and the stockholders, and shall have such other powers and perform such other duties as are required of him or her from time to time by the Board of Directors. The Board of Directors may specify in a resolution or resolutions that the Chairman of the Board shall not be an officer of the Corporation. The offices of Chairman of the Board and President may be filled by the same individual.

     Section 5.4. President. Unless otherwise specified by the Board of Directors, the President shall be the Chief Executive Officer of the Corporation, shall be responsible for the general management of the affairs of the Corporation and shall perform all duties incidental to his or her office which may be required by law, and shall have such other powers and perform such other duties as are required of him or her from time to time by the Board of Directors. The President shall, in the absence of or because of the inability to act of the Chairman of the Board, perform all duties of the Chairman of the Board and preside at all meetings of stockholders and of the Board of Directors. The President may sign, alone or with the Secretary, or an Assistant Secretary, or any other proper officer of the Corporation authorized by the Board of Directors, certificates, contracts, and other instruments of the Corporation as authorized by the Board of Directors. He or she shall see that all orders and resolutions of the Board of Directors and of any committee thereof are carried into effect.

     Section 5.5. Vice Presidents. Each Vice President (including any Executive Vice Presidents and Senior Vice Presidents) shall perform such duties as shall be assigned by the Board of Directors, the Chairman of the Board or the President.

     Section 5.6. Secretary. The Secretary shall give, or cause to be given, notice of all meetings of stockholders and Directors and all other notices required by law or by these Bylaws and in case of his or her absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the Chairman of the Board or the President, or by the Board of Directors, upon whose request the meeting is called as provided in these Bylaws. He or she shall record all the proceedings of the meetings of the Board of Directors, any committees thereof and the stockholders of the Corporation in a book to be kept for that purpose, and shall perform such other duties as may be assigned to him or her by the Board of Directors, the Chairman of the Board or the President. He or she shall have the custody of the seal of the corporation and shall affix the same to all instruments requiring it, when authorized by the Board of

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Directors, the Chairman of the Board or the President, and attest to the same.
Any or all of the duties of the Secretary may be delegated to one or more Assistant Secretaries.

     Section 5.7. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate account of receipts and disbursement in books belonging to the Corporation. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, the Chairman of the Board, or the President, taking proper vouchers for such disbursements. The Treasurer shall render to the Chairman of the Board, the President and the Board of Directors, whenever requested, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond for the faithful discharge of his or her duties in such amount and with such surety as the Board of Directors shall prescribe. Any or all of the duties of the Treasurer may be delegated to one or more Assistant Treasurers.

     Section 5.8. Compensation. The compensation of the officers of the Corporation shall be fixed, from time to time, by the Board of Directors.

     Section 5.9. Vacancies. In case any office becomes vacant by death, resignation, retirement, disqualification, removal from office, or any other cause, the Board of Directors may abolish the office (except that of President, Secretary and Treasurer) or elect an officer to fill such vacancy.

                                   ARTICLE VI

                        STOCK CERTIFICATES AND TRANSFERS

     Section 6.1. Stock Certificates and Transfers. (A) The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the appropriate officers of the Corporation may from time to time prescribe; provided, however, the Board of Directors may provide by resolution that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. The shares of the stock of the Corporation shall be transferred on the books of the Corporation by the holder thereof in person or by his attorney, upon surrender for cancellation of certificates for the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require.

          (B) The certificates of stock shall be signed, countersigned and registered in such manner as the Board of Directors may by resolution prescribe, which resolution may permit all or any of the signatures on such certificates to be in facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

                                  ARTICLE VII

                            MISCELLANEOUS PROVISIONS

     Section 7.1. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December of each year.

     Section 7.2. Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Restated Certificate of Incorporation.

     Section 7.3. Seal. The corporate seal may bear in the center the emblem of some object, and shall have inscribed thereunder the words "Corporate Seal" and around the margin thereof the words "Travelocity.Com, Inc. -- Delaware 199 ".
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     Section 7.4. Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the General Corporation Law of the State of Delaware, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of any annual or special meeting of the stockholders of the Board of Directors need be specified in any waiver of notice of such meeting.

     Section 7.5. Audits. The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant selected by the Board of Directors, and it shall be the duty of the Board of Directors to cause such audit to be made annually.

     Section 7.6. Resignations. Any director or any officer, whether elected or appointed, may resign at any time by serving written notice of such resignation on the Chairman of the Board, the President or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the President, or the Secretary, or at such later date as is stated therein. No formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.

     Section 7.7. Indemnification and Insurance.

          (A) Generally. (1) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to serve as a director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity.

             (2) The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that be or she as or was or has agreed to serve at the request of the Corporation as an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity.

             (3) The indemnification provided by this Subsection (A) shall be from and against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, but shall only be provided if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action, suit or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

             (4) Notwithstanding the foregoing provisions of this Subsection
        (A), in the case of an action or suit by or in the right of the Corporation to procure a judgment in its favor (a) the indemnification provided by this subsection (A) shall be limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (b) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

             (5) The Board of Directors (by resolution passed by a majority of the Board of Directors), the Chairman of the Board, the President or the Secretary shall have the authority to determine whether a person is or was serving or has agreed to serve at the request of the Corporation (a) as a director or officer of the Corporation or another corporation, partnership, joint venture, trust or other enterprise, or (b) as an employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise. If the Board of Directors (by resolution passed by a majority of the Board of Directors), the Chairman of the Board, the President or the Secretary determines that a person is not or was not serving or has not agreed to serve at the request of the Corporation in any capacity described in clause (a) or (b) of the preceding sentence, then such person shall not (unless otherwise ordered by a court) be entitled to indemnification under this Section 7.7.

             (6) The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

          (B) Successful Defense. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Subsection (A) hereof or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

          (C) Determination That Indemnification Is Proper. Any indemnification of a person entitled to indemnity under Subsection (A)(1) hereof shall (unless otherwise ordered by a court) be made by the Corporation unless a determination is made that indemnification of such person is not proper in the circumstances because he or she has not met the applicable standard of conduct set forth in Subsection (A)(3) hereof. Any indemnification of a person entitled to indemnity under Subsection (A)(2) hereof may (unless otherwise ordered by a court) be made by the Corporation upon a determination that indemnification of such person is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Subsection (A)(3) hereof. Any such determination shall be made
     (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even if less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

          (D) Advance Payment of Expenses. Expenses (including attorneys' fees) incurred by a director or officer in defending a civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this Section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate. The Board of Directors may authorize the Corporation's counsel to represent a director, officer, employee or agent in any action, suit or proceeding, whether or not the Corporation is a party to such action, suit or proceeding.

          (E) Procedure for Indemnification of Required Indemnitees. Any indemnification of a person the Corporation is required to indemnify under Subsection (A) hereof, or advance of costs, charges and expenses of a person the Corporation is required to pay under Subsection (D) hereof, shall be made promptly, and in any event within 60 days, upon the written request of such person. If the Corporation fails to respond within 60 days then the request for indemnification shall be deemed to be approved. The right to indemnification or advances as granted by this Section shall be enforceable by the person the Corporation is required to indemnify under Subsection (A) hereof in any court of competent jurisdiction if the Corporation denies such request, in whole or in part. Such person's costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of costs, charges and expenses under Subsection (D) hereof where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in Subsection (A) hereof, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel, and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Subsection (A) hereof, nor the fact that there has been an actual determination by the Corporation (including its Board of Directors, its independent legal counsel, and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

          (F) Survival; Preservation of Other Rights. The foregoing indemnification provisions shall be deemed to be a contract between the Corporation and each director, officer, employee and agent who serves in such capacity at any time while these provisions as well as the relevant provisions of the General Corporation Law of the State of Delaware are in effect and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or previously existing or any action, suit, or proceeding previously or thereafter brought or threatened based in whole or in part upon any such state of facts. Such a "contract right" may not be modified retroactively without the consent of such director, officer, employee or agent.

          The indemnification provided by this Section 7.7 shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

          (G) Insurance. The Corporation shall purchase and maintain insurance on behalf of any person who is or was or has agreed to serve at the request of the Corporation as a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against, and incurred by, him or her or on his or her behalf in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Section 7.7; provided, however, that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the entire Board of Directors.

          (H) Savings Clause. If this Section 7.7 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director or officer and may indemnify each employee or agent of the Corporation as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Section 7.7 that shall not have been invalidated and to the full extent permitted by applicable law.

                                  ARTICLE VIII

                                   AMENDMENTS

     Section 8.1. Amendments. These Bylaws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or of the stockholders, so long as notice of the proposed change was given in the notice of the meeting and, in the case of a meeting of the Board of Directors, in a notice given no less than twenty-four hours prior to the meeting; provided, however, that, in the case of amendments by stockholders, notwithstanding any other provisions of these Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of stock required by law, the Restated Certificate of Incorporation or these Bylaws, effective as of the Trigger Date, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to alter, amend or repeal any provision of these Bylaws.

                                                                         ANNEX F

                              AMENDED AND RESTATED
                        AGREEMENT OF LIMITED PARTNERSHIP
                                       OF

                               TRAVELOCITY.COM LP
                         A DELAWARE LIMITED PARTNERSHIP

                       DATED AS OF                , 2000

                               TABLE OF CONTENTS

ARTICLE I -- Certain Definitions............................    F-4
  1.1  Definitions..........................................    F-4
  1.2  Accounting Terms and Determinations..................    F-9
  1.3  Directly or Indirectly; Without Limitation...........    F-9
  1.4  References...........................................    F-9
ARTICLE II -- Organization..................................    F-9
  2.1  Organization.........................................    F-9
  2.2  Name.................................................    F-9
  2.3  Registered Office; Registered Agent; Principal Office
       in the United States; Other Offices..................    F-9
  2.4  Term.................................................    F-9
ARTICLE III -- Purpose and Powers...........................   F-10
  3.1  Purpose..............................................   F-10
  3.2  Powers...............................................   F-10
  3.3  Other Authority......................................   F-10
ARTICLE IV -- Capital Contributions and Issuances of
       Partnership Units....................................   F-10
  4.1  Capital Contributions................................   F-10
  4.2  Additional Capital Contributions.....................   F-11
  4.3  Return of Contributions..............................   F-11
  4.4  Advances by Partners.................................   F-11
  4.5  No Preemptive Rights.................................   F-11
  4.6  Other Contribution Provisions........................   F-11
  4.7  Additional Contributions by Travelocity.com;
       Relationship of Travelocity.com Shares to Partnership
       Units................................................   F-11
  4.8  Incentive Plans; Management Services Agreement;
       Registered and Private Offerings.....................   F-12
  4.9  Additional Contributions by Travelocity Holdings.....   F-12
  4.10 Splits and Reclassifications.........................   F-13
ARTICLE V -- Capital Accounts, Allocations and
       Distributions........................................   F-13
  5.1  Capital Accounts.....................................   F-13
  5.2  Allocation of Net Profit or Net Loss.................   F-14
  5.3  Additional Allocations...............................   F-15
  5.4  Allocations for Tax Purposes.........................   F-15
  5.5  Distributions........................................   F-15
  5.6  Tax Distributions....................................   F-16
  5.7  Withholding..........................................   F-16
ARTICLE VI -- Management....................................   F-17
  6.1  Management by Board of Directors.....................   F-17
  6.2  Composition of Board of Directors....................   F-17
  6.3  Board of Directors -- Manner of Acting...............   F-18
  6.4  Compensation of Directors............................   F-19
  6.5  Officers.............................................   F-19
  6.6  Business Opportunities...............................   F-19
  6.7  Related Transactions.................................   F-22
  6.8  Approval by Independent Director.....................   F-24
  6.9  Certificate of Limited Partnership...................   F-24
  6.10 Title to Partnership Assets..........................   F-24
  6.11 Reimbursement of Travelocity.com Partner.............   F-24
  6.12 Liability of the General Partners....................   F-24
  6.13 Other Matters Concerning the General Partners........   F-25
  6.14 Rights and Obligations of Limited Partners...........   F-25

ARTICLE VII -- Transfer Restrictions; Exchange Right........   F-25
  7.1  Transfer Restrictions................................   F-25
  7.2  Permitted Transfers..................................   F-25
  7.3  Exchange Right.......................................   F-26
ARTICLE VIII -- Limited Liability; Indemnification..........   F-27
  8.1  Limited Liability....................................   F-27
  8.2  Indemnification......................................   F-27
  8.3  Contribution.........................................   F-28
  8.4  Tax/ERISA Indemnity..................................   F-29
ARTICLE IX -- Taxes.........................................   F-29
  9.1  Tax Matters Partner; Tax Returns.....................   F-29
  9.2  Partnership Status...................................   F-29
  9.3  Fiscal Year..........................................   F-29
ARTICLE X -- Books, Records and Bank Accounts...............   F-30
  10.1  Maintenance of Books................................   F-30
  10.2  Accounting Principles...............................   F-30
  10.3  Bank Accounts.......................................   F-30
  10.4  Tax Information.....................................   F-30
  10.5  Public Filings......................................   F-30
ARTICLE XI -- Admission of Partners; Withdrawal.............   F-30
  11.1  Substitution of Partners............................   F-30
  11.2  Admission of Additional Partners....................   F-30
  11.3  Withdrawal..........................................   F-31
ARTICLE XII -- Dissolution, Liquidation and Termination.....   F-31
  12.1  Dissolution.........................................   F-31
  12.2  Liquidation and Termination.........................   F-31
  12.3  Distribution in Kind................................   F-32
  12.4  Deficit Capital Accounts............................   F-32
  12.5  Cancellation of Filings.............................   F-32
ARTICLE XIII -- GENERAL PROVISIONS..........................   F-32
  13.1  Representations and Warranties of Partners..........   F-32
  13.2  Offset..............................................   F-33
  13.3  Notices.............................................   F-33
  13.4  Entire Agreement; Waivers and Modifications.........   F-33
  13.5  No Third-Party Beneficiaries........................   F-34
  13.6  Governing Law.......................................   F-34
  13.7  Further Assurances..................................   F-34
  13.8  Waiver of Certain Rights............................   F-34
  13.9  Severability........................................   F-34
  13.10 Successors and Assigns..............................   F-34
  13.11 Specific Performance................................   F-34
  13.12 Interpretation of Agreement.........................   F-34
  13.13 Multiple Counterparts...............................   F-34
Exhibit A -- Partnership Interests
Exhibit 2.1
Form of Certificate of Limited Partnership of Travelocity LP
Schedule 6.2
Board of Directors

                              AMENDED AND RESTATED
                        AGREEMENT OF LIMITED PARTNERSHIP
                             OF TRAVELOCITY.COM LP

     THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP of Travelocity.com LP (the "Agreement") is made and entered into, effective as of
                      , 2000, by and among Travelocity.com Inc., a Delaware corporation ("Travelocity.com"), Travelocity.com LP Sub Inc., a Delaware corporation ("Travelocity.com LP Sub"), Travelocity Holdings, Inc., a Delaware corporation ("Travelocity Holdings"), TSGL Holding, Inc., a Delaware corporation ("TSGL Holding"), and Sabre, Inc., a Delaware corporation ("Sabre").

     WHEREAS, on             , 1999, certain of the Partners entered into an
Agreement of Limited Partnership of Travelocity.com LP (the "Original Partnership Agreement") and formed the Partnership as a limited partnership under the Act by filing a certificate of limited partnership with the Secretary of State of the State of Delaware;

     WHEREAS, on             , 1999, Sabre, Travelocity Holdings,
Travelocity.com, and Preview Travel, Inc., a Delaware corporation ("Preview"), entered into an Agreement and Plan of Merger, which provided for, among other things, (i) the merger of Preview with and into Travelocity.com (the "Merger"),
(ii) the transfer of the Travelocity Business to the Partnership to be effected by Sabre or its subsidiaries or affiliates immediately prior to the Effective Time of the Merger, and (iii) the transfer of the Preview business to the Partnership to be effected by the surviving corporation immediately after the Effective Time of the Merger, in each case on conditions set forth or referred to in the Merger Agreement;

     WHEREAS, on             , 2000, immediately prior to the Effective Time of
the Merger, (i) Sabre and the Partnership entered into the Sabre Contribution Agreement, (ii) TSGL Holding and the Partnership entered into the TSGL Contribution Agreement, and (iii) the Original Partnership Agreement was amended to reflect the capital contributions made pursuant to the Sabre Contribution Agreement and the TSGL Contribution Agreement and the issuance of Partnership Units in respect of those contributions;

     WHEREAS, on             , 2000, the Merger became effective;

     WHEREAS, on             , 2000, immediately after the Effective Time of the
Merger, Travelocity.com and the Partnership entered into the Travelocity.com Contribution Agreement; and

     WHEREAS, in order to reflect the capital contribution made pursuant to the Travelocity.com Contribution Agreement and the issuance of additional Partnership Units to Travelocity.com in respect of that contribution and to set forth the terms and conditions which will govern the relative rights and obligations of the Partners, the parties hereto desire to amend and restate the Partnership Agreement in its entirety.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and the sufficiency of which are hereby acknowledged, the parties hereto hereby agree that the Original Partnership Agreement, as previously amended, is hereby amended and restated:

                                   ARTICLE I

                              CERTAIN DEFINITIONS

     1.1 Definitions. As used herein, the following terms shall have the respective meanings set forth below:

     "Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. sec.17-101, et seq. as amended from time to time, and any successor statute.

     "Adjusted Capital Account" of a Partner means such Partner's Capital Account increased by such Partner's share of partner nonrecourse debt minimum gain and partnership minimum gain as defined in Treas. Reg. sec. 1.704-2.

     "Affiliate" means with respect to a specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified.

     "Ancillary Agreements" has the meaning set forth in the Merger Agreement.

     "Aries" means Aries Corp., a Delaware corporation.

     "Available Cash" means, at any specified time, (x) the sum of all cash receipts of the Partnership prior to such time from any and all sources, less
(y) all cash disbursements (including all distributions made to Partners, cash payments made by the Partnership and its Subsidiaries pursuant to the Management Services Agreement, payment of fees and expenses of Travelocity.com, loan repayments, capital improvements and replacements) prior to such time and the amount of Reserves at such time.

     "Board of Directors" has the meaning set forth in Section 6.1(a).

     "Business" means the business of (a) providing consumer-direct travel content and travel reservation services and other related goods and services through an internet web site or web sites, online, wireless, cable or other consumer-direct services and (b) entering into any lawful transaction and engaging in any lawful activities in furtherance of the foregoing purposes and as may be necessary, incidental or convenient to carry out the business of the Partnership as contemplated by this Agreement.

     "Business Day" means any day other than a Saturday, a Sunday or a holiday on which national banking associations in New York or Texas are required or permitted by law to be closed.

     "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.1, including all additions and subtractions thereto pursuant to this Agreement.

     "Capital Contribution" means, with respect to any Partner, the amount of any money and the fair market value of any property (net of any liability secured by such property that the Partnership is considered to assume or take subject to under sec. 752 of the Code) contributed by such Partner to the Partnership.

     "Carrying Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

          (i) the Carrying Value of any asset contributed or deemed contributed by a Partner to the Partnership shall be the gross fair market value of such asset at the time of contribution as reasonably determined by agreement of the Partners or by the Board of Directors;

          (ii) the Carrying Value of any asset distributed or deemed distributed by the Partnership to any Partner shall be adjusted immediately prior to such distribution to equal its gross fair market value at such time as reasonably determined by the Board of Directors;

          (iii) the Carrying Value of all Partnership assets may be adjusted to equal their respective gross fair market values, as reasonably determined by the Tax Matters Partner as of:

             (1) the date of the acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for a contribution to the capital of the Partnership; or

             (2) upon the liquidation of the Partnership, or the distribution by the Partnership to a retiring or continuing Partner of money or other Partnership property in reduction of such Partner's interest in the Partnership;

          (iv) any adjustments to the adjusted basis of any asset of the Partnership pursuant to sec.sec. 734 or 743 of the Code shall be taken into account in determining such asset's Carrying Value in a manner consistent with Treas. Reg. sec. 1.704-1(b)(2)(iv)(m); and

          (v) if the Carrying Value of an asset has been determined pursuant to clauses (i) through (iv) above, such Carrying Value shall thereafter be adjusted in the same manner as would the asset's adjusted tax basis for federal income tax purposes, except that depreciation and amortization deductions shall be computed based on the asset's Carrying Value as so determined, and not on the asset's adjusted tax basis; provided, that if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the Tax Matters Partner may adopt.

     "Certificate" means the Certificate of Limited Partnership relating to the Partnership filed in the office of the Secretary of State, as amended or restated from time to time in accordance with the terms of the Act.

     "Code" means the Internal Revenue Code of 1986, as amended from time to time.

     "Control, controls or controlling" means the possession, directly or indirectly, through one or more intermediaries, of the power or authority, through ownership of voting securities, as manager, general partner, trustee or executor, by contract or otherwise, to direct the management, activities or policies of a Person.

     "Debt" means, as to any Person, as of any date of determination, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services; (ii) all amounts owed by such Person to banks or other Persons in respect of reimbursement obligations under letters of credit, surety bonds and other similar instruments guaranteeing payment or other performance of obligations by such Person; (iii) all indebtedness for borrowed money or for the deferred purchase price of property or services secured by any lien on any property owned by such Person, to the extent attributable to such Person's interest in such property, even though such Person has not assumed or become liable for the payment thereof; and (iv) obligations of such Person incurred in connection with a lease which, in accordance with generally accepted accounting principles, should be capitalized.

     "Directors" has the meaning set forth in Section 6.2(a).

     "Dispose, Disposing or Disposition" means a sale, lease, assignment, transfer, exchange, mortgage, pledge, grant of a security interest or other disposition or encumbrance (including by operation of law) or the acts thereof.

     "Effective Time" has the meaning set forth in the Merger Agreement.

     "Equity Award" means any compensatory stock option, stock appreciation right, stock award, restricted stock award or other or similar right to receive Travelocity.com Shares.

     "Existing Tax Benefit" means the actual tax benefit realized by Travelocity.com, individually or on a consolidated basis, from net operating loss deductions to which Travelocity.com succeeded by operation of law pursuant to the Merger.

     "Financial Statements" means the annual financial statements of the Partnership.

     "Fiscal Year" means each of the taxable years of the Partnership, as described in Section 9.3.

     "Future Tax Benefit" means the actual tax benefit realized by Travelocity.com, individually or on a consolidated basis, from having negative taxable income after the date hereof (excluding for these purposes net operating loss deductions to which Travelocity.com succeeded by operation of law pursuant to the Merger).

     "GAAP" means generally accepted accounting principles consistently applied.

     "General Partners" means Travelocity.com, Travelocity Holdings, and any other Person admitted to the Partnership as a general partner of the Partnership pursuant to this Agreement (so long as each of the foregoing owns any Partnership Units); reference to a "General Partner" shall refer to any one of the General Partners.

     "General Partner Interest" means a Partnership Interest of a General Partner that is held in its capacity as a General Partner.

     "Incentive Plan" means any incentive compensation plan adopted by the Partnership or Travelocity.com and approved by the Board of Directors.

     "Limited Partner" means Travelocity.com LP Sub, TSGL Holding, Sabre, any Person whose interest in the Partnership is converted from a General Partner Interest to a Limited Partner Interest in accordance with this Agreement, and any other Person admitted to the Partnership as a limited partner of the Partnership pursuant to this Agreement (so long as each of the foregoing owns any Partnership Units); reference to a "Limited Partner" shall refer to any one of the Limited Partners.

     "Limited Partner Interest" means a Partnership Interest of a Limited Partner that is held in its capacity as a Limited Partner.

     "Liquidator" means Travelocity Holdings or one or more persons appointed by Travelocity Holdings to wind up the affairs of the Partnership and make final distributions to Partners upon the dissolution of the Partnership as provided in
Section 12.2.

     "Management Services Agreement" means the Management Services Agreement, dated the date hereof, between the Partnership and Travelocity Holdings, as the same may be modified, amended or supplemented from time to time.

     "Merger" has the meaning set forth in the Merger Agreement.

     "Merger Agreement" means the Agreement and Plan of Merger dated as of
October   , 1999, by and among Sabre, Travelocity Holdings, Travelocity.com and
Preview.

     "Net Profit" and "Net Loss" mean, respectively, for any period, the taxable income and taxable loss of the Partnership for the period as determined for federal income tax purposes, provided that for purpose of determining Net Profit and Net Loss and each item thereof (and not for income tax purposes) (i) there shall be taken into account any tax exempt income of the Partnership; (ii) any expenditures of the Partnership which are described in sec. 705(a)(2)(B) of the Code or which are deemed to be described in sec. 705(a)(2)(B) of the Code pursuant to Treasury Regulations under sec. 704(b) of the Code shall be treated as deductible expenses; (iii) if any Partnership asset has a Carrying Value which differs from its adjusted tax basis as determined for federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be computed based upon the asset's Carrying Value rather than its adjusted tax basis; (iv) items of gross income or deduction allocated pursuant to Section 5.3 shall be excluded from the computation of Net Profit and Net Loss; (v) there shall be taken into account any separately stated items under sec. 702(a) of the Code; and (vi) if the Carrying Value of any Partnership asset is adjusted pursuant to the definition thereof, the amount of such adjustment shall be taken into account in the taxable year of adjustment as gain or loss from the disposition of such asset for purposes of computing Net Profits and Net Losses.

     "Partners" means the General Partners and the Limited Partners; reference to a "Partner" shall refer to any one of the Partners. As the context may require, in connection with the allocation of any item of income, gain, loss, deduction, profit or distribution, but not otherwise, the term "Partner" shall include unadmitted transferees of Partners who are treated as partners of the Partnership for federal income tax purposes.

     "Partnership" means Travelocity.com LP, a Delaware limited partnership.

     "Partnership Interest" means an interest of a Limited Partner or a General Partner in the Partnership and includes any and all benefits to which the holder of such a Partnership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Partnership Interest may be expressed as a number of Partnership Units.

     "Partnership Unit" means the equal units into which the Partnership Interests of all Partners issued pursuant to Article IV are divided and includes any class or series of Partnership Units established after
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the date hereof. The ownership of Partnership Units shall be evidenced by such form of certificate for Partnership Units as the Board of Directors may adopt from time to time unless the Board of Directors determines that the Partnership Units shall be uncertificated securities. The number of Partnership Units outstanding and the Percentage Interests in the Partnership represented by such Partnership Units are set forth in Exhibit A, as such Exhibit may be amended from time to time.

     "Percentage Interest" means the quotient, expressed as a percentage, determined from time to time by dividing the number of Partnership Units held by such Partner at that time by the aggregate number of Partnership Units then outstanding.

     "Person" means any natural person, corporation, limited liability company, partnership, limited partnership, venture, trust, estate, association, governmental entity or other individual or entity.

     "Reserves" means funds set aside by the Board of Directors in consultation with Travelocity Holdings (acting as manager under the Management Services Agreement) and based on the operating budget prepared by Travelocity Holdings (acting as manager under the Management Services Agreement) for working capital and the payment of taxes, insurance, debt service, repairs, replacements, renewals, or other costs or expenses incident to the business of the Partnership.

     "Sabre Holdings" means Sabre Holdings Corporation.

     "Sabre Contribution Agreement" means the Bill of Contribution, Assignment and Assumption Agreement, dated the date hereof, between Sabre and the Partnership.

     "Secretary of State" means the Secretary of State of the State of Delaware.

     "Subsidiary" or "Subsidiaries" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated,
(i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partner interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

     "Supermajority Vote" means the affirmative vote or consent of a majority of the members of the Board of Directors, including at least one Travelocity.com Director and at least one Travelocity Holdings Director.

     "Tax Benefit" means the Existing Tax Benefit and the Future Tax Benefit, collectively.

     "Tax Matters Partner" has the meaning set forth in Section 9.1(a).

     "Taxable Period" means each period which starts on the first day of a Partnership fiscal year and ends on the last day of a Partnership fiscal year except where the Partnership has dissolved pursuant to the terms set forth in
Article XII of this Agreement.

     "Travelocity Holdings Directors" has the meaning set forth in Section
6.2(a).

     "Travelocity Holdings Partners" means Travelocity Holdings, TSGL Holding, and Sabre; reference to a Travelocity Holdings Partner shall refer to any one of the Travelocity Holdings Partners.

     "Travelocity.com Class B Shares" means shares of Class B Common Stock, par value $.01 per share, of Travelocity.com.

     "Travelocity.com Contribution Agreement" means the Bill of Contribution, Assignment and Assumption Agreement, dated the date hereof, between Travelocity.com and the Partnership.

     "Travelocity.com Directors" has the meaning set forth in Section 6.2 (a).

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     "Travelocity.com Partners" means Travelocity.com and Travelocity.com LP
Sub; reference to a Travelocity.com Partner shall refer to any one of the Travelocity.com Partners.

     "Travelocity.com Preferred Shares" means shares of preferred stock, par value $.01 per share, of Travelocity.com.

     "Travelocity.com Shares" means shares of common stock, par value $.01 per share, of Travelocity.com.

     "TSGL Contribution Agreement" means the Bill of Contribution, Assignment and Assumption Agreement, dated the date hereof, between TSGL Holding and the Partnership.

     1.2 Accounting Terms and Determinations. All accounting terms used herein and not otherwise defined shall have the meanings accorded to them in accordance with GAAP, and, except as expressly provided herein, all accounting determinations shall be made in accordance with GAAP, consistently applied.

     1.3 Directly or Indirectly; Without Limitation. Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person, including actions taken by or on behalf of any Affiliate of such Person. Throughout this Agreement, the term "including" and words to the same or similar effect shall be interpreted and construed to mean "including without limitation."

     1.4 References. All references herein to one gender shall include the other and the singular shall include the plural and vice versa as appropriate. Unless otherwise expressly provided, all references to "Articles" or "Sections" are to Articles or Sections of this Agreement and all references to "Exhibits" or "Schedules" are to the exhibits and schedules attached hereto, each of which is made a part hereof for all purposes.

                                   ARTICLE II

                                  ORGANIZATION

     2.1 Organization. Upon the execution of this Agreement, the parties shall cause the Partnership to be continued as a Delaware limited partnership by the filing of the Certificate, substantially in the form of Exhibit 2.1, in the office of the Secretary of State under and pursuant to the Act.

     2.2 Name. The name of the Partnership is "Travelocity.com LP" and all Partnership business shall be conducted under that name or such other name or names as the Board of Directors may determine from time to time.

     2.3 Registered Office; Registered Agent; Principal Office in the United States; Other Offices. The registered office of the Partnership in the State of Delaware shall be the initial registered office designated in the Certificate or such other office (which need not be a place of business of the Partnership) as the Board of Directors may designate from time to time in the manner provided by law. The registered agent of the Partnership in the State of Delaware shall be the initial registered agent designated in the Certificate or such other Person or Persons as the Board of Directors may designate from time to time in the manner provided by law. The principal office of the Partnership in the United States of America shall be in such place (which need not be within the State of Delaware) as the Board of Directors may designate from time to time. The Partnership shall have such other offices (which need not be within the State of Delaware) as the Board of Directors may determine to be appropriate.

     2.4 Term. The Partnership shall commence on the date the Certificate is filed with the Secretary of State and shall continue in existence until December 31, 2099, unless earlier dissolved pursuant to Section 12.1 or as otherwise provided by law.

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                                  ARTICLE III

                               PURPOSE AND POWERS

     3.1 Purpose. The nature of the business or purposes to be conducted or promoted by the Partnership is to engage in any lawful act or activity for which limited partnerships may be formed under the Act.

     3.2 Powers. The Partnership is empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described herein and for the protection and benefit of the Partnership, including, without limitation, full power and authority, directly or through its ownership interest in other entities, to enter into, perform and carry out contracts of any kind, borrow money and issue evidences of indebtedness, whether or not secured by mortgage, deed of trust, pledge or other lien, acquire, own, manage, improve and develop real property, and lease, sell, transfer and dispose of real property.

     3.3 Other Authority. Notwithstanding anything to the contrary contained in this Agreement, the Partnership shall have the authority to enter into, deliver and perform the Ancillary Agreements and any amendments to the Ancillary Agreements.

                                   ARTICLE IV

            CAPITAL CONTRIBUTIONS AND ISSUANCES OF PARTNERSHIP UNITS

     4.1  Capital Contributions.

          (a) Immediately prior to the Effective Time of the Merger, TSGL Holding contributed to the capital of the Partnership its entire right, title and interest in the assets, properties and rights listed in Section 2
     of the TSGL Contribution Agreement in exchange for [          ] Partnership
     Units. The Partners agree that for purposes of Section 5.1, the net fair market value of the assets, properties and rights contributed by TSGL
     Holding shall be $          .

          (b) Immediately prior to the Effective Time of the Merger, Sabre contributed to the capital of the Partnership its entire right, title and interest in the assets, properties and rights listed in Section 2 of the
     Sabre Contribution Agreement in exchange for [          ] Partnership Units
     to be issued to Sabre, [          ] Partnership Units to be issued at
     Sabre's direction to Travelocity Holdings, and [          ] Partnership
     Units to be issued at Sabre's direction to Travelocity.com. The Partners agree that for purposes of Section 5.1, the net fair market value of the
     assets, properties and rights contributed by Sabre shall be $     .

          (c) Immediately after the Effective Time of the Merger, (i) Travelocity.com for itself and on behalf of Travelocity.com LP Sub shall contribute, grant, convey, transfer, assign, set over and deliver to the capital of the Partnership its entire right, title and interest in the assets, properties and rights listed in Section 2 of the Travelocity.com Contribution Agreement and (ii) Travelocity.com and Travelocity.com LP Sub agree to make additional capital contributions equal to the Tax Benefit (to be paid from time to time as and to the extent the Tax Benefit is actually realized by Travelocity.com), and Travelocity.com agrees to cause
     Travelocity.com LP Sub to agree to the same, in exchange for [          ]
     Partnership Units to be issued to Travelocity.com and [          ]
     Partnership Units to be issued to Travelocity.com LP Sub. The Partners agree that for purposes of Section 5.1, the net fair market value of the assets contributed or to be contributed by Travelocity.com for itself and on behalf of Travelocity.com LP Sub (including the present value of the expected Existing Tax Benefit but excluding the Future Tax Benefit) shall
     be $     and $     , respectively, and that the Capital Accounts of
     Travelocity.com and Travelocity.com LP Sub, respectively, shall not be further increased as a result of the actual payment of the Existing Tax Benefit amount; but, shall be further increased as a result of the actual payment of the Future Tax Benefit. In connection with any cash contribution by Travelocity.com or Travelocity.com LP Sub, respectively, pursuant to
     Section 4.1(c)(ii) in so far as it relates to the Existing Tax Benefit, the
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     Carrying Value of the other non-cash assets previously contributed by
     Travelocity.com by itself or on behalf of Travelocity.com LP Sub, shall be reduced by the amount of such cash contribution so that the Adjusted Capital Account of Travelocity.com or Travelocity.com LP Sub, respectively, is unchanged as a result of such contribution.

     4.2  Additional Capital Contributions.

          (a) Persons hereafter admitted as Partners shall make such contributions of cash (or promissory obligations), property or services to the Partnership as shall be determined by the Board of Directors, at the time of such admission.

          (b) Except as may be required by law or as specifically provided herein, no Partner shall have any obligation to make any further Capital Contribution to the Partnership.

     4.3 Return of Contributions. A Partner is not entitled (except as otherwise expressly provided by other provisions of this Agreement) to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Partnership or of the other Partners. A Partner is not required to contribute or to lend any cash or property to the Partnership to enable the Partnership to return any other Partners' Capital Contributions.

     4.4 Advances by Partners. Except as approved by a Supermajority Vote, or otherwise provided for specifically herein, no Partner may advance any money or other property to, or contribute any money or property to, the Partnership.

     4.5 No Preemptive Rights. Except as provided in this Article IV, no Person shall have any preemptive, preferential or other similar right with respect to
(i) additional Capital Contributions or loans to the Partnership; or (ii) the issuance or sale of any Partnership Units or other Partnership Interests.

     4.6 Other Contribution Provisions. If any Partner is admitted to the Partnership and is given a Capital Account in exchange for services rendered to the Partnership or to the General Partner on behalf of the Partnership, such transaction shall be treated by the Partnership and the affected Partner as if the Partnership had compensated such Partner in cash, and the Partner had contributed such cash to the capital of the Partnership.

     4.7 Additional Contributions by Travelocity.com; Relationship of Travelocity.com Shares to Partnership Units.

          (a) Issuances of Travelocity.com Shares. Travelocity.com shall not issue any additional Travelocity.com Shares (other than Travelocity.com Shares issued pursuant to Section 7.3 hereof, pursuant to an Incentive Plan, or pursuant to a combination or subdivision of shares as described in
     Section 4.10), or other equity securities unless:

             (i) Travelocity.com transfers to the Partnership, as an additional Capital Contribution, the proceeds from the grant, award, or issuance of such additional Travelocity.com Shares or other equity securities, as the case may be, or from the exercise of rights contained in such additional Travelocity.com Shares or other equity securities, as the case may be; and

             (ii) the Partnership issues to Travelocity.com Partnership Units or rights, options, warrants or convertible or exchangeable securities of the Partnership having designations, preferences and other rights, all such that the economic interests are substantially the same as those of such additional Travelocity.com Shares or other equity securities, as the case may be.

          (b) Acquisition of Travelocity.com Shares by Travelocity.com. If Travelocity.com acquires Travelocity.com Shares for any reason and in any manner, then (i) the Travelocity.com Shares so acquired shall be cancelled,
     (ii) the Partnership shall pay to Travelocity.com an amount equal to the amount, if any, paid by Travelocity.com to acquire the shares, and (iii) Travelocity.com shall

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     surrender to the Partnership for cancellation that number of Partnership
     Units held by Travelocity.com equal to the number of Travelocity.com Shares so acquired.

          (c) Acquisition of Travelocity.com Shares by the Partnership. Except as provided in Section 4.8, if the Partnership acquires Travelocity.com Shares for any reason and in any manner, then (i) the Partnership shall transfer such shares to Travelocity.com for cancellation and, (ii) in exchange Travelocity.com shall surrender an equal number of Partnership Units to the Partnership for cancellation.

     4.8  Incentive Plans; Management Services Agreement.

          (a) Subject to Section 4.8(b), at any time Travelocity.com issues Travelocity.com Shares pursuant to an Incentive Plan (whether pursuant to an Equity Award or otherwise) to Partnership employees, the following shall occur:

             (i) Travelocity.com shall be deemed to contribute to the capital of the Partnership an amount of cash equal to the current market price of such Travelocity.com Shares on the date such shares are issued (or if earlier, the date the related option is exercised (if the Equity Award is a stock option));

             (ii) the Partnership shall be deemed to purchase such Travelocity.com Shares from Travelocity.com for an amount of cash equal to the amount of cash deemed contributed by Travelocity.com to the Partnership in clause (i) above (and such share is deemed delivered to its owner under the Incentive Plan);

             (iii) the net proceeds actually received by Travelocity.com with respect to such share (including any amounts paid in respect of applicable withholding taxes), if any, shall be concurrently transferred to the Partnership (and such net proceeds so transferred shall not constitute a Capital Contribution); and

             (iv) the Partnership shall issue to Travelocity.com that number of Partnership Units equal to the number of Travelocity.com Shares so issued.

          (b) At any time the Partnership becomes obligated to transfer Travelocity.com Shares (whether pursuant to an Equity Award or otherwise) to Travelocity Holdings pursuant to the Management Services Agreement, the following shall occur:

             (i) Travelocity.com shall be deemed to contribute to the capital of the Partnership an amount of cash equal to the current market price of such Travelocity.com Shares on the date such shares are issued (or if earlier, the date the related option is exercised (if the Equity Award is a stock option));

             (ii) the Partnership shall be deemed to purchase such Travelocity.com Shares from Travelocity.com for an amount of cash equal to the amount of cash deemed contributed by Travelocity.com to the Partnership in clause (i) above; and

             (iii) the Partnership shall issue to Travelocity.com that number of Partnership Units equal to the number of Travelocity.com Shares so transferred.

     4.9 Additional Contributions by Travelocity Holdings. If the Partnership issues additional Partnership Units to Travelocity.com for any reason other than pursuant to Section 4.8:

          (a) Travelocity Holdings shall have the right, but not the obligation, to contribute other property, if acceptable to the Board of Directors and subject to Section 6.7 hereof, or cash to the Partnership in an amount equal to the product obtained by multiplying:

             (i) the amount of cash or other property contributed by Travelocity.com to the Partnership in exchange for such Partnership Units, times

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             (ii) a fraction, the numerator of which shall be the aggregate
        Percentage Interest held by the Travelocity Holdings Partners and the denominator of which shall be the aggregate Percentage Interest held by the Travelocity.com Partners (in each case, determined immediately prior to the deemed contribution referred to in clause (i) above).

          (b) In exchange for any such contribution by Travelocity Holdings pursuant to Section 4.9(a), Travelocity Holdings shall receive that number of Partnership Units equal to the product obtained by multiplying:

             (i) the number of Partnership Units issued to Travelocity.com, times

             (ii) a fraction, the numerator of which shall be the aggregate Percentage Interest held by the Travelocity Holdings Partners and the denominator of which shall be the aggregate Percentage Interest held by the Travelocity.com Partners (in each case, determined immediately prior to the issuance of Partnership Units referred to in clause (i) above).

          (c) In connection with any additional capital contribution made in the form of property under this Section 4.9, such property shall be valued at its fair value as determined by a nationally recognized independent appraiser (including, without limitation, an investment banker, public accounting firm or other expert) selected by Travelocity Holdings and reasonably satisfactory to the Board of Directors.

     4.10 Splits and Reclassifications. The Partnership shall not in any manner subdivide (by any unit split, unit distribution, reclassification, recapitalization or otherwise) or combine (by reverse unit split, reclassification, recapitalization or otherwise) the outstanding Partnership Units unless Travelocity.com is subdividing or combining the Travelocity.com Shares, in which event the Partnership Units shall be combined or subdivided concurrently with, to the same extent as, and in the same manner as, the Travelocity.com Shares.

                                   ARTICLE V

                CAPITAL ACCOUNTS, ALLOCATIONS AND DISTRIBUTIONS

     5.1  Capital Accounts.

          (a) The Partnership shall maintain for each Partner owning a Partnership Interest a single, separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treas. Reg.
     sec. 1.704-1(b)(2)(iv). The initial Capital Account balance of each of the Partners shall be as set forth on Exhibit A.

          (b) Subject to rules of Treas. Reg. sec. 1.704-1(b)(2)(iv), the Capital Account of each Partner shall be increased by (i) except as otherwise provided in this Agreement, the amount of any money and the fair market value of any property (net of any liability secured by such property that the Partnership is considered to assume or take subject to under sec. 752 of the Code) contributed by such Partner to the Partnership, (ii) the Net Profit allocated to such Partner pursuant to Section 5.2, and (iii) the gross income allocated to such Partner pursuant to Section 5.3 of this Agreement.

          (c) The Capital Account of each Partner shall be reduced by (i) the amount of any distribution of cash or the fair market value of any property (net of any liability secured by such property that the Partner is considered to assume or take subject to sec. 752 of the Code) distributed to such Partner when such distribution is made, (ii) the Net Loss allocated to such Partner pursuant to Section 5.2, and (iii) any "partner non-recourse deductions" (as defined in Treas. Reg. sec. 1.704-2(i)) and any "non-recourse deductions" (as defined in Treas. Reg. sec. 1.704-2(b)) allocated to such Partner pursuant to Section 5.3 of this Agreement.

          (d) Except as otherwise provided in this Agreement, whenever it is necessary to determine the Capital Account of any Partner, the Capital Account of such Partner shall be determined after giving

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     effect to the allocations of Net Profit, Net Loss and other items realized prior or concurrently to such time (including, without limitation, any Net Profits and Net Losses attributable to adjustments to Carrying Values with respect to any concurrent distribution), and all contributions and distributions made prior or concurrently to the time as of which such determination is to be made.

          (e) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

          (f) Consistent with the provisions of Treas. Reg.
     sec. 1.704-1(b)(2)(iv)(f):

             (i) On an issuance of additional Partnership Units for cash or other property, the Capital Accounts of all Partners and the Carrying Value of all Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any unrealized appreciation or depreciation attributable to such Partnership property, as if such unrealized appreciation or depreciation had been recognized on an actual sale of such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section
        5.2. In determining such unrealized appreciation or depreciation , the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the Board of Directors using such reasonable method of valuation as it may adopt; provided, that the Board of Directors, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The Board of Directors shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its sole discretion to be reasonable) to arrive at a fair market value for individual properties.

             (ii) Immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of any portion of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of such Partnership property shall be adjusted upward or downward to reflect any unrealized appreciation or depreciation attributable to such Partnership property, as if such unrealized appreciation or depreciation had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 5.2. In determining such unrealized appreciation or depreciation, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the actual or deemed distribution shall be determined by the Board of Directors using such reasonable method of valuation as it may adopt; provided, that the Board of Directors, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time.

          (g) Capital Accounts shall be adjusted, in a manner consistent with this Article V, to reflect any adjustments in items of the Partnership's income, gain, loss or deduction that result from amended returns filed by the Partnership or pursuant to an agreement by the Partnership with the Internal Revenue Service or a final court decision.

     5.2  Allocation of Net Profit or Net Loss.

          (a) Net Profit for any Fiscal Year shall be allocated to the Partners as follows:

             (i) First, to each Partner to reverse any allocation of Net Loss to the Partner pursuant to the provisions in Section 5.2(b) (in reverse order to the order in which such Net Loss was allocated to the Partners), to the extent not previously reversed under this clause (i); and

             (ii) Second, pro-rata among the Partners in accordance with their Percentage Interests.

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          (b) Net Loss for any Fiscal Year shall be allocated to the Partners as follows:

             (i) First, among the Partners in proportion to their respective Percentage Interests, but only to the extent such amount when so allocated would not result in, or cause an increase in, a deficit balance in any Partner's Adjusted Capital Account;

             (ii) Second, to the Partners that (after the application of Section 5.2(b)(i)) do not have an Adjusted Capital Account with a deficit balance in accordance with their respective Percentage Interests; but only to the extent such amount when so allocated would not result in, or cause an increase in, a deficit balance in any Partner's Adjusted Capital Account. This Section 5.2(b)(ii) shall be applied, mutatis mutandis, until the allocation of Net Losses would cause each of the Partners to have an Adjusted Capital Account balance of zero;

             (iii) Third, once the Adjusted Capital Accounts of all Partners have been reduced to zero, to the Partners in such manner as they would bear the economic risk of loss with respect to such Net Losses within the meaning of Treas. Reg. sec. 1.752-2(b).

     5.3  Additional Allocations.

          (a) Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treas. Reg.
     sec. 1.704-2(i)), if any, of the Partnership shall be allocated to the Partner that bears the economic risk of loss within the meaning of Treas. Reg. sec. 1.704-2(i), and (ii) "nonrecourse deductions" (as defined in Treas. Reg. sec. 1.704-2(b)), if any, of the Partnership with respect to each period shall be allocated in the same proportion as Net Profits and Net Losses for such period.

          (b) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback" and "partner non-recourse debt minimum gain chargeback" provisions within the meaning of Treas. Reg. under sec. 704(b) of the Code. Accordingly, notwithstanding any other provision of this Agreement, items of gross income shall be allocated to the Partners on a priority basis to the extent and in the manner required by such provisions.

          (c) Any special allocation of items pursuant to Sections 5.3(a) and
     (b) shall be taken into account in computing subsequent allocations pursuant to Section 5.2 so that the cumulative net amount of all items allocated to each Partner shall, to the extent possible, be equal to the amount that would have been allocated to such Partner if there had never been any special allocation pursuant to Sections 5.3(a) and (b).

     5.4 Allocations for Tax Purposes. For income tax purposes only, (i) all items of income, gain, loss, deduction, and expense shall be allocated to the Partners in the same manner as the correlative items of "book" income, gain, loss, deduction, and expense are allocated pursuant to Sections 5.2 and 5.3 and
(ii) each tax credit shall be allocated to Partners in the same manner as the receipt or expenditure giving rise to such credit is allocated pursuant to Sections 5.2 and 5.3; provided, however, that in accordance with sec. 704(c) of the Code, the Treas. Reg. promulgated thereunder and Treas. Reg.
sec. 1.704-1(b)(4)(i), items of income, gain, loss, deduction, expense and credit with respect to any property whose Carrying Value differs from its adjusted basis for tax purposes shall, solely for income tax purposes, be allocated among the Partners so as to take account of both the amount and character of such variation, and the Tax Matters Partner may elect an appropriate method under sec. 704(c) of the Code and the U.S. Treasury Regulations promulgated thereunder; provided that the Tax Matters Partner shall give Travelocity.com an opportunity to comment on such method before the return is filed.

     5.5  Distributions.

          (a) Except as otherwise required by law or as provided in this Agreement, no Partner shall have any right to withdraw any portion of its Capital Account without the consent of all the other Partners.

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          (b) The Partnership shall distribute Available Cash or other property available to be distributed in-kind by the Partners to the Partners to each Partner in proportion to such Partner's Percentage Interest, at such times and in such amounts as the Board of Directors shall determine.

     5.6  Tax Distributions.

          (a) At least 10 days prior to any Estimated Tax Payment Date, the Partnership shall make a distribution to each Partner equal to the Estimated Tax Distribution for such date.

          (b) Within one hundred eighty (180) days after the end of each year, the Partnership shall provide to each Partner a report for the prior year computing for each Partner the amount by which the sum of the Estimated Tax Distributions for the prior year exceeds or falls short of the product of
     (i) the taxable income allocated to such Partner for such prior year, and
     (ii) the Applicable Tax Rate. An amount equal to any shortfall shall be distributed to such Partner with the report. Any excess will be treated as an "Excess Tax Distribution" and credited against future Estimated Tax Distributions pursuant to Section 5.6(d)(iii).

          (c) Notwithstanding anything to the contrary herein, distributions under this Section 5.6 shall be made in proportion to the Partners' Percentage Interests. This paragraph (c) shall operate to increase the distribution to be otherwise made under Section 5.6 to any Partner to the extent necessary so that distributions under this Section 5.6 are made in proportion to the Partners' Percentage Interests.

          (d) Definitions:

             (i) "Applicable Tax Rate" means, for any year, the highest marginal combined tax rate, as reasonably determined by the Tax Matters Partner, under the U.S. federal, and applicable states' franchise or income tax laws as in effect for such year to which a corporation doing business in jurisdictions in which the Partnership is doing business would be subject, taking into account the deductibility of state and local income taxes for federal income tax purposes.

             (ii) "Estimated Tax Payment Date" means, with respect to any calendar year, any of April 15, June 15, September 15, and December 15 of such year.

             (iii) "Estimated Tax Distribution" means, with respect to any Partner and any Estimated Tax Payment Date, an amount equal to the excess (if any) of (A) the product of (w) an estimate of the Partnership's taxable income for the year, as estimated in good faith by the Tax Matters Partner, (x) the Applicable Tax Rate, (y) the Partner's Percentage Interest, and (z) the Proration Percentage over (B) the sum of (u) the prior Estimated Tax Distributions distributed to such Partner with respect to the same year and (v) Excess Tax Distributions with respect to the prior year.

             (iv) "Proration Percentage" means with respect to April 15, 25%; June 15, 50%; September 15, 75%; and December 15, 100%.

     5.7 Withholding. The Partnership shall comply with all income tax withholding requirements under federal, state, local or foreign law. To the extent that the Partnership is required to withhold and pay over to any taxing authority any amount resulting from the allocation of income to any Partner, the amount withheld shall be treated as a distribution to such Partner of cash in the amount of such withholding for all purposes of this Agreement. Each party shall use commercially reasonable efforts to minimize the amount that the Partnership is required to withhold; provided, however, that the foregoing shall not be deemed to prohibit the Partnership from making distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Partnership, and the Board of Directors on behalf of the Partnership, shall not be required to make a distribution to any Partner on account of its interest in the Partnership if such distribution would violate Section 17-607 of the Act or any other applicable law.

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                                   ARTICLE VI

                                   MANAGEMENT

     6.1  Management by Board of Directors.

          (a) The General Partners hereby delegate the management of the business and affairs of the Partnership to the board of directors of the Partnership (the "Board of Directors"); provided, that the General Partners shall have such power and authority as is expressly specified in this Agreement or as may be re-delegated by the Board of Directors. Subject to the preceding proviso, the Board of Directors shall have by virtue of delegation from the General Partners the power and authority to make all decisions regarding the business, affairs and properties of the Partnership and to perform any and all other lawful acts or activities necessary or convenient to the conduct, promotion or attainment of the business, purposes and activities of the Partnership, including the execution, delivery and performance of the Ancillary Agreements on behalf of the Partnership. Except as expressly provided in this Agreement or as approved by the Board of Directors, no Partner shall have any authority to act for, or undertake or assume any obligation or responsibility on behalf of, the other Partners or the Partnership. The Board of Directors shall constitute a committee of the Partnership. Notwithstanding anything to the contrary contained in this Agreement, in no event shall a Director be considered a general partner of the Partnership by agreement, estoppel, as a result of the performance of its duties, or otherwise. Notwithstanding the delegation of rights and powers over the management of the Partnership to the Board of Directors, the General Partners shall not cease to be general partners of the Partnership.

          (b) The Board of Directors shall have the right, in respect of any of its powers or obligations hereunder, to act through duly appointed agents (who may be designated as officers of the Partnership), attorneys-in-fact, or other Persons and each such agent, attorney-in-fact or other Person shall, to the extent delegated by the Board of Directors, have full power and authority to do and perform all and every act and duty which is permitted or required to be done by the Board of Directors hereunder. Without limiting the generality of the preceding sentence, the Board of Directors is expressly authorized to cause the Partnership to enter into the Management Services Agreement and to delegate to Travelocity Holdings, as the manager thereunder, the authority to supervise and manage the day-to-day operations of the Partnership including to act for and in the name of, and bind, the Partnership. Any approval or action taken by the Board of Directors in accordance with this Agreement, or by Travelocity Holdings pursuant to the Management Services Agreement, shall constitute approval or action taken by the Partnership and shall be binding on the Partners. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the manager, in its capacity as such, under the Management Services Agreement be considered a general partner of the Partnership by agreement, estoppel, as a result of the performance of its duties, or otherwise.

     6.2  Composition of Board of Directors.

          (a) The Board of Directors shall initially consist of nine members (collectively, the "Directors") appointed as follows:

             (i) Travelocity.com shall appoint five (5) Directors (the "Travelocity.com Directors") of whom at least two (2) shall be directors of Travelocity.com who do not have a material business relationship with Sabre or any of its Affiliates (other than Travelocity.com, the Partnership or any of their Subsidiaries) and who are not officers, directors or employees of Sabre, any Affiliate of Sabre or any Person having a material business relationship with Sabre, (other than Travelocity.com, the Partnership or any of their Subsidiaries) ("Independent Directors"); and

             (ii) Travelocity Holdings shall appoint four (4) Directors (the "Travelocity Holdings Directors").

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     The initial Directors shall be the persons identified in Schedule 6.2. The number of Directors may be increased or reduced by Supermajority Vote; provided, however, that the number of Directors appointed by Travelocity.com shall constitute a majority of the Board of Directors at all times. Directors need not be residents of the State of Delaware.

          (b) Each Director shall serve on the Board of Directors until death, resignation or removal. Any Director may be removed, with or without cause, only by the Partner which appointed such Director. In the event the position of a Director becomes vacant (including as a result of an increase in the number of Directors) a replacement shall be appointed (i) by the Partner who appointed the Director whose position became vacant, or (ii) as the Partners may otherwise agree.

     6.3  Board of Directors -- Manner of Acting.

          (a) Annual and Regular Meetings. The Board of Directors shall hold an annual meeting, and may hold additional regular meetings, at such time and place (which need not be in the State of Delaware) as the Board of Directors determines by resolution.

          (b) Special Meetings. Special meetings of the Board of Directors may be called by the Chief Executive Officer (as defined in Section 6.5(a)) or by any Director.

          (c) Notice of Meetings; Participation. Notice of regular meetings established by resolution of the Board of Directors shall not be required. All other meetings of the Board of Directors may be called on at least five
     (5) Business Days advance notice to each Director. Such notice shall state the purpose or the business to be transacted at such meeting. Any notice of a meeting required hereunder may be waived in writing before or after the meeting. All Directors shall be entitled to receive required notices and agendas of upcoming Board of Directors meetings, attend all Board of Directors meetings, participate in all discussions and receive minutes from previous Board of Directors meetings.

          (d) Quorum; Vote Required. A majority of the total number of Directors shall constitute a quorum for the transaction of any business. The vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless a different vote is required by this Agreement.

          (e) Matters Requiring Supermajority Vote. Notwithstanding anything in this Agreement to the contrary, so long as the aggregate Percentage Interest of the Travelocity Holdings Partners equals or exceeds thirty percent (30%), the Partnership shall not take any of the following actions unless approved by a Supermajority Vote:

             (i) consolidate with, or merge with or into, any other Person or engage in any conversion, redomestication or other reorganization transaction;

             (ii) liquidate or dissolve, or Dispose of all or substantially all of the assets of, the Partnership, or initiate a bankruptcy proceeding;

             (iii) enter into any line of business or activity other than the Business;

             (iv) except as provided in this Agreement, issue any Partnership Interests or any rights, options, warrants, convertible debt or equity instruments that provide any right to subscribe for, purchase or otherwise acquire Partnership Interests; or

             (v) except as provided in this Agreement, declare or make any distributions of cash or property with respect to the Partnership Interests, or redeem, purchase, or otherwise acquire for consideration all or any part of any Partnership Interest.

          (f) Waiver of Notice. Attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting, at the beginning of such meeting, to the transaction of any business on the ground that the meeting is

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     not lawfully called or convened. Minutes of all meetings of the Board of
     Directors shall be kept and retained in the records of the Partnership.

          (g) Action by Written Consent. Any action permitted or required by applicable law or this Agreement to be taken at a meeting of the Board of Directors may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by the Directors having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. Any such consent may be executed and delivered by telecopy in multiple counterparts. Action taken by written consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State, and the execution of such consent shall constitute attendance or presence in person at a meeting of the Board of Directors.

          (h) Telephonic Meetings. Subject to the requirements of this Agreement for notices of special meetings, Directors may participate in and hold a meeting of the Board of Directors, by means of a conference telephone or similar communications equipment by means of which all Directors participating in the meeting can hear and speak to each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a Director participates in the meeting for the express purpose of objecting, at the beginning of such meeting, to the transaction of any business on the ground that the meeting is not lawfully called or convened.

             (i) Committees. The Board of Directors may by resolution designate one or more committees of the Board of Directors, each committee to consist of one or more of the Directors. The Board of Directors may designate one or more Directors as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of the committee. Except to the extent restricted by the Act, or this Agreement, each such committee, to the extent provided in the resolution creating it, shall have and may exercise all the powers and authority of the Board of Directors. Each such committee shall serve at the pleasure of the Board of Directors and have such name as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors.

     6.4 Compensation of Directors. No Director shall be entitled to any compensation from the Partnership solely in such person's capacity as a Director.

     6.5  Officers.

          (a) Appointment. The Board of Directors may appoint such officers of the Partnership (including, but not limited to, a president and chief executive officer (the "Chief Executive Officer"), one or more vice presidents, a secretary, one or more assistant secretaries, a treasurer and one or more assistant treasurers) upon such terms and conditions as the Board of Directors deems necessary and appropriate. Such officers shall have such rights, powers and duties as may be delegated by the Board of Directors.

          (b) Removal; Vacancies. Each officer shall serve until such time as he or she resigns, retires, dies, becomes disabled or is removed. Each officer may be removed with or without cause by the Board of Directors. Each officer may resign at any time by giving written notice to the Board of Directors. If an officer resigns, retires, dies or becomes disabled, or is removed, his or her successor shall be appointed by the Board of Directors.

     6.6  Business Opportunities.

          (a) For purposes of this Section 6.6 (i) "Sabre" shall mean Sabre Holdings Corporation, a Delaware corporation ("Sabre Parent"), all successors to Sabre Parent by way of merger, consolidation or sale of all or substantially all its assets, and all corporations, partnerships, joint ventures, associations and other entities (each a "Subsidiary Entity") in which Sabre Parent beneficially owns, directly or indirectly, fifty percent (50%) or more of the outstanding voting stock,

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

     voting power or similar voting interests, but shall not mean Travelocity Holdings, any Subsidiary of Travelocity Holdings, Travelocity.com, any Subsidiary of Travelocity.com, or the Partnership; and (ii) "Partnership" shall mean the Partnership and any Subsidiary of the Partnership and shall also include Travelocity Holdings, any Subsidiary of Travelocity Holdings, Travelocity.com, and any Subsidiary of Travelocity.com.

          (b) In anticipation that: (i) Sabre will remain, for some period of time, a beneficial owner of a substantial Percentage Interest of the Partnership both directly and through its ownership of the other Travelocity Holdings Partners; (ii) the Partnership and Sabre may engage in the same or similar activities or lines of business and may have an interest in the same or similar areas of business opportunities; (iii) there will be benefits to be derived by the Partnership through its continued contractual, partnership and business relations with Sabre (including, without limitation, service of directors, officers and employees of Sabre as directors, officers and employees of the Partnership); and (iv) there will be benefits in providing guidelines for directors, officers and employees of Sabre and of the Partnership with respect to the allocation of business opportunities and other matters; the provisions of this Section 6.6 are set forth to regulate, define and guide the conduct of certain affairs of the Partnership as they may involve the respective rights, duties and liabilities of Sabre and its directors, officers, employees and stockholders, on the one hand, and the respective rights, duties and liabilities of the Partnership and its directors, officers, employees and partners (other than Sabre), on the other hand, in connection therewith.

          (c) Except as Sabre may otherwise agree in writing, Sabre shall have the right to, and shall have no duty not to, (i) engage in the same or similar business activities or lines of business as the Partnership, (ii) do business with any potential or actual customer or supplier of the Partnership, or (iii) employ or otherwise engage any director, officer or employee of the Partnership. In the event Sabre or any director, officer or employee of Sabre engages in any of the activities described in the preceding sentence, Sabre and such director, officer and employee (i) shall have fully satisfied and fulfilled any fiduciary duty it may have to the Partnership and its Partners with respect to such activity, (ii) shall not be liable to the Partnership or its Partners for breach of any fiduciary duty it may have by reason of any activities of Sabre described in the preceding sentence or of the participation in such activities of any director, officer or employee of Sabre (except as provided in paragraph (d) of this Section 6.6), (iii) shall be deemed to have acted in good faith and in a manner it reasonably believes to be in and not opposed to the best interests of the Partnership, (iv) shall be deemed not to have breached any duty of loyalty to the Partnership or its Partners that it may have and not to have derived an improper benefit therefrom, and (v) shall be deemed to have acted in a manner entirely fair to the Partnership and its Partners.

          (d) In the event that a director, officer or employee of the Partnership who is also a director, officer or employee of Sabre acquires knowledge of a potential transaction or matter that may be a business opportunity for both the Partnership and Sabre, such director, officer or employee of the Partnership (i) shall have fully satisfied and fulfilled any fiduciary duty it may have to the Partnership and its Partners with respect to such business opportunity, (ii) shall not be liable to the Partnership or its Partners for breach of any fiduciary duty it may have by reason of the fact that Sabre pursues or acquires such business opportunity for itself or directs such business opportunity to another Person or does not communicate information regarding such business opportunity to the Partnership, (iii) shall be deemed to have acted in good faith and in a manner it reasonably believes to be in and not opposed to the best interests of the Partnership, (iv) shall be deemed not to have breached any duty of loyalty to the Partnership or its Partners that it may have and not to have derived an improper benefit therefrom, and (v) shall be deemed to have acted in a manner entirely fair to the Partnership and its Partners, if such director, officer or employee acts in a manner consistent with the following policy:

             (x) when a business opportunity is offered to an officer or employee and/or director of the Partnership who is also an officer or employee and/or director of Sabre, solely in his or her designated capacity with one of the two entities, such business opportunity shall belong to
                                      F-20
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        whichever entity was so designated; otherwise, a business opportunity first offered (1) to any Person who is an officer or employee or officer or employee and director of the Partnership, and who is also a director of Sabre shall belong to the Partnership, (2) to a Person who is a director of the Partnership and who is also an officer or employee and/or director of Sabre shall belong to Sabre, (3) to any Person who is an officer or employee, but not a director, of both the Partnership and Sabre shall belong to the entity to which such Person has devoted a majority of his or her time over the prior six month period, (4) to any Person who is an officer or employee and director of both the Partnership and Sabre shall belong to Sabre, (5) to any Person who is an officer or employee of the Partnership and who is also an officer or employee and director of Sabre shall belong to Sabre; and (6) to any Person who is an officer or employee and director of the Partnership and who is also an officer or employee of Sabre shall belong to the Partnership, unless such Person serves as a director of Travelocity Holdings but not of the Partnership (for purposes of this clause (6), the "Partnership" shall be deemed to exclude Travelocity Holdings and "Sabre" shall be deemed to include Travelocity Holdings), such business opportunity shall belong to Sabre; and

             (y) in the case of any business opportunity not specifically allocated by the foregoing (whether because of the means by which it arose or was published, or otherwise), any such business opportunity may be pursued by either the Partnership or Sabre.

     However, a business opportunity not allocated and pursued in accordance with the foregoing policy shall not solely by reason of the lack of allocation and pursuit of the business opportunity in accordance with such policy be deemed a breach of any fiduciary duty, but shall be governed by the other provisions of this Section 6.6, this Agreement, the Act and other applicable law.

          (e) Any business opportunity that belongs to Sabre or the Partnership pursuant to the foregoing policy shall not be pursued by the other, or directed by the other to another Person, unless and until Sabre or the Partnership, as the case may be, determines not to pursue the opportunity and advises in writing the chief executive officer of the other party that it has determined not to pursue such business opportunity. Notwithstanding the preceding sentence, if the party to whom the business opportunity belongs does not within a reasonable period of time begin to pursue, or thereafter continue to pursue, such opportunity diligently and in good faith, the other party may then pursue such opportunity or direct it to another Person. Any business opportunity that belongs to the Partnership pursuant to the foregoing policy shall be deemed to belong to Travelocity, L.P. and not to Travelocity Holdings or any Subsidiary of Travelocity Holdings (other than Travelocity, L.P.).

          (f) For purposes of this Section 6.6, "business opportunities" shall consist only of business opportunities which (i) the Partnership is financially able to undertake, or with respect to which the Partnership would reasonably be able to obtain debt or equity financing (including from Travelocity.com) and (ii) are, from their nature, in the line or lines of the Partnership's business or reasonable expansion thereof. In addition, "business opportunities" shall not include any contract, agreement, arrangement, transaction, undertaking or business (a "Transaction") in which the Partnership or Sabre is permitted to participate pursuant to (a) any agreement between the Partnership and Sabre that is in effect as of the time any equity security of the Partnership is held of record by any Person other than Sabre, as such agreement may be amended thereafter with the approval of a majority of disinterested directors or (b) any subsequent agreement between the Partnership and Sabre approved in accordance with the procedures set forth in Section 6.7 hereof; it being acknowledged that the rights of the Partnership under any such agreement shall be deemed to be contractual rights and shall not be business opportunities of the Partnership for any purpose; provided, however, that no presumption or implication as to business opportunities relating to any Transaction not explicitly covered by such an agreement shall arise from the existence or absence of any such agreement.

          (g) Any Person purchasing or otherwise acquiring any Partnership Units shall be deemed to have notice of and consented to the provisions of this
     Section 6.6.
                                      F-21
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          (h) If any Transaction between the Partnership and Sabre involves a business opportunity and is approved in accordance with the procedures set forth in Section 6.7 hereof, Sabre and its directors, officers and employees shall also, for the purposes of this Section 6.6 and the other provisions of this Agreement, be deemed to have fully satisfied and fulfilled any fiduciary duties they may have to the Partnership and its Partners. Any such Transaction involving a business opportunity not so approved shall not solely by reason of the lack of such approval be deemed a breach of any fiduciary duty, but shall be governed by the other provisions of this Section 6.6, this Agreement, the Act and other applicable law.

          (i) Nothing contained in this Agreement shall be deemed to amend or modify the term of the Non-Competition Agreement between Sabre and the Partnership.

     6.7  Related Transactions.

          (a) For purposes of this Section 6.7 (i) "Sabre" shall mean Sabre Parent, all successors to Sabre Parent by way of merger, consolidation or sale of all or substantially all of its assets, and all Subsidiary Entities in which Sabre Parent beneficially owns, directly or indirectly, fifty percent (50%) or more of the outstanding voting stock, voting power or similar voting interests but shall not mean Travelocity.com, any Subsidiary of Travelocity.com or the Partnership; and (ii) "Partnership" shall mean the Partnership and any Subsidiary of the Partnership, and shall include Travelocity.com and any Subsidiary of Travelocity.com.

          (b) In anticipation that: (i) Sabre Parent will remain, for some period of time, a beneficial owner of a substantial Percentage Interest of the Partnership both directly and through its ownership of the other Travelocity Holdings Partners and Sabre Parent will have continued contractual, partnership and business relations with the Partnership; (ii) the Partnership and Sabre or Sabre's customers or suppliers may enter into contracts or otherwise transact business with each other and the Partnership may derive benefits therefrom; and (iii) the Partnership may from time to time enter into contractual, partnership or business relations with one or more of its directors, or one or more corporations, partnerships, associations or other organizations in which one or more of its directors have a financial interest (collectively, "Related Entities"), the provisions of this Section 6.7 are set forth to regulate and guide certain contractual relations and other business relations of the Partnership as they may involve the respective rights, duties and liabilities of Sabre or its customers or suppliers, Related Entities and their respective directors, officers, employees, and stockholders, on the one hand, and the respective rights, duties and liabilities of the Partnership and its directors, officers, employees and partners (other than Sabre) stockholders, on the other hand, in connection therewith.

          (c) The provisions of this Section 6.7 are in addition to the provisions of the Act and the other provisions of this Agreement. Any contract or business relation which does not comply with procedures set forth in this Section 6.7 shall not by reason thereof be deemed void or voidable or result in any breach of any fiduciary duty to, or duty of loyalty to, or failure to act in good faith or in the best interests of, the Partnership, or the derivation of any improper personal benefit, but shall be governed by the remaining provisions of this Agreement, the Act and other applicable law.

          (d) No Transaction between the Partnership and Sabre or any customer or supplier of Sabre or any Related Entity or between the Partnership and one or more of the directors, officers or employees of the Partnership, Sabre or any Related Entity, or any amendment, modification or termination thereof, or any waiver of any right thereunder shall be void or voidable solely because Sabre or such customer or supplier, any Related Entity or any one or more of the directors, officers and employees of the Partnership, Sabre or any Related Entity are parties thereto, or solely because any such directors, officers or employees are present at or participate in the meeting of the Board of Directors or committee thereof which authorize such Transaction or amendment, modification, termination or waiver (each of which for purposes of this Section 6.7 shall also be deemed a "Transaction") or solely because his or their votes are counted for such purpose, and Sabre, any Related Entity and such directors, officers and employees (i) shall have fully satisfied and fulfilled any fiduciary duty they

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     may have to the Partnership and its Partners with respect thereto, (ii)
     shall not be liable to the Partnership or its Partners for any breach of any fiduciary duty they may have by reason of the entering into, performance or consummation of any such Transaction, (iii) shall be deemed to have acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Partnership, to the extent such standard is applicable to such Persons' conduct, (iv) shall be deemed not to have breached any duty of loyalty to the Partnership or its Partners they may have and not to have derived an improper personal benefit therefrom, and (v) shall be deemed to have acted in a manner entirely fair to the Partnership and its Partners, if any of the following requirements are met:

             (w) the material facts as to the relationship or interest and as to the Transaction are disclosed or are known to the Board of Directors or the committee thereof that authorizes the Transaction and the Board of Directors or such committee in good faith authorizes or approves the Transaction by the affirmative vote of a majority of the disinterested directors on the Board of Directors or such committee even if the disinterested directors are less than a quorum;

             (x) the material facts as to the relationship or interest and as to the Transaction are disclosed or are known to the holders of Partnership Units entitled to vote thereon, and the Transaction is specifically approved by vote of the holders of a majority of the then outstanding Partnership Units not beneficially owned by Sabre or such Related Entity, voting together as a single class, as the case may be;

             (y) such Transaction is effected pursuant to, and consistent with, terms and conditions specified in any arrangements, standards, protocols or guidelines (collectively, the "Guidelines") which are in good faith authorized or approved, after disclosure or knowledge of the material facts as to the relationship or interest and as to the Transaction, by the affirmative vote of a majority of the disinterested directors on the Board of Directors or the applicable committee thereof (even though the disinterested directors be less than a quorum) or by vote of the holders of a majority of the then outstanding Partnership Units not beneficially owned by Sabre or such Related Entity, voting together as a single class, as the case may be (such authorization or approval of such Guidelines constituting or being deemed to constitute authorization or approval of such Transaction); or

             (z) such Transaction is fair as to the Partnership as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the Partners of the Partnership.

          (e) Directors of the Partnership who are also directors, officers or employees of Sabre or any Related Entity may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee that authorizes or approves any such Transaction or any such Guidelines. Partnership Units beneficially owned by Sabre and any Related Entities may be counted in determining the presence of a quorum at a meeting of holders of Partnership Units that authorizes or approves any such Transaction or any such Guidelines.

          (f) No vote cast or other action taken by any Person who is a director, officer or employee or other representative of Sabre, which vote is cast or action is taken by such Person in his capacity as a director of the Partnership, shall constitute an action of, or the exercise of a right by, or a consent of, Sabre for the purpose of any such Transaction.

          (g) Any Person purchasing or otherwise acquiring any Partnership Units shall be deemed to have notice of and to have consent to the provisions of this Section 6.7.

          (h) For purposes of this Section 6.7, any Transaction with any corporation, partnership, joint venture, association or other entity in which the Partnership beneficially owns, directly or indirectly, fifty percent (50%) or more of the outstanding voting stock, voting power or similar voting interests, or with any officer or director thereof, shall be deemed to be a Transaction with the Partnership.

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     6.8  Approval by Independent Director. Notwithstanding anything to the contrary in Section 6.7, until [insert the date that is the second anniversary of the date of this Agreement], the Partnership shall not enter into any Transaction with Sabre or any material customer or supplier of Sabre, or any amendment, modification or termination thereof, or any waiver of any right thereunder unless (i) such Transaction has been approved by at least one Independent Director or (ii) such Transaction is effected pursuant to, and consistent with, terms and conditions specified in any Guidelines authorized or approved by a majority of the Independent Directors.

     6.9 Certificate of Limited Partnership. The General Partners shall file the Certificate with the Secretary of State concurrently with or promptly following the execution of this Agreement. To the extent that such action is determined by the Board of Directors to be reasonable and necessary or appropriate, the General Partners, at the direction of the Board of Directors, shall file or cause to be filed amendments to and restatements of the Certificate and shall do all the things to maintain the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) under the laws of the State of Delaware and each other state, the District of Columbia or other jurisdiction in which the Partnership may elect to do business or own property. The General Partners shall not be required, before or after filing, to deliver or mail a copy of the Certificate or any amendment thereto to any Limited Partner. The General Partners, at the direction of the Board of Directors, shall use all reasonable efforts to cause to be filed such other certificates or documents as may be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and any other state, the District of Columbia or other jurisdiction in which the Partnership may elect to do business or own property.

     6.10 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partners, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof.

     6.11  Reimbursement of Travelocity.com.

          (a) No Compensation. Except pursuant to the Management Services Agreement and as provided in this Section 6.11 and elsewhere in this Agreement (including the provisions of Articles V and XII regarding distributions, payments and allocations to which it may be entitled), the General Partners shall not be compensated for their services as general partners of the Partnership.

          (b) Travelocity.com Expenses. Travelocity.com shall be reimbursed on a quarterly basis, or on a more frequent basis as the Board of Directors may determine in its sole and absolute discretion, for all expenses it incurs relating to the ownership and operation of, or for the benefit of, the Partnership (including, without limitation, expenses related to the operations of Travelocity.com, the status of Travelocity.com as a public company, and the management and administration of any Subsidiaries of Travelocity.com or the Partnership or Affiliates of the Partnership, such as auditing expenses and filing fees) but excluding any portion of expenses reasonably attributable to assets not owned by or for the benefit of, or to operations not for the benefit of, the Partnership or Affiliates of the Partnership.

          (c) Reimbursement Treated as a Distribution. If and to the extent any reimbursement made pursuant to Section 6.11(b) is determined for federal income tax purposes not to constitute a payment of expenses of the Partnership, the amount so determined shall be treated as a distribution to the Partners in accordance with their Percentage Interests pursuant to
     Section 5.5(b), and each Partner (other than Travelocity.com) shall be deemed to have contributed its proportionate share of the deemed distribution to Travelocity.com.

     6.12  Liability of the General Partners.

          (a) General. Notwithstanding anything to the contrary set forth in this Agreement, no Director or General Partner, or any of their Affiliates, and no officer, director, shareholder, member, partner, employee or agent of any Director or General Partner, or their respective Affiliates (each a "Covered

                                      F-24
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     Person"), shall be personally liable to the Partnership, or any Partner, or any Person claiming by or through the Partnership or any Partner, for any losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any other act or omission relating to the conduct of the business of the Partnership; provided, however, that nothing contained herein shall protect any Covered Person against any liability to the Partnership or any Partner to which such Covered Person would otherwise be subject by reason of (i) any act or omission of such Covered Person that involves actual fraud or willful misconduct or (ii) any transaction from which such Covered Person derived an improper personal benefit.

          (b) Actions of Agents. Each General Partner and the Board of Directors may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents. No General Partner or member of the Board of Directors shall be responsible for any misconduct or negligence on the part of any such agent appointed by such General Partner or the Board of Directors in good faith.

          (c) Effect of Amendment. Notwithstanding any other provision contained herein, any amendment, modification or repeal of this Section 6.12 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of any Director or General Partner, any officers, directors, shareholders, employees or agents of any General Partner to the Partnership and the Partners under this Section 6.12 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

     6.13  Other Matters Concerning the General Partners.

          (a) Reliance on Documents. Each General Partner and Director may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

          (b) Reliance on Advisors. Each General Partner and Director may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such Persons as to matters which such General Partner or the Board of Directors reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

     6.14 Rights and Obligations of Limited Partners. Except as otherwise required by law, no Limited Partner shall be personally liable for any of the debts or obligations of the Partnership. No Limited Partner shall participate in the management, control or direction of the Partnership's operations, business or affairs, transact any business for the Partnership, or have the right, power, or authority to act for or on behalf of or to bind the Partnership, the same being vested solely and exclusively in the Board of Directors as delegated by the General Partners and, to the extent herein provided, the General Partners.

                                  ARTICLE VII

                     TRANSFER RESTRICTIONS; EXCHANGE RIGHT

     7.1  Transfer Restrictions. Except as otherwise provided in Section 7.2 or
Section 7.3, no Partner shall, directly or indirectly, transfer any right, title or interest in any Partnership Units.

     7.2  Permitted Transfers.

          (a) The Travelocity Holdings Partners may transfer their Partnership Units to (i) any Affiliate of Travelocity Holdings or (ii) the transferee of substantially all of the assets of Travelocity Holdings.

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

          (b) The Travelocity.com Partners may transfer their Partnership Units to (i) any wholly owned Subsidiary of Travelocity.com or (ii) the transferee of substantially all of the assets of Travelocity.com.

     7.3  Exchange Right.

          (a) At any time or from time to time, each Travelocity Holdings Partner shall have the right to transfer any number of Partnership Units to Travelocity.com and surrender an equal number of Travelocity.com Preferred Shares to be canceled, in exchange for the issuance by Travelocity.com to such Partner of that number of Travelocity.com Shares equal to the number of Partnership Units offered for exchange.

          (b) Subject to Section 7.3(c), if at any time:

             (i) Sabre Holdings proposes to effect a Tax-Free Spin-Off (as defined in the certificate of incorporation of Travelocity.com) (the "Distribution");

             (ii) Sabre Holdings delivers to Travelocity.com an opinion of counsel reasonably satisfactory to Travelocity.com to the effect that the failure to effect the exchange described in this Section 7.3(b) would adversely affect the ability to obtain a private letter ruling from the Internal Revenue Service or an opinion of counsel reasonably satisfactory to Travelocity.com to the effect that the Distribution will qualify as a tax-free distribution for federal income tax purposes under sec. 355(a) of the Code; and

             (iii) in connection with or to facilitate a Tax-Free Spin-Off, Travelocity.com shall merge or otherwise combine with a Travelocity Holdings Partner (or an affiliate of a Travelocity Holdings Partner), then, immediately prior to or in connection with such merger or combination, the Travelocity Holdings Partners shall have the right to transfer to Travelocity.com (by merger or otherwise) all of the Partnership Units, Travelocity.com Shares and Travelocity.com Preferred Shares owned by such Travelocity Holdings Partners and the Cash Equivalent Amount, in exchange for the issuance by Travelocity.com to the Travelocity Holdings Partners of the number of Travelocity.com Class B Shares and the number of Travelocity.com Shares determined by the following formulae:

                Number of Travelocity.com Class B Shares = (1 - X) X (A + B)

                Number of Travelocity.com Shares = X X (A + B)

                where:

                    X = a fraction, the numerator of which shall be the number of shares of common stock of Sabre Holdings not owned by Aries immediately prior to the exchange and the denominator of which shall be the total number of shares of common stock of Sabre Holdings outstanding immediately prior to the exchange; provided, however, that if Aries owns common stock of Sabre Holdings representing less than eighty percent (80%) of the outstanding voting power for directors of Sabre Holdings, X shall equal zero.

                    A = the number of Partnership Units held by the Travelocity
               Holdings Partners immediately prior to the exchange; and

                    B = the number of Travelocity.com Shares (including
               Travelocity.com Shares issuable upon conversion of the Travelocity.com Preferred Shares) held by the Travelocity Holdings Partners immediately prior to the exchange.

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

     The "Cash Equivalent Amount" shall mean the Future Tax Benefit multiplied by a fraction, the numerator of which shall be the aggregate Percentage Interest of the Travelocity Holdings Partners and the denominator of which shall be the aggregate Percentage Interest of the Travelocity.com Partners.

          (c) Notwithstanding any other provisions to the contrary, the exchange right described in Section 7.3(b) may be exercised only if, immediately after the contemplated exchange, the economic interest of the Travelocity Holdings Partners in Travelocity.com would exceed thirty percent (30%).

          (d) Travelocity.com shall at all times reserve and keep available for issuance upon the exercise of the exchange rights described in this Section 7.3, free from any preemptive rights, such number of its authorized but unissued Travelocity.com Shares and Travelocity.com Class B Shares as shall from time to time be necessary to permit the exchange of all outstanding Partnership Units held by the Travelocity Holdings Partners into Travelocity.com Shares or Travelocity.com Class B Shares as provided herein, and shall take all action required to increase the authorized number of Travelocity.com Shares or Travelocity.com Class B Shares if necessary to permit the exchange of all outstanding Partnership Units held by the Travelocity Holdings Partners. Travelocity.com covenants that any Travelocity.com Shares or Travelocity.com Class B Shares issued upon exchange of Partnership Units pursuant to this Section 7.3 shall be validly issued, fully paid and non-assessable.

          (e) The exchange of Partnership Units for Travelocity.com Shares or Travelocity.com Class B Shares shall be effected by written notice to the secretary of Travelocity.com by a Travelocity Holdings Partner stating that such Partner desires to exchange Partnership Units as described in this
     Section 7.3. An exchange shall be deemed to have been effected as of the close of business on the date on which such notice has been received, and at such time the rights of the holders of the Partnership Units as such holders shall cease and such holders shall be treated for all purposes as having become the record owners of Travelocity.com Shares or Travelocity.com Class B Shares issuable upon such exchange.

          (f) Promptly after the receipt of such written notice, Travelocity.com shall issue and deliver in accordance with the surrendering Travelocity Holdings Partner's instructions the certificate or certificates for Travelocity.com Shares or Travelocity.com Class B Shares issuable upon such exchange.

          (g) The issuance of certificates for Travelocity.com Shares or Travelocity.com Class B Shares upon the exercise of the exchange rights described in this Section 7.3 shall be made without charge to the holders of such shares for any issuance tax in respect thereof or other cost incurred by Travelocity.com in connection with such exercise and the related issuance of such shares.

                                  ARTICLE VIII

                       LIMITED LIABILITY; INDEMNIFICATION

     8.1 Limited Liability. Except as otherwise provided under the Act, the debts, obligations and liabilities of the Partnership, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Partnership and no Limited Partner shall be obligated or liable for any such debt, obligation or liability of the Partnership. Except as otherwise provided by the laws of the State of Delaware, the debts, obligations and liabilities of any Partner, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liability of such Partner and neither the Partnership nor any other Partner shall be obligated or liable for any such debt, obligation or liability of such Partner.

     8.2  Indemnification.

          (a) The Partnership shall, to the fullest extent permitted by law, indemnify, defend and hold harmless each Covered Person against any and all losses, claims, damages, expenses and liabilities (including, but not limited to, any investigation, legal and other reasonable expenses incurred in connection with, and any amounts paid in settlement of, any action, suit, proceeding or claim, whether civil, criminal or administrative) of any kind or nature whatsoever that such Covered Person may at
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     any time become subject to or liable for by reason of the formation, operation or termination of the Partnership, or the Covered Person's acting as a Director or General Partner (or on behalf of any such Person), or the authorized actions of such Covered Person in connection with the conduct of the affairs of the Partnership or any Person in which the Partnership has an investment (including, without limitation, indemnification against negligence, gross negligence or breach of duty); provided, however, that no Covered Person shall be entitled to indemnification if and to the extent that the liability otherwise to be indemnified for results from (i) any act or omission of such Covered Person that involves actual fraud or willful misconduct or (ii) any transaction from which such Covered Person derived improper personal benefit.

          (b) Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Partnership in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of any Covered Person to repay such amount if it shall be ultimately determined by a court of competent jurisdiction from which no further appeal may be taken or the time for appeal has lapsed that such Person is not entitled to be indemnified by the Partnership pursuant to the terms and conditions of this Section 8.2.

          (c) The Partnership shall maintain insurance on behalf of any Person who is or was a Covered Person or is or was serving at the request of the Partnership as an officer, director, manager, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against and incurred by such Person in any such capacity, or arising out of such Person's status as such, whether or not the Partnership would have the power to indemnify such Person against such liability under this Section 8.2.

          (d) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 8.2 shall continue as to a Person who has ceased to be a Covered Person, and shall inure to the benefit of the heirs, executors, administrators and other legal successors of such Person.

          (e) The indemnification provided by this Section 8.2 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement, determination of Partners or otherwise.

          (f) Any indemnification hereunder shall be satisfied only out of the assets of the Partnership (including insurance and any agreements pursuant to which the Partnership and indemnified Persons are entitled to indemnification), and the Partners shall not, in such capacity, be subject to personal liability by reason of these indemnification provisions.

          (g) No Person shall be denied indemnification in whole or in part under this Section 8.2 because such Person had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

     8.3 Contribution. Each of the General Partners covenants for itself, its successors and assigns that it will at any time, on demand, both during the time it is a Partner and after its withdrawal from the Partnership (upon the sale of its interests or otherwise), contribute its share (determined (i) with respect to Travelocity.com, based upon the aggregate Percentage Interest of the Travelocity.com Partners, and (ii) with respect to Travelocity Holdings, based upon the aggregate Percentage Interest of the Travelocity Holdings Partners, in each case as in effect at the time of such withdrawal or demand), of any liability, judgment or cost of any kind (including the reasonable cost of the defense of any suit or action and any sums which may be paid in settlement thereof) which any other General Partner(s) may be required to pay or for which such other General Partner(s) is liable in excess of its share (determined (i) with respect to Travelocity.com, based upon the aggregate Percentage Interest of the Travelocity.com Partners, and (ii) with respect to Travelocity Holdings, based upon the aggregate Percentage Interest of the Travelocity Holdings Partners, in each case as in effect at the time of such withdrawal or demand) on account of any matter or transaction that occurred during the time that it was a General Partner and for which such other General Partner is entitled to indemnification under Section 8.2 hereof or for which the Partnership is liable, except that no such contribution need be made to any General Partner who acted
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with gross negligence, willful misconduct or a knowing violation of law and the same resulted in such liability, judgment or cost. Each of the General Partners agrees to keep all former General Partners reasonably informed with respect to any potential claim for contribution pursuant to this Section 8.3. The provisions of this Section 8.3 are only for the purpose of contribution among the General Partners in the event that any one General Partner is required to pay a disproportionate share of any liability and may not be relied upon or enforced by any third party, including, without limitation, creditors of the Partnership or any General Partner.

     8.4 Tax/ERISA Indemnity. The Travelocity Holdings Partners shall jointly and severally indemnify and defend the Partnership, the Travelocity.com Partners and their Subsidiaries and hold each of them harmless from and against (i) any liability for the income taxes of any Affiliate of Travelocity Holdings other than the Partnership or Travelocity.com or their Subsidiaries under Treas. Reg. sec. 1.1502-6 (or any similar provision of state or local law); and (ii) any liability arising under the Employee Retirement Income Security Act of 1974, as amended, with respect to any employee benefit plan established, maintained or controlled by any Affiliate of Travelocity Holdings (other than the Partnership or Travelocity.com or any of their Subsidiaries).

                                   ARTICLE IX

                                     TAXES

     9.1  Tax Matters Partner; Tax Returns.

          (a) Travelocity Holdings shall, as long as it is a Partner, be the "tax matters partner" of the Partnership pursuant to sec. 6231(a)(7) of the Code (the "Tax Matters Partner"). Subject to the provisions of this Section 9.1, the Tax Matters Partner shall be entitled to take any action or decline to take any action, all as required by applicable law. The Tax Matters Partner shall take such action as may be necessary to cause the other Partners to become "notice partners" within the meaning of sec. 6231(a)(8) of the Code.

          (b) The Tax Matters Partner shall cause to be prepared and filed all necessary foreign, federal, state and local income tax returns for the Partnership, including making elections on the Partnership's tax returns or otherwise relating to tax matters. Each other Partner shall furnish to the Tax Matters Partner all pertinent information in its possession relating to Partnership operations that is necessary to enable the Partnership's income tax returns to be prepared and filed.

          (c) To the extent permitted by applicable law, the Tax Matters Partner shall determine, in its reasonable discretion, whether or not to permit the other Partners to participate in the defense of all pending tax proceedings involving the Partnership, including, without limitation, participation in any meeting with the Internal Revenue Service or other taxing authority.

          (d) The Partnership shall reimburse the Tax Matters Partner for any costs and expenses incurred in connection with such Person serving as the Tax Matters Partner, including costs and expenses incurred in the preparation or filing of any such income tax returns and the defense of any such tax proceedings.

     9.2 Partnership Status. It is the intent of the Partners that the Partnership be treated as a partnership for federal income tax purposes and, to the extent permitted by applicable law, for state, local and foreign franchise and income tax purposes. Neither the Partnership nor any Partner may make an election for the Partnership to be excluded from the application of the provisions of subchapter K of Chapter 1 of Subtitle A of the Code or any similar provisions of applicable state or local law, and no provision of this Agreement shall be construed to sanction or approve such an election.

     9.3 Fiscal Year. The fiscal year of the Partnership for financial, accounting, federal, state and local income tax purposes shall initially be the fiscal year commencing on January 1 and ending on

December 31 or such other fiscal year that is the same as the taxable year that is required by law for federal income tax purposes (the "Fiscal Year").

                                   ARTICLE X

                        BOOKS, RECORDS AND BANK ACCOUNTS

     10.1 Maintenance of Books. The books of account for the Partnership shall be maintained on an accrual basis in accordance with the terms of this Agreement. The fiscal year shall be the accounting year of the Partnership.

     10.2 Accounting Principles. Except as otherwise expressly provided herein, the books and records of the Partnership shall be maintained in accordance with GAAP; provided that Capital Accounts shall be maintained in accordance with
Section 5.1.

     10.3 Bank Accounts. The Board of Directors shall cause the Partnership to establish, maintain and designate signatories on one or more separate bank and investment accounts for Partnership funds in the Partnership name with such financial institutions and firms as the Board of Directors may select and designate signatories thereon. The Partnership's funds shall not be commingled with the funds of any other Person.

     10.4 Tax Information. Within one hundred eighty (180) days after the end of each Fiscal Year, the Tax Matters Partner shall prepare and send, or cause to be prepared and sent, to each Person who was a Partner at any time during such Fiscal Year, copies of such information as may be required for federal, state, local and foreign income tax reporting purposes, including copies of Schedule K-1 or any successor schedule or form, for such Person and such other information as a Partner may reasonably request for the purpose of complying with applicable laws.

     10.5 Public Filings. The Partnership shall prepare or cause to be prepared all registration statements, periodic reports and other documents required to be filed by Travelocity.com pursuant to Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and shall deliver such documents to Travelocity.com a reasonable period of time in advance of the date such documents are required to be filed.

                                   ARTICLE XI

                       ADMISSION OF PARTNERS; WITHDRAWAL

     11.1 Substitution of Partners. Any transferee of an interest in the Partnership from a Partner, if such transfer complies with Article VII, shall be admitted as a Partner, such admission to be effective immediately prior to such transfer, only if such substitute Partner shall have agreed to be bound by the terms and conditions of this Agreement by executing a counterpart hereof. Whether or not such a counterpart is executed, such transferee shall be deemed, by acquiring such interest in the Partnership, to have agreed to hold it subject to the terms and conditions of this Agreement. Upon such admission, such substitute Partner shall be a Partner for all purposes of this Agreement.

     11.2 Admission of Additional Partners. Other than pursuant to Section 11.1 in connection with a transfer, the Partnership may admit additional Partners only upon the satisfactory completion of the following:

          (a) such admission of an additional Partner shall have been approved by Supermajority Vote; and

          (b) such additional Partner shall have agreed to be bound by the terms and conditions of this Agreement by executing a counterpart hereof.

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     11.3  Withdrawal. No Partner shall have any right to withdraw or resign from the Partnership, except in connection with a transfer of such Partner's entire interest in the Partnership permitted by Section 7.2 or Section 7.3 of this Agreement, in which case such transferring Partner shall cease to be a Partner of the Partnership.

                                  ARTICLE XII

                    DISSOLUTION, LIQUIDATION AND TERMINATION

     12.1 Dissolution. The Partnership shall be dissolved and its affairs shall be wound up upon the first to occur of any of the following:

          (a) the expiration of the Partnership's term pursuant to Section 2.4;

          (b) the written consent of Travelocity.com and Travelocity Holdings;

          (c) the entry of a decree of judicial dissolution under the Act;

          (d) the Disposition of all, or substantially all, the assets of the Partnership (excluding a lease, mortgage, pledge, grant of security interest or other encumbrance);

          (e) an event of withdrawal of a General Partner has occurred under the Act, provided, however, the Partnership shall not be dissolved or required to be wound upon an event of withdrawal of a General Partner if (i) at the time of such event of withdrawal, there is at least one (1) other General Partner of the Partnership who carries on the business of the Partnership (any remaining general partner being hereby authorized to and shall carry on the business of the Partnership), or (ii) within ninety (90) days after the occurrence of such event of withdrawal, all remaining Partners agree in writing to continue the business of the Partnership and to the appointment, effective as of the date of the event of withdrawal, of one (1) or more additional General Partners of the Partnership; or

          (f) at any time there are no limited partners of the Partnership unless the Partnership is continued in accordance with the Act.

     12.2  Liquidation and Termination.

          (a) On dissolution of the Partnership, Travelocity Holdings shall act as Liquidator or may appoint one or more other Persons as Liquidator. The Liquidator shall proceed diligently to wind up the affairs of the Partnership and make final distributions as provided herein and in the Act by the end of the taxable year of the Partnership in which its liquidation (as such term is defined in Treas. Reg. sec. 1.704-1(b)(2)(ii)(g)) occurs or, if later, within ninety (90) Business Days of the date of such liquidation. The costs of liquidation shall be borne as a Partnership expense. Until final distribution, the Liquidator shall continue to operate the Partnership properties with all of the power and authority of the Partners and the Board of Directors. The steps to be accomplished by the Liquidator are as follows:

             (i) as promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by an accounting firm of the Partnership's assets, liabilities and operations through the last day of the calendar month in which the dissolution shall occur or the final liquidation shall be completed, as applicable;

             (ii) the Liquidator shall have full power and authority to sell, assign and encumber any or all of the Partnership's assets and to wind up and liquidate the affairs of the Partnership in an orderly and business-like manner; and

             (iii) all proceeds from liquidation shall be distributed in the following order of priority:

                (A) first, to the satisfaction of the debts and liabilities of the Partnership both to Partners, to the extent otherwise permitted by law, and to persons other than Partners (but, in the case of nonrecourse debts and liabilities, only to the extent required under the applicable credit and security agreement) and expenses of liquidation (whether by payment or the making of reasonable provision for payment thereof, including the setting up of such reserves as the Liquidator may reasonably deem necessary for any liability of the Partnership);

                (B) second, pro rata to the Partners in accordance with the positive balances in their Capital Accounts (as determined after taking into account the adjustments required under Treas. Reg. sec. 1.704-1(b)(2)(ii)(b)(2)); and

                (C) last, to the Partners in accordance with their respective Percentage Interests.

          (b) Notwithstanding the provisions of this Section 12.2 which require the liquidation of the assets of the Partnership, but subject to the order of priorities set forth above, if upon or following dissolution of the Partnership the Liquidator determines that an immediate sale of part or all of the Partnership's assets would be impractical or would cause undue loss to the Partners, the Liquidator may, in its reasonable discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (other than those to Partners as creditors).

     12.3 Distribution in Kind. If the Liquidator shall determine that all or a portion of the Partnership's assets should be distributed in kind to the Partners, the Liquidator, on behalf of the Partnership, shall obtain an independent appraisal of the fair market value of each such asset as of a date reasonably close to the date of liquidation. Any unrealized appreciation or depreciation with respect to such assets shall be allocated among the Partners' Capital Accounts (in accordance with Article V, assuming that the assets of the Partnership were sold for such appraised fair market value) and distribution of any such assets in kind to a Partner shall be considered a distribution of an amount equal to the assets' appraised fair market value for purposes of Section 12.2.

     12.4 Deficit Capital Accounts. Notwithstanding any other provision hereof to the contrary, to the extent that a deficit, if any, exists in the Capital Account of any Partner, such deficit shall not be an asset of the Partnership and such Partner shall not be obligated to contribute such amount to the Partnership to bring the balance of such Partner's Capital Account to zero.

     12.5 Cancellation of Filings. Upon completion of the distribution of Partnership assets as provided herein, the Liquidator and, if the Liquidator so directs, the General Partners, shall file a certificate of cancellation with the Secretary of State, cancel any other filings made pursuant to Section 6.9 as may be necessary and take such other actions as may be necessary to terminate the Partnership.

                                  ARTICLE XIII

                               GENERAL PROVISIONS

     13.1 Representations and Warranties of Partners. Each Partner hereby represents and warrants to the Partnership and each other Partner that:

          (a) such Partner is duly organized, validly existing and in good standing under the law of the jurisdiction of its organization and is duly qualified and in good standing in the jurisdiction of its principal place of business (if not organized therein);

          (b) such Partner has full corporate, or other applicable power and authority to execute and agree to this Agreement and to perform its obligations hereunder and all necessary actions by the board of directors, shareholders, members, or other Persons necessary for the due authorization, execution, delivery and performance of this Agreement by that Partner have been duly taken;

          (c) such Partner has duly executed and delivered this Agreement;

          (d) such Partner's authorization, execution, delivery and performance of this Agreement do not conflict with any other agreement or arrangement to which that Partner is a party or by which it is bound or with any law or regulation to which that Partner is subject;

          (e) such Partner has such knowledge and experience in business and financial matters and is capable of evaluating the merits and risks of an investment in the Partnership and making an informed investment decision with respect thereto;

          (f) such Partner is able to bear the economic and financial risk of an investment in the Partnership for an indefinite period of time;

          (g) such Partner is acquiring its Partnership Interest for its own account, for investment only and not with a view to a sale or distribution thereof in violation of any securities laws;

          (h) and such Partner has received, or has had access to, all information which it considers necessary or advisable to that Partner's decision concerning its acquisition of the Partnership Interest; and

             (i) this Agreement constitutes a valid and binding agreement of such Partner, enforceable against such Partner in accordance with its terms, subject to general equitable principles and except as the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application relating to creditors' rights.

     13.2 Offset. Whenever the Partnership is to pay any sum to any Partner, any amounts that a Partner owes the Partnership may be deducted from that sum before payment.

     13.3 Notices. All notices and other communications (collectively, "Notices") provided for or permitted to be given under this Agreement shall be in writing and shall be given by depositing the Notice in the United States mail, addressed to the Person to be notified, postage paid and registered or certified with return receipt requested, or by such Notice being delivered in person or by facsimile communication to such party. Unless otherwise expressly set forth herein, notices given or served pursuant hereto shall be effective upon receipt by the Person to be notified. All Notices to be sent to a Partner shall be sent to or made at, and all payments hereunder shall be made at the address of such Partners set forth on Exhibit A hereto, or such other address as that Partner or any additional Partner may specify by Notice to the Partnership. Any Notice to the Partnership or the Board of Directors shall be given to all Directors. The address of a Director shall, unless Notice to the contrary is given by a Director to the Partnership and the Partners, be the same as the address of the Partner that appointed such Director.

     13.4  Entire Agreement; Waivers and Modifications.

          (a) This Agreement constitutes the entire agreement of the Partners relating to the Partnership and supersedes any and all prior contracts, understandings, negotiations and agreements with respect to the Partnership and the subject matter hereof, whether oral or written.

          (b) This Agreement may be amended or modified from time to time only by a written instrument executed by each of the Partners; provided, however, that the Board of Directors may amend Exhibit A from time to time to reflect the admission or withdrawal of Partners, the issuance, redemption or transfer of Partnership Units, changes in Percentage Interests, or changes in the names or addresses of Partners, in each case pursuant to transactions otherwise permitted by the terms of this Agreement; and provided, further, that the Board of Directors may amend this Agreement from time to time to make ministerial changes that are not materially adverse, in the good faith judgment of the Board of Directors, to the interests of any Partner.

          (c) Any waiver or consent, express, implied or deemed, in whatever form, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Partnership or any action inconsistent with this Agreement is not a waiver of or consent to any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Partnership or any other such action. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Partnership, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run. All waivers and consents hereunder shall be in writing and shall be delivered to the other Partners in the manner set forth in Section 13.3.

     13.5 No Third-Party Beneficiaries. Nothing in this Agreement shall provide any benefit to any third party or entitle any third party to any claim, cause of action, remedy or right of any kind, it being the intent of the parties that this Agreement shall not be construed as a third-party beneficiary contract.

     13.6 Governing Law. This agreement is governed by and shall be construed in accordance with the law of the State of Delaware, excluding any conflict-of-laws rule or principle that might refer the governance or construction of this agreement to the law of another jurisdiction.

     13.7 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Partner shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

     13.8 Waiver of Certain Rights. To the fullest extent permitted by law, each Partner irrevocably waives any right (but not any power) it might have to maintain any action for dissolution of the Partnership or for partition of the property of the Partnership. If any Partner maintains any action for such dissolution or partition, such Partner shall, to the fullest extent permitted by law, be liable to the Partnership and the other Partners for all monetary damages suffered by them as a result thereof (including, indirect, incidental and consequential damages).

     13.9 Severability. The provisions of this Agreement are severable. The invalidity, in whole or in part, of any provision of this Agreement shall not affect the validity or enforceability of any other of its provisions. If one or more provisions hereof shall be so declared invalid or unenforceable, the remaining provisions shall remain in full force and effect and shall be construed in the broadest possible manner to effectuate the purposes hereof. The Partners further agree to replace such void or unenforceable provisions with provisions which will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provisions.

     13.10 Successors and Assigns. Subject to the limitations and restrictions set forth in this Agreement, this Agreement shall be binding on and inure to the benefit of the successors and assigns of the Partnership Interests of the parties hereto.

     13.11 Specific Performance. Without intending to limit the remedies available to any party, each party hereto acknowledges that a breach of any of the covenants contained in this Agreement may result in irreparable injury to the other party for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, each party hereto shall be entitled to obtain a temporary restraining order and a preliminary or permanent injunction restraining or requiring actions prohibited or required by this Agreement or such other relief as may be requested to enforce specifically any of the covenants of this Agreement.

     13.12 Interpretation of Agreement. The table of contents of and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     13.13 Multiple Counterparts. This Agreement may be executed in multiple counterparts with the same effect as if each of the signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

GENERAL PARTNERS:                                TRAVELOCITY.COM INC.

                                                 By:
                                                 -----------------------------------------------------
                                                     Name:
                                                     Title: President

                                                 TRAVELOCITY HOLDINGS, INC.

                                                 By:
                                                 -----------------------------------------------------
                                                     Name:
                                                     Title: President

LIMITED PARTNERS:                                TRAVELOCITY.COM LP SUB INC.

                                                 By:
                                                 -----------------------------------------------------
                                                     Name:
                                                     Title:

                                                 TSGL HOLDING, INC.

                                                 By:
                                                 -----------------------------------------------------
                                                     Name:
                                                     Title:

                                                 SABRE INC.

                                                 By:
                                                 -----------------------------------------------------
                                                     Name:
                                                     Title:

                                              EXHIBIT A -- PARTNERSHIP INTERESTS

                                                                             INITIAL
NAME AND ADDRESS                                              PARTNERSHIP    CAPITAL    PERCENTAGE
OF PARTNER                                                      UNITS*      ACCOUNT**    INTEREST
----------------                                              -----------   ---------   ----------
GENERAL PARTNERS:
  Travelocity Holdings......................................                  [$  ]       [10%]
  [address]
  Travelocity.com...........................................                  [$  ]          1%
  [address]
LIMITED PARTNERS:
  TSGL Holding..............................................                  [$  ]       [10%]
  [address]
  Travelocity.com LP Sub....................................                  [$  ]       [35%]
  [address]
  Sabre.....................................................                  [$  ]       [44%]
  [address]
          Total.............................................                  [$  ]        100%

---------------

 * The aggregate number of Partnership Units issued to the Travelocity.com Partners will be equal to (x) the number of shares of Travelocity.com Common Stock issued pursuant to the Merger, plus (y) the number of shares of Travelocity.com Common Stock issuable upon conversion of the Travelocity.com Series A Preferred Stock. The aggregate number of Partnership Units issued to the Travelocity Holdings Partners will be equal to (x) 33,000,000, minus (y) the number of shares of Travelocity.com Common Stock issuable upon conversion of the Travelocity.com Series A Preferred Stock.

** Each Partner's initial Capital Account will be equal to (x) the number of Partnership Units held by the Partner, multiplied by (y) the average closing price per share of Preview Common Stock for the ten (10) trading days immediately preceding the Effective Time.

                                  EXHIBIT 2.1
   FORM OF RESTATED CERTIFICATE OF LIMITED PARTNERSHIP OF TRAVELOCITY.COM LP

                              AMENDED AND RESTATED
                       CERTIFICATE OF LIMITED PARTNERSHIP
                                       OF
                               TRAVELOCITY.COM LP

     The undersigned, for the purpose of forming a limited partnership pursuant to the Delaware Revised Uniform Limited Partnership Act, 6 Del. Ch. sec.17-101, et seq. (the "Act"), DO HEREBY CERTIFY as follows:

     (1) Name

     The name of the limited partnership formed and continued hereby is Travelocity, L.P. (hereinafter referred to as the "Partnership").

     (2) Address of Registered Office and Name and Address of Registered Agent

     The address of the registered office of the Partnership is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801. The name of the Partnership's registered agent for service of process at such address is The Corporation Trust Company.

     (3) Names and Addresses of the General Partners

     The names and business addresses of the general partners of the Partnership are:

NAME                                           ADDRESS
----                                           -------
Travelocity.com Inc.
                        -----------------------------------------------------
                        -----------------------------------------------------
Travelocity Holdings
  Inc.
                        -----------------------------------------------------
                        -----------------------------------------------------

     IN WITNESS WHEREOF, this Certificate has been duly executed as of the
          day of             , 1999 by the undersigned as general partners of
the Partnership and is being filed in accordance with Section 17-210 of the Act.

                                            GENERAL PARTNERS:

                                            TRAVELOCITY.COM INC.

                                            By:
                                              ----------------------------------

                                                Name:
                                                Title:

                                            TRAVELOCITY HOLDINGS, INC.

                                            By:
                                              ----------------------------------

                                                Name:
                                                Title:

                                                                    SCHEDULE 6.2

BOARD OF DIRECTORS
              Travelocity.com Directors
              1.
              ----------------------------------------------------
              2.
              ----------------------------------------------------
              3.
              ----------------------------------------------------
              4.
              ----------------------------------------------------
              5.
              ----------------------------------------------------
              Travelocity Holdings Directors
              1.
              ----------------------------------------------------
              2.
              ----------------------------------------------------
              3.
              ----------------------------------------------------
              4.
              ----------------------------------------------------

Outside back cover

The background of the page includes a large airplane.

The page includes Web page from the Travelocity.com Inc.

To the left of the Web page the following text appears with lines pointing from the text toward the Web page:

Easy access to all of the most popular features.

Express booking right from the home page.

Check flight status and gate information.

News about travel deals.

Featured vacation packages.

Featured destination information.

To the right of the Web page the following text appears with lines pointing from the text toward the Web page: Prominent location of the tools customers need. Travel tips to help customers.

At the bottom of the page there are two overlapping portions of Web pages with color pictures and text. The words Destinations and Vacations appear to the left of the Web pages with arrows connecting the words to the Web pages.

                                    PART II

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides for, among other things:

          a. permissive indemnification for expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to litigation other than stockholder derivative actions if certain conditions are met;

          b. permissive indemnification for expenses actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are parties to stockholder derivative actions if certain conditions are met;

          c. mandatory indemnification for expenses actually and reasonably incurred by designated persons, including directors and officers of a corporation, in the event such persons are successful on the merits or otherwise in litigation covered by a. and b. above; and

          d. that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which may be provided under any bylaw, agreement, stockholder or disinterested director vote, or otherwise.

     Travelocity.com Inc.'s restated certificate of incorporation provides that a director shall not be personally liable to Travelocity.com Inc. or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to Travelocity.com Inc. or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for paying a dividend or approving a stock repurchase in violation of
Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     The restated bylaws also provide that each person who was or is made a party to, or is involved in, any action, suit or proceeding by reason of the fact that he or she is or was a director, officer of Travelocity.com Inc. (or was serving at the request of Travelocity.com Inc. as a director, officer, employee or agent for another entity) shall be, and employees and agents may be, indemnified and held harmless by Travelocity.com Inc., to the fullest extent authorized by the DGCL , as in effect (or, to the extent indemnification is broadened, as it may be amended) against all expense, liability or loss reasonably incurred by such person in connection therewith. The restated bylaws further provide that such rights to indemnification are contract rights and shall include the right to be paid by Travelocity.com Inc. the expenses incurred in defending the proceedings specified above, in advance of their final disposition, provided that, if the DGCL so requires, such payment shall only be made upon delivery to Travelocity.com Inc. by the indemnified party of an undertaking to repay all amounts so advanced if it shall ultimately be determined that the person receiving such payment is not entitled to be indemnified. Travelocity.com Inc. must advance the expenses incurred by the director or officer in defending any proceeding, within 60 days of receipt of the request for indemnification. Such expenses, including attorneys' fees, may be paid with respect to indemnified employees and agents, as the Board of Directors deems appropriate. The restated bylaws provide that the right to indemnification and to the advance payment of expenses shall not be exclusive of any other right which any person may have or acquire under any statute, provision of Travelocity.com Inc.'s restated bylaws, restated certificate of incorporation, or otherwise. The restated bylaws also provide that, subject to the approval of a majority of the Board of Directors regarding the terms of availability of the insurance, Travelocity.com Inc. must maintain insurance, at its expense, to protect any of its directors and officers against any liability arising out of his or her status as a director or officer, whether or not Travelocity.com Inc. would have the power to indemnify the director or officer against such liability under the restated bylaw's indemnification provision.

ITEM 21. EXHIBITS.

     (a) Exhibits.

          2.1            -- Agreement and Plan of Merger, dated as of October 3,
                            1999, by and among Sabre Inc., Travelocity Holdings,
                            Inc., Travelocity.com, Inc., and Preview Travel, Inc.
                            (included in the Proxy Statement/Prospectus as Annex A)
          2.2            -- Amendment to Agreement and Plan of Merger, dated as of
                            October 3, 1999, by and among Sabre Inc., Travelocity
                            Holdings, Inc., Travelocity.com, Inc., and Preview
                            Travel, Inc.
          3.1            -- Certificate of Incorporation of Registrant
          3.2            -- Form of Restated Certificate of Incorporation of
                            Registrant to become effective upon the closing of the
                            merger (included in Proxy Statement/Prospectus as Annex
                            D)
          3.3            -- Bylaws of the Registrant
          3.4            -- Form of Restated Bylaws of Registrant to become effective upon the closing of the merger (included in Proxy
                            Statement/Prospectus in Annex E)
          4.1            -- Form of Registrant's Common Stock Certificate
          4.2            -- Form of Registrant's Series A Preferred Stock Certificate
          4.3            -- Form of Registrant's Class B Common Stock Certificate
          5.1            -- Opinion of Fried, Frank, Harris, Shriver & Jacobson
                            regarding legality of the shares being issued in the
                            merger
          8.1            -- Opinion of Fried, Frank, Harris, Shriver & Jacobson as to
                            certain federal income tax consequences described in the
                            proxy statement/prospectus
          8.2            -- Opinion of Simpson Thacher & Bartlett as to certain
                            federal income tax consequences described in the proxy
                            statement/prospectus
         10.1            -- Voting Agreement, dated as of October 3, 1999, by and
                            between Sabre Inc. and James J. Hornthal (included in the
                            Proxy Statement/Prospectus as Annex B-1)
         10.2            -- Voting Agreement, dated as of October 3, 1999, by and
                            between Sabre Inc. and MediaOne Interactive Services,
                            Inc. (included in the Proxy Statement/Prospectus as Annex
                            B-2)
         10.3            -- Voting Agreement, dated as of October 3, 1999, by and
                            between Sabre Inc. and America Online, Inc. (included in
                            the Proxy Statement/Prospectus as Annex B-3)
         10.4            -- Form of Amended and Restated Agreement of Limited
                            Partnership of Travelocity.com LP (included in the Proxy
                            Statement/Prospectus as Annex F)
         10.5            -- Form of Management Services Agreement between
                            Travelocity.com LP and Travelocity Holdings, Inc.
         10.6            -- Form of Contribution Agreement between Travelocity.com LP and Sabre Inc.
         10.7            -- Form of Contribution Agreement between Travelocity.com LP and TSGL Holdings, Inc.
         10.8            -- Form of Contribution Agreement between Travelocity.com LP and Travelocity.com Inc.
         10.9            -- Form of Option Agreement between Sabre Inc. and
                            Travelocity.com
         10.10           -- Form of Registration Rights Agreement between Sabre Inc.
                            and Travelocity.com
         10.11           -- Interactive Services and Exclusive Channel Agreement by
                            and between Travelocity Holdings, Inc. and America
                            Online, Inc., effective as of October 3, 1999(1)

         10.12           -- Content Partner/Distribution Agreement by and between
                            Infoseek Corporation and The Sabre Group, Inc. effective
                            as of July 22, 1999(1)
         10.13           -- Content Partner Agreement, by and between The Sabre
                            Group, Inc. and At Home Corporation, effective as of
                            March 13, 1999(1)
         10.14           -- Travel Services Advertising and Promotion Agreement by
                            and between Sabre Interactive a division of Sabre, Inc.
                            and Yahoo! Inc., effective as of June 29, 1997(1)
         10.15           -- First Amendment to Travel Services Advertising and
                            Promotion Agreement by and between Sabre Interactive a
                            division of Sabre Inc. and Yahoo! Inc., effective as of
                            November 23, 1998(1)
         10.16           -- Second Amendment to Travel Services Advertising and
                            Promotion Agreement by and between Sabre Interactive a
                            division of Sabre Inc. and Yahoo! Inc., effective as of
                            October 1, 1999(1)
         10.17           -- Travelocity Holdings, Inc. 1999 Long-Term Incentive Plan
         10.18           -- Travelocity.com LP 1999 Long-Term Incentive Plan
         10.19           -- The Sabre Group Deferred Compensation Plan
         10.20           -- The Sabre Group Holdings, Inc. Supplemental Executive
                            Retirement Plan
         10.21           -- Executive Termination Benefits Agreement for Andrew B.
                            Steinberg
         21.1            -- Subsidiary of Registrant
         23.1            -- Consent of Ernst & Young LLP, Independent Auditors
         23.2            -- Consent of PricewaterhouseCoopers LLP, Independent
                            Auditors
         24.1            -- Power of Attorney (included on the signature page of this
                            Registration Statement)
         99.1            -- Opinion of Hambrecht & Quist LLC (included in Proxy
                            Statement/Prospectus as Annex C)
         99.2            -- Consent of Hambrecht & Quist LLC
         99.3            -- Form of proxy card for Preview Travel, Inc.'s special
                            meeting
         99.4            -- Consent of Person About to Become Director for Terrell B.
                            Jones
         99.5            -- Consent of Person About to Become a Director for William
                            J. Hannigan
         99.6            -- Consent of Person About to Become a Director for Jeffery
                            M. Jackson
         99.7            -- Consent of Person About to Become a Director for Paul C.
                            Ely, Jr.
         99.8            -- Consent of Person About to Become a Director for Bradford
                            J. Boston
         99.9            -- Consent of Person About to Become a Director for Glenn W.
                            Marschel, Jr.
         99.10           -- Consent of Person About to Become a Director for James J.
                            Hornthal
         99.11           -- Consent of Person About to Become a Director for Michael
                            A. Buckman
         99.12           -- Consent of Person About to Become a Director for James D.
                            Marsicano

---------------

(1) To be filed by amendment.

     All supporting schedules have been omitted because they are not required or the information required to be set forth therein is included in the consolidated financial statements or in the notes thereto.

ITEM 22. UNDERTAKINGS.

     (A) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraphs (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (B) The undersigned Registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (C) The undersigned Registrant hereby undertakes:

          (1) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (D) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (E) The undersigned Registrant hereby undertakes:

          (1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on January 28, 2000.

                                            TRAVELOCITY.COM INC.

                                            By:   /s/ TERRELL B. JONES
                                            ------------------------------------
                                                      Terrell B. Jones
                                               President and Chief Executive
                                                          Officer

     Each person whose individual signature appears below hereby authorizes Terrell B. Jones, and Jeffery M. Jackson, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent in his name, place and stead, to execute in the name and on behalf of such person, individually and in each capacity stated below, any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any and all additional registration statements relating to the same registration of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all such things in his name and on his behalf in his respective capacities as officers or directors of Travelocity.com Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities on January 28, 2000.

                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                /s/ TERRELL B. JONES                   President and Chief Executive        January 28, 2000
-----------------------------------------------------    Officer (principal executive
                  Terrell B. Jones                       officer)

               /s/ JEFFERY M. JACKSON                  Senior Vice President, Chief         January 28, 2000
-----------------------------------------------------    Financial Officer (principal
                 Jeffery M. Jackson                      financial officer and principal
                                                         accounting officer), and
                                                         Director

                 /s/ JAMES E. MURPHY                   Treasurer and Director               January 28, 2000
-----------------------------------------------------
                   James E. Murphy

               /s/ ANDREW B. STEINBERG                 Senior Vice President, General       January 28, 2000
-----------------------------------------------------    Counsel, Corporate Secretary,
                 Andrew B. Steinberg                     and Director

                               INDEX TO EXHIBITS

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
          2.1            -- Agreement and Plan of Merger, dated as of October 3,
                            1999, by and among Sabre Inc., Travelocity Holdings,
                            Inc., Travelocity.com, Inc., and Preview Travel, Inc.
                            (included in the Proxy Statement/Prospectus as Annex A)
          2.2            -- Amendment to Agreement and Plan of Merger, dated as of
                            October 3, 1999, by and among Sabre Inc., Travelocity
                            Holdings, Inc., Travelocity.com, Inc., and Preview
                            Travel, Inc.
          3.1            -- Certificate of Incorporation of Registrant
          3.2            -- Form of Restated Certificate of Incorporation of
                            Registrant to become effective upon the closing of the
                            merger (included in Proxy Statement/Prospectus as Annex
                            D)
          3.3            -- Bylaws of the Registrant
          3.4            -- Form of Restated Bylaws of Registrant to become effective upon the closing of the merger (included in Proxy
                            Statement/Prospectus in Annex E)
          4.1            -- Form of Registrant's Common Stock Certificate
          4.2            -- Form of Registrant's Series A Preferred Stock Certificate
          4.3            -- Form of Registrant's Class B Common Stock Certificate
          5.1            -- Opinion of Fried, Frank, Harris, Shriver & Jacobson
                            regarding legality of the shares being issued in the
                            merger
          8.1            -- Opinion of Fried, Frank, Harris, Shriver & Jacobson as to
                            certain federal income tax consequences described in the
                            proxy statement/prospectus
          8.2            -- Opinion of Simpson Thacher & Bartlett as to certain
                            federal income tax consequences described in the proxy
                            statement/prospectus
         10.1            -- Voting Agreement, dated as of October 3, 1999, by and
                            between Sabre Inc. and James J. Hornthal (included in the
                            Proxy Statement/Prospectus as Annex B-1)
         10.2            -- Voting Agreement, dated as of October 3, 1999, by and
                            between Sabre Inc. and MediaOne Interactive Services,
                            Inc. (included in the Proxy Statement/Prospectus as Annex
                            B-2)
         10.3            -- Voting Agreement, dated as of October 3, 1999, by and
                            between Sabre Inc. and America Online, Inc. (included in
                            the Proxy Statement/Prospectus as Annex B-3)
         10.4            -- Form of Amended and Restated Agreement of Limited
                            Partnership of Travelocity.com LP (included in the Proxy
                            Statement/Prospectus as Annex F)
         10.5            -- Form of Management Services Agreement between
                            Travelocity.com LP and Travelocity Holdings, Inc.
         10.6            -- Form of Contribution Agreement between Travelocity.com LP and Sabre Inc.
         10.7            -- Form of Contribution Agreement between Travelocity.com LP and TSGL Holdings, Inc.
         10.8            -- Form of Contribution Agreement between Travelocity.com LP and Travelocity.com Inc.
         10.9            -- Form of Option Agreement between Sabre Inc. and
                            Travelocity.com
         10.10           -- Form of Registration Rights Agreement between Sabre Inc.
                            and Travelocity.com
         10.11           -- Interactive Services and Exclusive Channel Agreement by
                            and between Travelocity Holdings, Inc. and America
                            Online, Inc., effective as of October 3, 1999(1)

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         10.12           -- Content Partner/Distribution Agreement by and between
                            Infoseek Corporation and The Sabre Group, Inc. effective
                            as of July 22, 1999(1)
         10.13           -- Content Partner Agreement, by and between The Sabre
                            Group, Inc. and At Home Corporation, effective as of
                            March 13, 1999(1)
         10.14           -- Travel Services Advertising and Promotion Agreement by
                            and between Sabre Interactive a division of Sabre, Inc.
                            and Yahoo! Inc., effective as of June 29, 1997(1)
         10.15           -- First Amendment to Travel Services Advertising and
                            Promotion Agreement by and between Sabre Interactive a
                            division of Sabre Inc. and Yahoo! Inc., effective as of
                            November 23, 1998(1)
         10.16           -- Second Amendment to Travel Services Advertising and
                            Promotion Agreement by and between Sabre Interactive a
                            division of Sabre Inc. and Yahoo! Inc., effective as of
                            October 1, 1999(1)
         10.17           -- Travelocity Holdings, Inc. 1999 Long-Term Incentive Plan
         10.18           -- Travelocity.com LP 1999 Long-Term Incentive Plan
         10.19           -- The Sabre Group Deferred Compensation Plan
         10.20           -- The Sabre Group Holdings, Inc. Supplemental Executive
                            Retirement Plan
         10.21           -- Executive Termination Benefits Agreement for Andrew B.
                            Steinberg
         21.1            -- Subsidiary of Registrant
         23.1            -- Consent of Ernst & Young LLP, Independent Auditors
         23.2            -- Consent of PricewaterhouseCoopers LLP, Independent
                            Auditors
         24.1            -- Power of Attorney (included on the signature page of this
                            Registration Statement)
         99.1            -- Opinion of Hambrecht & Quist LLC (included in Proxy
                            Statement/Prospectus as Annex C)
         99.2            -- Consent of Hambrecht & Quist LLC
         99.3            -- Form of proxy card for Preview Travel, Inc.'s special
                            meeting
         99.4            -- Consent of Person About to Become Director for Terrell B.
                            Jones
         99.5            -- Consent of Person About to Become a Director for William
                            J. Hannigan
         99.6            -- Consent of Person About to Become a Director for Jeffery
                            M. Jackson
         99.7            -- Consent of Person About to Become a Director for Paul C.
                            Ely, Jr.
         99.8            -- Consent of Person About to Become a Director for Bradford
                            J. Boston
         99.9            -- Consent of Person About to Become a Director for Glenn W.
                            Marschel, Jr.
         99.10           -- Consent of Person About to Become a Director for James J.
                            Hornthal
         99.11           -- Consent of Person About to Become a Director for Michael
                            A. Buckman
         99.12           -- Consent of Person About to Become a Director for James D.
                            Marsicano

---------------

(1) To be filed by amendment.